                                                                    EXHIBIT 99.1

                                  ANNUAL REPORT
         (For the period from January 1, 2003 through December 31, 2003)

To:      The Financial Supervisory Commission of Korea

Hanaro Telecom, Inc. (the "Company") is submitting this annual report pursuant to Article 186-3 of the Securities and Exchange Act of Korea.

                                 MARCH 30, 2004

President & CEO:  Chang-Bun Yoon

Head Office:      1445-3 Seocho-dong, Seocho-ku, Seoul, Korea, 137-728
                  (Tel.) 82-2-6266-5500

                         [HTI HANARO TELECOM, INC. LOGO]

         This is an English-language summary of the Company's annual report, which was originally prepared in Korean in accordance with the applicable laws of Korea. The audited annual financial statements in the report were prepared in accordance with generally accepted accounting principles in Korea, or Korean GAAP, on a non-consolidated basis. The accounts of the financial statements or figures in the report are expressed in Korean won ("KRW" or "Won").

                           FORWARD-LOOKING STATEMENTS

         This annual report to the Financial Supervisory Commission of Korea contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about the Company and its industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate," "believe," "estimate," "expect," "intend," "project," "should," and similar expressions. Those statements include, among other things, the discussions of the Company's business strategy and expectations concerning its market position, future operations, margins, profitability, liquidity and capital resources, as well as statements concerning expansion of its network coverage and increases in the number of subscribers to its services. The Company cautions you that reliance on any forward-looking statement involves risks and uncertainties, and that although the Company believes that the assumptions on which its forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. In light of these and other uncertainties, you should not conclude that the Company will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. The Company does not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

I.             COMPANY INFORMATION

     1.   OBJECTIVES OF THE COMPANY

       A) Scope of Business

          -    Provide broadband internet access services.

          - Provide local telephony, long distance telephony and international telephony services.

          -    Establish, own and operate telecommunications networks.

          - Manufacture, sell and supply equipment and/or machines incidental or related to telecommunications business.

          -    Research and develop technologies related to telecommunications.

          - Initiate future telecommunications, new media and other related businesses.

          - Lease communication bureau buildings, and facilities thereof, pursuant to telecommunications laws in Korea.

          -    Lease real estates and facilities thereof.

          - Perform any activities or businesses required under applicable telecommunications laws in Korea, and;

          - Conduct any and all activities directly or indirectly related to or incidental to any of the foregoing objectives, undertake any overseas activities for any of the objectives set forth in the foregoing items.

       B) Proposed Future Business

          -    Long distance & International Telephony

               - Date of BOD resolution on application for the service license: September 12, 2002

               -    Date of submission of application: September 30, 2002

               -    Date of license issuance: January 28, 2003

               -    Purpose

                    -    Provision of one-stop total service of
                         local/long-distance/international telephony

                    - Revenue generation and cost reduction through maximizing the existing network

               -    Service plan

                    -    Long-distance telephony

                         - Date of service launch : July 2004 (pilot service : June 2004)

                         -    Service coverage : nationwide

                    -    International telephony

                         -    Date of service launch : July 2004

                         -    Service coverage : worldwide

               -    Maximization of telecommunications infrastructure

                    -    Long-distance/international telephony

                         - Through utilization of the existing network, the company expects CAPEX for the year 2004 to be approximately KRW13.2 billion. Any future CAPEX required for the long distance/international telephony services will be controlled within the limited range.

      2.  HISTORY OF THE COMPANY

          A) Major changes

                  -        Date of establishment: September 26, 1997

                  - Address of head office: Seocho-dong, Seocho-ku, Seoul, Korea, 137-728

                  -        Status on head office and branch offices


        Name                       Place                  Important Business Activities
--------------------------------------------------------------------------------------------------
       Head Office                    Seoul                    Overall management
----------------------------------------------
   Seoul Central Office               Seoul       -        Sales planning and management
----------------------------------------------
Metropolitan North branch            Kyunggi      -        Sales and promotion activities
----------------------------------------------
Metropolitan South branch            Kyunggi      -        Installation, operation and management
                                                            of telecommunications facilities
----------------------------------------------
    Chungchung branch                Taejeon      -        Building telecommunications
                                                            infrastructure
----------------------------------------------
     Kyungbuk branch                  Taegu
----------------------------------------------
       Honam branch                  Kwangju      -        Budget planning, asset management,
                                                            general administration
----------------------------------------------
       Busan branch                   Busan
----------------------------------------------

     -    Major Changes in board of directors

    Date                     Before change                   After change                  Remarks
-----------------------------------------------------------------------------------------------------------
                             Chang-Bun Yoon                 Chang-Bun Yoon                     -
                        (Representative Director     (Representative Director and
                                and CEO)                         CEO)
-----------------------------------------------------------------------------------------------------------
                              In-Haeng Lee                        -                        Resigned
                          (Standing Director)
-----------------------------------------------------------------------------------------------------------
                              Jin Duck Kim                        -                        Resigned
                          (Standing Director)
-----------------------------------------------------------------------------------------------------------
                             Young- Woo Nam                 Young- Woo Nam                     -
                        (Non-standing Director)        (Non-standing Director)
-----------------------------------------------------------------------------------------------------------
                              Sun-Ho Hong                    Sun-Ho Hong                       -
                        (Non-standing Director)        (Non-standing Director)
-----------------------------------------------------------------------------------------------------------
                                   -                    Wilfried Kaffenberger              Appointed
                                                       (Non-standing Director)
-----------------------------------------------------------------------------------------------------------
                                   -                         David Yeung                   Appointed
                                                       (Non-standing Director)
-----------------------------------------------------------------------------------------------------------
                              Shin-Bae Kim                   Shin-Bae Kim                      -
                           (Outside Director)             (Outside Director)
-----------------------------------------------------------------------------------------------------------
Nov. 18, 2003*                Sung Kyu Park                  Sung Kyu Park             Re-appointed after
                           (Outside Director)             (Outside Director)                resign
-----------------------------------------------------------------------------------------------------------
                              Sun Woo Kim                    Sun Woo Kim               Re-appointed after
                           (Outside Director)             (Outside Director)                resign
-----------------------------------------------------------------------------------------------------------
                              Sa Hyun Suh                         -                        Resigned
                           (Outside Director)
-----------------------------------------------------------------------------------------------------------
                              Hang Ku Park                        -                        Resigned
                           (Outside Director)
-----------------------------------------------------------------------------------------------------------
                             Yong Hwan Kim                        -                        Resigned
                           (Outside Director)
-----------------------------------------------------------------------------------------------------------
                             Woong Hae Lee                        -                        Resigned
                           (Outside Director)
-----------------------------------------------------------------------------------------------------------
                                   -                          Paul Chen                    Appointed
                                                          (Outside Director)
-----------------------------------------------------------------------------------------------------------
                                   -                        Byung Moo Park                 Appointed
                                                          (Outside Director)
-----------------------------------------------------------------------------------------------------------
                                   -                       Kyung-Joon Choi                 Appointed
                                                          (Outside Director)
-----------------------------------------------------------------------------------------------------------

     * The new right issues took place following the resolution on the new right issues to the foreign investors at the EGM on Oct. 21, 2003.

     -    Changes in the Largest Shareholder

          -    From the date of its inception to December 8, 1999: Dacom
               Corporation

          - From December 9, 1999 to January 3, 2000: Samsung Electronics Co., Ltd. and its affiliated company

          - Since January 3, 2000: Dacom Corporation and its affiliated companies (On January 3, 2000, the Korean Fair Trade Commission designated Dacom Corporation as a member company of the LG group. Accordingly, Dacom Corporation's shareholding in the Company includes the shares owned by other member companies of the LG group).

          - Since November 18, 2003, AIF II NT, Ltd. and AOF NT, Ltd. became the largest shareholders after acquiring 39% of the stakes

     -    Material changes in objectives of the Company

             Before change                         After change                       Remarks
--------------------------------------------------------------------------------------------------------------
Realty and related facilities lease         To lease communication bureau       The Articles of Incorporation
                                            buildings, and facilities           were amended at the Annual
                                            incidental to                       General Meeting of
                                            telecommunications business         Shareholders held on March 30,
                                                                                1998.

Advertising and publishing business         Deleted
--------------------------------------------------------------------------------------------------------------
                                            Provide broadband internet
                                            access services

To provide local telephony services         Provide local telephony,
                                            long distance telephony
                                            and international telephony
                                            services                            The Articles of Incorporation
                                                                                were amended at the Annual
                                                                                General Meeting of Shareholders
                                                                                held  on March 26, 2004

Initiate future communication business      The future telecommunication
                                            industries, new media
                                            business and the related
                                            thereunder

To lease communication bureau buildings,    Lease real estates and
and facilities incidental to                facilities thereof
telecommunications business

     -    Other material events

  Date                                             Changes
------------------------------------------------------------------------------------------------
Sep. 1997           First general meeting of shareholders convened
------------------------------------------------------------------------------------------------
Feb. 1998           Secured telephone codes for providing local telephony services
------------------------------------------------------------------------------------------------
Feb. 1998           Acquired WLL frequency of 2.3GHz bandwidth for 20MHz down- and up-stream
------------------------------------------------------------------------------------------------
Jun. 1998           Registered as a special service provider (Internet phone, etc.)
------------------------------------------------------------------------------------------------
Oct. 1998           Launched high speed Internet access services through CATV
------------------------------------------------------------------------------------------------
Apr. 1999           Launched local telephony services and high-speed Internet access services in four major cities
------------------------------------------------------------------------------------------------
Dec. 1999           Obtained perpetual license to provide leased line services
------------------------------------------------------------------------------------------------
Mar. 2000           Listed 24 million ADRs on NASDAQ
------------------------------------------------------------------------------------------------
May 2000            Opened Internet Data Center, N-GENE
------------------------------------------------------------------------------------------------
May 2000            Launched intelligent network service (i.e. toll-free service)
------------------------------------------------------------------------------------------------
July 2000           Commercial LMDS service launched
------------------------------------------------------------------------------------------------
Feb. 2002           Commercial Hanafos Anyway (Wireless LAN) service launched
------------------------------------------------------------------------------------------------
Oct. 2002           Launched low basic fee telephone service for residential subscribers
------------------------------------------------------------------------------------------------
Jan. 2003           Obtained  service  license  for  long-distance  and  international   telephony
                    services
------------------------------------------------------------------------------------------------
Aug. 2003           The second Representative  Director and Chief Executive Officer of the Company
                    appointed.
------------------------------------------------------------------------------------------------
Nov. 2003           7th Right Issues

     -    M&A, transfer of business

          -    DreamX.net. Co.

               - Transfer of the Company's portal, EC and cyber education business to DreamX.net, the Company's affiliate, to strengthen e-Biz.

                    -    Date of board resolution : February 19, 2002

                    -    Company name: DreamX.net Co.

                    -    Date of business transfer : February 28, 2002

                    - Subject of transfer: Hananet business (portal, E-Commerce, cyber education, etc.)

                    - Results of transfer : decrease in assets (KRW 320 million), revenues (KRW 27.8 billion) and costs (KRW
                         49.9 billion)

          -    Dreamline

               - The basic contract on September 26, 2003 for the acquisition of Dreamline's broadband Internet business in Suwon, Osan, Byung-jom, and Gunpo was terminated on February 5, 2003. Hanaro locally filed a corporate disclosure on February 6, 2004.

     -    Material telecommunications facilities owned by the Company

                                                      (Unit: in millions of Won)

                                                                         Date of                    Acquisition
   Description                     Item                                Acquisition                     Amount
---------------------------------------------------------------------------------------------------------------
Switches                   Routers                                       Jan. 03                       3,000
                           Routers                                       Mar. 03                       4,331
                           Routers                                       Jul. 03                       4,519
                           Routers                                       Jul. 03                       2.186
                           GE-L3 Switch                                  Jul. 03                       1,093
                           IVR SYSTEM                                    Jul. 03                       1,092
------------------------------------------------------------------------------------------------------------
Network facilities         CMTS                                          Jan. 03                       3,206
                           DWDM                                          Jan. 03                       1,548
                           VDSL Connection Switches                      Feb. 03                       2,350
                           IP-DSLAM (VDSL services)                      Feb. 03                      18,905
                           CMTS                                          Apr. 03                       5,342
                           CMTS                                          Apr. 03                      10,967
                           NFP                                           Apr. 03                       5,985
                           Large Capacity RT                             Apr. 03                       1,639
                           Mid Capacity RT                               Apr. 03                       1,109
                           Large Capacity RT                             Apr. 03                       1,391
                           IP-DSLAM (VDSL services)                      Apr. 03                       2,172
                           10G Equipment                                 May. 03                       2,010
                           WDM                                           May. 03                       1,182
                           DWDM                                          May. 03                       6,584
                           IP-DSLAM (VDSL services)                      Jun. 03                       2,714
                           CMTS                                          Aug. 03                       3,354
                           CMTS                                          Oct. 03                       2,423
                           50M VDSL                                      Nov. 26                       1,952
                           50M VDSL                                      Nov. 26                       1,695

                           CMTS                                          Dec. 23                       2,138
                           CMTS                                          Dec. 26                       3,960
------------------------------------------------------------------------------------------------------------
Cable modem                Cable modem                                   Aug. 03                       1,103
                           VoIP                                          Nov. 11                       1,137
------------------------------------------------------------------------------------------------------------
Backbone                   ONS                                           Aug. 03                       3,995
------------------------------------------------------------------------------------------------------------
Others                     Corus Plus                                     Jun.03                       1,996
                           Security system                               Sep. 03                       1,293
------------------------------------------------------------------------------------------------------------

     -    Events of importance in relation to business activities

          See  "Other material events".

B) Designated as a large conglomerate group

     -    Name of the group : Hanaro Telecom, Inc.

     -    Changes in subsidiary

          -    Sep `97: Established Hanaro Telecom, Inc.

          -    Feb '98: Established Hanaro Realty Development & Management Co.,
               Ltd.

          -    Oct '98: Established Hanaro Customer Service, Inc.

          -    Jan '00: Acquisition of Hanaro Web(n)TV

          -    Mar '00: Acquisition of M-commerce Co., Ltd.

          -    Mar '00: Established Hanaro Interdesk Co., Ltd.

          -    July '00: Established Hanaro Technologies, Inc.

          - July '00: Named as "Business group subject to restrictions on mutual shareholding"

          -    Dec '01: Acquisition of controlling stake in Dreamline Co., Ltd.

          - Jan '02: A merger between Hanaro Customer Service, Inc. and Interdesk Co., Ltd. (The name of the merged corporation is Hanaro T&I.)

          - Feb '02: Fair Trade Commission of Korea approved Dreamline Co., Ltd. and DreamX.net Co., Ltd. as Hanaro Telecom's affiliated companies.

          -    (DreamX.net Co., Ltd. changed its name to HanaroDream Corp.)

          - Nov. '02: Hanaro Technologies, Inc. excluded from Hanaro Telecom's affiliated company.

          - Dec. '02: Fair Trade Commission of Korea approved Korea Digital Cable Media Center as Hanaro Telecom's affiliated companies.

          - Jul. '03: Fair Trade Commission of Korea approved the exclusion of Korea Digital Cable Media Center from the group of Hanaro's affiliated companies.

          - Mar. '04: Fair Trade Commission of Korea approved the exclusion of Dreamline Co., Ltd from the group of Hanaro's affiliated companies.

          - Mar. '04: Fair Trade Commission of Korea approved the exclusion of HanaroDream Corp from the group of Hanaro's affiliated companies.

     -    Status on affiliated companies (as of March 30, 2004)

          -    Hanaro Telecom, Inc. (Listed)

          -    Hanaro Web(n)TV Co., Ltd (Unlisted)

          -    Hanaro Realty Development & Management Co., Ltd (Unlisted)

          -    Hanaro Telephone & Internet Information, Inc (Unlisted)

          -    M-commerce Co., Ltd. (Unlisted)

     -    Regulation

          - "Business Group subject to Restrictions on Mutual Shareholding" according to the relevant law regarding monopoly regulation and fair trade

          -    Designated on April 1, 2003

          -    Summary of regulation

               -    Cross-ownership among affiliates prohibited

               -    Limit on guarantee provision to affiliated companies

               - Board approval and public disclosure of large-scale internal trading required

               -    Reporting of shareholding and guarantee obligation status

3. CHANGES IN PAID-IN CAPITAL

     A)   Changes in paid-in capital

     [The table below summarizes more detailed disclosure in the original Annual Report in Korean. Details on method of allocation of shares and the ratio of changes in paid-in capital have not been translated.]

                                           (Unit: share, KRW/share, KRW billion)

                                                           Changes in paid-in Capital
                                -------------------------------------------------------------------------------
                                                        Number of        Par        Offering       Cumulative
   Date       Offering Type     Kind of Shares        Shares Issued     Value         Price      Paid-in Capital
---------------------------------------------------------------------------------------------------------------
1997.9.26     Initial Shares     Common Stock          120,082,200      5,000         5,000            600.4
------------------------------------------------------------------------------------------------------------
1998.1.22       Right Issue      Common Stock           19,917,800      5,000         5,000            700.0
------------------------------------------------------------------------------------------------------------
1998.10.2       Right Issue      Common Stock           44,012,222      5,000         5,800            920.0
------------------------------------------------------------------------------------------------------------
1999.8.5.       Right Issue      Common Stock           55,987,778      5,000        11,800          1,200.0
------------------------------------------------------------------------------------------------------------
2000.4.4.      Issue of ADR      Common Stock           24,000,000      5,000        17,235          1,320.0
------------------------------------------------------------------------------------------------------------
2002.3.20       Exercise of      Common Stock            2,990,394      5,000         5,000          1,335.0
                 warrants
------------------------------------------------------------------------------------------------------------
2002.3.22       Exercise of      Common Stock            4,226,094      5,000         5,000          1,356.1
                 warrants
------------------------------------------------------------------------------------------------------------
2002.3.27       Exercise of      Common Stock            2,718,540      5,000         5,000          1,369.7
                 warrants
------------------------------------------------------------------------------------------------------------
2002.3.28       Exercise of      Common Stock            3,286,962      5,000         5,000          1,386.1
                 warrants
------------------------------------------------------------------------------------------------------------
2002.3.29       Exercise of      Common Stock            2,100,690      5,000         5,000          1,396.6
                 warrants
------------------------------------------------------------------------------------------------------------
2003.11.18      Right Issue      Common Stock          182,812,500      5,000         3,200          2,310.7
------------------------------------------------------------------------------------------------------------

     B)   Expected changes in capital

          - Issuance of the 13th Non-registered, non-guaranteed Bonds with Warrants

               -    Date of Board Resolution: February 16, 2001

               -    Specifics of expected changes in capital

                    - Cause: Issuance of US$100,000,000 zero coupon bonds with warrants due 2006 dated as of March 6, 2001

                    - On March 6, 2002, we exercised the put option and repaid the US$100,000,000 bonds in full

                    - As of November 14, 2002, number of shares to be issued upon the exercise of warrants: 9,391,320

                    - As of November 14, 2002, the amount of capital increase upon the exercise of warrants: KRW46,957 million

                    - Exercise price: KRW5,000 (at exchange rate of KRW1,235.70/US$)

                    - Adjustment to Exercise price from KRW6,500 to KRW 5,000/share on June 7, 2001

                    - As of November 14, 2002, 15,322,680 common shares have been issued upon exercise of warrants.

          - Issuance of the 18th Non-registered, non-guaranteed Bonds with Warrants

               -    Date of Board Resolution: February 19, 2002

               -    Specifics of expected changes in capital

                    - Cause: Issuance of US$100,000,000 zero coupon bonds with warrants due 2007 dated as of February 26, 2002

                    - As of November 14, 2002, number of shares to be issued upon the exercise of warrants: 3,315,710

                    - As of November 14, 2002, the expected amount of capital increase upon the exercise of warrants: KRW19,818 million

                    - Adjustment to Exercise price from KRW7,388 to KRW 5,977/share on May 27, 2002 (at exchange rate of KRW1321.20/US$).

                    - Adjustment to Exercise price from KRW5,977 to KRW 5,000/share on August 26, 2002 (at exchange rate of KRW1,321.20/US$).

     C)   Bonds with Warrants

                                    13th Zero coupon          18th Zero coupon                Total
                                         bonds                     bonds
----------------------------------------------------------------------------------------------------------
       Date of issuance              March 6, 2001           February 26, 2002                  -
----------------------------------------------------------------------------------------------------------
       Total face value           KRW 123,570,000,000       KRW 132,120,000,000        KRW 255,690,000,000
----------------------------------------------------------------------------------------------------------
       Type of offering             Public offering           Public offering                   -
----------------------------------------------------------------------------------------------------------
       Exercise period            Jun. 6, 2001-Feb. 6,      May. 26, 2002 - Jan.                -
                                          2006                    26. 2007
----------------------------------------------------------------------------------------------------------
        Exercise price                 KRW 5,000                 KRW 5,000                      -
----------------------------------------------------------------------------------------------------------
 Type of shares to be issued    Registered common stock   Registered common stock               -
----------------------------------------------------------------------------------------------------------
 Amount of exercised warrants     KRW 123,570,000,000       KRW 132,120,000,000        KRW 255,690,000,000
----------------------------------------------------------------------------------------------------------
 Shares issued upon exercise           15,322,680                    -                      15,322,680
         of warrants
----------------------------------------------------------------------------------------------------------
 Amount of remaining warrants              -                         -                          -
----------------------------------------------------------------------------------------------------------
Number of shares to be issued          9,391,320                 3,963,600                  13,354,920
        upon exercise
----------------------------------------------------------------------------------------------------------

     Note1) The 18th zero coupon bond was redeemed, prior to its maturity, on September 2, 2003, and the total amount of new share issue will be KRW19.818 billion, being 15% of the total face value amount of the 18th zero coupon bond (KRW132.12 billion). The initial exercise price of 18th Zero coupon bonds was adjusted from KRW5,977/share to KRW5,000/share on August 26, 2002. The 13th Zero coupon bonds were repaid on March 6, 2002 and the amount of remaining warrants represents the balance of warrants to be exercised.

4. NUMBER OF SHARES ISSUED

     A)   Total number of shares issued (As of March 30, 2004)

                                                                   (Unit: share)

Number of authorized shares                     Number of shares issued and outstanding
---------------------------------------------------------------------------------------
        700,000,000                                           462,135,180
---------------------------------------------------------------------------------------

     B)   Descriptions of the shares issued and outstanding (As of March 30,
          2004)

                                                     (Unit: share, KRW thousand)

                               Number of shares        Amount of paid-in
         Type                    outstanding                capital                   Remark
-------------------------------------------------------------------------------------------------
Registered Common Stock          462,135,180             2,310,675,900              Par value:
                                                                                   KRW5,000/share
-------------------------------------------------------------------------------------------------

     C)   Stock options (As of March 30, 2004)

          The Company granted stock purchase options to its officers and employees by a resolution of the shareholders at a general meeting held in 1999 & 2000. (Unit: share)

                   Share type for the
                         option                        Number of option               Outstanding
------------------------------------------------------------------------------------------------
Officers              Common Stock                           394,608                     394,608
------------------------------------------------------------------------------------------------
Employees             Common Stock                         1,326,545                   1,326,545
------------------------------------------------------------------------------------------------
                    Total                                  1,721,153                   1,721,153
------------------------------------------------------------------------------------------------

          Note 1) The stock option rights are exercisable for a period of five
                  (5) years commencing on the third anniversary of the date of the special resolution of the shareholders conferring such stock purchase option.

          Note 2) The decrease in the total number of outstanding option is due to resignation of employees.

     D)   Shares owned by employees (Employees Stock Ownership Association)

                                                                   (Unit: share)

    Type                 Beginning of 2003          Changes in 2003         As of Dec. 31, 2003
------------------------------------------------------------------------------------------------
Common Stock                  1,662,678                 -67,274                  1,595,404
------------------------------------------------------------------------------------------------
    Total                     1,662,678                 -67,274                  1,595,404
------------------------------------------------------------------------------------------------

5. DESCRIPTION ON VOTING RIGHTS (AS OF DECEMBER 31, 2003)

                                                                   (Unit: share)

                    Description                                                    Number of shares
----------------------------------------------------------------------------------------------------
1. Shares with voting right (one vote for each share)                                 462,135,180
                                                                                      -----------
 a. Total outstanding shares                                                          462,135,180
2. Shares with restricted voting right(1)                                             106,001,516
3. Shares with unrestricted voting right                                              356,133,664
                                                                                      -----------

          Note 1) Restrictions imposed by the other laws are pursuant to
                  Article 6 of the Telecommunication Business Act (limit on the share ownership by foreign governments or foreigners) and
                  Article 7-1 (restriction on shareholding in excess of the foreign ownership limit).

          Note 2) Pursuant to Article 191-17 of the Korean Securities and Exchange Act, the shares with restricted voting right are restricted with respect to voting on the appointment and dismissal of the audit committee members (outside directors) by the largest shareholders. As of December 31, 2003, the total number of such shares was 13,864,055, which accounted for 3% of the total outstanding shares.

     A)   The shareholding position below is as of December 31, 2003.

                                                                          Number of shares in excess
      Name of Shareholder                Number of shares owned                       of 3%
----------------------------------------------------------------------------------------------------
    Newbridge Asia HT, L.P.                    49,535,799                          35,671,744
----------------------------------------------------------------------------------------------------
        AIF II NT, Ltd.                        38,456,250                          24,592,195
----------------------------------------------------------------------------------------------------
         AOF NT, Ltd.                          24,721,875                          10,857,820
----------------------------------------------------------------------------------------------------
United Classic Investments Ltd.                20,392,746                           6,528,691
----------------------------------------------------------------------------------------------------
      Samsung Electronics                      23,542,281                           9,678,226
----------------------------------------------------------------------------------------------------
          SK Telecom                           19,754,656                           5,890,601
----------------------------------------------------------------------------------------------------
             Total                             176,403,607                         93,219,277
----------------------------------------------------------------------------------------------------

     B) As of October 8, 2002, Fair Trade Commission of Korea regulated voting right of the following shareholders with respect to limitation on amount of investment to third party.

                                       Number of shares           Number of shares         Shareholding
       Name of Shareholder                   owned             without voting rights            (%)
-------------------------------------------------------------------------------------------------------
        Hyundai Elevator                   1,570,000                 1,570,000                 0.34
-------------------------------------------------------------------------------------------------------
 SK Engineering and Construction            258,752                   258,752                  0.06
-------------------------------------------------------------------------------------------------------
              Total                        1,828,752                 1,828,752                 0.40
-------------------------------------------------------------------------------------------------------

6. DIVIDEND

                                                      (Unit: share, KRW million)

       Description                          2003          2002         2001          2000          1999
---------------------------------------------------------------------------------------------------------
Net Income (KRW million)                  -165,336      -123,140     -244,113      -299,118       -70,901
EPS (KRW/Share)                               -515          -413         -925        -1,160          -343
Earning per Asset (KRW/Share)                3,805         4,921        5,414         6,330         6,549
Dividend                                         -             -            -             -             -
---------------------------------------------------------------------------------------------------------

          Note) Under the Articles of Incorporation, the Company is permitted to pay dividends to its shareholders beginning in the first fiscal year in which its aggregate carried-over loss incurred since the date of commencement of its services has been made up in full.

II.      BUSINESS

   1.   INTRODUCTION

      A) Current status of the industry

         -        Characteristics of the industry

         The telecommunications business serves as a medium for communications among people by using telecommunications facilities, or provides people with telecommunications facilities for their communications. It provides essential services for an information society, such as PC on-line services and Internet services as well as local, domestic long-distance and international telecommunications services.

         Historically, governments around the world, excluding the United States, monopolized their telecommunications industry because the industry was considered a national backbone industry. However, since the 1980s, many advanced countries have introduced competition into the telecommunications industry in order to promote development of advanced technologies and enhance operational efficiency through competition. As a result, rapid privatization and liberalization have been recent trends.

         In the communications industry, the local loop is the beginning and end of all communications services. All communications services start from a local loop and are delivered to another local loop. Accordingly, advanced local loops will bring immense changes to other fixed line communications services and upgrading local loops is one of the most important tasks in building a knowledge-based information society.

         In the 1980s, Korea Telecom ("KT") had a monopoly over the voice communications business of Korea, Dacom Corporation over the data communications business, and SK Telecom (formerly named Korea Mobile Telecommunications Corp.) over the mobile communications business. However, a competition policy was adopted in August 1991 and in June 1997, the Ministry of Information and Communication awarded a second license to the Company to provide local telephony services in Korea. As a result, the Korean communications market entered into an era of unlimited competition for all kinds of communications services.

         Furthermore, pursuant to the multilateral agreement on basic telecommunications services of the World Trade Organization, the Korean communications market was opened to global competition. It is expected that convergence of fixed line and wireless communications and that of broadcasting and communications will take place in the future. In terms of demand for communications services, multimedia services are drawing keen attention and information services based on the Internet are proliferating.

         Going forward, the telecommunications industry is expected to experience a substitution of fixed line by the wireless and actual convergence of the fixed line and the wireless, thereby increasing substantial demand for the wire-and-the-wireless data telecommunications services. The fixed-line market has seen a slowdown in the growth due to low profitability and a substantial decrease in voice traffic, mainly resulted from a downward price adjustment in the context of fierce competition and a sizable take-over of the fixed-line market by the wireless. As opposed to the fixed line, broadband Internet access services market of ADSL and cable modem had experienced rapid growth up until early 2003. However, as the market reached its maturity, the growth has slowed down.

         As the wireless communications market advances its mobile communications infrastructure and pursues diversification of mobile devices and its functions, users are expected to enjoy, not to mention the wireless voice communications, exchange of information through the wireless Internet access.

         <COMPETITION IN MAJOR COMMUNICATIONS SERVICE MARKETS IN KOREA>

         Service                  Number of Service Provider              Service Provider
--------------------------        --------------------------           ------------------------
 Local Telephony Service                      2                          KT, Hanaro Telecom

  Long Distance Service                       3                        KT, Dacom, Onse Telecom

International Call Service                    3                        KT, Dacom, Onse Telecom

      Mobile Service                          1                               SK Telecom

       PCS Service                            2                            KTF, LG Telecom

         The characteristics and changes of Korea's telecommunications industry can be summarized as follows:

                  - Internet and mobile phone services are leading the change in the telecommunications industry.

                           - Due to the increasing Internet use, demand for data traffic has increased significantly.

                           - Due to the drastic growth of the mobile phone market, the era of personal mobile communications arrived early.

                                  * As of December 2003, the number of mobile
                                    subscribers reached 33.59 million. (Source:
                                    Ministry of Information and Communication)

                  - Integration of communications and broadcasting services

                           - Voice-oriented communications networks are upgraded to advanced networks enabling real-time transmission of multimedia video imagery.

                                  * In case of local loop, existing traditional
                                    telephony networks have evolved into
                                    broadband networks such as FTTC, FTTO, CATV networks and wireless local loops (WLL)

                           - The barriers between communications and broadcasting services will disappear and communications and broadcasting services will be provided over the same networks.

                  -        Integration of fixed line and wireless communications

                           - Wireless broadband Internet services can be provided through the 2.3GHz frequency.

                           - Multiple services can be provided over the same networks, and whether a service provider owns the network facilities will decide the significance of its presence in the market in the future.

                  -        Liberalization and globalization of the
                           communications market

                           - Due to the entry into the WTO, global competition transcending national borders has begun.

                           - Numerous business partnerships and alliances are formed between communications service providers globally while alliances, mergers and acquisitions are seen everywhere in the industry.

                                  * They pursue to strengthen competitiveness by
                                    achieving economy of scale and scope.

                  -        Cost reduction and new technology development

                           - Due to continued competition, efforts to develop new technologies and new services are accelerating.

                           - Changes in demand and the rapid growth of data communications market lead to an abrupt decrease in price.

         -        Growth potential of the industry

         Growth, competition and privatization are the buzzwords of today's communications market. The communications industry is the fastest growing industry and in 2003, it recorded revenues of KRW208.8 trillion from KRW188.0 trillion in 2002. The growth is expected to continue and record KRW372.7 trillion by 2008. (Source: Korea Information Society Development Institute)

         <TELECOM INDUSTRY REVENUE FORECAST>

                                                                                  (Unit: KRW trillion, %)
---------------------------------------------------------------------------------------------------------
                                                                                                  Average
                          2003         2004         2005         2006          2007         2008   Growth
---------------------------------------------------------------------------------------------------------
Services                  43.2         45.9         48.6         50.9          53.3         55.4     5.1
---------------------------------------------------------------------------------------------------------
Equipments               145.8        167.7        196.3        223.6         254.1        281.1    14.0
---------------------------------------------------------------------------------------------------------
Software                  19.8         21.7         24.3         27.7          31.6         36.1    12.8
---------------------------------------------------------------------------------------------------------
Total                    208.8        235.3        269.2        302.2         339.0        372.7    12.3
---------------------------------------------------------------------------------------------------------
Growth                    11.0         12.7         14.4         12.3          12.2          9.9
---------------------------------------------------------------------------------------------------------

         Source: The Korea Information Society Development Institute

         Network services market was worth KRW28.2 trillion in 2003. The market is expected to grow at an average annual growth rate of 3.0% and reach KRW32.6 trillion in 2008. (Source: Korea Information Society Development Institute)

         -        Growth potential of the industry as a whole

                  - After experiencing rapid growth during the 1970s and 1980s, Korea's basic communications industry continues to be on a stable growth curve. The value-added communications industry, which is in a relatively early stage of growth, is expected to continue experiencing high growth.

                  - Positively the monopoly system has been eliminated and competition has been fostered. We expect to see a decrease in the churning of residential voice subscribers and an increase in the corporate subscribers resulting from the economic growth. The Korean telecommunications service market at the end of 2003 achieved 48.5% of voice telephony penetration, which is expected to reach approximately 48.0% by 2008, which represents a limited growth of CAGR 0.3%. (Source: Ministry of Information and Communication, Korea Information Society Development Institute)

                  - Due to the increase in the income and customers' needs for personalized and more sophisticated communications services, demand for mobile communications service has almost doubled since 1990 on a yearly basis. As the mobile communications market reached its maturity toward the end of 2003, the growth appeared limited.

                  - Meanwhile, thanks to the fast growth of the Internet market and proliferation of e-commerce, the information era has arrived and the value-added communications market anticipates experiencing an average growth rate of over 8.2% over the 2003-2008 period. However, the value-added communications service market can grow to the greatest extent only when the backbone networks, which are the essential infrastructure for providing such services, are fully upgraded and modernized. (Source: Korea Information Society Development Institute).

         <FORECAST FOR THE TELECOMMUNICATION MARKET IN KOREA>

                                                                                  (Unit: KRW billion, %)
--------------------------------------------------------------------------------------------------------
                                                                                                 Average
                                                                                                 Growth
     Description          2003        2004        2005        2006         2007        200        Rate
--------------------------------------------------------------------------------------------------------
  Network Services       28,168.4    29,360.5    30,429.0     31,267.8    32,054.1    32,574.0     3.0
--------------------------------------------------------------------------------------------------------
  Specific Services       1,545.6     1,778.2     1,988.0      2,203.6     2,361.6     2,462.9     9.8
--------------------------------------------------------------------------------------------------------
Value-added Services      3,329.0     3,630.0     3,936.0      4,191.4     4,530.5     4,938.6     8.2
--------------------------------------------------------------------------------------------------------
    Broadcasting         10,173.5    11,154.6    12,221.3     13,265.1    14,330.7    15,459.3     8.7
--------------------------------------------------------------------------------------------------------
        Total            43,216.5    45,923.3    48,574.3     50,927.9    53,276.9    55,434.8     5.1
--------------------------------------------------------------------------------------------------------
   Growth rate (%)            3.5         6.3         5.8          4.8         4.6         4.1
--------------------------------------------------------------------------------------------------------


       Source: The Korea Information Society Development Institute

         <FORECAST FOR REVENUES IN THE NETWORK SERVICES MARKET>

                                                                               (Unit: KRW billion, %)
-----------------------------------------------------------------------------------------------------
                                                                                              Average
                                                                                              Growth
  Description           2003        2004       2005       2006         2007        2008        Rate
-----------------------------------------------------------------------------------------------------
  Fixed Line          12,485.6    12,897.2   13,310.8    13,625.7    13,995.6    14,218.4      2.6
-----------------------------------------------------------------------------------------------------
   Wireless           15,682.8    16,463.3   17,118.2    17,642.1    18,058.5    18,355.6      3.2
-----------------------------------------------------------------------------------------------------
     Total            28,168.4    29,360.5   30,429.0    31,267.8    32,054.1    32,574.0      3.0
-----------------------------------------------------------------------------------------------------
Growth Rate (%)            0.6         4.2        3.6         2.8         2.5         1.6
-----------------------------------------------------------------------------------------------------

       Source: The Korea Information Society Development Institute

         - Growth potential of data communications market including Internet services

                  - As the Internet services position itself in the information and communications industry as an integral part of the communication infrastructure, the data communications market is quickly growing. The increasing demand for high-speed Internet access, high-speed networking and Internet application services is the primary reason for the rapid expansion of the data communications market.

                  - In the late 1990s, demand for Internet services in Korea experienced a rapid growth at an annual average growth rate of over 200 percent. In 2002, by achieving an astounding growth rate of approximately 10%, the Internet market reached its maturity. Such rapid growth of the data communications market increased data traffic, which grew to support the same volume of communication as voice traffic by 2001. Data traffic is expected to increase 15 times bigger than voice traffic by 2010.

                  - The number of high-speed Internet users in Korea at the end of 2003 reached approximately 12.09 million. The Internet market is anticipated to grow at approximately 3.2% on average each year until 2008. (Source: Wire & Wireless Internet subscriber outlook, Ministry of Information and Communication)

         <BROADBAND INTERNET SUBSCRIBER FORECAST>

                                                                             (Unit: thousand persons, %)
--------------------------------------------------------------------------------------------------------
  Description                2003          2004          2005         2006          2007          2008
--------------------------------------------------------------------------------------------------------
Internet users              12,089        13,056        13,611       14,078        14,278        14,160
--------------------------------------------------------------------------------------------------------
Growth rate (%)               14.8           8.0           4.3          3.4           1.4          -0.8
--------------------------------------------------------------------------------------------------------

         Source: Ministry of Information and Communication, The Korea Information Society Development Institute

         -        Special features of changes in economic conditions

         The local telephony service market is rarely affected by changes in the general economic conditions due to the recent expansion of the communications market. Already having reached the maturity stage, the local telephony service market is in stable condition. However, the internet-related services have been affected by changes in market conditions.

         -        Competition factors

-----------------------------------------------------------------------------------------------------
    Business             Competition           Competitor          Entry Barrier           Factors
-----------------------------------------------------------------------------------------------------
Local Telephony        Duopoly with KT             KT           License from the MIC  Quality, Price,
    Service                                                                           Advertisement
-----------------------------------------------------------------------------------------------------
High Speed Data           Oligopoly          KT, Thrunet and    Report to the MIC     Quality, Speed,
 Access Service                              others                                   Price
-----------------------------------------------------------------------------------------------------

         -        Special features in procurement

         Until recently, most of the state-of-the-art telecommunications equipment had been imported from foreign countries. However, domestic mass production of an increasing number of telecommunications equipment was made possible recently, which led to a substantial cost reduction. In terms of human resources, an increasing number of telecommunications experts is becoming available, as the telecommunications industry develops.

         -        Relevant laws and regulations

         The Telecommunications Basic Law and the Telecommunications Business Law are the laws governing the industry.

         B) Current Status of the Company

            -        Business environment and portfolio

                     -        Current Business Outlook

                              -        Overview for FY2003

                              In 2003, public consumption was depressed by a number of factors including depressed corporate capital investments, the hostile development in Iraq and North Korea, and the anticipation of a long-term depression in world economy. In spite of these conditions, Korea achieved a slight economic growth, helped by a recovery in export in several business areas such as semiconductor and automobile business. Moreover, in the domestic telecom industry, there have been notable changes: a radically dampened increase in broadband access subscribers, the frozen market size along with the sluggish state in wired/mobile telephone business, a radical change in the business area due to the fierce competition between telecom players without a future core growth engine and the deepened monopoly of a big player.

                              Hanaro has been offering services to 80 cities and 52 districts nationwide, and procured 3.83 million subscribers in total which included 2.73 million broadband subscriber lines and 1 million voice subscriber lines as of the end of 2003. Revenues for 2003 recorded KRW 1.375 trillion, up 9.7% from 2002. Through the continuous improvement of earnings rates, Hanaro achieved operating profit of KRW75.2 billion, which was twelve-fold growth compared to 2002. Hanaro is hoping that such an achievement will lead to a positive net profit in the year 2004. Furthermore, Hanaro won the first place in the high-speed Internet service category of the Korean Customer Satisfaction Index (KCSI) conducted by the Korea Management Association for 4 consecutive years, and the first place in the National Customer Satisfaction Index's (NCSI) survey conducted by the Korea Productivity Center and University of Michigan of the U.S. for 3 consecutive years. Hanaro was also ranked the first place in the broadband access network category of Korean Standard Association's Korean Standard-Service Quality Index (KS-SQI) for the second time since 2001. Broadband subscribers in Korea are expected to reach 13 million by the end of 2004 as the market reached its maturity in 2003. In this context, the key to success for continued growth of Hanaro's business is not only to retain existing subscribers, but also to strengthen corporate services and explore new business opportunities, which will utilize the existing fiber-optic networks.

                              -        Expansion of Network

                              In order to build the Company into a multimedia service provider equipped with the capacity to provide high-quality services, Hanaro has deployed its network since 1998, starting from four major cities including Seoul. As of December 2003, the total length of our fiber optic cable reached 22,123km (including leased network) over 80 cities, which enabled provision of services to
                              11.66 million households including the households in the overlapped areas. By adopting the last-mile technology, our ADSL network covers approximately
                              3.85 million households while our HFC network covers 8.34 million.

                              -        High-speed Internet Access & Telephony
                                       Services

                              Beginning in April 1999, the Company offered broadband Internet access services and telephony services in 4 major metropolitan cities of Korea. As of the end of 2003, the company secured 2.73 million subscriber lines in 80 cities and 52 districts nationwide. In 2003, the growth rate has greatly dampened compared to 2002, and due to the clean-marketing to reduce the overheated competition among operators, the increase in the number of the subscribers was small, as a result of the clean-up of inactive subscribers, the market share has dropped from 27.6% to 24.4%. Furthermore, in preparing for a saturated stage of the industry in 2004, Hanaro is focusing on reaffirming its market leadership through its first-class services, i.e., 20Mbps VDSL and HanaFos Anyway, and retaining subscribers in its broadband Internet business. To avoid the overheated competition, Hanaro seeks to firmly establish the "clean-marking" and be actively allied with affiliates to secure subscribers.

                              As for local telephony services, the Company is offering services to 1 million subscribers as of the end of 2003. New opportunities, such as VoIP, number portability (from June, 2003), brought about a favorable market environment for the telephony service expansion. We will focus on improving revenue and profitability improvement by actively acquiring subscribers in light of the favorable business environment such as nationwide number portability, VoIP coverage expansion, etc. and by providing fully bundled service with IDD and long distance call from the second half of the year.

                              -        Network Services

                              Leased lime service has been confronted with the hostile market environment because of the fierce competition in the sluggish market amid uncertainty in the domestic economy. However, we constructed a stepping-stone for future enhanced service against competitors through CRM by securing customer information and the system of customer DB.

                              Anticipating more hostile market environment in the year 2004, we will focus on enhancing profitability through minimizing additional investment, maximizing the use of the existing equipment for better ROI, and improving ARPU (average revenue per user). In addition, we will differentiate our services by targeting up a niche market through utilization of the existing platform, while focusing on cost-effective customers. For stable retention of our existing customers, we will provide 24-hour monitoring service, and early detection of customer needs.

                              -        Financing for Growth

                              During the year 2003 the Company raised
                              approximately KRW1.4643 trillion including
                              KRW585.0 billion new share issuance, KRW271.0 billion in corporate bonds, KRW220.0 billion in CP, KRW159.1 billion in syndicated loan, and KRW98.2 billion in vendor financing.

                              -        Management Objectives for 2004

                              The utmost goal for Hanaro in 2004 is to achieve KRW 1.5 trillion in revenues and a net profit for the first time since the commercial service launch through the improvement of the financial structure. It will enable us to make a firm basis of our second leap for a continuous development.

                              In order to achieve this goal, Hanaro will 1) solidify its position and improve earning ratio in the broadband Internet market, 2) increase the market share in the local telephony market, and 3) strengthen the financial structure and management system through a more effective control over the Company's investment projects.

                              - Classification of business areas for public disclosure

                              -        Methods and purpose

                              Business areas have been divided according to the standard industrial classification codes of Korea. Given the business characteristics of Hanaro Telecom, our business is categorized into high-speed Internet access, telephony and other businesses.

                              High-speed Internet access business includes ADSL, Cable Modem and Wireless high-speed Internet (B-WLL).

                              Telephony business includes telephony services to residential and corporate clients, and interconnection services between carriers.

                              Other business includes leased lines, VoIP, Internet Data Center and contents offering.

                              -        Service Description by Business Area

      Business                    Services                               Remark
----------------------------------------------------------------------------------------------
Broadband Internet     VDSL, ADSL, Cable Modem, Wireless       Broadband Internet access,
      Access                                                   Broadband Internet access +
                                                               telephony
----------------------------------------------------------------------------------------------
    Telephony          Telephony, Value-added services         Residential voice, Corporate
                                                               voice, Interconnection

     Others            Leased line                             Leased line, Internet-dedicated
                       VoIP Network Services                   Network and equipment services
                                                               to VoIP service providers
                       IDC                                     Server hosting and others
                       Contents                                Internet contents
----------------------------------------------------------------------------------------------


                              -        Market Share

                                       -        Broadband Internet Subscribers

                                                                       (Unit : Subscriber)
------------------------------------------------------------------------------------------
                                                      As of the end of
                                  --------------------------------------------------------
 Service Provider                    2001                   2002                   2003
------------------------------------------------------------------------------------------
Hanaro Telecom, Inc               2,045,196              2,872,351              2,725,563
------------------------------------------------------------------------------------------
        KT                        3,858,194              4,922,395              5,589,058
------------------------------------------------------------------------------------------
   Korea Thrunet                  1,312,248              1,301,620              1,293,364
------------------------------------------------------------------------------------------
      Others                        553,069              1,309,120              1,570,514
------------------------------------------------------------------------------------------
       Total                      7,768,707             10,405,486             11,178,499
------------------------------------------------------------------------------------------

                              Note 1) Source: Ministry of Information and
                              Communication, Samsung Securities

                              Note 2) 'Others' includes Onse Telecom, Dreamline, Dacom, and a number of value-added service and special service providers.

                  -        Broadband Internet Market Share

                                                                        (Unit : %)
----------------------------------------------------------------------------------
                                                  As of the end of
                                  ------------------------------------------------
 Service Provider                 2001                  2002                  2003
----------------------------------------------------------------------------------
Hanaro Telecom, Inc               26.3                  27.6                  24.4%
----------------------------------------------------------------------------------
        KT                        49.7                  47.3                  50.0%
----------------------------------------------------------------------------------
   Korea Thrunet                  16.9                  12.5                  11.6%
----------------------------------------------------------------------------------
      Others                      7.1                   12.6                  14.0%
----------------------------------------------------------------------------------


                  Note 1) Source: Ministry of Information and Communication, Samsung Securities

                  Note 2) 'Others' includes Onse Telecom, Dreamline, Dacom, and a number of value-added service and special service providers.

         -        Characteristics of the market

                  -        Target market and service areas

                  As the second local exchange carrier, Hanaro Telecom seeks to resort to strategic business operations in order to draw in as many subscribers as possible.

                  Our strategy is to focus on users demanding high-quality service. We have given priority to large-volume data communications users among residential customers, and medium and large-sized companies that prefer one-stop services.

                  On April 1, 1999, we commenced our commercial services in four metropolitan cities--Seoul, Pusan, Inchon and Ulsan. High-density metropolitan areas and newly developed urban areas with high demand for Internet services have been given top priority for service coverage. As of December 2003, our service became available in 80 cities across the country.

                  - Characteristics of customers and factors for change in demand

                  The local telephony service is for everyone in the country including residential and business customers. Data communications service, not to mention voice communications service, will secure a large number of routine users regardless of gender, age and occupation due to the rapid increase in Internet use.

                  The demand for the local telephony service is slightly influenced by the market conditions. As the growth of the telecommunications industry depends on how fast we move to an information society, future market demand will require integrated solutions and information applications based on the Internet, accelerating rapid evolution of telecommunications service towards multimedia service.

                  Such changes in demand will lead to changes in supply, encouraging technology development and contents improvement. Such change will result in a price drop, which in turn will create higher demand, giving rise to benevolent cycles.

                  -        Domestic consumption and export of services

                  Characteristically, Hanaro Telecom's services are not for export and are entirely for domestic consumption.

                -   Description of new business opportunities and their prospect

                    -    Long distance & International Telephony

                         - Date of BOD resolution on application for the service license : September 12, 2002

                         -    Date of submission of application : September 30,
                              2002

                         -    Date of license : January 28, 2003

                         -    Purpose

                              - Provision of one-stop total service of
                                local/long-distance/international telephony

                              - Revenue generation and cost reduction pursued
                                through maximization of existing network

                          -   Service plan

                              - Long-distance telephony

                                1) Date of service launch : July 2004 (pilot
                                   service : June 2004)

                                2) Service coverage : nationwide voice coverage

                              - International telephony

                                1) Date of service launch : July 2004

                                2) Service coverage : worldwide

                          -   Maximization of telecommunications infrastructure

                              - Long-distance/international telephony

                                Through the utilization of the existing network, the company expects CAPEX for the year 2004 to be approximately KRW13.2 billion. Any future CAPEX required for the long distance/international telephony services will be controlled within the limited range.

- Organizational Structure

                           [ORGANIZATIONAL STRUCTURE]

2. MAJOR SERVICES

A) Revenue breakdown by major services for the year 2003

                                                                                (Unit: KRW million)
----------------------------------------------------------------------------------------------------
     Major Service                             Products                          Revenue       (%)
----------------------------------------------------------------------------------------------------
   Telephony Service                Local call and Interconnection                249,041    (18.11)
----------------------------------------------------------------------------------------------------
  Leased line Service         Leased line service and Internet Dedicated           37,992     (2.76)
----------------------------------------------------------------------------------------------------
                                High speed broadband internet services
Broadband Access Service      (V Dream I, II, V Pro, V Lite, e-Valley),
                                     xDSL + Telephone and others                  982,693    (71.45)
----------------------------------------------------------------------------------------------------
        Others                      VoIP network service and PABX                 105,610     (7.68)
----------------------------------------------------------------------------------------------------
                                 TOTAL                                          1,375,336    (100.0)
----------------------------------------------------------------------------------------------------

B) Trend of pricing of major services

                                                                           (Unit: KRW)
--------------------------------------------------------------------------------------
                      Classification                       2003      2002        2001
--------------------------------------------------------------------------------------
                     Installation fee                          -         -      40,000
Local telephony      Basic fee / month                     4,000     4,000       4,000
                     Telephony charge / per 3 minutes         39        39          45
--------------------------------------------------------------------------------------
                     Installation fee                     30,000         -           -
                     Monthly flat fee                     56,000         -           -
V Dream II           Modem rental fee / month              5,000         -           -
                     Telephony charge / per 3 minutes         39         -           -
--------------------------------------------------------------------------------------
                     Installation fee                     30,000         -           -
                     Monthly flat fee                     47,000         -           -
V Dream I            Modem rental fee / month              5,000         -           -
                     Telephony charge / per 3 minutes         39         -           -
--------------------------------------------------------------------------------------
                     Installation fee                     30,000    30,000      40,000
                     Monthly flat fee                     38,000    38,000      38,000
       V Pro         Modem rental fee / month              5,000     5,000       5,000
                     Telephony charge / per 3 minutes         39        39          45
--------------------------------------------------------------------------------------
                     Installation fee                     30,000    30,000      40,000
                     Monthly flat fee                     28,000    28,000      28,000
      V Lite         Modem rental fee / month              5,000     5,000       5,000
                     Telephony charge / per 3 minutes         39        39          39
--------------------------------------------------------------------------------------
e-Valley             Installation fee                     30,000    30,000      36,000
                     Monthly flat fee                     34,000    34,000      34,000
--------------------------------------------------------------------------------------

     Note1)  The Company launched its commercial service in April 1999.

     Note2) High speed bundled with telephony service charges additional KRW2,000 per month. (Additional KRW1,000 per month for V-Pro and V-Lite)

     Note3) Modem rental charge for 1-year term contract of V Dream(I,II), V Pro and V Lite is KRW4,500 per month whereas regular contracts KRW5,000. As for e-Valley, the modem rental charge is free for 1-year term contract.

     Note4) Discount is given on monthly service & modem rental charge to 1-3 year term contract subscribers. V Dream (I, II), V Pro contracts receive 3-11% of monthly fee discount whereas V Lite and e-Valley contracts 3-10%. Monthly modem rental charge cuts to KRW 4,500 for 1 year, KRW 4,000 for 2 year, and KRW 3,000 for 3 year.

     Note5) On July 1, 2002, exemption was given for residential telephone installation charge and discount on telephone usage charge (local telephony service: KRW 39/pulse, local mobile : KRW 14.83/10 sec). A 3% -11% discount is applied to 1-3 year term contract subscribers. normal telephony service: KRW 7,700 /month, bundled telephony service : KRW 5,200/month)

     Note6) V Dream I, II refer to VDSL products. V Pro and V Lite refer to ADSL, CATV and B-WLL products

3. MAJOR FACILITIES

     A)  Status on major facilities

         [The tables below summarize more comprehensive disclosure in the original Annual Report in Korean. Details on registration status, district and area of the facilities have not been translated.]

         -    Land

                                                           (Unit: KRW million)
------------------------------------------------------------------------------
                               Beginning book value        Ending book value
     Description               (As of Jan. 1, 2003)      (As of Dec. 31, 2003)
------------------------------------------------------------------------------
 Dongjak Info Center                  10,166                     10,166
 Seongbuk Info Center                  5,514                      5,514
 S. Ulsan Info Center                  3,708                      3,708
Seodaemun Info Center                  6,461                      6,461
  Yunjae Info Center                   5,708                      5,708
  Ilsan Info Center                    9,364                      9,642
     IDC building                     22,608                     22,608
 Taegu Branch Office                  12,699                     12,699
Suwon Switching Office                 4,479                      4,479
  Honam Info Center                   17,215                     17,215
        Others                        56,957                     56,994
                                     -------                    -------
        Total                        154,879                    155,194
                                     -------                    -------

         -    Building

                                                           (Unit: KRW million)
------------------------------------------------------------------------------
                               Beginning book value        Ending book value
    Description                (As of Jan. 1, 2003)      (As of Dec. 31, 2003)
------------------------------------------------------------------------------
Dongjak Info Center                   27,991                     27,339
S. Ulsan Info Center                   6,487                      6,343
 Songpa Info Center                    7,008                      6,832
Seongbuk Info Center                   8,398                      8,216
E.Busan Info Center                   12,593                     12,320
   Daejon Branch                      10,174                      9,935
    IDC building                      29,657                     30,142

    Taegu Branch                      10,153                      9,903
 Daejon Info Center                    6,955                      6,792
 Ilsan Info Center                         -                     47,416
       Others                        115,560                    112,716
                                     -------                    -------
       Total                         234,976                    277,954
                                     -------                    -------

         -    Structures

                                                    (Unit: in millions of Won)
------------------------------------------------------------------------------
                               Beginning book value        Ending book value
      Description              (As of Jan. 1, 2003)      (As of Dec. 31, 2003)
------------------------------------------------------------------------------
Dongjak Info Center                     55                         54
Seongbuk Info Center                    69                         68
Others                                  55                         55
                                       ---                        ---
           Total                       180                        177
                                       ---                        ---

         -    Equipment

                                                           (Unit: KRW million)
------------------------------------------------------------------------------
                               Beginning book value        Ending book value
        Description            (As of Jan. 1, 2003)      (As of Dec. 31, 2003)
------------------------------------------------------------------------------
Exchange, etc.                        141,058                    111,209
Transmission, etc.                  1,041,263                    980,246
Telecom. Lane, etc                    475,744                    455,019
Terminal device                       285,199                    242,084
Information facility, etc             191,720                    216,449
Power facility, etc                    63,928                     59,670
                                    ---------                  ---------
           Total                    2,198,912                  2,064,677
                                    ---------                  ---------

         -    Vehicles

                                                           (Unit: KRW million)
------------------------------------------------------------------------------
                               Beginning book value        Ending book value
      Description              (As of Jan. 1, 2003)      (As of Dec. 31, 2003)
------------------------------------------------------------------------------
Vehicles                                296                       176
                                        ---                       ---
        Total                           296                       176
                                        ---                       ---

         -    Others

                                                          (Unit: KRW millions)
------------------------------------------------------------------------------
                               Beginning book value        Ending book value
      Description              (As of Jan. 1, 2003)      (As of Dec. 31, 2003)
------------------------------------------------------------------------------
Ordinary Equipments                   7,699                      6,920
Computation Equipments               11,331                     12,358
Leased Establishments                 2,821                      1,596
Connected Establishments                 41                         32
                                     ------                     ------
         Total                       21,892                     20,906
                                     ------                     ------

     B)  Capital Expenditure ("CAPEX") plan

         -    CAPEX in the year 2003

                                     (Unit: KRW billions)
---------------------------------------------------------
      Item                                           2003
---------------------------------------------------------
Backbone Network                                    111.2
 Access Network                                     191.6
Internet Related                                      4.1
     Others                                          30.7
                                                    -----
      Total                                         337.6
                                                    -----

         -    CAPEX plan

                                                       (Unit: KRW billion)
--------------------------------------------------------------------------
      Item                    2004(E)              2005(E)         2006(E)
--------------------------------------------------------------------------
Backbone Network                97.4                 72.8             -
 Access Network                194.5                163.9             -
Internet Related                 5.3                  1.3             -
     Others                     59.3                 82.2             -
                               -----                -----            ---
      Total                    356.5                320.2             -
                               -----                -----            ---

         * These figures are subject to changes due to the fluctuation of equipment prices. Presently, there is no future plan to increase CAPEX for the fiscal year 2006.

4. SALES AND MARKETING

     A)  Revenue breakdown by segment

                                                                                  (Unit: KRW million)
-----------------------------------------------------------------------------------------------------
 Type of Service                    Products                    2003           2002           2001
-----------------------------------------------------------------------------------------------------
   Telephony            Local call and Interconnection         249,041        210,921        114,671
-----------------------------------------------------------------------------------------------------
  Leased line          Leased line service and Internet
                                   Dedicated                    37,992         27,829         17,730
-----------------------------------------------------------------------------------------------------
Broadband Access         High speed broadband internet
                                   services                    982,693        911,767        641,544
-----------------------------------------------------------------------------------------------------
     Others              VoIP network service and PABX         105,610        103,342         51,504
-----------------------------------------------------------------------------------------------------
                       Total                                 1,375,336      1,253,859        825,449
-----------------------------------------------------------------------------------------------------

     B)  Marketing channel

         -    Sales Organization

                           [SALES ORGANIZATION CHART]

         -    Marketing channel

                           [MARKETING CHANNEL CHART]

         -    Conditions for subscription

              - Payments should be made in cash only, and can be made via automatic funds transfer or credit cards

              -   Fee structure

                      -    Installation: paid at installation.

                      - Equipment rental fee: monthly flat fee (eg. Modem, UTA).

                      -    Monthly charge: Monthly flat charge.

         -    Sales strategy

              -   Strengthen and minimize the in-house sales force

                      - Secure the good sales personnel and maintain the minimal in-house force to maximize the operating efficiency.

                      - Diversify the sales force via various remuneration schemes (full-time, contract, incentives)

              - Minimize the cost of marketing through maximizing the use of existing external marketing channels.

                      - establish marketing channels based on the existing marketing channels with sales capacity

                      - maximize the use of indirect marketing channels through outsourcing

              -   Strategic alliance with telecommunications providers

                      - maintain strategic alliances with telecommunication providers

                      - maintain strategic alliances with Powercomm and system operator to secure the subscribers of CATV network.

5.   ORDERS

     -   Not Applicable

6. DERIVATIVE CONTRACTS IN FOREIGN CURRENCY

                                   (Unit: in million US$)
---------------------------------------------------------
                                Spot                Swap
---------------------------------------------------------
Position                       -65.9               -63.0
---------------------------------------------------------
Asset (Swap Buy)                   -                   -
---------------------------------------------------------
Debt                            65.9                63.0
---------------------------------------------------------

         * Hanaro entered into cross currency and interest rate swap contracts as hedging tools for the USD63,065,475 loan on December 19, 2003, and the syndicated loan agreement amounting to USD138,744,045 on Feb. 6, 2004.

7.   MATERIAL AGREEMENTS

     A)  Material Agreement

         -    Leased Line Contract

         Agreement                   Counterpart                  Term                     Details
-------------------------------------------------------------------------------------------------------
CATV access network lease             Powercomm            May 2002 ~ May 2005              CATV
agreements                                                 July 2003 ~ July 2006              HFC
                                                         March 2001 ~ March 2006         Optic-fiber
-------------------------------------------------------------------------------------------------------
Telecommunications network              KEPCO              May 2002 ~ May 2005         Use of KEPCO's
interconnection agreement                                                              equipment (EPP)
-------------------------------------------------------------------------------------------------------
Telecommunication conduit        Seoul Metropolitan                                       Lease of
lease agreement                     Rapid Transit         October 2001 ~ June 2004      underground
                                     Corporation                                           conduit
-------------------------------------------------------------------------------------------------------
Interconnection agreements                                                            Interconnectivity
among basic                        Major carriers                   -                     agreement
telecommunications carriers                                                           between carriers
-------------------------------------------------------------------------------------------------------

         -    Major lease contract

                                                               Contract amount
                                  Contract period             (in million KRW)           Lessor
---------------------------------------------------------------------------------------------------------
Kukje Electronics Bldg.      Oct, 11, 03 - Oct. 10, 05              4.900       Shinwon Development, Inc.
---------------------------------------------------------------------------------------------------------
Kangnam Switch Office        Jun. 25, 99 - Jun. 24, 04              2.200       Yoonik CNC, Inc.
---------------------------------------------------------------------------------------------------------
Boondang Switch Office       Jul 1, 03 - Jun. 30, 04                2.062       SKT, Inc.
---------------------------------------------------------------------------------------------------------
Incheon Switch Office        May 27, 03 - May 26, 04                1.967       Dacom, Inc.
---------------------------------------------------------------------------------------------------------
Boopyung Customer Center     Feb. 1, 03 ~ Jan. 31, 05               1.550       Chang Hee Choi
---------------------------------------------------------------------------------------------------------
Boocheon Customer Service    Jun. 30, 03 - Feb. 6, 04               1.389       E-Tech E&C
---------------------------------------------------------------------------------------------------------
Kangnam Customer Service     Feb. 16, 02 ~ Feb. 15, 04              1.280       Chunji, Inc.
Center
---------------------------------------------------------------------------------------------------------
Sasang Transmission Office   Jul. 1, 03 - Feb. 28, 06               1.100       LG Industrial systems
---------------------------------------------------------------------------------------------------------
S. Busan Customer Service    Jan. 22, 00 - Jan. 21, 05              1.050       Kolon Sporex
Center
---------------------------------------------------------------------------------------------------------
E. Busan Switch Office       Jul 1, 03 ~ Jun 30, 04                 1.000       Dacom, Inc.
---------------------------------------------------------------------------------------------------------
Homan Branch Office          Oct. 1, 02 ~ Sep. 30, 04               2.300       Hyundai Securities
---------------------------------------------------------------------------------------------------------

Ilsan Switch Office          Jan. 24, 03 ~ Jan. 24, 05              2.000       Hanmi Bank
---------------------------------------------------------------------------------------------------------
Honam Branch Office          Jan. 1, 03 ~ Dec. 31, 04               1.871       Kwangju Labor Union Office
---------------------------------------------------------------------------------------------------------
Suwon Switch                 Oct. 8, 03 ~ Oct. 7, 07                1,200       Hanmi Bank
---------------------------------------------------------------------------------------------------------
S. Ulsan Switch Office       Sep. 01, 03 ~ Aug. 31, 04              1.200       Hankook Cable TV Ulsan
                                                                                Broadcasting
---------------------------------------------------------------------------------------------------------
Kyungbuk Branch Office       Apr. 1, 01 ~ Jun. 30, 04               1.100       KTF
---------------------------------------------------------------------------------------------------------
Incheon Keyang Information   Oct .1, 02 ~ Sep. 30, 04               1.068       Daewoo motor sales
Center
---------------------------------------------------------------------------------------------------------

         -    Hedging Contract

              -   Cross Currency Swap : USD 63.0 million

              -   KRW Interest Swap : KRW 100 billion

         -    Transfer of Business with Major Shareholders

              -   DreamX.net Co

                  -   Date of board resolution : February 19, 2002

                  -   Details of transfer

                      -    Company name: DreamX.net Co.

                      - Subject of transfer: Hananet business (portal, E-Commerce, cyber education, etc.)

                      -    Assets: KRW 320 million

                      -    Liabilities: KRW 140 million

                  -   Purpose of transfer:

                      - To consolidate the Company's e-business by eliminating the overlapping business area.

              -   Dreamline

                  - The basic contract on September 26, 2003 for the acquisition of Dreamline's broadband Internet business in Suwon, Osan, Byung-jom, and Gunpo was terminated on February 5, 2003. Hanaro locally filed a corporate disclosure on February 6, 2004.

8.   RESEARCH AND DEVELOPMENT ACTIVITIES

     A)  Summary of R&D activities

         -    The basic directions of R&D activities are as follows:

         - 1) To improve the service quality, 2) develop the efficient management control, and 3) to develop new service models.

         - Timely business investment into infrastructure and testing the new technology through feasibility test of the current system.

         -    Developing technology for NGN, BCN

         - Developing technology for the convergence of the fixed and wireless businesses, and for the integration of broadcasting and telecommunications

         -    R&D unit

              -   Research Unit - Systems/ Service/ Artificial Intelligence.

              -   System Technology Unit: System Evaluation 1, 2

         -    R&D costs (Unit: KRW million)

                                                                    (Unit: KRW million)
                 Items                              2003             2002        2001
--------------------------------------------------------------------------------------
Research expenses                                   4,889            5,784       6,352
--------------------------------------------------------------------------------------
Ordinary R&D expenses (intangible assets)           5,065            6,885       9,655
--------------------------------------------------------------------------------------
Others                                                  -                -           -
--------------------------------------------------------------------------------------
Total                                               9,954           12,669      16,007
--------------------------------------------------------------------------------------

     B)  Achievement in R&D

              Major R&D                               Period                      Developed by
--------------------------------------------------------------------------------------------------------
VoIP auto-installation system                     Feb. 24, 2003 ~                   Internal
                                                  Mar. 31, 2003
--------------------------------------------------------------------------------------------------------
Managing, controlling and testing of the          Feb. 1, 2003 ~         Hanaro Telecom Co, and 11 other
next-generation network services                   Jan. 31, 2004                    companies
--------------------------------------------------------------------------------------------------------
ACL initiation management system                  Aug. 1, 2003 ~                  Ifeelnet Co.
                                                  Nov. 30, 2003
--------------------------------------------------------------------------------------------------------
Regional network monitoring system for HFC        Mar. 1, 2003 ~                    Internal,
access network                                     Aug. 15, 2003                  Ifeelnet Co.
--------------------------------------------------------------------------------------------------------
Information network management system             Feb. 1, 2003 ~                    Internal,
                                                   Dec. 31, 2003                    Daims Co.
--------------------------------------------------------------------------------------------------------
Local network management system                   Jul. 1, 2003 ~                    Internal,
                                                   Dec. 31, 2003                  Ifeelnet Co.
--------------------------------------------------------------------------------------------------------
DSLAM management system                           Feb. 1, 2003 ~                    Internal,
                                                   Jan. 31, 2004                Nuri Telecom Co.
--------------------------------------------------------------------------------------------------------
Web-based telephony traffic analysis tool         Aug. 1, 2003 ~                    Internal
                                                  Jan. 20, 2004
--------------------------------------------------------------------------------------------------------
Mobile telephone NP traffic analysis tool         Jan. 10, 2004 ~                   Internal
                                                  Feb. 29, 2004
--------------------------------------------------------------------------------------------------------
Development of HFC subscriber management          Sep. 1, 2002 ~                  E1 Cyber Co.
system with LDAP                                   Apr. 30, 2003
--------------------------------------------------------------------------------------------------------
VoIP Network & QoS                                Mar. 1, 2002 ~                    Internal
                                                  Jun. 30, 2003
--------------------------------------------------------------------------------------------------------
VoIP system software for Hanafos AnyWay           May, 1, 2003 ~                   GiFone Inc.
(wireless LAN service)                             Dec. 19, 2003
--------------------------------------------------------------------------------------------------------
Intelligent network system architectural           Jun.1, 2003 ~                    Internal
change (DB unification)                            Nov. 31, 2003
--------------------------------------------------------------------------------------------------------
IN CDR fault correction                           Sep. 1, 2003 ~                    Internal
                                                  Dec. 31. 2003
--------------------------------------------------------------------------------------------------------
NP among mobile operators                          Jun.1, 2003 ~                    Internal
                                                  Nov. 30, 2003
--------------------------------------------------------------------------------------------------------

IN fault indication system                        Jul. 1, 2003 ~                    Internal
                                                  Nov.30, 2003
--------------------------------------------------------------------------------------------------------

     C)  Major Projects in Process

                          Projects                                           Period
----------------------------------------------------------------------------------------------
Domestic long-distance telephony network management system        Mar. 1, 2003 ~ Dec. 31, 2004
----------------------------------------------------------------------------------------------
Regional HFC last-mile management system                          Mar. 1, 2004 ~ Dec. 31, 2004
----------------------------------------------------------------------------------------------
IN management system                                              Mar. 1, 2004 ~ Jun. 30, 2004
----------------------------------------------------------------------------------------------
DSLAM network management system                                   Feb. 1, 2004 ~ Oct. 31, 2004
----------------------------------------------------------------------------------------------
International telephony NMS                                      Mar. 15, 2004 ~ Oct. 31, 2004
----------------------------------------------------------------------------------------------
VoIP protocol verification tool                                   Mar. 1, 2004 ~ Dec. 31, 2004
----------------------------------------------------------------------------------------------
Call Data-based VoIP QMS                                          Mar. 1, 2004 ~ Nov. 30, 2004
----------------------------------------------------------------------------------------------
HFC SuMS - 2nd development                                        May. 1, 2004 ~ Apr. 30, 2005
----------------------------------------------------------------------------------------------
MNP gateway management system                                     Jan. 1, 2004 ~ Mar. 31, 2004
----------------------------------------------------------------------------------------------
Telephone card service                                            Feb. 1, 2004 ~ Mar. 31, 2004
----------------------------------------------------------------------------------------------
Telephony Service Authentication                                  Mar. 1, 2004 ~ Apr. 30, 2004
----------------------------------------------------------------------------------------------
`Biz Ring'                                                        Apr. 1, 2004 ~ Jul. 31, 2004
----------------------------------------------------------------------------------------------

9.   FINANCING ACTIVITIES IN 2003

     A)  Summary of external financing

         -    Domestic

                                                                     (Unit: KRW billion)
----------------------------------------------------------------------------------------
                                            Beginning
                                          (as of Dec. 31,     Increase
                 Source                        2002)         (decrease)         Balance
----------------------------------------------------------------------------------------
Commercial banks                              234.7              69.1              303.8
----------------------------------------------------------------------------------------
Insurance companies                               -                 -                  -
----------------------------------------------------------------------------------------
Merchant banks                                    -                 -                  -
----------------------------------------------------------------------------------------
Lease companies                                83.5            (28.2)               55.3
----------------------------------------------------------------------------------------
Mutual savings & finance companies                -                 -                  -
----------------------------------------------------------------------------------------
Other financial institutions                   15.3              40.9               56.2
----------------------------------------------------------------------------------------
Sub-total (financial institutions)            333.5              81.8              415.3
----------------------------------------------------------------------------------------
Corporate bonds (public offering)             860.0           (200.0)              660.0
----------------------------------------------------------------------------------------
Corporate bonds (private placement)           273.8           (242.8)               31.0
----------------------------------------------------------------------------------------
***Issuance of new shares                   1,692.9             585.0            2,277.6
----------------------------------------------------------------------------------------
Asset Backed Securities                       155.5           (123.0)               32.5
----------------------------------------------------------------------------------------
*Others                                           -             100.0              100.0
----------------------------------------------------------------------------------------
Sub-total (capital market)                  2,981.9             119.2            3,101.1
----------------------------------------------------------------------------------------
Debt to shareholders, directors,
affiliated companies                              -                 -                  -
----------------------------------------------------------------------------------------

**Others                                      128.8           (102.9)               25.9
----------------------------------------------------------------------------------------
                 Total                      3,444.2              98.1            3,542.3
----------------------------------------------------------------------------------------

         * Refers to the issuance of commercial paper.

         **Others comprise issuance of ABL. Please refer to Note 14 of Audit Report.

         *** Beginning amount and the balance of issuance of new shares refer to the accumulated amount of local right issuance.

         (Ref.) Total amount of corporate bond issue during the period:

                  Public offering : KRW190 billion

                  Private placement : KRW81 billion

         -    Overseas Financing

                                                                              (Unit: USD million)
-------------------------------------------------------------------------------------------------
                                              Beginning.
                                            (as of Dec. 31,          Increase
          Source                                  2002)              (decrease)            Balance
-------------------------------------------------------------------------------------------------
Financial institutions                               -                  63.1                63.1
-------------------------------------------------------------------------------------------------
Overseas corporate bond issue                    100.0               (100.0)                   -
-------------------------------------------------------------------------------------------------
*Overseas issuance of new shares                 360.0                     -               360.0
-------------------------------------------------------------------------------------------------
Others                                            24.0                (21.1)                 2.9
-------------------------------------------------------------------------------------------------
Total                                            484.0                (58.0)               426.0
-------------------------------------------------------------------------------------------------

         * Refers to the initial IPO on NASDAQ. .

     B)  Summary of external financing

         -    Trust contract

                                                                                   (Unit: in million Won)
---------------------------------------------------------------------------------------------------------
      Trustor              Trustee Bank          Date of trust       Amount               Remark
---------------------------------------------------------------------------------------------------------
                                                                                Transfer of beneficiary
Hanaro Telecom, Inc.       Shinhan Bank          Oct. 23, 2001      965,348     certificate to HanaFos
                                                                                Securitization Speciality
                                                                                Co., Ltd.
---------------------------------------------------------------------------------------------------------

              -   Asset Management Contract

                  -   Name of company: HanaFos Securitization Speciality Co.,
                      Ltd.

                  - Contract period: October 9, 2001 - as long as Hanaro exists as a legal entity

                  -   Consideration in Kind and amount of cash consideration

                      - In-Kind: Future receivables from broadband Internet access service fees paid by the company's subscribers

                      -    Amount: KRW 965,348 million

                  - Scope of work: collection of revenue from the beneficiary certificates, related documentation, etc.

                  -   Management costs and fees

                      - Management fee: 0.02% p.a. (face value of ABS, quarterly payment)

     C)  Credit rating for the past 3 years

                     Subject of credit
  Date                    rating              Credit                 Credit rating company
------------------------------------------------------------------------------------------------
04/20/00             Commercial paper          A30          Korea Management Consulting & Credit
                                                            Rating Corporation
------------------------------------------------------------------------------------------------
04/20/00              Corporate bond           BBB-         Korea Management Consulting & Credit
                                                            Rating Corporation
------------------------------------------------------------------------------------------------
05/09/00             Commercial paper          A30          Korea Investors Service, Inc.
------------------------------------------------------------------------------------------------
05/09/00              Corporate bond           BBB-         Korea Investors Service, Inc.
------------------------------------------------------------------------------------------------
05/25/00              Corporate bond           BBB-         Korea Investors Service, Inc.
------------------------------------------------------------------------------------------------
05/25/00              Corporate bond           BBB-         Korea Management Consulting & Credit
                                                            Rating Corporation
------------------------------------------------------------------------------------------------
10/23/00              Corporate bond           BBB-         Korea Management Consulting & Credit
                                                            Rating Corporation
------------------------------------------------------------------------------------------------
10/24/00             Commercial paper          A30          Korea Investors Service, Inc.
------------------------------------------------------------------------------------------------
10/24/00              Corporate bond           BBB-         Korea Investors Service, Inc.
------------------------------------------------------------------------------------------------
03/13/01             Commercial paper          A30          Korea Management Consulting & Credit
                                                            Rating Corporation
------------------------------------------------------------------------------------------------
05/31/01              Corporate bond           BBB-         Korea Management Consulting & Credit
                                                            Rating Corporation
------------------------------------------------------------------------------------------------
07/31/01              Corporate bond           BBB-         Korea Investors Service, Inc.
------------------------------------------------------------------------------------------------
02/05/02             Commercial paper          A30          Korea Investors Service, Inc.
------------------------------------------------------------------------------------------------
02/05/02              Corporate bond           BBB-         Korea Investors Service, Inc.
------------------------------------------------------------------------------------------------
02/06/02             Commercial paper          A30          Korea Investors Service, Inc.
------------------------------------------------------------------------------------------------
02/06/02              Corporate bond           BBB-         Korea Management Consulting & Credit
                                                            Rating Corporation
------------------------------------------------------------------------------------------------
03/13/02              Corporate bond           BBB-         Korea Investors Service, Inc.
------------------------------------------------------------------------------------------------
03/14/02              Corporate bond           BBB-         Korea Management Consulting & Credit
                                                            Rating Corporation
------------------------------------------------------------------------------------------------
04/23/02              Corporate bond           BBB-         Korea Investors Service, Inc.
------------------------------------------------------------------------------------------------
04/23/02              Corporate bond           BBB-         Korea Management Consulting & Credit
                                                            Rating Corporation
------------------------------------------------------------------------------------------------
11/07/02              Corporate bond           BBB-         Korea Investors Service, Inc.
------------------------------------------------------------------------------------------------
11/07/02             Commercial paper          A30          Korea Investors Service, Inc.
------------------------------------------------------------------------------------------------
11/07/02              Corporate bond           BBB-         Korea Management Consulting & Credit
                                                            Rating Corporation
------------------------------------------------------------------------------------------------
11/07/02             Commercial paper          A30          Korea Management Consulting & Credit
                                                            Rating Corporation
------------------------------------------------------------------------------------------------
 2/14/03              Corporate bond           BBB-         Korea Investors Service, Inc.
------------------------------------------------------------------------------------------------
 2/14/03              Corporate bond           BBB-         Korea Management Consulting & Credit
                                                            Rating Corporation
------------------------------------------------------------------------------------------------
 6/26/03             Commercial paper          A30          Korea Investors Service, Inc.
------------------------------------------------------------------------------------------------

 6/26/03              Corporate bond           BBB-         Korea Investors Service, Inc.
------------------------------------------------------------------------------------------------
 6/30/03             Commercial paper          A30          Korea Management Consulting & Credit
                                                            Rating Corporation
------------------------------------------------------------------------------------------------
 6/30/03              Corporate bond           BBB-         Korea Management Consulting & Credit
                                                            Rating Corporation
------------------------------------------------------------------------------------------------

III.     FINANCIAL INFORMATION

     1.  SUMMARIZED FINANCIAL STATEMENTS

                                                                                   (Unit: KRW million)
------------------------------------------------------------------------------------------------------
         Description                    2003         2002          2001          2000          1999
------------------------------------------------------------------------------------------------------
[Current Asset]                        672,571       676,104       642,773       704,084       989,225

Quick assets                           671,302       665,242       628,471       673,484       981,524

Inventories                              1,269        10,862        14,302        30,600         7,701
------------------------------------------------------------------------------------------------------
[Non-current Asset]                  2,709,351     2,925,467     2,937,920     2,642,005       900,653
------------------------------------------------------------------------------------------------------
Investment Securities                  117,922       188,425       203,435       194,114        67,710

Property and Equipment               2,542,994     2,695,529     2,718,361     2,427,970       828,063

Intangible Asset                        48,435        41,513        16,124        19,921         4,881
------------------------------------------------------------------------------------------------------
TOTAL ASSETS                         3,381,922     3,601,570     3,580,693     3,346,089     1,889,878
------------------------------------------------------------------------------------------------------
[Current Liabilities]                  794,804     1,328,161       904,816       743,862       273,027

[Non-current Liabilities]              828,763       898,739     1,246,547       931,024        45,115
------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                    1,623,567     2,226,900     2,151,363     1,674,886       318,142
------------------------------------------------------------------------------------------------------
[Paid-in Capital]                    2,310,676     1,396,613     1,320,000     1,320,000     1,200,000

[Capital in excess of par value]       344,642       692,815       693,205       693,205       414,408

[Retained Earning]                    -874,573      -709,237      -586,097      -341,984       -42,867

[Capital Adjustment]                   -22,390        -5,521        -2,221           -18           195
------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY           1,758,355     1,374,670     1,429,329     1,671,203     1,571,736
------------------------------------------------------------------------------------------------------
Revenue                              1,375,335     1,253,859       825,449       336,187        23,119

Operating Profit                        75,207         6,080      -165,188      -296,577      -140,307

Ordinary Profit                       -165,336      -123,140      -244,113      -299,114       -77,423

Net Income                            -165,336      -123,140      -244,113      -299,118       -70,902
------------------------------------------------------------------------------------------------------

(Note) " - " Means minus figures

     2.  ACCOUNTING STANDARDS

a.   Basis of Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements.

The U.S. dollar amounts presented in these financial statements were computed by translating the Korean won into U.S. dollars based on the Korea Exchange Bank Basic Rate of W1,192.60 to US$ 1.00 at December 31, 2003, solely for the convenience of the reader. This convenience translation into U.S. dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The significant accounting policies followed by the Company in preparing the accompanying financial statements are summarized as follows:

b.   Adoption of Newly Effective Statements of Korea Accounting Standards

The Company prepared its financial statements in accordance with the Statements of Korea Accounting Standards ("SKAS"), which is effective from January 1, 2003. The revised accounting standards include SKAS No.2 - "Interim Financial Reporting", No.3 - "Intangible Assets", No.4 - "Revenue Recognition", No.5 - "Tangible Assets", No.6 - "Events Occurring After Balance Sheet Dates", No.7 - "Capitalization of Financing Costs", No.8 - "Investments in Securities", No.9 - "Convertible Securities" and No.10 - "Inventories". The comparative financial statements were restated applying the above accounting standards.

c.   Revenue Recognition

Revenue related to installation of service and sale of customer premises equipment is recognized when equipment is delivered and installation is completed. Revenue from monthly recurring service is recognized in the month the service is provided.

d.   Cash and Cash Equivalents

Cash and cash equivalents are bank deposits and short-term money market instruments that can be easily converted into cash and whose risk of value fluctuation arising from changes of interest rates is not material. Only investments with maturities of three months or less at the acquisition date are included in cash equivalents.

e.   Short-term Financial Instruments

Short-term financial instruments primarily consist of time deposits with original maturities of less than one year and repurchase agreements that invest in short-term highly liquid securities. Short-term financial instruments are recorded at cost. Interest income on short-term financial instruments is accrued as earned.

f.   Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.

Changes in allowance for doubtful accounts of trade receivables and accounts receivables-other for the years ended December 31, 2003 and 2002 are as follows (won in millions):

                                      Amount
                                --------------------
                                  2003       2002
                                --------   ---------
Beginning of period             W16,416    W  3,358
Provision                        24,887      13,098
Write-offs                       (1,449)        (40)
                                -------    --------
End of period                   W39,854    W 16,416
                                =======    ========

The Company reclassified the trade receivables against Onse Telecom into long-term trade receivables due to the court arrangement of debt and accordingly, recorded W686 million of the difference between the trade receivables and the discounted present value as provision for doubtful accounts in 2003.

g.   Inventories

Inventories consist primarily of modems and local area network equipment to be leased to customers. Inventories are stated at the lower of cost or net realizable value, cost determined using the average cost method. If the net realizable value of inventories is lower than cost, inventories are adjusted to net realizable value and the difference between cost and revalued amount is charged to current operations.

h.   Investment Securities Other than those Accounted for Using the Equity
     Method

(1) Classification of Securities

At acquisition, the Company classifies securities into one of the three categories: trading, held-to-maturity or available-for-sale. Trading securities are those that were acquired principally to generate profits from short-term fluctuations in prices. Held-to-maturity securities are those with fixed and determinable payments and fixed maturity that an enterprise has the positive intent and ability to hold to maturity. Available-for-sale securities are those not classified as either held-to-maturity or trading securities. Trading securities are classified as short-term investment securities, whereas available-for-sale securities and held-to-maturity securities are classified as long-term investment securities, except for those maturity dates or whose likelihood of being disposed of are within one year from balance sheet date, which are classified as short-term investment securities.

(2) Valuation of Securities

Securities are recognized initially at cost, which includes the market value of the consideration given and incidental expenses. If the market price of the consideration given is not available, the market prices of the securities purchased are used as the basis of measurement. If neither the market price of the consideration given nor those of the acquired securities are available, the acquisition cost is measured at the best estimates of its fair value.

After initial recognition, held-to-maturity securities are valued at amortized cost. The difference between their acquisition costs and face values is amortized over the remaining term of the securities by applying the effective interest method and added to or subtracted from the acquisition costs and interest income of the remaining period. Trading securities are valued at fair value, with unrealized gains or losses included in current operations. Available-for-sale securities are also valued at fair value, with unrealized gains or losses included in capital adjustments, until the securities are sold or if the securities are determined to be impaired and the lump-sum cumulative amount of capital adjustments are reflected in current operations. However, available-for-sale securities that are not traded in an active market and whose fair values cannot be reliably estimated are accounted for at acquisition costs. For those securities that are traded in an active market (marketable securities), fair values refers to the quoted market prices, which are measured as the closing price at the balance sheet date. The fair values of non-marketable debt securities are measured at the discounted future cash flows by using the discount rate that appropriately reflects the credit rating of the issuing entity assessed by a publicly reliable independent credit rating agency. If application of such measurement method is not feasible, estimates of the fair values may be made using a reasonable valuation model or quoted market prices of similar debt securities issued by entities conducting similar business in similar industries.

Securities are evaluated at each balance sheet date to determine whether there is any objective evidence of impairment loss. When any such evidence exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of held-to-maturity security or non-marketable equity security is measured as the difference between the recoverable amount and the carrying amount.

The recoverable amount of held-to maturity security is the present value of expected future cash flows discounted at the securities' original effective interest rate. For available-for-sale debt or equity security stated at fair value, the amount of impairment loss to be recognized in the current period is determined by subtracting the amount of impairment loss of debt or equity security already recognized in prior period from the amount of amortized cost in excess of the recoverable amount for debt security or from the amount of acquisition cost in excess of fair value for equity security. For non-marketable equity securities accounted for at acquisition costs, the impairment loss is equal to the difference between the recoverable amount and the carrying amount.

If the realizable value subsequently recovers, in case of a security stated at fair value, the increase in value in recorded in current operations, up to the amount of the previously recognized impairment loss, while security stated at amortized cost or acquisition cost, the increase in value is recorded in current operations, so that its recovered value does not exceed what its amortized cost would be as of the recovery date if there had been no impairment loss.

(3) Reclassification of Securities

When transfers of securities between categories are needed because of changes in an entity's intention and ability to hold those securities, such transfer is accounted for as follows: trading securities cannot be reclassified into available-for-sale and held-to-maturity securities, and vice versa, except when certain trading securities lose their marketability. Available-for-sale securities and held-to-maturity securities can be reclassified into each other after fair value recognition. When held-to-maturity security is classified into available-for-sale security, the difference between fair value and book value is recorded as capital adjustments. Whereas, in case available-for-sale security is reclassified into held-to-maturity security, the difference is recorded as capital adjustments and amortized using effective interest rate method for the remaining periods.

i.   Investment Securities Using the Equity Method

Equity securities held for investments in companies in which the Company is able to exercise significant influence over the investees are accounted for using the equity method. The Company's share in net income or net loss of investees is reflected in current operations. Changes in the retained earnings, capital surplus or other capital accounts of investees are accounted for as an adjustment to retained earnings or to capital adjustment.

j.   Valuation of Assets and Liabilities at Present Value

Long-term accounts receivable and long-term payables are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as interest expense or interest income over the term of the related accounts.

k.   Property and Equipment

Property and equipment are stated at cost. Expenditures that result in the enhancement of the value or extension of the useful life of the facilities involved are capitalized as additions to property and equipment. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

                                                          Estimated useful lives
                                                          ---------------------
Buildings, building facilities and structures                     50 years
Machinery                                                          8 years
Vehicles and other                                               5~8 years

l.   Capitalization of Financing Costs

Interest expense, discount and other financial charges, including certain foreign exchange translation gains and losses on borrowings associated with the manufacture, purchase, or construction of property and equipment, incurred prior to the completion of the acquisition, were capitalized until the year ended December 31, 2002, and are no longer capitalized from January 1, 2003 in compliance with SKAS No. 7. Interest capitalization for the year ended December 31, 2002 is as follows (won in millions):

                                     2003          2002
                                   --------     ---------
Total interest incurred            W139,328     W 146,560
Charged to expense                  139,328       142,389
                                   --------     ---------
Interest capitalized               W      -     W   4,171
                                   ========     =========

m.   Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75% of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90% of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

n.   Intangibles

Intangibles are stated at cost, net of amortization. Amortization is computed using the straight-line method, based on the estimated useful lives of the assets as described below.

                                                          Estimated Useful Lives
                                                          ----------------------
Goodwill                                                           5 years
Property rights of industry                                      5-10 years
Cable line usage rights                                           20 years
Land rights                                                       20 years
Development costs                                                  1 year

o.   Convertible Bonds and Bonds with Warrants

The proceeds from issuance of debt securities with detachable warrants shall be allocated between the warrants and the debt securities based on their relative fair values at time of issuance. For debt securities with non-detachable warrants, the warrants are recorded as the difference between the issuance amount of debt securities with non-detachable warrants and the reference amount of debt securities without warrants in similar market. In accordance with SKAS No.9, the Company did not adjust retroactively the amount of detachable warrants on bonds issued before December 31, 2002. Interest expense on convertible bonds and bonds with warrants is recognized using the effective interest rate, which equalizes the issued amount of bonds to the present value of the future cash outflow of the bonds. Accordingly, the differences between accrued interest and interest paid are presented as an addition to the nominal value of the bonds as a long-term accrued interest account.

p.   Discounts on Debentures

Discounts on debentures are amortized over the redemption period of the debenture using the effective interest rate method. Amortization of discounts is recognized as interest expense.

q.   Accrued Severance Indemnities

All employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The severance indemnities that would be payable assuming all employees were to resign amount to W21,874 million and W22,341 million as of December 31, 2003 and 2002, respectively.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees' 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of W146 million and W284 million as of December 31, 2003 and 2002, respectively, are presented as a deduction from accrued severance indemnities. Starting April 1999, the Company and its employees each pay 4.5 percent of monthly pay to the National Pension Fund under the revised National Pension Law of Korea.

Changes in accrued severance indemnities for the years ended December 31, 2003 and 2002 are as follows (won in millions):

                                        Amount
                                ---------------------
                                   2003        2002
                                ----------  ---------
Beginning of period             W  22,341   W  15,664
Severance payments                (12,743)     (3,657)
                                ---------   ---------
                                    9,598      12,007
Provision                          12,276      10,334
                                ---------   ---------
End of period                   W  21,874   W  22,341
                                =========   =========

In 2003, the Company paid retirement bonus amounting to W4,513 million in addition to the normal severance payment. The retirement bonus was recorded as non-operating expense-other.

r.   Accounting for Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date and the translation gains or losses are reflected in current operations. The balances have been translated using the rate announced by the Korea Exchange Bank, which was W1,192.60 and W1,186.30 to US$1.00 at December 31, 2003 and 2002, respectively.

s.   Income Tax

The provision for income tax consists of the corporate income tax and resident surtax currently payable and the changes in deferred income taxes for the year. The Company recognizes deferred income taxes arising from temporary differences between amounts reported for financial accounting and income tax purposes. Deferred income taxes will be offset against those incurred in the future, if any. Deferred income taxes will be recalculated based on the actual tax rate in effect at each balance sheet date.

t.   Stock Compensation Expense

The Company records the difference between the present value of the exercise price and the stock price at the grant date as compensation expense with a corresponding credit to the capital adjustment account (using the minimum value method). The computed deferred compensation expenses are allocated over the contracted vesting period. When the stock options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustment account and the par value of the new shares issued is recorded as additional paid-in capital. However, for the stock options granted in 1999, compensation expense was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options.

u.   Net Loss Per Common Share

Net loss per common share is computed by dividing net loss, by the weighted average number of common shares outstanding during the period. The number of shares used in computing per share amounts for the years ended December 31, 2003 and 2002 were 321,310 thousand shares and 298,251 thousand shares, respectively.

For comparability, the Company recalculated the weighted average number of common shares for the year ended December 31, 2002 due to the issuance of new shares in 2003 at lower price than market in accordance with Interpretation 29-54 of the Financial Accounting Standards in Korea.

Net loss for common stock for the years ended December 31, 2003 and 2002 are computed as follows (won in millions):

                                             2003          2002
                                          ----------    ----------
Net loss                                  W  165,336    W  123,140
Dividend for preferred stock                       -             -
                                          ----------    ----------
Net loss for common stock                 W  165,336    W  123,140
                                          ==========    ==========

v.   Comparative Presentation

Certain amounts of prior year's financial statements are reclassified to confirm to the current year's presentation. This reclassification does not affect the net loss and net assets of the prior period. This reclassification does not affect the net loss and net assets of the prior period.

  3. ACCOUNTING INFORMATION

     A)  Allowance for bad debts conditions

         -    Details of allowance for bad debts in last three years

                                                                            (Unit :  KRW, %)
                                                      Allowance for bad     Ratio of Allowance
               Items             Total Amount               debts              for bad debts
----------------------------------------------------------------------------------------------
2003    Trade Receivables      246,476,737,607          36,955,187,384             14.99%
----------------------------------------------------------------------------------------------
2002    Trade Receivables      219,346,527,526          13,516,918,140               6.2%
----------------------------------------------------------------------------------------------
2001    Trade Receivables      134,035,010,098           3,357,639,983               2.5%
----------------------------------------------------------------------------------------------

         -    Changes of allowance for bad debts in last three years

                                                                                            (Unit : KRW)
--------------------------------------------------------------------------------------------------------
                                         2003                      2002                        2001
--------------------------------------------------------------------------------------------------------
Beginning Balance                   13,516,918,140              3,357,639,983               822,114,672
--------------------------------------------------------------------------------------------------------
Net using amount                     2,134,473,441                 40,343,807                         -
--------------------------------------------------------------------------------------------------------
Appropriated amount                 25,572,742,685             10,199,621,964             2,535,525,311
--------------------------------------------------------------------------------------------------------
Ending Balance                      36,955,187,384             13,516,918,140             3,357,639,983
--------------------------------------------------------------------------------------------------------

         -    Methods of allowance for bad debts

                                                                            (Unit : KRW, %)
-------------------------------------------------------------------------------------------
                            Amount of trade       Allowance for bad      Ratio of Allowance
               Periods        receivables               debts               for bad debts
-------------------------------------------------------------------------------------------
        Long Term            11,320,724,801         11,320,724,801              100.0%
        -----------------------------------------------------------------------------------
        2 years ~ 3 years     5,340,161,031          4,095,899,080               76.7%
        -----------------------------------------------------------------------------------
        1 year ~ 2 years     13,409,511,926          9,433,591,640               70.4%
        -----------------------------------------------------------------------------------
2003    4 months ~ 1 year    22,176,458,660         11,039,441,121               49.8%
        -----------------------------------------------------------------------------------
        ~ 4 months           36,886,816,295            368,868,163                1.0%
        -----------------------------------------------------------------------------------
        Estimated revenue   118,091,375,554            590,456,878                0.5%
        -----------------------------------------------------------------------------------
        Other revenue        10,620,570,172            106,205,702                1.0%
        -----------------------------------------------------------------------------------
        Total               217,845,618,439         36,955,187,384               17.0%
-------------------------------------------------------------------------------------------
        2 years ~ 3 years     1,754,155,204          1,497,346,882               85.4%
        -----------------------------------------------------------------------------------
        1 year ~ 2 years      6,446,266,771          4,030,205,985               62.5%
        -----------------------------------------------------------------------------------
        4 months ~ 1 year    17,628,018,584          6,973,644,152               39.6%
        -----------------------------------------------------------------------------------
2002    ~ 4 months           29,212,444,965            292,124,450                1.0%
        -----------------------------------------------------------------------------------
        Estimated revenue   114,746,096,018            573,730,480                0.5%
        -----------------------------------------------------------------------------------
        Other revenue        14,559,017,030            145,590,170                1.0%
        -----------------------------------------------------------------------------------
        Total               184,345,998,572         13,512,642,119                7.3%
-------------------------------------------------------------------------------------------
        2 years ~ 3 years        52,461,037             52,461,037              100.0%
        -----------------------------------------------------------------------------------
        1 year ~ 2 years      2,432,041,788          1,216,020,894               50.0%
        -----------------------------------------------------------------------------------
        4 months ~ 1 year     7,108,449,859          1,421,689,972               20.0%
        -----------------------------------------------------------------------------------
2001    ~ 4 months           21,133,387,558            211,333,876                1.0%
        -----------------------------------------------------------------------------------
        Estimated revenue    80,370,806,360            401,854,032                0.5%
        -----------------------------------------------------------------------------------
        Other revenue         5,428,017,245             54,280,172                1.0%
        -----------------------------------------------------------------------------------
        Total               116,525,163,847          3,357,639,983                2.9%
-------------------------------------------------------------------------------------------
        4 months ~            1,464,086,957            292,817,391               20.0%
        -----------------------------------------------------------------------------------
        ~ 4 months           28,520,343,811            285,203,438                1.0%
        -----------------------------------------------------------------------------------
2000    Estimated revenue    48,818,768,459            244,093,842                0.5%
        -----------------------------------------------------------------------------------
        Total                78,803,199,227            822,114,671                1.0%
-------------------------------------------------------------------------------------------

         -    Outstanding balance of Trade Receivables in 2003

                                                                                        (Unit : KRW)
                                    6 months ~          1 year ~
                  ~ 6 months          1 year            3 years          3 years ~        Total
----------------------------------------------------------------------------------------------------
Amounts        199,181,191,397    19,400,101,806    27,895,444,404            -      246,476,737,607
----------------------------------------------------------------------------------------------------
 Ratio                    80.8%              7.9%             11.3%         0.0%                 100%
----------------------------------------------------------------------------------------------------

     B)  Inventories & Due Diligence

         -    Details of inventories on business sector in last three years

                                               (Unit : KRW million)
-------------------------------------------------------------------
Business sector                 2003           2002          2001
-------------------------------------------------------------------
Broadband                      1,269          10,862        14,301
-------------------------------------------------------------------
Total                          1,269          10,862        14,301
-------------------------------------------------------------------
Total Asset to Ratio             3.8%           30.2%         39.9%
-------------------------------------------------------------------

         -    Due Diligence on Inventories

              -   Date : Dec. 31, 20003

              - Deloitte Touche Tohmatsu took part in the due diligence on inventories.

     C) Details and ground of change in accounting standard in recent 5 fiscal years

         - The Company prepared its financial statements in accordance with the Statements of Korea Accounting Standards ("SKAS"), which is effective from January 1, 2003. The revised accounting standards include SKAS No.2 - "Interim Financial Reporting", No.3 - "Intangible Assets", No.4 - "Revenue Recognition", No.5 - "Tangible Assets", No.6 - "Events Occurring After Balance Sheet Dates", No.7 - "Capitalization of Financing Costs", No.8 - "Investments in Securities", No.9 - "Convertible Securities" and No.10 - "Inventories". The comparative financial statements were restated applying the above accounting standards.

     D)  Fiscal years recorded net loss in last 5 years

            Net loss amounts (KRW
                   billion)                           Reason
-------------------------------------------------------------------------------
2003                165.3             Large investments in early business stage
                                      Write-off of idle equipments
-------------------------------------------------------------------------------
2002                123.1             Large investments in early business stage
-------------------------------------------------------------------------------
2001                244.1             Large investments in early business stage
-------------------------------------------------------------------------------
2000                299.1             Large investments in early business stage
-------------------------------------------------------------------------------
1999                 70.9             Large investments in early business stage
-------------------------------------------------------------------------------

  3. FINANCIAL STATEMENTS

     A)  Non-consolidated balance sheet (As of the end of December 31, 2003 and
         2002)

                                                                                                Translation into
                                                                        Korean Won            U.S. Dollars (Note 2)
                           ASSETS                                  2003           2002         2003         2002
                                                                      (In millions)              (In thousands)
CURRENT ASSETS:
   Cash and cash equivalents (Note 3)                           W   196,128   W    278,511  $   164,454  $   233,533
   Short-term financial instruments (Notes 4 and 5)                 217,272        131,723      182,183      110,450
   Short-term investment securities (Note 6)                            273         18,770          229       15,739
   Trade receivables, net of allowance for doubtful
    accounts of W36,955 million in 2003 and W13,517
    million in 2002, and discount on present value of
    W 5 million in 2003                                             207,799        205,830      174,240      172,589
   Short-term loans, net of discount on present value of
    W 596 million in 2003 and W189 million in 2002
    (Note 9)                                                         14,451          7,193       12,117        6,031
   Accounts receivable-other, net of allowance for doubtful
    accounts of W2,899 million in 2003 and 2002                        3,140          5,930        2,633       4,972
   Accrued income                                                     6,249          4,982        5,240        4,177
   Prepaid expenses                                                  21,921          8,409       18,381        7,051
   Prepaid income tax                                                 2,347          3,709        1,968        3,110
   Advanced payments                                                  1,548            185        1,298          155
   Forward exchange contracts (Note 16)                                 173              -          145            -
   Inventories                                                        1,270         10,862        1,065        9,109
                                                                -----------   ------------  -----------  -----------
                                                                    672,571        676,104      563,953      566,916
                                                                -----------   ------------  -----------  -----------

NON-CURRENT ASSETS:
   Long-term financial instruments (Notes 4 and 5)                        7              5            6            4
   Long-term investment securities (Note 7)                          24,984         49,316       20,949       41,352
   Investment securities using the equity method (Note 8)            20,338         40,796       17,053       34,208
   Long-term trade receivables, net of discount on present
   value of W680 million in 2003 (Note 2)                             1,038              -          870            -
   Long-term loans, net of discount on present value of
    W2,525 million in 2003 and W4,006 million in 2002
    (Note 9)                                                         13,483         23,161       11,306       19,421
   Key-money deposits                                                45,180         61,156       37,884       51,280
   Long-term prepaid expenses                                        12,893         13,990       10,811       11,730
   Property and equipment, net (Notes 10, 12, 14 and 25)          2,542,994      2,695,529    2,132,311    2,260,212
   Intangibles (Notes 11 and 24)                                     48,434         41,513       40,612       34,808
                                                                -----------   ------------  -----------  -----------
                                                                  2,709,351      2,925,466    2,271,802    2,453,015
                                                                -----------   ------------  -----------  -----------
           Total Assets                                         W 3,381,922   W  3,601,570  $ 2,835,755  $ 3,019,931
                                                                ===========   ============  ===========  ===========

                                                                                                   Translation into
                                                                                                 U.S. Dollars (Note 2)
                                                                            Korean Won         -------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                                     2003        2002         2003          2002
                                                                           (In millions)             (In thousands)
CURRENT LIABILITIES:
   Trade payables                                                     W   31,319  W    70,234  $    26,261   $    58,891
   Other accounts payable                                                116,686      153,254       97,842       128,504
   Short-term borrowings (Note 13)                                       163,000       55,000      136,676        46,118
   Advances received                                                       3,268        3,036        2,740         2,546
   Accrued expenses                                                       60,780       43,795       50,964        36,722
   Withholdings                                                           20,172       12,675       16,914        10,628
   Current portion of Asset Backed Securities payable
     (Note 15)                                                            32,510      122,972       27,260       103,113
   Current maturities of long-term debt, net of discount on
     debentures of W3,476 million in 2003 and W5,180 million in
     2002, and present value discount of W1,698 million in 2003, and accrued interest of W8,246 million
     in 2002 (Notes 12 and 14)                                           352,226      842,964      295,343       706,829
   Forward exchange contracts                                                  -        1,888            -         1,583
   Interest swap (Note 16)                                                13,058        5,632       10,949         4,723
   Deposits received                                                       1,785       16,711        1,497        14,012
                                                                      ----------  -----------  -----------   -----------
                                                                         794,804    1,328,161      666,446     1,113,669
                                                                      ----------  -----------  -----------   -----------

LONG-TERM LIABILITIES:
   Long-term debt, net of current portion (Note 14)                      242,523      194,297      203,357       162,919
   Debentures, net (Note 14)                                             481,753      594,718      403,952       498,673
   Long-term obligation under capital leases (Note 12)                    48,570       38,087       40,726        31,936
   Long-term Asset Backed Securities payable (Note 15)                         -       32,510            -        27,260
   Long-term advances received                                            14,315       15,504       12,003        13,000
   Accrued severance indemnities, net (Note 2)                            21,728       22,057       18,219        18,495
   Long-term deposits received                                            19,874        1,566       16,664         1,313
                                                                      ----------  -----------  -----------   -----------
                                                                         828,763      898,739      694,921       753,596
                                                                      ----------  -----------  -----------   -----------
           Total Liabilities                                           1,623,567    2,226,900    1,361,367     1,867,265
                                                                      ----------  -----------  -----------   -----------

SHAREHOLDERS' EQUITY (Note 17):

   Capital stock                                                       2,310,676    1,396,613    1,937,511     1,171,066
   Paid-in capital in excess of par value                                344,642      692,815      288,984       580,928
   Accumulated deficit                                                  (874,573)    (709,237)    (733,333)     (594,698)
   Capital adjustments:
     Stock compensation (Note 18)                                          5,916        4,541        4,961         3,808
     Valuation loss on available-for-sale securities, net
      (Note 7)                                                            (6,806)      (4,430)      (5,707)       (3,715)
     Valuation loss on available-for-sale securities using
       the equity method (Note 8)                                         (8,442)           -       (7,079)            -
     Valuation loss on interest swap (Note 16)                           (13,058)      (5,632)     (10,949)       (4,723)
                                                                      ----------  -----------  -----------   -----------
           Total Shareholders' Equity                                  1,758,355    1,374,670    1,474,388     1,152,666
                                                                      ------------------------------------   -----------

           Total Liabilities and Shareholders' Equity                 W3,381,922  W 3,601,570  $ 2,835,755   $ 3,019,931
                                                                      ==========  ===========  ===========   ===========

     B) Non-consolidated statements of operations (For the years ended December 31, 2003 and 2002)

                                                                                                    Translation into
                                                                                                  U.S. Dollars (Note 2)
                                                                          Korean Won           --------------------------
                                                                      2003           2002          2003           2002
                                                                         (In millions,              (In thousands,
                                                                   except per share amount)     except per share amount)
OPERATING REVENUE (Note 25)                                        W 1,375,336   W 1,253,859   $  1,153,225   $ 1,051,366

OPERATING EXPENSES (Note 19)                                         1,300,129     1,247,779      1,090,164     1,046,268
                                                                   -----------   -----------   ------------   -----------

OPERATING INCOME                                                        75,207         6,080         63,061         5,098
                                                                   -----------   -----------   ------------   -----------

NON-OPERATING INCOME:
   Interest income                                                      18,220        26,516         15,278        22,234
   Dividend income                                                           -         2,899              -         2,431
   Gain on disposal of short-term investment securities                    315         1,718            264         1,441
   Gains on disposal of long-term investment securities                    145           229            122           192
   Gain on disposal of property and equipment                            1,093            58            916            49
   Gain on foreign currency transactions                                   267         1,559            224         1,307
   Gain on foreign currency translation                                     19        17,064             16        14,308
   Gain on early redemption of debentures (Note 14)                        870             -            729             -
   Gain on valuation of forward exchange contract (Note 16)                173             -            145             -
   Gain on transaction of forward exchange contract                        343           186            288           156
    (Note 16)
   Gain on valuation using the equity method (Note 8)                        -         1,266              -         1,062
   Other                                                                 5,197         5,655          4,357         4,741
                                                                   -----------   -----------   ------------   -----------
                                                                        26,642        57,150         22,339        47,921
                                                                   -----------   -----------   ------------   -----------
NON-OPERATING EXPENSES:
   Interest expense (Note 14)                                          139,328       142,389        116,827       119,394
   Asset Backed Securities payable expense (Note 15)                     9,028        18,382          7,570        15,413
   Loss on foreign currency transactions                                   764           428            641           359
   Loss on foreign currency translation                                    138           260            116           218
   Loss on disposal of short-term investment securities                  2,117             -          1,775             -
   Loss on valuation of trading securities                                 307         2,838            257         2,380
   Impairment loss on short-term investment securities                     940           600            788           503
   Impairment loss on long-term investment securities
    (Note 7)                                                             3,385         6,357          2,838         5,330
   Donations                                                               786           311            659           261
   Loss on early redemption of debentures (Note 14)                        308         4,265            258         3,576
   Loss on valuation using the equity method (Note 8)                   31,826             -         26,686             -
   Loss on disposal of property and equipment                            1,319         5,482          1,106         4,597
   Loss on disuse of property and equipment (Note 10)                   61,333             -         51,428             -
   Loss on valuation of forward exchange contract                            -         1,888              -         1,583
   Other (Note 2)                                                       15,606         3,170         13,086         2,658
                                                                   -----------   -----------   ------------   -----------
                                                                       267,185       186,370        224,035       156,272
                                                                   -----------   -----------   ------------   -----------
ORDINARY LOSS                                                         (165,336)     (123,140)      (138,635)     (103,253)

EXTRAORDINARY ITEMS                                                          -             -              -             -
                                                                   -----------    ----------   ------------   -----------

LOSS BEFORE INCOME TAX                                                (165,336)     (123,140)      (138,635)     (103,253)

INCOME TAX EXPENSE (Note 20)                                                 -             -              -             -
                                                                   -----------   -----------   ------------   -----------

NET LOSS                                                           W  (165,336)  W  (123,140)  $   (138,635)  $  (103,253)
                                                                   ===========   ===========   ============   ===========

ORDINARY LOSS PER SHARE (Note 2)                                   W      (515)  W      (413)  $      (0.43)  $     (0.35)
                                                                   ===========   ===========   ============   ===========

NET LOSS PER SHARE (Note 2)                                        W      (515)  W      (413)  $      (0.43)  $     (0.35)
                                                                   ===========   ===========   ============   ===========

     C) Non-Consolidated Statements of Deposition of Deficit (For the years ended December 31, 2003 and 2002)

                                                                                                         Translation into
                                                                                                      U.S. Dollars (Note 2)
                                                                         Korean Won             ----------------------------
                                                                  2003              2002            2003           2002
                                                                        (In millions)                     (In thousands)
ACCUMULATED DEFICIT BEFORE DISPOSITION:
   Undisposed deficit carried over from prior year             W   (709,237)    W   (586,097)   $    (594,698)  $   (491,445)
   Net loss                                                        (165,336)        (123,140)        (138,635)      (103,253)
                                                               ------------     ------------    -------------   ------------
                                                                   (874,573)        (709,237)        (733,333)      (594,698)

DISPOSITION OF DEFICIT                                                    -                -                -              -
                                                               ------------     ------------    -------------   ------------

UNDISPOSED DEFICIT TO BE CARRIED FORWARD TO SUBSEQUENT YEARW       (874,573)    W   (709,237)   $    (733,333)  $   (594,698)
                                                               ============     ============    =============   ============

         D) Non-Consolidated Statements of Cash Flow (For the years ended December 31, 2003 and 2002)

                                                                                               Translation into
                                                                                              U.S. Dollars (Note)
                                                                         Korean Won         -----------------------
                                                                     2003         2002         2003         2002
                                                                       (In millions)            (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                       W (165,336)  W (123,140)  $ (138,635)  $ (103,253)
                                                                  ----------   ----------   ----------   ----------

   Addition of expenses not involving cash outflows:
      Stock compensation expense                                       1,375        1,651        1,153        1,384
      Provision for severance indemnities                             10,486        8,648        8,793        7,251
      Amortization of discount on debentures                          18,857       14,076       15,812       11,803
      Recognition of long-term accrued interest                        6,171        8,246        5,174        6,914
      Employee fringe benefits                                           944        2,070          792        1,736
      Depreciation                                                   424,813      385,324      356,207      323,096
      Loss on foreign currency translation                               138          260          116          218
      Provision for doubtful accounts                                 25,573       10,200       21,443        8,553
      Loss on valuation of trading securities                            307        2,838          257        2,380
      Loss on disposal of property and equipment                       1,319        5,482        1,106        4,597
      Impairment loss on short-term investment securities                940          600          788          503
      Impairment loss on long-term investment securities               3,385        6,357        2,838        5,330
      Loss on disposal of short-term investment securities             2,117            -        1,775            -
      Loss on valuation using the equity method                       31,826            -       26,686            -
      Loss on disuse of property and equipment                        61,333            -       51,428            -
      Loss on early redemption of debentures                             308        4,265          258        3,576
      Loss on valuation of forward exchange contract                       -        1,888            -        1,583
      Ordinary development cost and other                              1,061        3,356          891        2,814
                                                                  ----------   ----------   ----------   ----------
                                                                     590,953      455,261      495,517      381,738
                                                                  ----------   ----------   ----------   ----------

   Deduction of revenues not involving cash inflows:
      Gain on disposal of short-term investment securities               315        1,718          264        1,441
      Amortization of present value discount                           2,018        1,932        1,692        1,620
      Gain on transaction of forward exchange contract                   343          186          288          156
      Gain on valuation of forward exchange contract                     173            -          145            -
      Gain on disposal of property and equipment                       1,093           58          916           49
      Gain on disposal of long-term investment securities                145          229          122          192
      Gain on foreign currency translation                                19       17,064           16       14,308
      Gain on valuation using the equity method                            -        1,266            -        1,062
      Gain on early redemption of debt                                   870            -          729            -
      Gain on disposal of key-money deposits                              58           23           49           18
                                                                  ----------   ----------   ----------   ----------
                                                                       5,034       22,476        4,221       18,846
                                                                  ----------   ----------   ----------   ----------

   Changes in assets and liabilities resulting from operations:
      Increase in trade receivables                                  (28,129)     (85,316)     (23,586)     (71,538)
      Decrease (Increase) in accounts receivable-other                 2,790       (2,885)       2,339       (2,419)
      Increase in accrued income                                      (1,267)      (1,845)      (1,062)      (1,547)
      Decrease in prepaid expenses                                     5,711       22,388        4,789       18,772
      Decrease in prepaid income tax                                   1,363        1,571        1,143        1,317
      Increase in advanced payments                                   (1,363)     (12,032)      (1,143)     (10,089)
      Increase in inventories                                        (32,209)     (55,934)     (27,007)     (46,901)
      Decrease (Increase) in prepaid V.A.T.                                -        5,905            -        4,951
      Decrease (Increase) in forward exchange contract                (1,545)       2,705       (1,296)       2,268
      Decrease in long-term prepaid expenses                           1,097        6,961          920        5,837
      Decrease in trade payables                                     (38,915)     (33,184)     (32,630)     (27,825)

                                                                                               Translation into
                                                                                              U.S. Dollars (Note 2)
                                                                         Korean Won         -----------------------
                                                                     2003         2002         2003         2002
                                                                       (In millions)            (In thousands)
   Changes in assets and liabilities resulting from operations:
      Decrease in other accounts payable                          W  (36,554)  W (184,598)  $  (30,651)  $ (154,786)
      Increase in advances received                                      232        1,628          194        1,365
      Increase in accrued expenses                                    16,985       13,137       14,242       11,015
      Increase in withholdings                                         7,242        8,438        6,072        7,075
      Write-off of trade receivables                                  (1,449)         (40)      (1,215)         (34)
      Increase in long-term deposit received                           2,195        3,451        1,841        2,894
      Decrease in payments to National Pension                           138           65          116           55
      Payments of severance indemnities                              (12,743)      (3,657)     (10,686)      (3,065)
                                                                  ----------   ----------   ----------   ----------
                                                                    (116,421)    (313,242)     (97,620)    (262,655)
                                                                  ----------   ----------   ----------   ----------
   Net cash flows provided by (used in) operating activities         304,162       (3,597)     255,041       (3,016)
                                                                  ----------   ----------   ----------   ----------

CASH FLOWS FROM INVESTING ACTIVITIES:

      Proceeds from disposal of short-term investment securities      34,128      101,840       28,616       85,393
      Collection of short-term financial instruments                 839,767      451,000      704,148      378,165
      Redemption of short-term loans                                   6,760        1,149        5,668          963
      Redemption of long-term loans                                    2,734        3,074        2,292        2,578
      Proceeds from disposal of long-term investment securities          406        1,804          340        1,513
      Withdrawal of long-term financial instruments                        -        1,217            -        1,020
      Refund of key-money deposits                                    19,815       10,404       16,615        8,724
      Proceeds from disposal of property and equipment                 9,270        3,481        7,773        2,919
      Acquisition of short-term financial instruments               (925,316)    (476,923)    (775,881)    (399,902)
      Purchase of short-term investment securities                   (17,801)     (70,004)     (14,926)     (58,699)
      Extension of short-term loans                                     (596)        (572)        (500)        (480)
      Purchase of long-term investment securities                     (1,122)        (530)        (940)        (444)
      Acquisition of long-term financial instruments                      (2)         (82)          (2)         (69)
      Extension of long-term loans                                    (5,404)      (2,818)      (4,531)      (2,363)
      Payment of key-money deposits                                   (3,785)      (6,265)      (3,173)      (5,252)
      Acquisition of property and equipment                         (195,740)    (283,119)    (164,129)    (237,396)
      Payment of intangibles                                         (13,118)     (18,107)     (10,999)     (15,183)
                                                                  ----------   ----------   ----------   ----------
   Net cash flows used in investing activities                      (250,004)    (284,451)    (209,629)    (238,513)
                                                                  ----------   ----------   ----------   ----------

                                                                                             Translation into
                                                                                            U.S. Dollars (Note 2)
                                                                       Korean Won         -----------------------
                                                                   2003         2002         2003         2002
                                                                     (In millions)            (In thousands)
CASH FLOWS FROM FINANCING ACTIVITIES:

     Proceeds from short-term borrowings                        W  338,000   W   55,000   $  283,414   $   46,118
     Proceeds from long-term debt                                  148,329      236,424      124,374      198,242
     Proceed from issuance of debentures                           261,013      572,676      218,860      480,191
     Proceeds from issuance of common stock                        565,889       76,223      474,500       63,913
     Repayment of short-term borrowings                           (230,000)     (55,000)    (192,856)     (46,118)
     Repayment of long-term debt                                (1,096,800)    (495,684)    (919,671)    (415,633)
     Decrease in Asset Backed Securities payable                  (122,972)     (97,617)    (103,112)     (81,851)
                                                                ----------   ----------   ----------   ----------
   Net cash flows provided by (used in) financing
     activities                                                   (136,541)     292,022     (114,491)     244,862
                                                                ----------   ----------   ----------   ----------

NET INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS                                                (82,383)       3,974      (69,079)       3,333

CASH AND CASH EQUIVALENTS, BEGINNING
   OF YEAR                                                         278,511      274,537      233,533      230,200
                                                                ----------   ----------   ----------   ----------

CASH AND CASH EQUIVALENTS, END OF YEAR                          W  196,128   W  278,511   $  164,454   $  233,533
                                                                ==========   ==========   ==========   ==========
TRANSACTIONS NOT INVOLVING CASH:
   Transfer of long-term loans to current portion                   13,830        6,842       11,597        5,737
   Transfer of inventories to property and equipment                41,801       59,374       35,050       49,785
   Transfer of debentures to current portion                       264,688      663,930      221,942      556,708
   Transfer of long-term debt to current portion                   103,271      166,867       86,593      139,919
   Transfer of long-term obligation under capital lease to
    current portion                                                 87,297       38,376       73,199       32,178
   Transfer of Asset Backed Securities payable to current
    portion                                                         32,510      122,972       27,260      103,113
   Recognition of loss on valuation of available-for-sale
    securities as capital adjustments                                3,496        3,761        2,931        3,154
   Transfer of construction in progress to property and
    equipment                                                      125,045       93,851      104,851       78,418
   Transfer of construction in progress to intangibles                   -       16,429            -       13,776
   Increase of long-term loans accompanied by long-term
    debt                                                                 -        7,000            -        5,870
   Acquisition of property and equipment under long-term
    lease obligation                                                98,230       20,526       82,366       17,211
   Transfer of other current liabilities to long-term deposits
    received                                                        17,121            -       14,356            -
   Transfer of long-term investment securities to investment
    securities using the equity method                              19,809            -       16,610            -

         E) Notes to Financial Statements

We have audited the accompanying non-consolidated balance sheets of Hanaro Telecom, Inc. (the "Company") as of December 31, 2003 and 2002, and the related non-consolidated statements of operations, disposition of deficit and cash flows for the years then ended, all expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanaro Telecom, Inc. as of December 31, 2003 and 2002, and the results of its operations, changes in its deficit and its cash flows for the years then ended in conformity with financial accounting standards in the Republic of Korea (Note 2).

The translated amounts in the accompanying financial statements have been translated into U.S. dollars, solely for the convenience of the reader, on the basis set forth in Note 2.

As explained in Note 17, on November 18, 2003, the Company issued 182,182,500 common shares at W3,200 per share (par value : W5,000) for the specified foreign investors. The discounts at less than par value, which amounts to W329,062 million, and the issuing cost of W19,111 million were offset against the existing paid-in capital in excess of par value.

1. GENERAL:

Hanaro Telecom, Inc. (the "Company") was incorporated on September 26, 1997 pursuant to the laws of the Republic of Korea ("Korea"). The Company was formed following its selection by the Ministry of Information and Communication ("MIC") on June 13, 1997 as the second carrier to provide local telephony services in Korea. On November 11, 1998, the Company was listed on the Korea Securities Dealers Automated Quotation System ("KOSDAQ"). The Company issued American Depository Receipts ("ADRs") on April 4, 2000, which are traded on the National Association of Securities Dealers Automated Quotation System ("NASDAQ").

The Company commenced providing local call and high-speed data access, internet and multimedia access, on April 1, 1999 and is providing services in 80 cities, including Seoul, Pusan, Ulsan and Incheon, and 52 counties as of December 31, 2003. On December 12, 2002, the Company received a license to provide domestic long-distance calls and international calls from the MIC and will begin to provide the service in 2004.

The Company's headquarters is located in Seocho-Gu, Seoul. The Company has 26 domestic branches and also has invested in several companies such as Hanaro Telecom America, Inc., Hanaro Realty Development & Management Co., Ltd., Hanaro Telephone & Internet Information, Inc., and Dreamline Corporation in order to facilitate and strengthen its services.

As of December 31, 2003 and 2002, the shareholders of the Company are as follows:

                                                   2003                       2002
                                      --------------------------   --------------------------
                                       Number of   Percentage of    Number of   Percentage of
                                         shares    ownership (%)      shares    ownership (%)
                                      -----------  -------------   -----------  -------------
Newbridge Asia HT, L.P.                49,535,799      10.72                 -          -
AIF II NT, Ltd.                        38,456,250       8.32                 -          -
AOF NT, Ltd.                           24,721,875       5.35                 -          -
Samsung Electronics Co., Ltd.          23,542,281       5.09        23,542,281       8.43
United Classic Investment Limited      20,392,746       4.41                 -          -
Dacom Corporation                      19,754,656       4.27        19,754,656       7.07
HT Holding IX, L.P.                    12,818,750       2.77                 -          -
Daewoo Securities Co., Ltd.            12,000,000       2.60        12,000,000       4.30
LG Corp.                               11,175,047       2.42        11,175,047       4.00
Employee stock ownership association    2,854,906       0.62         2,995,840       1.07
Others                                246,882,870      53.43       209,854,856      75.13
                                      -----------     ------       -----------     ------
                                      462,135,180     100.00       279,322,680     100.00
                                      ===========     ======       -----------     ======

In common with other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices including corporate governance. The Company may be either directly or indirectly affected by these economic conditions and the reform program described above. The accompanying financial statements reflect management's assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management's current assessment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         A. Basis of Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements.

The U.S. dollar amounts presented in these financial statements were computed by translating the Korean won into U.S. dollars based on the Korea Exchange Bank Basic Rate of W1,192.60 to US$ 1.00 at December 31, 2003, solely for the convenience of the reader. This convenience translation into U.S. dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The significant accounting policies followed by the Company in preparing the accompanying financial statements are summarized as follows:

         B. Adoption of Newly Effective Statements of Korea Accounting Standards

The Company prepared its financial statements in accordance with the Statements of Korea Accounting Standards ("SKAS"), which is effective from January 1, 2003. The revised accounting standards include SKAS No.2 - "Interim Financial Reporting", No.3 - "Intangible Assets", No.4 - "Revenue Recognition", No.5 - "Tangible Assets", No.6 - "Events Occurring After Balance Sheet Dates", No.7 - "Capitalization of Financing Costs", No.8 - "Investments in Securities", No.9 - "Convertible Securities" and No.10 - "Inventories". The comparative financial statements were restated applying the above accounting standards.

         C. Revenue Recognition

Revenue related to installation of service and sale of customer premises equipment is recognized when equipment is delivered and installation is completed. Revenue from monthly recurring service is recognized in the month the service is provided.

         D. Cash and Cash Equivalents

Cash and cash equivalents are bank deposits and short-term money market instruments that can be easily converted into cash and whose risk of value fluctuation arising from changes of interest rates is not material. Only investments with maturities of three months or less at the acquisition date are included in cash equivalents.

         E. Short-term Financial Instruments

Short-term financial instruments primarily consist of time deposits with original maturities of less than one year and repurchase agreements that invest in short-term highly liquid securities. Short-term financial instruments are recorded at cost. Interest income on short-term financial instruments is accrued as earned.

         F. Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.

Changes in allowance for doubtful accounts of trade receivables and accounts receivables-other for the years ended December 31, 2003 and 2002 are as follows (won in millions):

                          Amount
                     ----------------
                       2003     2002
                     -------  -------
Beginning of period  W16,416  W 3,358
Provision             24,887   13,098
Write-offs            (1,449)     (40)
                     -------  -------
End of period        W39,854  W16,416
                     =======  =======

The Company reclassified the trade receivables against Onse Telecom into long-term trade receivables due to the court arrangement of debt and accordingly, recorded W686 million of the difference between the trade receivables and the discounted present value as provision for doubtful accounts in 2003.

         G. Inventories

Inventories consist primarily of modems and local area network equipment to be leased to customers. Inventories are stated at the lower of cost or net realizable value, cost determined using the average cost method. If the net realizable value of inventories is lower than cost, inventories are adjusted to net realizable value and the difference between cost and revalued amount is charged to current operations.

         H. Investment Securities Other than those Accounted for Using the Equity Method

(1) Classification of Securities

At acquisition, the Company classifies securities into one of the three categories: trading, held-to-maturity or available-for-sale. Trading securities are those that were acquired principally to generate profits from short-term fluctuations in prices. Held-to-maturity securities are those with fixed and determinable payments and fixed maturity that an enterprise has the positive intent and ability to hold to maturity. Available-for-sale securities are those not classified as either held-to-maturity or trading securities. Trading securities are classified as short-term investment securities, whereas available-for-sale securities and held-to-maturity securities are classified as long-term investment securities, except for those maturity dates or whose likelihood of being disposed of are within one year from balance sheet date, which are classified as short-term investment securities.

(2) Valuation of Securities

Securities are recognized initially at cost, which includes the market value of the consideration given and incidental expenses. If the market price of the consideration given is not available, the market prices of the securities purchased are used as the basis of measurement. If neither the market price of the consideration given nor those of the acquired securities are available, the acquisition cost is measured at the best estimates of its fair value.

After initial recognition, held-to-maturity securities are valued at amortized cost. The difference between their acquisition costs and face values is amortized over the remaining term of the securities by applying the effective interest method and added to or subtracted from the acquisition costs and interest income of the remaining period. Trading securities are valued at fair value, with unrealized gains or losses included in current operations. Available-for-sale securities are also valued at fair value, with unrealized gains or losses included in capital adjustments, until the securities are sold or if the securities are determined to be impaired and the lump-sum cumulative amount of capital adjustments are reflected in current operations. However, available-for-sale securities that are not traded in an active market and whose fair values cannot be reliably estimated are accounted for at acquisition costs. For those securities that are traded in an active market (marketable securities), fair values refers to the quoted market prices, which are measured as the closing price at the balance sheet date. The fair values of non-marketable debt securities are measured at the discounted future cash flows by using the discount rate that appropriately reflects the credit rating of the issuing entity assessed by a publicly reliable independent credit rating agency. If application of such measurement method is not feasible, estimates of the fair values may be made using a reasonable valuation model or quoted market prices of similar debt securities issued by entities conducting similar business in similar industries.

Securities are evaluated at each balance sheet date to determine whether there is any objective evidence of impairment loss. When any such evidence exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of held-to-maturity security or non-marketable equity security is measured as the difference between the recoverable amount and the carrying amount.

The recoverable amount of held-to maturity security is the present value of expected future cash flows discounted at the securities' original effective interest rate. For available-for-sale debt or equity security stated at fair value, the amount of impairment loss to be recognized in the current period is determined by subtracting the amount of impairment loss of debt or equity security already recognized in prior period from the amount of amortized cost in excess of the recoverable amount for debt security or from the amount of acquisition cost in excess of fair value for equity security. For non-marketable equity securities accounted for at acquisition costs, the impairment loss is equal to the difference between the recoverable amount and the carrying amount.

If the realizable value subsequently recovers, in case of a security stated at fair value, the increase in value in recorded in current operations, up to the amount of the previously recognized impairment loss, while security stated at amortized cost or acquisition cost, the increase in value is recorded in current operations, so that its recovered value does not exceed what its amortized cost would be as of the recovery date if there had been no impairment loss.

(3) Reclassification of Securities

When transfers of securities between categories are needed because of changes in an entity's intention and ability to hold those securities, such transfer is accounted for as follows: trading securities cannot be reclassified into available-for-sale and held-to-maturity securities, and vice versa, except when certain trading securities lose their marketability. Available-for-sale securities and held-to-maturity securities can be reclassified into each other after fair value recognition. When held-to-maturity security is classified into available-for-sale security, the difference between fair value and book value is recorded as capital adjustments. Whereas, in case available-for-sale security is reclassified into held-to-maturity security, the difference is recorded as capital adjustments and amortized using effective interest rate method for the remaining periods.

         I. Investment Securities Using the Equity Method

Equity securities held for investments in companies in which the Company is able to exercise significant influence over the investees are accounted for using the equity method. The Company's share in net income or net loss of investees is reflected in current operations. Changes in the retained earnings, capital surplus or other capital accounts of investees are accounted for as an adjustment to retained earnings or to capital adjustment.

         J. Valuation of Assets and Liabilities at Present Value

Long-term accounts receivable and long-term payables are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as interest expense or interest income over the term of the related accounts.

         K. Property and Equipment

Property and equipment are stated at cost. Expenditures that result in the enhancement of the value or extension of the useful life of the facilities involved are capitalized as additions to property and equipment. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

                                                Estimated useful lives
                                                ----------------------
Buildings, building facilities and structures           50 years
Machinery                                               8 years
Vehicles and other                                    5[ ]8 years

         L. Capitalization of Financing Costs

Interest expense, discount and other financial charges, including certain foreign exchange translation gains and losses on borrowings associated with the manufacture, purchase, or construction of property and equipment, incurred prior to the completion of the acquisition, were capitalized until the year ended December 31, 2002, and are no longer capitalized from January 1, 2003 in compliance with SKAS No. 7. Interest capitalization for the year ended December 31, 2002 is as follows (won in millions):

                           2003      2002
                         --------  --------
Total interest incurred  W139,328  W146,560
Charged to expense        139,328   142,389
                         --------  --------
Interest capitalized     W      -  W  4,171
                         ========  ========

         M. Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75% of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90% of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

         N. Intangibles

Intangibles are stated at cost, net of amortization. Amortization is computed using the straight-line method, based on the estimated useful lives of the assets as described below.

                                   Estimated Useful Lives
                                   ----------------------
Goodwill                                  5 years
Property rights of industry              5-10 years
Cable line usage rights                   20 years
Land rights                               20 years
Development costs                          1 year

         O. Convertible Bonds and Bonds with Warrants

The proceeds from issuance of debt securities with detachable warrants shall be allocated between the warrants and the debt securities based on their relative fair values at time of issuance. For debt securities with non-detachable warrants, the warrants are recorded as the difference between the issuance amount of debt securities with non-detachable warrants and the reference amount of debt securities without warrants in similar market. In accordance with SKAS No.9, the Company did not adjust retroactively the amount of detachable warrants on bonds issued before December 31, 2002. Interest expense on convertible bonds and bonds with warrants is recognized using the effective interest rate, which equalizes the issued amount of bonds to the present value of the future cash outflow of the bonds. Accordingly, the differences between accrued interest and interest paid are presented as an addition to the nominal value of the bonds as a long-term accrued interest account.

         P. Discounts on Debentures

Discounts on debentures are amortized over the redemption period of the debenture using the effective interest rate method. Amortization of discounts is recognized as interest expense.

         Q. Accrued Severance Indemnities

All employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The severance indemnities that would be payable assuming all employees were to resign amount to W21,874 million and W22,341 million as of December 31, 2003 and 2002, respectively.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees' 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of W146 million and W284 million as of December 31, 2003 and 2002, respectively, are presented as a deduction from accrued severance indemnities. Starting April 1999, the Company and its employees each pay 4.5 percent of monthly pay to the National Pension Fund under the revised National Pension Law of Korea.

Changes in accrued severance indemnities for the years ended December 31, 2003 and 2002 are as follows (won in millions):

                            Amount
                     -----------------
                       2003      2002
                     -------   -------
Beginning of period  W22,341   W15,664
Severance payments   (12,743)   (3,657)
                     -------   -------
                       9,598    12,007
Provision             12,276    10,334
                     -------   -------
End of period        W21,874   W22,341
                     =======   =======

In 2003, the Company paid retirement bonus amounting to W4,513 million in addition to the normal severance payment. The retirement bonus was recorded as non-operating expense-other.

         R. Accounting for Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date and the translation gains or losses are reflected in current operations. The balances have been translated using the rate announced by the Korea Exchange Bank, which was W1,192.60 and W1,186.30 to US$1.00 at December 31, 2003 and 2002, respectively.

         S. Income Tax

The provision for income tax consists of the corporate income tax and resident surtax currently payable and the changes in deferred income taxes for the year. The Company recognizes deferred income taxes arising from temporary differences between amounts reported for financial accounting and income tax purposes. Deferred income taxes will be offset against those incurred in the future, if any. Deferred income taxes will be recalculated based on the actual tax rate in effect at each balance sheet date (see Note 20).

         T. Stock Compensation Expense

The Company records the difference between the present value of the exercise price and the stock price at the grant date as compensation expense with a corresponding credit to the capital adjustment account (using the minimum value method). The computed deferred compensation expenses are allocated over the contracted vesting period. When the stock options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustment account and the par value of the new shares issued is recorded as additional paid-in capital. However, for the stock options granted in 1999, compensation expense was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options (see Note 18).

         U. Net Loss Per Common Share

Net loss per common share is computed by dividing net loss, by the weighted average number of common shares outstanding during the period. The number of shares used in computing per share amounts for the years ended December 31, 2003 and 2002 were 321,310 thousand shares and 298,251 thousand shares, respectively.

For comparability, the Company recalculated the weighted average number of common shares for the year ended December 31, 2002 due to the issuance of new shares in 2003 at lower price than market in accordance with Interpretation 29-54 of the Financial Accounting Standards in Korea.

Net loss for common stock for the years ended December 31, 2003 and 2002 are computed as follows (won in millions):

                                2003      2002
                              --------  --------
Net loss                      W165,336  W123,140
Dividend for preferred stock         -         -
                              --------  --------
Net loss for common stock     W165,336  W123,140
                              ========  ========

         V. Comparative Presentation

Certain amounts of prior year's financial statements are reclassified to confirm to the current year's presentation. This reclassification does not affect the net loss and net assets of the prior period.

3. CASH AND CASH EQUIVALENTS:

Cash and cash equivalents as of December 31, 2003 and 2002 are as follows (won in millions):

                             Interest rate per annum (%)       Amount
                             ---------------------------  ------------------
                                       2003                 2003      2002
                             ---------------------------  --------  --------
Cash on hand                             -                W      1  W      2
Passbook accounts                      0.1                   1,894       754
Time deposits                            -                       -    21,171
Commercial paper                       3.3                 194,233         -
Money market fund                        -                       -   203,844
Repurchase agreements                    -                       -    10,000
Specified money trust                    -                       -    32,740
Fixed interest instruments               -                       -    10,000
                                                          --------  --------
                                                          W196,128  W278,511
                                                          ========  ========

4. SHORT-TERM AND LONG-TERM FINANCIAL INSTRUMENTS:

(1) Short-term financial instruments as of December 31, 2003 and 2002 are as follows (won in millions):

                              Interest rate per annum (%)       Amount
                              ---------------------------  ------------------
                                        2003                 2003      2002
                              ---------------------------  --------  --------
Time deposits                          3.7 ~ 4.56          W183,520  W 85,700
Specified money trust                      -                      -    20,956
Money market deposit account              3.4                26,752         -
Repurchase agreements                   3.9 ~ 4.3             7,000    25,067
                                                           --------  --------
                                                           W217,272  W131,723
                                                           ========  ========

(2) Long-term financial instruments as of December 31, 2003 and 2002 are as follows (won in millions):

                                  Interest rate per annum (%)         Amount
                                  ---------------------------  ------------------
                                            2003                 2003      2002
                                  ---------------------------  --------  --------
Deposits for checking accounts                -                W      7  W      5

5. RESTRICTED DEPOSITS:

As of December 31, 2003 and 2002, the following deposits are subject to withdrawal restriction as guarantee for the payment of borrowings, checking accounts and other reasons (won in millions).

                                          Amount
                                    -----------------
                                      2003     2002
                                    --------  -------
Short-term financial instruments:
   Time deposits                    W183,520  W62,700
   Repurchase agreements               2,000   14,800
   Money market deposit account       26,752        -
                                    --------  -------
                                     212,272   77,500
                                    --------  -------
Long-term financial instruments
   Deposits for checking accounts          7        5
                                    --------  -------
                                    W212,279  W77,505
                                    ========  =======

6. SHORT-TERM INVESTMENT SECURITIES:

Short-term investment securities as of December 31, 2003 and 2002 are as follows (won in millions):

                                                   2003                          2002
                                       ----------------------------  ----------------------------
                                       Acquisition cost  Book value  Acquisition cost  Book value
                                       ----------------  ----------  ----------------  ----------
Trading securities:
     Beneficiary certificates             W        -     W        -     W   25,000     W   17,630
     Money market funds                          579            273              -              -
                                          ----------     ----------     ----------     ----------
                                                 579            273         25,000         17,630
                                          ----------     ----------     ----------     ----------
Held-to-maturity securities:
     Collateralized bond obligation            1,540              -          2,860          1,140
                                          ----------     ----------     ----------     ----------
                                          W    2,119     W      273     W   27,860     W   18,770
                                          ==========     ==========     ==========     ==========

7. LONG-TERM INVESTMENT SECURITIES:

(1) Long-term investment securities as of December 31, 2003 and 2002 consist of the following (won in millions):

                                                                       2003                     2002
                                                                Ownership                 Ownership
                                                              percentage (%)   Amount   percentage (%)  Amount
                                                             ---------------   ------   --------------  ------
Available-for-sale securities:
   Listed equity securities:
      LG Telecom, Ltd.                                              0.37       W3,764         0.37      W4,505
      IMRI Co., Ltd.                                                0.63           11         0.63          64
      Netsecure Technology, Inc.                                    2.35          108         2.35         166
      C.C.S., Inc.                                                  7.22        1,894            -           -
                                                                               ------
                                                                                5,777                    4,735
                                                                               ------
   Investments in affiliates (unlisted equity securities):
      Hanaro Realty Development &
         Management Co., Ltd.                                          -            -        99.99       2,500
      Hanaro Web [ ] TV                                                -            -        90.91      17,309
      Hanaro Telecom & Internet Information, Inc.                  99.99        1,900        99.99       1,900
      Hanaro Telecom Asia, Inc.                                   100.00           23       100.00          23
      Others                                                                        -                      500
                                                                               ------
                                                                                1,923                   22,232
                                                                               ------
   Other non-listed equity securities:
      Korea Information Assurance, Inc.                             0.47       W  100         0.47      W  100
      Media Valley, Inc.                                               -            -         5.44         256
      C.C.S., Inc.                                                     -            -        10.00       4,500
      CCR Inc.                                                      2.08          484         2.08       1,780
      Dauinternet, Inc.                                             0.71           28         0.71       1,100
      Korea Digital Cable Media Center                             11.24          500            -           -
      Others                                                                    2,734                    2,498
                                                                               ------
                                                                                3,846                   10,234
                                                                               ------
   Investments in funds:
      Engineering Benevolent Association                            0.03           14         0.03          14
      KDBC Hanaro Interventure Fund                                31.00        3,100        31.00       3,100
                                                                               ------                   ------
                                                                                3,114                    3,114
                                                                               ------                   ------
                                                                               14,660                   40,315
                                                                               ------                   ------
Held-to-maturity securities:
   Investments in funds:
      Hana Dream Limited Co.                                        5.00            1         5.00           1
      Hanafos Securitization Specialty Co., Ltd.                    2.00            -         2.00           -
                                                                               ------
                                                                                    1                        1
                                                                               ------

                                                                       2003                     2002
                                                                Ownership                 Ownership
                                                              percentage (%)   Amount   percentage (%)  Amount
                                                             ---------------   -------  --------------  -------
   Debt securities:
      G.P.S. Korea Inc.                                                        W     2                  W     -
      Hanafos Securitization Specialty Co., Ltd.                                 9,000                    9,000
      Best Pool Securitization Specialty Co., Ltd.                                 201                        -
      New KB STAR Guarantee ABS Specialty Co., Ltd.                              1,120                        -
                                                                               -------
                                                                                10,323                    9,000
                                                                               -------
                                                                                10,324                    9,001
                                                                               -------
                                                                               W24,984                  W49,316
                                                                               =======                  =======

(2) Listed equity securities as of December 31, 2003 and 2002 are as follows (won in millions):

                                        2003                           2002
                            -----------------------------  ----------------------------
                            Acquisition cost   Fair value  Acquisition cost  Fair value
                            ----------------   ----------  ----------------  ----------
LG Telecom Co., Ltd.           W    5,396      W    3,764     W    5,396     W    4,505
IMRI Co., Ltd.                        800              11            800             64
Netsecure Technology, Inc.          1,399             108          1,399            166
C.C.S., Inc.                        4,740           1,894              -              -
                               ----------      ----------     ----------     ----------
                               W   12,335      W    5,777     W    7,595     W    4,735
                               ==========      ==========     ==========     ==========

Above listed equity securities are recorded at market price and the difference between acquisition cost and fair value is accounted for as capital adjustments.

(3) Investments in affiliates as of December 31, 2003 and 2002 are as follows (won in millions):

                                                       2003                             2002
                               ----------------------------------------------------  ----------
                               Acquisition cost  Net asset value      Book value     Book value
                               ----------------  ---------------   ----------------  ----------
Hanaro Realty Development &
    Management Co., Ltd.          W        -        W        -        W        -          2,500
Hanaro Web [ ] TV                          -                 -                 -         17,309
Hanaro Telecom & Internet
    Information, Inc.                  1,900                 -             1,900          1,900
Hanaro Telecom Asia, Inc.                 23               300                23             23
M-Commerce Co., Ltd.                   4,585                 -                 -              -
Others                                 1,440                 -                 -            500
                                  ----------        ----------        ----------     ----------
                                  W    7,948        W      300        W    1,923     W   22,232
                                  ==========        ==========        ==========     ==========

In accordance with Interpretation 42-59 of the Financial Accounting Standards, the Company did not apply the equity method of accounting for the above investments in affiliates since the total assets of the individual invested company were less than W7,000 million as of the prior year end. The securities of which net asset value declined and is not expected to recover were adjusted to net asset value or fair value, with the valuation loss of W3,679 million recorded for the year ended December 31, 2002 as impairment loss on long-term investment securities.

(4) Other non-listed equity securities as of December 31, 2003 and 2002 are as follows (won in millions):

                                                             2003                             2002
                                     ----------------------------------------------------  ----------
                                     Acquisition cost  Net asset value      Book value     Book value
                                     ----------------  ---------------   ----------------  ----------
Korea Information Assurance, Inc.         W   100         W      82          W    100        W   100
Media Valley, Inc.                              -                 -                 -            256
C.C.S., Inc.                                    -                 -                 -          4,500

CCR Inc.                                    1,780               484               484          1,780
Dauinternet, Inc.                           1,100                28                28          1,100
Korea Digital Cable Media Center              500               363               500              -
Others                                      6,609             1,736             2,734          2,498
                                          -------         ---------          --------        -------
                                          W10,089         W   2,693          W  3,846        W10,234
                                          =======         =========          ========        =======

Other non-listed equity securities of which net asset value declined and is not expected to recover were adjusted to net asset value or fair value, with the valuation loss of W3,385 million and W2,678 million of impairment loss on long-term investment securities charged to current operations.

(5) Debt securities as of December 31, 2003 and 2002 are as follows (won in millions):

                                                              2003                          2002
                                                  ----------------------------  ----------------------------
                                                  Acquisition cost  Book value  Acquisition cost  Book value
                                                  ----------------  ----------  ----------------  ----------
Corporate bonds:
   G.P.S. Korea Inc.                                  W      2        W     2       W     -         W    -
Subordinate debt investments:
   Hanafos Securitization Specialty Co., Ltd.            9,000          9,000         9,000          9,000
   Best Pool Securitization Specialty Co., Ltd.            450            201           450              -
   New KB STAR Guarantee ABS Specialty Co., Ltd.         1,120          1,120             -              -
                                                      --------        -------       -------         ------
                                                      W 10,572        W10,323       W 9,450         W9,000
                                                      ========        =======       =======         ======

8. INVESTMENT SECURITIES USING THE EQUITY METHOD:

(1) Investment securities using the equity method as of December 31, 2003 and 2002 are as follows (won in millions):

                                         2003                         2002
                              ---------------------------  --------------------------
                                 Ownership                   Ownership
                              Percentage (%)   Book value  Percentage (%)  Book value
                              --------------   ----------  --------------  ----------
Dreamline Corp.                   26.28        W    8,465      32.18       W   40,796
Hanaro Web[ ] TV                  90.91             8,918          -                -
Hanaro Realty Development &
    Management Co., Ltd.          99.99             2,955          -                -
                                               ----------                  ----------
                                               W   20,338                  W   40,796
                                               ==========                  ==========

(2) Gain (loss) on valuation of equity securities for the years ended December 31, 2003 and 2002 is as follows (won in millions):

                                                               Amount
                               ----------------------------------------------------------------------
                               Acquisition   Net asset   Beginning              Capital
             2003                  cost         value    of period  Gain(Loss) adjustment  Book value
-----------------------------  -----------  -----------  ---------  ---------  ----------  ----------
Dreamline Corp.                W    39,530  W    24,348  W  40,796  W (23,773) W   (8,557) W    8,466
Hanaro Web [ ] TV                   17,310        5,888          -     (8,508)        115       8,917
Hanaro Realty Development &
   Management Co., Ltd.              2,500        2,955          -        455           -       2,955
                               -----------  -----------  ---------  ---------  ----------  ----------
                               W    59,340  W    33,191  W  40,796  W (31,826) W   (8,442) W   20,338
                               ===========  ===========  =========  =========  ==========  ==========

                                                               Amount
                               ----------------------------------------------------------------------
                               Acquisition   Net asset   Beginning              Capital
             2002                  cost         value    of period  Gain(Loss) adjustment  Book value
-----------------------------  -----------  -----------  ---------  ---------  ----------  ----------
Dreamline Corp.                W    39,530  W    67,641  W  39,530  W   1,266  W        -  W   40,796

(3) Changes in the difference between acquisition cost and net asset value at time of acquisition for the year ended December 31, 2003 are as follows
(won in millions):

                    Beginning of period   Recognition    End of period
                    -------------------   -----------    -------------
Dreamline Corp.     W           (26,844)  W   (10,962)   W     (15,882)
Hanaro Web [] TV                 15,149        12,119            3,030
                    -------------------   -----------    -------------
                    W           (11,695)  W     1,157    W     (12,852)
                    ===================   ===========    =============

9. LOANS TO EMPLOYEES:

Short-term and long-term loans to employees as of December 31, 2003 and 2002 are as follows (won in millions):

                                                                      2003                      2002
                                         Interest rate per   ----------------------    ----------------------
                                              annum (%)      Short-term   Long-term    Short-term   Long-term
                                         -----------------   ----------   ---------    ----------   ---------
Loans to employees for share ownership           -           W    8,808   W   4,588    W        -   W  14,835
Loans to employees for housing                  2.0               1,382       8,226         1,147       6,733
Other                                            -                   98          41           109          63
                                                             ----------   ---------    ----------   ---------
                                                                 10,288      12,855         1,256      21,631
     Less: discount on present value                               (401)     (2,069)          (26)     (3,357)
                                                             ----------   ---------    ----------   ---------
                                                             W    9,887   W  10,786    W    1,230   W  18,274
                                                             ==========   =========    ==========   =========

10. PROPERTY AND EQUIPMENT:

Changes in property and equipment for the year end December 31, 2003 are as follows (won in millions):

                                                            Amount
                                 -------------------------------------------------------------
                                 Beginning of
                                    period         Increase        Decrease      End of period
                                 -------------   -------------   -------------   -------------
Land                             W     154,879   W         385   W          70   W     155,194
Buildings                              250,999          49,593             163         300,429
Structures                                 192               -               -             192
Machinery                            3,061,887         342,605         117,412       3,287,080
Vehicles                                   545               -             201             344
Other                                   40,492           5,428             589          45,331
Construction in progress                83,932          64,961         125,045          23,848
Machinery in transit                       460              69             468              61
                                 -------------   -------------   -------------   -------------
                                     3,593,386         463,041         243,948       3,812,479
                                 -------------   -------------   -------------   -------------
Less: Accumulated depreciation
      Buildings                         16,022           6,462               9          22,475
      Structures                            12               4               -              16
      Machinery                        862,974         406,628          47,200       1,222,402
      Vehicles                             249              51             133             167
      Other                             18,600           6,088             263          24,425
                                 -------------   -------------   -------------   -------------
                                       897,857         419,233          47,605       1,269,485
                                 -------------   -------------   -------------   -------------
                                 W   2,695,529                                   W   2,542,994
                                 =============                                   =============

Depreciable assets are insured for fire and other casualty losses up to W1,608,902 million as of December 31, 2003.

The market value of the Company's land based on the official price of land (published by Ministry of Construction and Traffic) is W156,459 million as of December 31, 2003.

The Company recorded W61,333 million of loss on disuse of property and equipment in December 2003 due to discontinuance of service, decrease of customer demand and deterioration of certain machinery.

11. INTANGIBLES:

(1) Changes in intangibles for the year ended December 31, 2003 are as follows (won in millions):

                                  Beginning of period   Acquisition   Amortization    End of period
                                  -------------------   -----------   ------------    -------------
Goodwill                                W    682         W      -        W   425      W         257
Intellectual proprietary rights               16                -              8                  8
Cable line usage rights                   39,746            8,055          2,414             45,387
Development costs                            999            5,063          3,346              2,716
Land rights                                   70                -              4                 66
                                        --------         --------        -------      -------------
                                        W 41,513         W 13,118        W 6,197      W      48,434
                                        ========         ========        =======      =============

(2) W4,891 million and w4,784 million of ordinary research and development costs were charged to expense as incurred for the years ended December 31, 2003 and 2002, respectively.

12. LEASES:

The Company has operating lease agreements for the rights to use various underground facilities to house its fiber-optic cable network, leased lines, telecommunication equipments and automobiles with some Metropolitan Subway Corp., Powercomm Corp., Dacom Corp. and KRX Co., Ltd. The payment schedule for the operating leases is as follows (Won in millions):

                           Amount
       Underground facilities
Year        and leased lines    Automobiles    Total
----   ----------------------   -----------   --------
2004          W 19,934          W       784   W 20,718
2005            19,934                  748     20,682
2006            19,757                  313     20,070
2007            19,509                    -     19,509
              --------          -----------   --------
              W 79,134          W     1,845   W 80,979
              ========          ===========   ========

(2) The Company also has capital lease agreements with Korea Hewlett Packard Co., LG Card Services Corp., Samsung Card Co., Ltd., Shinhan Capital.,Co., Ltd., Yonhap Capital Co., Ltd., and Cisco Systems Capital Korea Ltd. for certain machinery and equipment. As of December 31, 2003 and 2002, the acquisition cost of machinery and equipment under capital leases was W193,959 million, and depreciation expenses related to the these capital leases for the year ended December 31, 2003 amount to W20,071 million.

The future annual payments under these capital lease agreements as of December 31, 2003 are as follows (Won in millions and dollar in thousands):

                  Principal                                Interest
                      US                                      US                          Total
Year  Korean Won   dollars    Won equivalent  Korean Won   dollars   Won equivalent  lease payment
      ----------              --------------  ----------                             -------------
2004  W   60,171  $   2,733   W        3,259  W    5,778   $    127      W  152      W      69,360
2005      36,863        146              175       2,040          3           4             39,082
2006      10,801          -                -         354          -           -             11,155
2007         731          -                -          23          -           -                754
      ----------  ---------   --------------  ----------   --------      ------      -------------

      ----------  ---------      ---------    ----------   --------     -------      -------------
      W  108,566  $   2,879          3,434    W    8,195   $    130         156      W     120,351
      ==========  =========                   ==========   ========                  =============
                                   108,566                                8,195
                                 ---------                              -------
                                   112,000                              W 8,351
                                                                        =======
      Less: Current portion        (63,430)
                                 ---------
                                 W  48,570
                                 =========

13. SHORT-TERM BORROWINGS:

Short-term borrowings as of December 31, 2003 and 2002 are as follows (won in millions):

                               Interest rate per annum (%)           Amount
                               ---------------------------    --------------------
                                          2003                  2003         2002
                               ---------------------------    ---------   --------
General loans                             6.00                W   3,000   W 55,000
Syndication loans                         7.60                   60,000          -
Issuance of commercial paper              5.43                  100,000          -
                                                              ---------   --------
                                                              W 163,000   W 55,000
                                                              =========   ========

14. LONG-TERM DEBT AND DEBENTURES:

(1) Long-term debt in local currency as of December 31, 2003 and 2002 is as follows (won in millions):

                                       Interest rate per annum (%)
                                       ---------------------------           Amount
                                                   2003                 2003         2002
                                       ---------------------------   ----------   ----------
Information promotion fund                     3.58 ~ 7.25           W  163,813   W  180,590
General loans                                  6.99 ~ 7.60               55,000       32,000
Syndication loans                              7.60 ~ 8.50               24,952            -
Asset backed loan (ABL)                             -                    25,902      128,764
                                                                     ----------   ----------
                                                                        269,667      341,354
Less: Current portion                                                   (98,970)    (151,358)
            Discount on present value                                      (844)           -
                                                                     ----------   ----------
                                                                     W  169,853   W  189,996
                                                                     ==========   ==========

         On April 18, 2002, the Company transferred the beneficiary certificates of W 207,000 million for the trust amount of W 226,800 million issued by Kookmin Bank to Hana Dream Limited Co.("Hanadream") in exchange for the right to receive certain of the Company's future trade receivables, which are expected to be incurred from April 2002 to April 2004. Hanadream issued Asset Backed Loans (ABL) amounting to W 207,000 million on April 25, 2002, of which the subordinate loan of W7,000 million was loaned by the Company and W 200,000 million was loaned by the banks. The proceeds of W200,000 million were remitted to the Company. In relation to the issuance of ABL, the Company recognizes the difference between the trade receivables and the reduced long-term debt as interest expense. The balance of current portion of long-term debt related to this ABL transaction as of December 31, 2003 amounts to W25,902 million. And, W7,538 million was recorded as interest expense for the year ended December 31, 2003.

(2) Long-term debt in foreign currency as of December 31, 2003 and 2002 is as follows (won in millions, dollar in thousands):

                Interest rate
                 per annum(%)
                -------------        US dollars         Won equivalent
                     2003          2003      2002      2003      2002
                -------------     ------   --------    ----   ---------
Facility loans       -            $    -   $ 17,337    W  -   W 20,566

Syndication loans                               4.41              63,065               -         75,212               -
                                                               ---------       ---------      ---------       ---------
                                                                  63,065          17,337         75,212          20,566
Less:  Current portion                                                 -         (13,711)             -         (16,265)
       Discount on present value                                  (2,131)              -         (2,542)              -
                                                               ---------       ---------      ---------       ---------
                                                               $  60,934       $   3,626      W  72,670       W   4,301
                                                               =========       =========      =========       =========

(3) Debentures as of December 31, 2003 and 2002 are as follows (won in millions):

                                                                            Amount
                                                             -------------------------------------
           Interest rate per annum (%)        Due                 2003                  2002
           ---------------------------     -----------       ----------------     ----------------
   1st                   -                 2000~2003          W             -     W        250,000
   2nd                   -                 2000~2005                        -              218,750
   3rd                   -                 2000~2003                        -              140,000
   10th                  -                 2001~2003                        -               10,000
   11th                  -                 2001~2003                        -               10,000
   12th                  -                 2001~2003                        -               10,000
   14th                  -                 2001~2003                        -               10,000
   15th               7.84                 2001~2004                   15,000               15,000
  17-1st              6.00                 2002~2004                   60,000               60,000
 17-2nd               6.00                 2002~2004                   40,000               40,000
  18th                   -                 2002~2007                        -              118,630
 19-1st               6.00                 2002~2004                   80,000               80,000
 19-2nd               6.00                 2002~2005                   20,000               20,000
   20th               6.43                 2002~2005                  100,000              100,000
   21st               6.00                 2002~2005                  170,000              170,000
   23th               6.00                 2003~2006                  190,000                    -
   24th               8.59                 2003~2005                   16,000                    -
                                                             ----------------     ----------------
                                                                      691,000            1,252,380
Less:Current portion                                                 (195,000)            (636,130)
     Discount on present value                                        (14,247)             (21,532)
                                                             ----------------     ----------------
                                                              W       481,753     W        594,718
                                                             ================     ================

(4) On September 2, 2003, the Company early repaid bonds with stock warrants ("18th debenture") and recorded 870 million of gain on early redemption of debt. The warrants on the bonds with stock warrants is 15% or US$ 15,000 thousand and may be exercised until January 26, 2007. The exercise price is W5,000 at an exchange rate of W1,321.20 to US$1.00. The exercise price is scheduled to change quarterly based on the market price of the stock.

(5) As of December 31, 2003, US$ 62,000 thousand (15,322,680 shares) has been exercised and US$ 38,000 thousand (9,391,320 shares) remains unexercised for the 13th debenture (bond with stock warrant).

(6) During 2003, the Company early repaid W20,000 million of 1st debenture to reduce interest expense burden and recorded W308 million of loss on early redemption of debt.

(7) On December 10, 2003, the Company entered into the syndication loan agreement with Development Bank of Singapore, JP Morgan Chase, ABN Amro, Korea Exchange Bank, Korea Development Bank and other financial institutions. The loan amount approximates to W720 billion (won currency loan of W224,684 million and US$ currency loan of US$416,232 thousand), which includes term loan of W660 billion with a maturity of five years and revolving loan of W60 billion. The outstanding balance of this syndication loan as of December 31, 2003 is W160,164 million (short-term borrowings of W60,000 million, long-term debt in local currency of W24,952 million, and long-term debt in foreign currency of W75,212 million).

         In relation to the above syndication loan, the Company's buildings are pledged as collateral up to W531,411 million; machinery, of which book value is W1,937,437 million as of September 30, 2003, are provided as assignable mortgage; some intellectual property rights are pledged as collateral.

(8) The schedule of principal payments of debentures and long-term debt (excluding capital lease obligations explained in Note 12) as of December 31, 2003 is as follows (won in millions and dollar in thousands):

                                     Long-term debt        Long-term debt in foreign currency
   Year           Debentures       in local currency        U.S. dollar         Won equivalent          Total
---------                                                                                           --------------
   2004          W    195,000        W     98,970         $           -         W          -        W     293,970
   2005               306,000              95,233                     -                    -              401,233
   2006               190,000              45,023                 9,460               11,282              246,305
   2007                     -              17,986                25,226               30,085               48,071
   2008                     -              12,455                28,379               33,845               46,300
                -------------       -------------         -------------        -------------       --------------
                 W    691,000        W    269,667         $      63,065         W     75,212        W   1,035,879
                =============       =============         =============        =============       ==============

(9) Other than collateral provided to the syndication loan consortium described in the Note 14(7), property and equipment of W142,956 million, short-term financial instruments of W78,620 million and investment securities of W3,000 million are pledged as collateral for short-term and long-term debt and debentures as of December 31, 2003.

(10) According to the covenants, debentures of 17-1st, 17-2nd, 19-1st, 19-2nd, 20th, and 21st require the Company to keep the debt ratio lower than 250 percent ~ 300 percent and the Company should not dispose its property and equipment of more than the amount of W750 billion ~W1,000 billion in each fiscal year.

15.  ASSET BACKED SECURITIES PAYABLE:

In October 2001, the Company transferred the beneficiary certificates of W309,000 million for the trust amount of W341,000 million issued by a trustee bank to Hanafos Securitization Speciality Co., Ltd. ("Hanafos") in exchange for the right to receive certain of the Company's future trade receivables, which are expected to be incurred from October 2001 to April 2004. Hanafos then issued Asset Backed Securities (ABS) amounting to W309,000 million on October 31, 2001, of which a subordinate debt investment of W9,000 million was purchased by the Company and W300,000 million was purchased by third party investors. The proceeds of W300,000 million from the issuance of ABS by Hanafos were remitted to the Company. In relation to the issuance of ABS, the balance of Asset Backed Securities payable (current) as of December 31, 2003 amounts to W32,510 million, and W9,028 million and W18,382 million were recorded as Asset Backed Securities payable expense for the years ended December 31, 2003 and 2002, respectively.

16. DERIVATIVES:

(1)      Swap Contract

With reference to the Company's issuance of the 20th debenture (Floating Rate
Note) and syndication loan in foreign currency, the Company entered into a swap contract (fixed interest rate) with Industrial Bank of Korea (IBK) and Korea Development Bank (KDB) to hedge the risk of floating interest rates. In relation to the valuation of this swap contract, the Company recorded W13,058 million of valuation loss as capital adjustment and liability as of December 31, 2003 (won in millions and dollar in thousands).

 Financial                                                          Fixed                          Valuation loss on
institution    Contract period          Floating rate(%)           rate(%)     Contract amount       interest swap
------------  ------------------- -----------------------------  ------------ ------------------  ------------------
IBK             2002.5~2005.5      Government bond rate+1.95        9.90        W     100,000          W   4,419
KDB            2003.12~2008.11             LIBOR+3.25               7.72        US$    63,065              8,639
                                                                                                       ---------
                                                                                                       W  13,058
                                                                                                       =========

(2)      Forward Exchange Contract

On December 19, 2003, the Company entered into a foreign currency forward contract, relating to syndication loan in foreign currency, with Korea Development Bank to hedge the exposure to changes in the foreign currency exchange rate at W1,190.0 per US$ against US$ 63,065 thousand. In relation to this forward contract, the Company recorded W173 million of gain on valuation of forward exchange contract for the year ended December 31, 2003. For other contracts expired in 2003 and 2002, the Company recognized W343 million and W186 million of gain on transaction of forward exchange contracts, respectively.

17. SHAREHOLDERS' EQUITY:

(1) Capital Stock

The Company has authorized 700,000,000 shares of W5,000 par value, of which 462,135,180 shares have been issued as of December 31, 2003

(2) The changes in shareholders' equity for the year ended December 31, 2003 are as follows (amount: won in millions):

                                                                                   Amount
                                                            Paid-in capital in
                               Number of        Common         excess of                           Capital
                                 shares          stock         par value          Deficits        Adjustments        Total
                             -------------   -------------  ------------------  ---------------  ------------     ----------
Beginning of period            279,322,680     W 1,396,613    W   692,815        W  (709,237)     W   (5,521)     W 1,374,670
Capital stock                  182,812,500         914,063       (348,173)                 -               -          565,890
Net loss                                 -               -              -           (165,336)              -         (165,336)
Stock options                            -               -              -                  -           1,374            1,374
Loss on valuation of
  investment securities                  -               -              -                  -          (2,376)          (2,376)
Loss on valuation of
  investment securities
  using the equity method                -               -              -                  -          (8,442)          (8,442)
Loss on valuation of
  interest swap                          -               -              -                  -          (7,425)          (7,425)
                             -------------    -------------   -----------       ------------      ----------     ------------
End of period                  462,135,180     W  2,310,676   W   334,642        W  (874,573)     W  (22,390)     W 1,758,355
                             =============    =============   ===========       ============      ==========     ============

On November 18, 2003, the Company issued 182,182,500 common shares at W3,200 per share (par value : W5,000) for the specified foreign investors. The discounts at less than par value, which amounts to W329,062 million, and the issuing cost of W19,111 million were offset against the existing paid-in capital in excess of par value.

18. STOCK OPTION PLAN:

The Company entered into stock option agreements with the Chief Executive Officer, senior managers, and employees of the Company. The details of the stock options granted as of December 31, 2003 are as follows (won in millions):

                                         Number of        Exercise
  Grant Date           Employee            shares        price/share          Methods               Exercise period
---------------    ------------------    -----------    --------------    -----------------    -----------------------
1999.3.1          Ex-CEO                    50,000          W  5,630        New stock issue        2002.3.1~2007.2.28
1999.10.1         Senior managers          120,000            19,910        New stock issue        2002.10.1~2007.9.30

2000.3.17        Senior managers        1,551,153     17,750     New stock issue      2003.3.18~2008.3.17
                   & Employees

The Company values stock options granted based on the minimum value method (see
Note 2). Total compensation expense of W8,062 million was allocated over the vesting period, and the compensation expense charged to operations for the year ended December 31, 2003 is W1,375 million.

In relation to the stock options granted in 1999, the Company did not recognize compensation expense, which was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options, due to downward movement of the stock price.

Had the compensation cost for the Company's stock option plans, which were granted in 2000, been determined based on the fair value method at the grant dates for awards, the Company's ordinary loss, net loss, ordinary loss per share and net loss per share would have been reduced as follows (won in millions, except per share amount):

                                    2003              2002
                                -----------        ----------
Ordinary loss                   W   167,081        W  125,435
Net loss                        W   167,081        W  125,435

Ordinary loss per share         W       520        W      421
Net loss per share              W       520        W      421

The fair value of the option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000: dividend yield of nil, expected volatility of 93.8 percent, risk-free interest rate of 9.0 percent, expected exercise lives of 3 to 7 years and expected forfeitures per year of 3%. Total compensation cost based on the fair value method was calculated as W18,389 million.

19. OPERATING EXPENSES:

Significant accounts of operating expenses for the years ended December 31, 2003 and 2002 are as follows (won in millions):

                                                        2003             2002
                                                    -----------      -----------
Salaries and wages                                  W    64,152      W    61,088
Provision for severance indemnities                      10,486            8,648
Employee benefit                                         14,754           16,377
Rent                                                     14,563           15,490
Depreciation                                            424,813          385,324
Advertising                                              26,808           38,927
Ordinary research and development cost                    4,891            4,784
Bad debt                                                 25,573           10,200
Telecommunication equipment lease expense               165,976          156,590
Utilities                                                19,233           16,789
Maintenance                                              56,602           54,727
Selling                                                   6,408           32,240

Sales commissions                                       199,150          226,765
Interconnection charges                                 131,114           95,883
Commissions                                             100,915           95,051
Outsourcing services                                      5,951            4,608
Communications                                            9,330            7,678
Other                                                    19,410           16,610
                                                    -----------      -----------
                                                    W 1,300,129      W 1,247,779
                                                    ===========      ===========

20. INCOME TAX AND DEFERRED INCOME TAXES:

Income Tax Expense

The statutory corporate income tax rate (including resident surtax) applicable to the Company is approximately 29.7 percent in 2003 and 2002. Income tax expense in 2003 and 2002 is not recognized due to the Company's accumulated operating losses.

Deferred Income Taxes

Deferred income taxes reflect the tax effects on prior years' tax losses, tax credits, and temporary differences between the carrying amount of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes. Accumulated temporary differences as of December 31, 2003 and 2002 are as follows (won in millions):

                                                                     Amount
                                                           ------------------------
                                                              2003           2002
                                                           ---------      ---------
Accrued severance indemnities                              W  15,028      W  13,121
Loss on valuation of short-term investment securities            307          7,370
Provision for doubtful accounts                               37,331         14,134
Present value discount                                        (1,964)         4,195
Accrued expenses                                                   -          3,023
Loss on valuation of forward exchange contract                     -          1,888
Impairment loss on long-term investment securities            13,809         10,305
Loss on disuse of property and equipment                      61,333              -
Long-term accrued interest                                         -          8,246
Bond issue cost                                                   (1)           207
Unearned income                                               (6,249)        (4,982)
Gain on valuation of forward exchange contract                  (173)             -
Loss on foreign currency translation                            (349)        (1,755)
Investment in equity securities                               30,560         (1,267)
                                                           ---------      ---------
                                                           W 149,632      W  54,485
Statutory tax rate (%)                                          29.7           29.7
                                                           ---------      ---------
Deferred income tax assets                                 W  44,441      W  16,182
                                                           =========      =========

As of December 31, 2003 and 2002, the Company did not recognize deferred income tax assets for temporary differences due to the uncertainty of future realization of the deferred tax benefits.

21.  RELATED PARTY TRANSACTIONS:

(1) Significant transactions and outstanding balances with subsidiaries during 2003 and 2002 are as follows (won in millions):

2003

                                        Revenue          Expenses        Key-money deposits         Payables
Hanaro Realty Development &
   Management Co., Ltd.             W          166   W       20,153      W           1,522       W       1,775
Hanaro Telephone & Internet
   Information, Inc.                           106           28,881                    102               1,958
Hanaro Web[]TV                                 150            3,153                    223                   9
Hanaro Telecom America, Inc.                     -            7,525                      -                 623
Dreamline Corporation                        3,368            8,646                  1,404                 469
Hanaro Dream, Inc.                           6,013           20,198                    583               2,574
                                    --------------   --------------      -----------------       -------------
                                    W        9,803   W       88,556      W           3,834       W       7,408
                                    ==============   ==============      =================       =============

2002

                                        Revenue         Expenses         Key-money deposits         Payables
Hanaro Realty Development &
   Management Co., Ltd.             W           53   W       14,278      W           1,412       W       1,652
Hanaro Telephone & Internet
   Information, Inc.                           122           26,720                    122               2,702
Hanaro Technologies, Inc.                       11            9,562                      -                   -
Hanaro Web[]TV                                 138            5,567                    189                   8
Hanaro Telecom America, Inc.                     -           11,487                      -                 936
Dreamline Corporation                        2,773            3,401                     28                 429
Hanaro Dream, Inc.                           4,884           24,330                    172               6,992
                                    --------------   --------------      -----------------       -------------
                                    W        7,981   W       95,345      W           1,923       W      12,719
                                    ==============   ==============      =================       =============

                                   -19-

22. COMMITMENTS AND CONTINGENCIES:

(1) The Company has been provided US$ 500 thousand of payment guarantees by the Korea Exchange Bank in connection with the issuance of letters of credit.

(2) The Company has provided four blank promissory notes as collateral to KDB Capital Corp., LG Card Services Corp. and Samsung Card Co., Ltd. in connection with its borrowings and lease agreements.

(3) As of December 31, 2003, the Company has overdraft agreements with Koram Bank with a maximum line of credit of W10,000 million.

23.  4th QUARTER'S FINANCIAL INFORMATION:

The Company's financial information for the three-month periods ended December 31, 2003 and 2002 are as follows (won in millions, except per share amount).

                                    2003               2002
                               -------------      -------------
Operating revenue              W     349,165      W     348,808
Net loss                             103,673             15,267
Net loss per share                       274                 51

The loss on disuse of property and equipment was recognized and reported in December 2003 (see Note 10).

24. SUPPLEMENTARY INFORMATION FOR COMPUTATION OF VALUE ADDED:

The accounts and amounts needed for calculation of value added for the years ended December 31, 2003 and 2002 are as follows (won in millions):

                                                    2003                 2002
                                               --------------       --------------
Ordinary loss                                  W     (165,336)      W     (123,140)
Salaries and wages                                     74,880               71,045
Provisions for severance indemnities                   12,276               10,334
Employee benefits                                      16,991               18,370
Interest, net                                         121,108              115,873
Rent                                                   14,563               15,490
Taxes and dues                                          7,395                5,485
Depreciation                                          424,813              385,324
                                               --------------       --------------
                                               W      506,690       W      498,781
                                               ==============       ==============

25. SEGMENT INFORMATION:

The Company's reportable segments are strategic business units that offer different products and services. The segments are managed separately based on the difference in products and services, technology and marketing strategies. The Company has three reportable operating segments; voice services, lease line and broadband services. Voice services include all services provided to fixed line customers, including local services. Lease line services consist of the leasing of dedicated fiber optic lines over which customers transmit voice and data. Broadband services include high-speed data transmission services over Asymmetrical Digital Subscriber Line (ADSL), hybrid fiber coaxial (HFC) cable lines and internet access services. The operations of all other operating segments, which fall below the reporting thresholds, are included in the other segment below and include entities providing real estate management services and customer services. The accounting policies of the segments are the same as those described in Note 2.

Segment information for the years ended December 31, 2003 and 2002 is as follows (won in millions):

                                                                        Broadband
              2003                        Voice        Leased Line       Service          Others             Total
------------------------------        ------------     -----------     -----------      -----------     --------------
Operating revenue                     W    249,041     W    37,992     W   982,693      W   105,610     W    1,375,336
Operating income (loss)                     (8,577)          4,986         118,937          (40,139)            75,207
Tangible and intangible assets             558,446          16,652       1,743,778          272,553          2,591,429
Depreciation and amortization               60,298           5,657         315,208           43,650            424,813

                                                                        Broadband
              2002                        Voice        Leased Line       Service           Others            Total
------------------------------        ------------     -----------     -----------      -----------     --------------
Operating revenue                     W    210,921     W    27,829     W   911,767      W   103,342     W    1,253,859
Operating income (loss)                    (12,822)           (665)         22,571           (3,004)             6,080
Tangible and intangible assets             161,178          15,471       2,398,953          161,440          2,737,042
Depreciation and amortization               46,969           9,962         297,314           31,079            385,324

       F) Financials by service

                                                                           (Unit KRW thousand)
----------------------------------------------------------------------------------------------
                                             2003                2002                2001
----------------------------------------------------------------------------------------------
Local telephony
----------------------------------------------------------------------------------------------
1. Revenues                                249,041,267         210,921,008         114,670,662
----------------------------------------------------------------------------------------------
   External                                249,041,267         210,921,008         114,670,662
----------------------------------------------------------------------------------------------
   Internal                                          -                   -                   -
----------------------------------------------------------------------------------------------
   Sub total                               249,041,267         210,921,008         114,670,662
----------------------------------------------------------------------------------------------
2. Operating Profit                         -8,576,808        - 12,822,325        - 24,985,729
----------------------------------------------------------------------------------------------
3. Assets                                  558,445,508         161,177,827         295,534,048
----------------------------------------------------------------------------------------------
   (Depreciation costs)                    (60,297,842)        (46,969,497)        (35,023,705)
----------------------------------------------------------------------------------------------
Leased Line
----------------------------------------------------------------------------------------------
1. Revenues                                 37,992,061          27,829,401          17,729,862
----------------------------------------------------------------------------------------------
   External                                 37,992,061          27,829,401          17,729,862
----------------------------------------------------------------------------------------------
   Internal                                          -                   -                   -
----------------------------------------------------------------------------------------------
   Sub total                                37,992,061          27,829,401          17,729,862
----------------------------------------------------------------------------------------------
2. Operating Profit                          4,985,927           - 665,026         - 4,557,525
----------------------------------------------------------------------------------------------
3. Assets                                   16,651,955          15,470,556         105,084,218
----------------------------------------------------------------------------------------------
   (Depreciation costs)                     (5,657,131)         (9,962,017)        (11,095,921)
----------------------------------------------------------------------------------------------
Broadband
----------------------------------------------------------------------------------------------
1. Revenues                                982,692,507         911,766,709         641,543,955
----------------------------------------------------------------------------------------------
   External                                982,692,507         911,766,709         641,543,955
----------------------------------------------------------------------------------------------
   Internal                                          -                   -                   -
----------------------------------------------------------------------------------------------
   Sub total                               982,692,507         911,766,709         641,543,955
----------------------------------------------------------------------------------------------
2. Operating Profit                        118,936,544          22,571,034       - 117,744,858
----------------------------------------------------------------------------------------------
3. Assets                                1,743,777,755       2,398,953,347       2,197,995,884
----------------------------------------------------------------------------------------------
   (Depreciation costs)                   (315,207,892)       (297,313,607)       (263,508,590)
----------------------------------------------------------------------------------------------
Others
----------------------------------------------------------------------------------------------
1. Revenues                                105,610,103         103,342,173          51,504,129
----------------------------------------------------------------------------------------------
2. Operating profit                        -40,138,357         - 3,003,415        - 17,900,130
----------------------------------------------------------------------------------------------
3. Assets                                  272,553,567         161,440,234         135,870,468
----------------------------------------------------------------------------------------------
  (Depreciation costs)                     (43,649,975)        (31,078,445)        (12,116,286)
----------------------------------------------------------------------------------------------

IV.      OPINION OF INDEPENDENT AUDITORS

  1.   OPINION OF INDEPENDENT AUDITORS

    A) Auditors

          2003                               2002                          2001
------------------------------------------------------------------------------------
Deloitte Touche Tohmatsu           Deloitte Touche Tohmatsu          Arthur Anderson
------------------------------------------------------------------------------------

    B) Summary of Audit Process

     - We conducted our audits in accordance with generally accepted auditing standards in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     -   Auditor's Opinion

Year                              Summarizing of Auditor's Opinion
--------------------------------------------------------------------------------
                    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial
                    position of Hanaro Telecom, Inc. as of December 31, 2003 and
2003                2002, and the results of its operations, changes in its
                    deficit and its cash flows for the years then ended in
                    conformity with financial accounting standards in the
                    Republic of Korea
--------------------------------------------------------------------------------
                    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial
                    position of Hanaro Telecom, Inc. as of December 31, 2002 and
2002                2001, and the results of its operations, changes in its
                    deficit and its cash flows for the years then ended in
                    conformity with financial accounting standards in the
                    Republic of Korea
--------------------------------------------------------------------------------
                    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial
                    position of Hanaro Telecom, Inc. as of December 31, 2001 and
2001                2000, and the results of its operations, changes in its
                    deficit and its cash flows for the years then ended in
                    conformity with financial accounting standards in the
                    Republic of Korea.
--------------------------------------------------------------------------------

     - Summary of Particular Situations

Year                                   Particular Situations
--------------------------------------------------------------------------------
                    -    On November 18, 2003, the Company issued 182,182,500
                         common shares at(W)3,200 per share (par value
                         :(W)5,000) for the specified foreign investors.
                         The discounts at less than par value, which amounts
                         to(W)329,062 million, and the issuing cost
                         of(W)19,111 million were offset against the
                         existing paid-in capital in excess of par value.
                    ------------------------------------------------------------
                    -    Accounting principles, auditing standards and their
                         application in practice vary among countries. The
2003                     accompanying financial statements are not intended to
                         present the financial position, results of operations
                         and cash flows in accordance with accounting principles
                         and practices generally accepted in countries other
                         than the Republic of Korea. In addition, the procedures
                         and practices utilized in the Republic of Korea to
                         audit such financial statements may differ from those
                         generally accepted and applied in other countries.
                         Accordingly, this report and the accompanying financial
                         statements are for use by those knowledgeable about
                         Korean accounting procedures, auditing standards and
                         their application.
--------------------------------------------------------------------------------
                    -    Accounting principles and auditing standards and their
                         application in practice vary among countries. The
                         accompanying financial statements are not intended to
                         present the financial position, results of operations
                         and cash flows in accordance with accounting principles
                         and practices generally accepted in countries other
2002                     than the Republic of Korea. In addition, the procedures
                         and practices utilized in the Republic of Korea to
                         audit such financial statements may differ from those
                         generally accepted and applied in other countries.
                         Accordingly, this report and the accompanying financial
                         statements are for use by those knowledgeable about
                         Korean accounting procedures and auditing standards and
                         their application in practice.
--------------------------------------------------------------------------------
                    -    Accounting principles, auditing standards and their
                         application in practice vary among countries. The
                         accompanying financial statements are not intended to
                         present the financial position, results of operations
                         and cash flows in accordance with accounting principles
                         and practices generally accepted in countries other
                         than the Republic of Korea. In addition, the procedures
2001                     and practices utilized in the Republic of Korea to
                         audit such financial statements may differ from those
                         generally accepted and applied in other countries.
                         Accordingly, this report and the accompanying financial
                         statements are for use by those knowledgeable about
                         Korean accounting procedures, auditing standards and
                         their application
--------------------------------------------------------------------------------

  2.   OPINION OF AUDIT COMMITTEE

    A) Summary of Audit Process

     -   Audit Committee

                  (Effective March 30, 2004)
--------------------------------------------
                 Name             Remarks
--------------------------------------------
Chairman     Sung Kyu Park      Non-standing
--------------------------------------------
Member       Sun Woo Kim,       Non-standing
             Byung Moo Park
--------------------------------------------

         -   Change of Audit committee member since the 6th AGM

Date                Before change            After change          Remarks
------------------------------------------------------------------------------
                    Sung Kyu Park           Sung Kyu Park        Re-appointed
                  (Outside Director)      (Outside Director)     after resign
                  ------------------------------------------------------------
                     Sun Woo Kim             Sun Woo Kim         Re-appointed
                  (Outside Director)      (Outside Director)     after resign
                  ------------------------------------------------------------
Nov. 18, 2003       Yong Hwan Kim                 -                Resigned
                  (Outside Director)
                  ------------------------------------------------------------
                    Woong Hae Lee                 -                Resigned
                  (Outside Director)
                  ------------------------------------------------------------
                          -                Kyung-Joon Choi        Appointed
                                          (Outside Director)
------------------------------------------------------------------------------
                    Sung Kyu Park           Sung Kyu Park             -
                  (Outside Director)      (Outside Director)
                  ------------------------------------------------------------
                     Sun Woo Kim             Sun Woo Kim              -
Mar. 26, 2004     (Outside Director)      (Outside Director)
                  ------------------------------------------------------------
                   Kyung-Joon Choi                -                Resigned
                  (Outside Director)
                  ------------------------------------------------------------
                          -                 Byung Moo Park        Appointed
                                          (Outside Director)
------------------------------------------------------------------------------

* Byung Moo Park was re-appointed to outside director and audit committee member at the 7th AGM.

     -   Audit Period : '04. 2. 12 ~ '04. 2. 26

     -   Major Audit Procedures

         -    Establish audit planning

         -    Audit Procedures for Examination

         -    Review Process

         -    Other Procedures that are deemed necessary

    B) Opinion

         -   Balance Sheet & Statements of Operations

             The balance sheet and statements of operations present fairly, pursuant to the applicable laws of Korea and the Articles of Incorporation, the financial position and operation of the Company.

         -   - Statement of Disposition of Deficit

             The statement of disposition of deficit was prepared pursuant to the applicable laws of Korea and the Articles of Incorporation, and appropriately states and reflects the financial position and other matters of the Company.

         -   - Business Report

             The business report represents fairly, pursuant to the applicable laws of Korea and the Articles of Incorporation, the sate of the Company.

    C) Auditing Fees

         -   Auditing fees to external auditors for the past 3 years

Year                          Auditor                 Auditing Fee (KRW)   Total Hours of Service
-------------------------------------------------------------------------------------------------
2003            Anjin Co (Deloitte Touche Tohmatsu)      186,000,000              2,500
-------------------------------------------------------------------------------------------------
2002            Anjin Co (Deloitte Touche Tohmatsu)      200,000,000                184
-------------------------------------------------------------------------------------------------
2001                 Anjin Co (Arthur Andersen)          205,000,000                160
-------------------------------------------------------------------------------------------------
2000                 Anjin Co (Arthur Andersen)          110,000,000                120
-------------------------------------------------------------------------------------------------

         -   Contracts with auditors for services other than auditing

Fiscal    Date of
 Year     Contract                      Description                        Term     Fee (KRW)
----------------------------------------------------------------------------------------------
2003       Jan. 1    Due-diligence                                       3 weeks    65,000,000
----------------------------------------------------------------------------------------------
          Aug. 12    Financial plan to be submitted to the government    7 weeks    70,000,000
2002      ------------------------------------------------------------------------------------
          Oct. 28    Modeling and evaluation of customer centers         8 weeks    90,000,000
----------------------------------------------------------------------------------------------
           Mar. 2    Auditing customer centers                           3 weeks    85,000,000
          ------------------------------------------------------------------------------------
2001      Oct. 24    Auditing commission payment structure                3 days     1,000,000
          ------------------------------------------------------------------------------------
          Nov. 18    Corporate restructuring                             6 weeks    60,100,000
----------------------------------------------------------------------------------------------
          Jan. 12    Financial due diligence on Chungbook Broadcasting    1 week     4,000,000
          ------------------------------------------------------------------------------------
           Feb. 1    Financial due diligence on Kwangju CATV             2 weeks    15,000,000
2000      ------------------------------------------------------------------------------------
           Feb. 1    Compensation and evaluation for customer center     7 weeks    75,000,000
          ------------------------------------------------------------------------------------
          Jun. 21    Commission structure for marketing channel          8 weeks    60,000,000
----------------------------------------------------------------------------------------------

V.       GOVERNANCE STRUCTURE AND STATUS OF AFFILIATES

           [GOVERNANCE STRUCTURE AND STATUS OF AFFILIATES FLOW CART]

      (As of December 31, 2003)                        (As of December 31, 2003)

The Company was formed by a consortium consisting of seven of Korea's largest conglomerates and telecommunications companies. There has been no significant change to the Company's shareholding structure. However, upon the successful completion of foreign investment deal that the Company proposed at the October 21 Extraordinary Shareholders' Meeting, the major shareholders now changed to AIF II NT, Ltd and one other, and Newbridge Asia HT, LP and 6 others participated in the deal. As of December 31, 2003, our affiliated companies in which Hanaro owns more than 20% interest are Hanaro Realty Development & Management Co., Ltd., Hanaro T&I Inc., Hanaro Web(n)TV Co., Ltd. , Hanaro Telecom America Inc., Dreamline Co,. Ltd., M-commerce, Hanaro 800 Co., Ltd., Cispol Indonesia, and NAWANET Co., Ltd. Effective July 24, 2003, KDMC is no longer the Company's affiliated company. Hanaro's stakes in Dreamline Co,.Ltd., due to the new right issue, dropped from 26.28% as of the end of year 2003, to 14.18% as of the time of submission of this report.

  1.    GOVERNANCE STRUCTURE

    A)  Board of Directors ("BOD")

         -   Constitution of BOD

             -   Authority of BOD

                 - The BOD shall make, by resolutions, decisions on important matters in the ordinary course of business of the Company

                 -   Matters for which Board Resolutions are required;

                     - Annual business plans, budgets, and settlement of accounts;

                     - Call for a general meeting of shareholders and the agenda therefore;

                     - Enactment, amendment or repeal of important internal regulations;

                     - Establishment, removal or closing of branch or other offices of the Company;

                     - Borrowing money, except as otherwise provided for in separate regulations where the Representative Director & President is authorized to borrow money in an amount not exceeding a certain limit;

                     -   Election or removal of the Representative Director.

                     -   Issuance of new shares;

                     -   Acquisition or disposal of material assets;

                     - Institution of any important suit or settlement by compromise;

                     - Allowing directors to carry on any business in competition with the Company;

                     - Any other matters for which a resolution of Board of Directors is required by these Article of Incorporation;

                     - Formation of a sub-committee within the Board of Directors in accordance with the provisions of the Korean Commercial Code and the appointment and removal of such sub-committee members;

                     -   Any other important matters.

             -   Board Members

     Name            Category             Nominator             Remarks
---------------------------------------------------------------------------
Chang-Bun Yoon    Representative             BOD               Appointed
                 Director and CEO                           (Aug, 5. 2003)
---------------------------------------------------------------------------
Young-Woo Nam      Non-standing             Dacom            Re-appointed
                     Director                               (Mar, 28. 2003)
---------------------------------------------------------------------------
 Sun-Ho Hong       Non-standing       Samsung Electronics      Appointed
                     Director                               (Mar, 29. 2002)
---------------------------------------------------------------------------
   Wilfried        Non-standing              BOD               Appointed
 Kaffenberger        Director                               (Nov, 18. 2003)
---------------------------------------------------------------------------
 David Yeung       Non-standing              BOD               Appointed
                     Director                               (Nov, 18. 2003)
---------------------------------------------------------------------------
 Min-Lae Cho     Outside Director      Outside Director        Appointed
                                     Nominating Committee   (Mar, 26. 2004)
---------------------------------------------------------------------------
  Paul Chen      Outside Director      Outside Director        Appointed
                                     Nominating Committee   (Nov, 18. 2003)
---------------------------------------------------------------------------
Byung Moo Park   Outside Director      Outside Director      Re-appointed
                                     Nominating Committee   (Mar, 26. 2004)
---------------------------------------------------------------------------
Sung-Kyu Park    Outside Director      Outside Director      Re-appointed
                                     Nominating Committee   (Nov, 18. 2003)
---------------------------------------------------------------------------
 Sun-Woo Kim     Outside Director      Outside Director      Re-appointed
                                     Nominating Committee   (Nov, 18. 2003)
---------------------------------------------------------------------------
  Varun Bery     Outside Director      Outside Director        Appointed
                                     Nominating Committee   (Mar, 26. 2004)
---------------------------------------------------------------------------

* Byung Moo Park was re-appointed to outside director and audit committee member at the 7th AGM.

             -   Status of Outside Director Nominating Committee

    Name                    Outside Director
--------------------------------------------
Sun-Woo Kim                        Yes
--------------------------------------------
David Yeung                        No
--------------------------------------------
Byung Moo Park                     Yes
--------------------------------------------

             -   Status of Independent Outside Directors (as of March 30, 2004)

    Name                                Experience
-----------------------------------------------------------------------
Sung Kyou Park     The former Chairman and CEO of Daewoo Communications
-----------------------------------------------------------------------
Sun Woo Kim        Standing Director, Okedongmu Children in Korea
-----------------------------------------------------------------------
Min-Rae Cho        Executive VP, Corporate Relation, SK Telecom
-----------------------------------------------------------------------
Paul Chen          Managing Director, Newbridge Asia
-----------------------------------------------------------------------
Byung Moo Park     Managing Director, Newbridge Capital
-----------------------------------------------------------------------
Varun Bery         Managing Director, TVG Ltd.
-----------------------------------------------------------------------

             -   Descriptions on Management Liabilities Insurance

                 - Insured: Directors and officers including non-standing directors and independent directors

                 - Insurance company : American Home Assurance Company Korea (AIG General), Samsung Fire & Marine Insurance Co., Ltd.

                 -    Period: Jan. 1, 2004~ Dec. 31, 2004

                 -    Premium : KRW 1,403,730,000

                 - Insured Amount : KRW 30 billion(per each occurrence and for the whole year)

                 -    Indemnity Ratio : 100%

         -   Operation of BOD

             -   Provisions of Operation of BOD

                 - Election of Chairman of BOD/Performance of the responsibilities of chairman of BOD if he or she is absent or unable to perform his or her responsibilities

                 -    Acting President & CEO in the absence of President & CEO

                 -    Election of standing directors

                 -    Convening of Board of Directors

                 -    Resolutions of Board of Directors

                 -    Matters for which Board resolutions are required

-    Convening of BOD and attendance of independent outside directors

                                                                                               Number of independent
                                                                            Approved/            outside directors
  Date                       Important Agenda                               Rejected               attended
--------------------------------------------------------------------------------------------------------------------
2/6/2003       -     Approval of 2001 Business Report                   Items 1-4 and Items         3 out of 5
                                                                        7-8 approved.
               -     Approval of Financial Statements for 2001
                                                                        Items 5-6 not
               -     Approval of Statements of Disposition of           reviewed.
                     Deficits

               -     Approval of 2003 Business Plan

               -     Approval of broadband business transfer

               -     Approval of partial transfer of
                     trusteeship on Trustee Agreement for ABS issue

               - Appointment of member of outside director nomination committee

               -     Approval to amend remuneration policy for
                     directors
--------------------------------------------------------------------------------------------------------------------
2/17/2003      -     Approval for corporate bond issue                  Approved                    5 out of 5
--------------------------------------------------------------------------------------------------------------------
2/25/2003      -     Approval to call for and to present agenda         Approved                    5 out of 5
                     for the 6th shareholder's meeting

               -     Approval of maximum amount for
                     transactions with the largest shareholders and related parties

               -     Cancellation of Stock Purchase Option
                     Rights grant
--------------------------------------------------------------------------------------------------------------------
3/28/2003      -     To appoint the chairman of BOD members             Items 1, 3, and 4           6 out of 7
                                                                        approved
               -     To appoint the chairman
                                                                        Item 2 not reviewed
               -     To elect members of internal audit
                     committee

               -     Approval of amendment to policy for
                     operation of BOD
--------------------------------------------------------------------------------------------------------------------
4/11/2003      -     Approval of amendment to policy for                Items 1, 4, and 5           7 out of 7
                     operation of BOD                                   approved

               -     Approval of enactment of policy for                Item 2, 3, and 8
                     operation of Management Committee                  approved after
                                                                        revised
               -     Approval of establishment of Management
                     Committee                                          Item 6  not reviewed
                                                                        Item 7 partly
               -     Approval of enactment of policy for
                     operation of Executive Committee                   approved

               - Approval of establishment and operation of Executive Committee

               -     Approval to call an extraordinary
                     shareholders meeting

               -     Approval of treatment of former
--------------------------------------------------------------------------------------------------------------------

                     Representative Director and Chairman

               -     Approval of monetary reward at retirement
--------------------------------------------------------------------------------------------------------------------
5/9/2003       -     Approval of amendment to policy for                Approved                    7 out of 7
                     operation of BOD

               -     Approval of enforcement of the Code of
                     Ethics

               -     Approval of amendment to policy for
                     operation of the Audit Committee

               -     Approval to call an extraordinary
                     shareholders meeting

               -     Approval of maximum amount of bond issue
                     for 2Q03
--------------------------------------------------------------------------------------------------------------------
5/20/2003      -     Approval for 24th corporate bond issue in          Approved
                     private placement
--------------------------------------------------------------------------------------------------------------------
5/30/2003      -     Approval for foreign investment inducement         Items 4 ~ 6                 5 out of 7
                     & the signing of Investment Agreement              approved.

               -     Approval of issuance of new shares                 Items 1, 2, and 3
                                                                        not presented.
               -     Appointment of members of Outside Director
                     Nomination Committee                               Item 6 added onto
                                                                        the agenda upon an
               -     Approval of amendment of operating                 on-spot agreement
                     regulations for the Board of Directors             made among the
                                                                        directors.
               -     Appointment of temporary Chairman of the
                     Board of Directors

               -     Appointment of a standing advisor of the
                     Company
--------------------------------------------------------------------------------------------------------------------
5/30/2003      -     Approval for 25th corporate bond issue in          Approved                    5 out of 7
                     private placement
--------------------------------------------------------------------------------------------------------------------
6/24/2003      -     Approval for foreign investment inducement         Approved on July 3,         6 out of 7
                     & the signing of Investment Agreement              2003

               -     Approval of issuance of new shares

               -     Approval to form and call for Outside
                     Director Nomination Committee meeting

               -     To confirm the extraordinary shareholders
                     meeting to be called for
--------------------------------------------------------------------------------------------------------------------
7/3/2003       -     Approval for foreign investment inducement         Item 1 not approved.        6 out of 7
  (1st               & the signing of Investment Agreement
resumed
meeting)       -     Approval of issuance of new shares                 Items 2 ~ 5
                                                                        approved on July 8,
               -     Approval to form and call for Outside              2003.
                     Director Nomination Committee meeting

               - To confirm an extraordinary shareholders' meeting to be called for

               -     Appointment of a Chair for an
                     extraordinary shareholders' meeting
--------------------------------------------------------------------------------------------------------------------
7/8/2003       -     Approval of issuance of new shares                 Items 2, 4, and 5           5 out of 7
  (2nd                                                                  approved.
resumed        -     Approval to form and call for Outside
meeting)
--------------------------------------------------------------------------------------------------------------------

                     Director Nomination Committee meeting              Item 3 not
                                                                        presented.
               -     To confirm an extraordinary shareholders'
                     meeting to be called for

               -     Appointment of a Chair for an
                     extraordinary shareholders' meeting
--------------------------------------------------------------------------------------------------------------------
7/14/2003      -     Approval for abolition of Management               Approved                    4 out of 7
                     Committee and amendment of the Company's
                     rules & regulation
--------------------------------------------------------------------------------------------------------------------
7/23/2003      -     Approval for exercise of voting right for          Approved                    5 out of 7
                     capital decrease in Dreamline Co.
--------------------------------------------------------------------------------------------------------------------
8/5/2003       -     Appointment of President & CEO                     Item 1 approved.            6 out of 7

               -     Approval for amendment of operating                Item 2 not
                     regulations of the Board of Directors              presented.
--------------------------------------------------------------------------------------------------------------------
8/19/2003      -     Approval of execution plans for the                Item 1 approved.            6 out of 7
                     proposed foreign investment
                                                                        Items 2 and 3 not
               -     Approval to call an extraordinary                  presented.
                     shareholders meeting

               -     Approval for convertible bond issuance
--------------------------------------------------------------------------------------------------------------------
8/29/2003      -     Approval to sign the Investment Agreement          Approved as proposed        6 out of 7

               - Approval for new share issuance (foreign investment)

               -     Approval for new share issuance (LG
                     Corporation)

               -     Approval to call an extraordinary
                     shareholders meeting

               -     Approval to work on acquisition of Thrunet

               -     Approval to delegate voting right in
                     relation to the stabilization of the management
                     of Dreamline's business
--------------------------------------------------------------------------------------------------------------------
9/26/2003      -     Approval to form Outside Director                  Approved as proposed        5 out of 7
                     Nomination Committee and call a meeting
--------------------------------------------------------------------------------------------------------------------
9/26/2003      -     Approval to confirm an extraordinary               Approved as proposed        5 out of 7
                     shareholders meeting to be called
--------------------------------------------------------------------------------------------------------------------
11/18/2003     -     To confirm the issuance of shares                  Approved as proposed        4 out of 7
--------------------------------------------------------------------------------------------------------------------
11/21/2003     -     Appointment of the Chairman of the Board           Approved as proposed        5 out of 6

               -     Amendment of internal regulations
                     according to the amended articles of
                     incorporation

               - Designation of the acting representative director

               -     Formation of the Outside Director
                     candidate nominating Committee

               -     Formation of the Audit Committee

               -     Formation of the Compensation
--------------------------------------------------------------------------------------------------------------------

                Committee

             -  Approval of execution of the senior secured credit
                facility agreement and the borrowing pursuant thereto
----------------------------------------------------------------------------------------------------------------------
1/15/2004    -  Approval of Business Plan for Year 2004                             Approved as proposed    6 out of 6

             -  Approval of Write-off of the Idle Telecom Equipment

             -  Enactment of the Regulations of Compensation Committee

             -  Amendment of the Operating Regulations of the Board of Directors

             -  Approval of the Total Compensation limit for the Representative
                Directors and Officers
----------------------------------------------------------------------------------------------------------------------
2/12/2004    -  Approval of Financial Statements for Year 20033                     Approved as proposed    5 out of 6

             -  Approval of Business Reports for Year 2003

             -  Approval of Investment Ceiling in the Business Plan for Year 2004

             -  Approval of Internal Transaction Total Amount for
                Year 2004

             -  Convening of the 7th Annual General Meeting of Shareholders
----------------------------------------------------------------------------------------------------------------------
2/26/2004    -  Addition of the agenda on the 7th Annual General                    Approved as proposed    3 out of 6
                Meeting of Shareholders
----------------------------------------------------------------------------------------------------------------------
 3/5/2004    -  Amendment of the agendum on the 7th Annual General                  Approved as proposed    5 out of 6
                Meeting of Shareholders
----------------------------------------------------------------------------------------------------------------------
3/26/2004    -  To elect members of internal audit committee                        Approved as proposed    4 out of 6
----------------------------------------------------------------------------------------------------------------------

- In acting of Outside Director Nominating Committee, President/Officers Compensation Committee

                                                          Role
                            ------------------------------------------------------------------------------
        Committee              Date                   Contents                              Approval
----------------------------------------------------------------------------------------------------------
* The 2nd Outside           2/17/2003    -      To appoint the Chairman of the              Approved
Director Nomination                             Outside Director Nomination Committee
Committee meeting
                                         -      Item 2. To appoint outside directors
----------------------------------------------------------------------------------------------------------
* The 3rd Outside           7/11/2003    -      Item 1. To appoint Chairman of the       Items are not
Director Nomination                             Committee                                   reviewed.
Committee
                                         -      Item 2. To nominate outside director
                                                candidates
----------------------------------------------------------------------------------------------------------
The 1st president            03/11/21    -      Item 1; Approval of Management              Approved
Compensation                                    Agreement for CEO
committee
----------------------------------------------------------------------------------------------------------
The 1st officers             04/01/15    -      Item 1; Approval of the                     Approved
compensation                                    compensation plan for the officers
committee
----------------------------------------------------------------------------------------------------------
The 2nd president            04/02/12    -      Item 1; Determination of CEO                Approved
Compensation                                    Executive Incentive Rate
committee
                                         -      Item 2; Confirmation of the stock
                                                option program for CEO
----------------------------------------------------------------------------------------------------------
The 2nd officers             04/02/12    -      Item 1; Determination of Executive          Approved
compensation                                    Incentive Pool Determination Rate
committee
                                         -      Item 2; Determination of the stock
                                                option program for Officers
----------------------------------------------------------------------------------------------------------
The 4th Outside             9/26/2003    -      Item 1. To appoint Chairman of the          Approved
Director Nomination                             Committee
Committee
                                         -      Item 2. To nominate outside
                                                director candidates
----------------------------------------------------------------------------------------------------------
The 5th Outside             2/12/2004    -      Item 1. To appoint Chairman of the          Approved
Director Nomination                             Committee
Committee
                                         -      Item 2. To nominate outside
                                                director candidates
----------------------------------------------------------------------------------------------------------
The 6th Outside             2/26/2004    -      Item 1. To nominate outside                 Approved
Director Nomination                             director candidates
Committee
----------------------------------------------------------------------------------------------------------
The 7th Outside              3/5/2004    -      Item 1. To nominate outside                 Approved
Director Nomination                             director candidates
Committee
----------------------------------------------------------------------------------------------------------

          -    Member of President Compensation Committee

         Name                      Position               Remarks
------------------------------------------------------------------
    Byung Mu Park              Outside Director           Chairman
------------------------------------------------------------------
     David Yeung             Non-standing Director           -
------------------------------------------------------------------
      Paul Chen                Outside Director              -
------------------------------------------------------------------
Wilfried Kaffenberger        Non-standing Director           -
------------------------------------------------------------------

          -    Member of Officers Compensation Committee

         Name                           Position                     Remarks
-----------------------------------------------------------------------------
     David Yeung                  Non-standing Director              Chairman
-----------------------------------------------------------------------------
    Chang-Bun Yoon           Representative Director and CEO            -
-----------------------------------------------------------------------------
    Byung Mu Park                   Outside Director                    -
-----------------------------------------------------------------------------
      Paul Chen                     Outside Director                    -
-----------------------------------------------------------------------------
Wilfried Kaffenberger             Non-standing Director                 -
-----------------------------------------------------------------------------

B) Auditing System

 -   Organization of Auditing System

     -    Constitution of Audit Committee ("AC")

          - Relevant articles for establishing an AC: Article 37-2 of the Company's Articles of Incorporation

          -    Formed on March 17, 2000.

          - Powers and responsibilities pursuant to the Company's charters on AC

               -    Auditing of accounting and operation

               -    Inspection of the Company's assets and operation

               -    Inspection of reports to the Company's shareholders

               - Report to BOD about acts by the directors which are illegal or inconsistent with the Articles of Incorporation or the by-laws

               -    Review External Auditor's Audit Report

               -    Call for extraordinary meetings of shareholders

     -    Organization of AC

          -    Required members: Minimum of three persons (currently 3 members)

          - Eligibility: Independent directors only and other qualifications required under relevant laws and regulations including the Korean Commercial Law and Securities and

               Exchanges Act

          -    Election of AC member: by a resolution of BOD

          -    Election of AC Chairman: by a majority vote of AC

 -   Access to the management information

     - Any member of the AC has a right to attend BOD meetings and request for additional information

     - Auditing team reviews all the important proposals regarding the Company's business plan, contracts or agreements and investments through electronic means. If necessary, the auditing team inspects legality and appropriateness.

 -   Member of Audit Committee

    Name                        Position                              Experience
-----------------------------------------------------------------------------------------
Sung Kyu Park       Outside Director and Chairman of         Member of Telecommunications
                    Audit Committee                          Association
-----------------------------------------------------------------------------------------
Sun Woo Kim         Outside Director/Member of Audit         Standing director, Okedongmu
                    Committee                                Children in Korea
-----------------------------------------------------------------------------------------
Byung Mu Park       Outside Director/Member of Audit         Managing Director, Newbridge
                    Committee                                Capital, LP.
-----------------------------------------------------------------------------------------

 -   Convening Audit Committee

                                                                        Approved/
  Date                            Agenda                                Rejected           Remarks
--------------------------------------------------------------------------------------------------
              -    To approve the proposed 6th Audited
                   Financial Statements
              -    To review and approve the periodic
2/21/2003          audit report (1Q03) of Hanaro T&I               Approved
              -    To review and approve the evaluation
                   report of internal accounting management
                   system for 2H2002
--------------------------------------------------------------------------------------------------
3/28/2003     -    To appoint the Chairman of Audit                Approved
                   Committee
--------------------------------------------------------------------------------------------------
              -    To approve a report on a special audit
                   of Hanaro Realty Development & Management
                   Co., Ltd. For 2Q03                              Item 1 was approved
              -    To approve a report on a special audit          as proposed whereas
7/11/2003          of a billing error incurred from                items 1 and 2 were
                   intelligence network service                    decided to be
              -    To approve a report on a special audit          discussed later.
                   of IDC Dynamic UPS power failure
--------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
              -    To appoint the Chairman of Audit
                   Committee
              -    To review and approve the periodic
                   audit plan
3/11/2004     -    To approve the proposed 7th Audited             Approved
                   Financial Statements
              -    To review and approve the evaluation
                   report of internal accounting management
                   system for 2003
-------------------------------------------------------------------------------

 -   Descriptions on exercising voting rights at the shareholders' meeting

     -    Collective voting: N/A

     -    Electronic voting: N/A

C) Executive compensation for directors (including independent directors) and members of Audit Committee

 - Maximum payment to directors, independent directors and members of Audit Committee must be decided by resolution at shareholders' meeting

     -    Total amount paid to date: KRW 845.1 million

     -    Approved amount for FY 2003: KRW 2,500 million

 -   Stock options granted to directors

     -    See "Stock Options"

2. STATUS OF AFFILIATED COMPANIES AND OTHER COMPANIES

 A) Investments in the affiliated companies and other companies

  -   See "Investment in affiliated & other companies"

 B) Summary financial statements of affiliated companies

  -    Dreamline Co., Ltd.

                                                           (Unit: millions of Won)
       Description                           2003             2002          2001
----------------------------------------------------------------------------------
CURRENT ASSETS                                50,397          58,236        80,989
  Quick assets                                50,397          58,236        80,989
  Inventories                                      -               -             -
----------------------------------------------------------------------------------
NON-CURRENT ASSETS                           353,223         505,437       507,660
  Investment assets                           30,723          75,123        88,495
  Property and equipment                     321,892         429,285       417,521
  Intangible assets                              607           1,029         1,644
TOTAL ASSETS                                 403,619         563,673       588,649
----------------------------------------------------------------------------------
Current Liabilities                          123,968         270,896       125,029
Non-current Liabilities                      184,925          82,534        247,749
TOTAL LIABILITIES                            308,893         353,430       372,778
----------------------------------------------------------------------------------
Capital Stock                                 28,925         118,125       118,125
Capital Surplus                              274,907         179,662       179,662
  Capital reserves                           274,907         179,662       179,662
  Assets revaluation reserves                      -               -             -
Retained Earnings                           (209,074)        (87,541)      (81,912)
Capital Adjustments                              (30)             (3)           (3)
TOTAL SHAREHOLDERS' EQUITY                    94,727         210,243       215,872
----------------------------------------------------------------------------------
Net Sales                                    173,448         153,391       139,740
----------------------------------------------------------------------------------
Operating Income                              15,656          14,912         6,224
----------------------------------------------------------------------------------
Ordinary Income                             (121,534)         (5,628)      (19,534)
----------------------------------------------------------------------------------
Net Income                                  (121,534)         (5,628)      (20,087)
----------------------------------------------------------------------------------

         -   Hanaro Realty Development & Management Co.

                                        (Unit: millions of Won)
---------------------------------------------------------------
        Description                 2003       2002       2001
---------------------------------------------------------------
CURRENT ASSETS                      3,575      2,625      2,207
   Quick assets                     3,550      2,608      2,146
   Inventories                         25         17         61
---------------------------------------------------------------
NON-CURRENT ASSETS                  4,348      4,401      4,394
   Investment assets                  171         95         70
   Property and equipment           4,177      4,306      4,324
   Intangible assets                    -          -          -
TOTAL ASSETS                        7,923      7,026      6,601
---------------------------------------------------------------
Current Liabilities                 2,598      1,709      1,306
Non-current Liabilities             2,342      2,401      2,570
TOTAL LIABILITIES                   4,940      4,110      3,876
---------------------------------------------------------------
Capital Stock                       2,500      2,500      2,500
Capital Surplus                         -          -          -
   Capital reserves                     -          -          -
   Assets revaluation reserves          -          -          -
Retained Earnings                     483        416        227
Capital Adjustments                     -          -          -
TOTAL SHAREHOLDERS' EQUITY          2,983      2,916      2,727
---------------------------------------------------------------
Net Sales                          22,051     15,809     15,027
---------------------------------------------------------------
Operating Income                       51        212        125
---------------------------------------------------------------
Ordinary Income                        90        263        176
---------------------------------------------------------------
Net Income                             67        189        124
---------------------------------------------------------------

         -   Hanaro T&I Inc.

                                                 (Unit: KRW million)
--------------------------------------------------------------------
         Description                2003        2002         2001
--------------------------------------------------------------------
CURRENT ASSETS                       3,502        4,501        2,108
   Quick assets                      3,502        4,501        2,108
   Inventories                           -            -            -
--------------------------------------------------------------------
NON-CURRENT ASSETS                     434          429          305
   Investment assets                     4            2            1
   Property and equipment              431          420          293
   Intangible assets                     -            7           11
TOTAL ASSETS                         3,936        4,930        2,413
--------------------------------------------------------------------
Current Liabilities                  2,809        2,439        1,013
Non-current Liabilities              1,798          895          518
TOTAL LIABILITIES                    4,608        3,334        1,531
--------------------------------------------------------------------
Capital Stock                        1,900        1,900          900
Capital Surplus                         37           37            -
   Capital reserves                      -            -            -
   Assets revaluation reserves           -            -            -
Retained Earnings                   (2,609)        (340)         (17)
Capital Adjustments                      -            -            -
TOTAL SHAREHOLDERS' EQUITY            (672)       1,597          883
--------------------------------------------------------------------
Net Sales                           28,882       26,728       12,551
--------------------------------------------------------------------
Operating Income                    (2,415)        (479)           3
--------------------------------------------------------------------
Ordinary Income                     (2,269)        (323)          46
--------------------------------------------------------------------
Net Income                          (2,269)        (323)          36
--------------------------------------------------------------------

         -   Hanaro Web(n)TV Co., Ltd.

                                         (Unit: in millions of Won)
-------------------------------------------------------------------
         Description                 2003        2002        2001
-------------------------------------------------------------------
CURRENT ASSETS                       3,428       2,243        2,254
   Quick assets                      3,428       2,243        2,254
   Inventories                           -           -            -
-------------------------------------------------------------------
NON-CURRENT ASSETS                   4,338       4,555        4,080
   Investment assets                 1,011         951          426
   Property and equipment            3,319       3,595        3,642
   Intangible assets                     7           9           12
TOTAL ASSETS                         7,766       6,798        6,334
-------------------------------------------------------------------
Current Liabilities                    781         777        1,497
Non-current Liabilities                399         367          609
TOTAL LIABILITIES                    1,180       1,144        2,106
-------------------------------------------------------------------
Capital Stock                        6,050       6,050        5,500
Capital Surplus                          -           -            -
   Capital reserves                      -           -            -
   Assets revaluation reserves           -           -            -
Retained Earnings                      536        (395)      (1,274)
Capital Adjustments                      -           -            -
TOTAL SHAREHOLDERS' EQUITY           6,586       5,655        4,226
-------------------------------------------------------------------
Net Sales                            9,686      10,200        8,039
-------------------------------------------------------------------
Operating Income                     1,130       1,048          226
-------------------------------------------------------------------
Ordinary Income                      1,199       1,153          339
-------------------------------------------------------------------
Net Income                             931         878          423
-------------------------------------------------------------------

         -   Hanaro Telecom America Co., Ltd.

                                                                 (Unit: USD)
----------------------------------------------------------------------------
        Description                   2003            2002           2001
----------------------------------------------------------------------------
CURRENT ASSETS                        747,719       1,657,389        536,906
   Quick assets                       747,719       1,657,389        536,609
   Inventories                              -               -              -
----------------------------------------------------------------------------
NON-CURRENT ASSETS                      7,832           8,499          9,166
   Investment assets                        -               -              -
   Property and equipment                   -               -              -
   Intangible assets                    7,832           8,499          9,166
TOTAL ASSETS                          755,551       1,665,888        546,072
----------------------------------------------------------------------------
Current Liabilities                   503,707       1,315,325        452,276
Non-current Liabilities                     -               -              -
TOTAL LIABILITIES                     503,707       1,315,325        452,276
----------------------------------------------------------------------------
Capital Stock                          20,000          20,000         20,000
Capital Surplus                             -               -              -
   Capital reserves                         -               -              -
   Assets revaluation reserves              -               -              -
Retained Earnings                     295,070         330,563         73,796
Capital Adjustments                   (63,226)              -              -
TOTAL SHAREHOLDERS' EQUITY            251,844         350,563         93,796
----------------------------------------------------------------------------
Net Sales                           5,862,315       9,168,615      3,639,754
----------------------------------------------------------------------------
Operating Income                      (53,446)        329,239        109,927
----------------------------------------------------------------------------
Ordinary Income                       (52,503)        329,239        109,927
----------------------------------------------------------------------------
Net Income                            (63,226)        248,951         69,927
----------------------------------------------------------------------------

         -   M-Commerce

                                          (Unit: in millions of Won)
--------------------------------------------------------------------
        Description                  2003        2002         2001
--------------------------------------------------------------------
CURRENT ASSETS                         130          639          842
   Quick assets                        126          476          514
   Inventories                           4          163          328
--------------------------------------------------------------------
NON-CURRENT ASSETS                     552          983        5,487
   Investment assets                    33           15          873
   Property and equipment              507          947        1,673
   Intangible assets                    12           21        2,941
TOTAL ASSETS                           682        1,622        6,329
--------------------------------------------------------------------
Current Liabilities                  8,586        7,361        7,411
Non-current Liabilities                495          401          568
TOTAL LIABILITIES                    9,080        7,762        7,978
--------------------------------------------------------------------
Capital Stock                           50        7,906        7,906
Capital Surplus                          -            -            -
   Capital reserves                      -            -            -
   Assets revaluation reserves           -            -            -
Retained Earnings                   (8,338)     (13,935)      (9,445)
Capital Adjustments                   (110)        (110)        (110)
TOTAL SHAREHOLDERS' EQUITY          (8,398)      (6,140)      (1,650)
--------------------------------------------------------------------
Net Sales                            1,078        1,880        1,522
--------------------------------------------------------------------
Operating Income                      (640)      (1,577)      (4,525)
--------------------------------------------------------------------
Ordinary Income                     (2,258)      (4,490)      (5,495)
--------------------------------------------------------------------
Net Income                          (2,258)      (4,490)      (5,495)
--------------------------------------------------------------------

         -   Hanaro Dream Inc.,

                                     (Unit: in millions of Won)
---------------------------------------------------------------
        Description                 2003       2002       2001
---------------------------------------------------------------
CURRENT ASSETS                     12,111     16,941      5,019
   Quick assets                    12,103     16,939      5,019
   Inventories                          8          2          -
---------------------------------------------------------------
NON-CURRENT ASSETS                  4,182      2,188        509
   Investment assets                1,051        556         14
   Property and equipment           2,000      1,215        304
   Intangible assets                1,131        417        191
TOTAL ASSETS                       16,293     19,129      5,528
---------------------------------------------------------------
Current Liabilities                 9,966     13,684      1,462
Non-current Liabilities               441        290        113
TOTAL LIABILITIES                  10,406     13,974      1,575
---------------------------------------------------------------
Capital Stock                       4,034      4,034      3,882
Capital Surplus                         -          -          -
   Capital reserves                     -          -          -
   Assets revaluation reserves          -          -          -
Retained Earnings                   1,941       1121         70
Capital Adjustments                     -          -          -
TOTAL SHAREHOLDERS' EQUITY          5,886      5,155      3,952
---------------------------------------------------------------
Net Sales                          33,794     43,444     10,743
---------------------------------------------------------------
Operating Income                      423       1306        -42
---------------------------------------------------------------
Ordinary Income                       959       1503        103
---------------------------------------------------------------
Net Income                            820       1051         74
---------------------------------------------------------------

         -   Hanaro 800 Co., Ltd.

                                 (Unit: in millions of Won)
-----------------------------------------------------------
        Description                2003      2002      2001
-----------------------------------------------------------
CURRENT ASSETS                        -         1        34
   Quick assets                       -         1        34
   Inventories                        -         -         -
-----------------------------------------------------------
NON-CURRENT ASSETS                  142       142       142
   Investment assets                 10        10        10
   Property and equipment            96        96        96
   Intangible assets                 36        36        36
TOTAL ASSETS                        142       143       176
-----------------------------------------------------------
Current Liabilities                  24        20        11
Non-current Liabilities              33        33        33
TOTAL LIABILITIES                    57        53        44
-----------------------------------------------------------
Capital Stock                       340       340       340
Capital Surplus                     350       350       350
   Capital reserves                   -         -         -
   Assets revaluation reserves        -         -         -
Retained Earnings                  (604)     (600)     (558)
Capital Adjustments                   -         -         -
TOTAL SHAREHOLDERS' EQUITY           86        90       132
-----------------------------------------------------------
Net Sales                             -         2        32
-----------------------------------------------------------
Operating Income                     (4)      (42)     (175)
-----------------------------------------------------------
Ordinary Income                      (4)      (42)     (157)
-----------------------------------------------------------
Net Income                           (4)      (42)     (413)
-----------------------------------------------------------

         -   Syspol Indonesia

                                    (Unit: in millions of Rupiah)
-----------------------------------------------------------------
        Description                           2003          2002
-----------------------------------------------------------------
CURRENT ASSETS                                 8,951        8,055
   Quick assets                                5,352        4,545
   Inventories                                 3,599        3,510
-----------------------------------------------------------------
NON-CURRENT ASSETS                            78,759       38,447
   Investment assets                             164          102
   Property and equipment                     62,786       37,066
   Intangible assets                          15,809        1,278
TOTAL ASSETS                                  87,711       46,502
-----------------------------------------------------------------
Current Liabilities                           53,144       11,847
Non-current Liabilities                           18           18
TOTAL LIABILITIES                             53,162       11,865
-----------------------------------------------------------------
Capital Stock                                 41,700       41,700
Capital Surplus                                    -            -
   Capital reserves                                -            -
   Assets revaluation reserves                     -            -
Retained Earnings                                (96)           -
Capital Adjustments                           (7,056)      (7,062)
TOTAL SHAREHOLDERS' EQUITY                    34,549       34,638
-----------------------------------------------------------------
Net Sales                                        428            -
-----------------------------------------------------------------
Operating Income                                 (79)       (2227)
-----------------------------------------------------------------
Ordinary Income                                  (96)       (7045)
-----------------------------------------------------------------
Net Income                                       (96)       (7062)
-----------------------------------------------------------------

         -   NAWANET Co., Ltd.

                                       (Unit: in millions of Won)
-----------------------------------------------------------------
CURRENT ASSETS                        275         421         632
   Quick assets                       275         421         632
   Inventories                          -           -           -
-----------------------------------------------------------------
NON-CURRENT ASSETS                    262         288         418
   Investment assets                  146          15          15
   Property and equipment               5          56          73
   Intangible assets                  111         221         330
TOTAL ASSETS                          537         709       1,051
-----------------------------------------------------------------
Current Liabilities                     -           2          16
Non-current Liabilities                 -           -           -
TOTAL LIABILITIES                       -           2          16
-----------------------------------------------------------------
Capital Stock                          48          47          47
Capital Surplus                     2,023       2,023       2,023
   Capital reserves                     -           -           -
   Assets revaluation reserves          -           -           -
Retained Earnings                  (1,534)     (1,364)     (1,036)
Capital Adjustments                     -           -           -
TOTAL SHAREHOLDERS' EQUITY            537         706       1,035
-----------------------------------------------------------------
Net Sales                               -           -          25
-----------------------------------------------------------------
Operating Income                     (127)       (176)       (687)
-----------------------------------------------------------------
Ordinary Income                      (171)       (328)       (666)
-----------------------------------------------------------------
Net Income                           (171)       (328)       (666)
-----------------------------------------------------------------

2. INVESTMENTS IN THE AFFILIATED COMPANIES (AS OF DECEMBER 31, 2003)

         -   Investment in affiliated companies



                                                                                   (Unit: share, KRW million)
-------------------------------------------------------------------------------------------------------------
                                                      Number of                    Acquisition
               Description                          Shares owned     Ownership          Cost         Remarks
-------------------------------------------------------------------------------------------------------------
Hanaro Realty Development & Management Co., Ltd.        499,998           99.9%          2,955     Subsidiary
Hanaro T&I Inc.*                                        379,996           99.9%          1,900     Subsidiary
Hanaro Web(n)TV Co., Ltd.                               550,000           90.9%          8,918     Subsidiary
Hanaro Telecom America, Inc.                              2,000          100.0%             23     Subsidiary
M-Commerce                                                3,029           30.3%              -     Subsidiary
Dreamline Co., Ltd.                                   1,520,373           26.3%          8,465     Subsidiary
NAWANET Co., Ltd.                                         9,500           20.0%              -     Subsidiary
Hanaro 800 Co., Ltd.                                    200,000           29.4%              -     Subsidiary
Webforus Co., Ltd.                                            -              -               -     Subsidiary
-------------------------------------------------------------------------------------------------------------
     TOTAL                                            3,164,896              -          22,260
-------------------------------------------------------------------------------------------------------------

* Hanaro's stake in Dreamline Ltd. decreased from 26.28% to 14.18% due to the new issue right after the submission of the report.

         -   Investment in others


                                                                 (Unit: in thousands of Won)
--------------------------------------------------------------------------------------------
                                         Number of Shares     Ownership
             Description                      owned               (%)       Acquisition Cost
--------------------------------------------------------------------------------------------
LG Telecom                                   1,035,652           0.37          3,764,595
Net Security Technology, Inc                   264,000           2.35            108,240
IMRI, Inc.                                      40,000           0.63             10,800
C.C.S                                          340,000           7.22          1,893,800
Media Valley, Inc.                                   -              -                  -
Korea Information Assurance, Inc.               20,000           0.47            100,000
Cosmo I&C                                       38,000           10.0                  -
Chungnam Cable TV system                        48,000            3.0            600,000
Doall Infotech Co., Ltd.                        20,160           10.8                  -
Neo Media, Inc                                 176,000            8.8                  -
CCR                                             89,000           2.08            483,828
Paper Us, Inc                                   18,500           9.48            199,800
Silicon Valley News Inc.                       500,000           4.42                  -
Entertech, Inc.                                 23,656           11.8             41,120
Internet Metrics, Inc.                         150,000            3.0             34,330
InterVEG, Inc                                  200,000           4.61                  -
Digital Rank, Inc                               60,000           9.26             20,469
TYZEM, Inc.                                     78,258           3.26            499,990
Cyworld, Inc.                                        -              -                  -
Dauinternet, Inc.                                8,878           0.71             28,415
MaxQL                                            7,200           1.87                  -
RTVPlus, Inc                                    13,400            5.0                  -
KINX, Inc.                                      10,000           6.67             50,000
CEO Bank, Inc.                                   1,200           1.07             30,000
KDMC, Inc.                                     500,000           11.2            500,000
Cispol Indonesia                                 8,454           21.1          1,002,898
Ilshin Leisure, Inc.                                 -              -                  -
Korea IT Venture Investment                     51,000           0.79            255,000
Engineering Benevolent Association                 100           0.03             14,143
KDBC - Hanaro Interventure Fund                     31           31.0          3,100,000
Hanafos (ABS)                                       40            2.0                200
Hanadream (ABL)                                    100            5.0                500
----------------------------------------------------------------------------------------
         TOTAL                               3,701,629              -         12,738,128
----------------------------------------------------------------------------------------

* KRW 201,287 thousand worth of Best Rule's corporate bonds, KRW 9,000 million of HanaFos ABS's corporate bonds, KRW 1,120 million of K-Bista and KRW 2,160 thousands of GPS corporate bonds are included in Long-Term Investment Securities on the balance sheet. The above bonds are classified as subordinate.

VI.  INFORMATION REGARDING SHARES AND SHAREHOLDERS

1.   OWNERSHIP STRUCTURE

     A)   Detailed Information regarding the Largest Shareholder

                                                       (As of December 31, 2003)

 Description      Type of Stock      Number of Shares     Ownership
-------------------------------------------------------------------
AIF NT, Ltd.       Common share         38,456,250          8.32%
AOF NT, Ltd.       Common share         24,721,875          5.35%
-------------------------------------------------------------------
    Total         Common shares         63,178,125         13.67%
-------------------------------------------------------------------

     B)   Major shareholders (with 5% or more shareholding)

                                                       (As of December 31, 2003)

      Description           Type of Stock     Number of Shares       Ownership
------------------------------------------------------------------------------
Newbridge Asia HT, L.P.     Common share         49,535,799           10.72%
    AIF II NT, Ltd.         Common share         38,456,250            8.32%
     AOF NT, Ltd.           Common share         24,721,875            5.35%
  Samsung Electronics       Common share         23,542,281            5.09%
------------------------------------------------------------------------------
         Total              Common share        136,256,205           29.48%
------------------------------------------------------------------------------

     C)   Ownership by institutions

                                                       (As of December 31, 2003)

                            # of Shareholders    Percentage    # of Shares    Percentage
----------------------------------------------------------------------------------------
       Government                      -             0.00%               -       0.00%
       State-Owned                     1             0.00%          70,000       0.02%
    Securities Houses                  5             0.01%      12,110,971       2.62%
   Insurance Companies                 4             0.00%       7,867,689       1.70%
    Investment Trusts                  -             0.00%               -       0.00%
    *Commercial Banks                 18             0.01%       4,746,348       1.03%
      Merchant Bank                    -             0.00%               -       0.00%
Mutual Savings & Finance
        Companies                      2             0.00%          25,950       0.01%
  **Other Institutions               481             0.38%      84,370,658       18.25%
       Individuals               125,810            99.43%     115,647,482       25.02%
       Foreigners                    216             0.17%     237,296,082       51.35%
----------------------------------------------------------------------------------------
          Total                  126,537           100.00%     462,135,180      100.00%
----------------------------------------------------------------------------------------

          * Commercial Banks include financial institutions and credit unions.

          ** Other institutions include shareholders with shares deposited at KSD.

          These figures are based on the number of registry compiled by KSD.

     D) Ownership by Minor Shareholders, Major Shareholders and Other Shareholders (As of December 31, 2003)

                         # of
                     shareholders    Ownership   # of shares    Ownership
-------------------------------------------------------------------------
Minor Shareholder         126,519       99.99%   199,126,339       43.09%
     (Total)
Major Shareholder               3        0.00%    63,178,625       13.67%
      Others                   15        0.01%   199,830,216       43.24%
      Total               126,537      100.00%   462,135,180      100.00%
-------------------------------------------------------------------------

          *    Major Shareholder includes major shareholder and its affiliates.

          ** Other institutions include shareholders whose shares are deposited at KSD.

2.   INFORMATION ON SHARES AND SHARE CERTIFICATES

     A)   Preemptive right

          - Except as otherwise provided for in the Articles of Incorporation, each shareholder of the Company shall have preemptive rights to subscribe for any new shares to be issued by the Company in proportion to its shareholding ratio.

          - If any shareholder waives or forfeits its preemptive rights, then such waived or forfeited share shall be disposed of in accordance with the resolution of the Board of Directors of the Company.

          - Notwithstanding the provisions of the foregoing paragraph (a), the Company may, by resolution of the Board of Directors, allocate such new shares to any persons other than existing shareholders in the following situations:

               - If new shares are subscribed by the public or by certain subscribers pursuant to the Securities and Exchange Act;

               - If new shares are offered to the public in the form of an increase of paid-in capital by means of a general public offer pursuant to a resolution of the Board of Directors, in accordance with the Securities and Exchange Act;

               - If new shares are allotted to the members of employee shareholders association in accordance with the relevant provisions of the Securities and Exchange Act;

               -    If new shares are issued in the form of depositary receipts
                    (DR) in accordance with the Securities and Exchange Act;

               - If new shares are issued to any person exercising stock option rights conferred pursuant to Article 189-4 of the Securities and Exchange Act; or

               - If new shares are issued to a foreign telecommunication company that has completed the foreign investment procedures or foreign financial/investment institution for the purpose of strategic alliance in relation to the business.

               - If new shares are issued to domestic strategic or financial investors or the employees or officers of the Company up to an amount not exceeding 10% of the then current total issued and outstanding shares of the Company for the purpose of realizing the Company's business objectives, including, but not limited to, improving its financial structure and entering into new business areas.

          - Except as otherwise amended by resolution of the Board of Directors, the Company shall, for the first five fiscal years after incorporation of the Company, issue new shares in accordance with the capital increase plan under the Initial Business plan as defined in Article 41, Paragraph 1 hereof. The subscription amount for the new shares shall be decided by resolution of the Board of Directors. The Company may, however, issue any part or all of such new shares at the market price. Provided, however, that the subscription amount for shares initially allotted to the employee stock ownership association shall be the par value of shares.

          - In case the Company issues new shares through right issues, bonus issues and stock dividends, the new shares shall be deemed to have been issued at the end of the fiscal year immediately prior to the fiscal year during which the new shares are issued for purposes of distribution of dividends for such new shares.

     B)   Fiscal year

          - The fiscal year of the Company shall begin on the first (1) day of each year and end on the thirty-first (31) day of December of the same year.

     C)   General shareholders' meeting

          - The general shareholders meeting shall be held within three (3) months after the closing of each fiscal year.

     D)   Closure of shareholders register and setting of record date

          - The Company shall suspend alteration of entries in the register of shareholders, registration of pledges, creation and cancellation of trust property for one month starting the day following the last day of each accounting period.

          - The Company shall entitle every shareholder on its shareholders' list as of the last day of each fiscal year to vote at the meeting of the annual ordinary general shareholders meeting held for such fiscal year.

          - The Company may suspend alteration of entries in the register of shareholders for a period not exceeding three (3) months or set a record date when necessary for convening an extraordinary general meeting of shareholders or for other reasons, in accordance with a resolution of the board of directors. The Company may suspend the alteration of entries in the registry of shareholders and at the same time set a record date, when considered necessary by the board of directors.

          - The Company shall give public notice of the period and dates referred to in preceding Paragraph (3) at least two weeks in advance of the commencement of the period and of the occurrence of such date.

     E)   Class of shares and denomination of share certificates

          - The shares issued by the Company shall be nominative common shares, which shall be represented by share certificates in fifteen (8) denominations: One (1), Five (5), Ten (10), Fifty
               (50), One Hundred (100), Five Hundred (500), One Thousand (1,000) and Ten Thousand (10,000).

     F)   Shares register and transfer agent

          -    For domestic: Korea Securities Depositary (Tel: 3774-3000)

          -    For ADR holders: Deutsche Bank (Tel: 852-2203-7850)

     G)   Public notice

          - Public notice of the Company shall be made by publishing them in "The Korea Daily", a daily newspaper published in Seoul, Korea.

3.   STOCK PERFORMANCE DURING LAST SIX (6) MONTHS.

     A)   Domestic

                                                 (Unit: KRW, thousands of share)

  Description      December    November    October    September     August      July
--------------------------------------------------------------------------------------
  KOSDAQ  High       3,835        4,420      4,020       3,530        3,190      3,100
          ----------------------------------------------------------------------------
          Low        3,070        3,430      3,335       2,660        2,765      2,690
--------------------------------------------------------------------------------------
Monthly trading
      volume        53,467      187,458    231,953     233,559      151,597    129,761
--------------------------------------------------------------------------------------

     B)   Overseas

                                                                (Unit: US$, ADR)

  Description      December    November    October    September     August        July
----------------------------------------------------------------------------------------
  NASDAQ  High        3.34         3.77       3.41        3.23         3.00         3.10
          ------------------------------------------------------------------------------
          Low         2.70         3.05       2.89        2.80         2.15         2.16
----------------------------------------------------------------------------------------
Monthly trading
      volume       446,587      428,975    312,695     399,702      934,325    2,047,302
----------------------------------------------------------------------------------------

VII. INFORMATION ON DIRECTORS, OFFICERS & EMPLOYEES

1.   DIRECTORS AND EXECUTIVE OFFICERS

     A)   Directors and Officers

               Name                                        Position
-------------------------------------------------------------------------------------
Chang-Bun Yoon                           Representative Director and CEO
-------------------------------------------------------------------------------------
Wilfried Kaffenberger                    Non-standing Director
-------------------------------------------------------------------------------------
David Yeung                              Non-standing Director
-------------------------------------------------------------------------------------
Young-Woo Nam                            Non-standing Director
-------------------------------------------------------------------------------------
Soon-Ho Hong                             Non-standing Director
-------------------------------------------------------------------------------------
Paul Chen                                Outside Director
-------------------------------------------------------------------------------------
Min-Lae Cho                              Outside Director
-------------------------------------------------------------------------------------
Varun Bery                               Outside Director
-------------------------------------------------------------------------------------
Byung Moo Park                           Outside Director & member of Audit Committee
-------------------------------------------------------------------------------------
Sung Kyou Park                           Outside Director & member of Audit Committee
-------------------------------------------------------------------------------------
Sun Woo Kim                              Outside Director & member of Audit Committee
-------------------------------------------------------------------------------------
Jong-Myung Lee                           Senior Executive Vice President
-------------------------------------------------------------------------------------
Soon Yub Kwon                            Senior Executive Vice President
-------------------------------------------------------------------------------------
Jung Taik Oh                             Senior Executive Vice President
-------------------------------------------------------------------------------------
Gyu Seok Oh                              Executive Vice President
-------------------------------------------------------------------------------------
Kyoung Lim Yun                           Executive Vice President
-------------------------------------------------------------------------------------
Young Ho Cho                             Executive Vice President
-------------------------------------------------------------------------------------
Dong Shik Byun                           Senior Vice President
-------------------------------------------------------------------------------------
Young Wan Cho                            Senior Vice President
-------------------------------------------------------------------------------------
Gab Seok Oh                              Senior Vice President
-------------------------------------------------------------------------------------
Matt Ki Lee                              Senior Vice President
-------------------------------------------------------------------------------------
Jung Sik Suh                             Senior Vice President
-------------------------------------------------------------------------------------
Heong Jun Song                           Senior Vice President
-------------------------------------------------------------------------------------
Geon Jun Park                            Senior Vice President
-------------------------------------------------------------------------------------
Sueng Gil Park                           Senior Vice President
-------------------------------------------------------------------------------------
Won Soo Doo                              Vice President
-------------------------------------------------------------------------------------
Saeng Ki Kim                             Vice President
-------------------------------------------------------------------------------------
Sang Hwan Oh                             Vice President
-------------------------------------------------------------------------------------
Seung Seog Lee                           Vice President
-------------------------------------------------------------------------------------
Won Hee Lee                              Vice President
-------------------------------------------------------------------------------------
Byung Hoon Jun                           Vice President
-------------------------------------------------------------------------------------

Dong Heon Kim                            Vice President
-------------------------------------------------------------------------------------
In Keun Han                              Vice President
-------------------------------------------------------------------------------------
Ki In Yoon                               Vice President
-------------------------------------------------------------------------------------
Sang Soo Lee                             Vice President
-------------------------------------------------------------------------------------
Jong Chul Choi                           Vice President
-------------------------------------------------------------------------------------
Kyung Yu Min                             Vice President
-------------------------------------------------------------------------------------
Jong Sum Lee                             Vice President
-------------------------------------------------------------------------------------
Suck Ho Lee                              Vice President
-------------------------------------------------------------------------------------
Jang Su Yi                               Vice President
-------------------------------------------------------------------------------------
Ju Bong Kim                              Vice President
-------------------------------------------------------------------------------------
Seog Man Ko                              Vice President
-------------------------------------------------------------------------------------
Jae Wook Myung                           Vice President
-------------------------------------------------------------------------------------
Hyung Do Kil                             Vice President
-------------------------------------------------------------------------------------
Kyu Sik Choi                             Vice President
-------------------------------------------------------------------------------------
Young Bo Chang                           Vice President
-------------------------------------------------------------------------------------
Myung Hun Choi                           Vice President
-------------------------------------------------------------------------------------
Chan Woong Park                          Vice President
-------------------------------------------------------------------------------------
Total amount of salaries for 2003 :      KRW 2,542,806,442
-------------------------------------------------------------------------------------
Average salary                           KRW 121,086,021
-------------------------------------------------------------------------------------

* The average salary per director is as of December 31, 2003, and is not inclusive of the retirement packages.

     B)   Change to registered directors after December 31, 2003

          - 2 outside directors (Kyung-Joon Choi, Shin-Bae Kim) resigned, and 2 outside directors (Varun Bery, Min Lae Cho) were newly appointed at the Company's AGM. Also, 1 outside director (Byung Moo Park) re-appointed at the 2004 AGM.

     C)   Officers holding post in subsidiary (as of December 31, 2003)

                                                               Subsidiary
                                       ---------------------------------------------------------
     Name               Title                  Name                 Title              Remarks
------------------------------------------------------------------------------------------------
Young Wan Cho        Senior Vice          Hanaro T&I Inc       Internal Auditor     Non-standing
                      President
------------------------------------------------------------------------------------------------
                                           Hanaro Realty
Heong Jun Song       Senior Vice           Development &           Director         Non-standing
                      President           Management Co.
------------------------------------------------------------------------------------------------
 In Keun Han        Vice President        Hanaro T&I Inc           Director         Non-standing
------------------------------------------------------------------------------------------------
 In Keun Han        Vice President     Hanaro Web(n)TV Co.,        Director         Non-standing
                                               Ltd.
------------------------------------------------------------------------------------------------
Jae Wook Myung      Vice President     Hanaro Web(n)TV Co.,    Senior Executive       Standing
                                               Ltd.             Vice President
------------------------------------------------------------------------------------------------
Sueng Gil Park      Vice President     Hanaro Web(n)TV Co.,        Director         Non-standing
                                               Ltd.
------------------------------------------------------------------------------------------------

   2. EMPLOYEES (AS OF DECEMBER 31, 2003)

                                                            (Unit: KRW millions)

Description     Employee     Others     Amount of Total Wages paid in 2003
--------------------------------------------------------------------------
    Male          1,295          48                59,611,064,551
   Female            75          71                 2,483,794,356
--------------------------------------------------------------------------
   Total          1,370         119                62,094,858,907
--------------------------------------------------------------------------

     3.   TRADE UNION

         Description                     Details                   Remark
-------------------------------------------------------------------------------
         Eligibility            Senior manager and blow
Number of registered members             1,099             As of March 10, 2004
 Number of standing members                5
         Affiliation               Korea Labor Union
    Date of establishment          February 14, 2003
-------------------------------------------------------------------------------

VIII. MATERIAL TRANSACTIONS WITH RELATED PARTIES

     1.   TRANSACTIONS WITH MAJOR SHAREHOLDERS

     A)   Investment Details

      Shareholders           Face Value (KRW million)    Balance (KRW million)
------------------------------------------------------------------------------
        Dreamline                     39,530                     39,530
------------------------------------------------------------------------------
Hanaro Realty Development              2,500                      2,500
------------------------------------------------------------------------------
       Hanaro T&I                      1,900                      1,900
------------------------------------------------------------------------------
     Hanaro Web(n)TV                  17,309                     17,309
------------------------------------------------------------------------------
       M commerce                      4,585                      4,585
------------------------------------------------------------------------------
          Total                       65,824                     65,824
------------------------------------------------------------------------------

     B) Real estate rent

                                        (Unit: Square yard, in thousands of Won)

                                                                            Rental details
                                                 Increase in     ------------------------------------
                                                 rental space       Term of
Shareholders      Type           Location       (Square yard)       contract       Deposit     Rent
-----------------------------------------------------------------------------------------------------
Dreamline       Building        Chunahn,                  -      Jul. 16, '02 -     38,000     14,400
Co., Ltd.                        Chungnam                        Jul. 15, '04
                -------------------------------------------------------------------------------------
                Building        Eujongbu,                 -      Jul. 16, '02 -     48,000      4,800
                                 Kyunggi                         Jul. 15, '04
                -------------------------------------------------------------------------------------
                Building      Nobyun Daegu                -      Aug. 27, '03 ~      2,250        800
                                                                 Aug. 26. '04
                -------------------------------------------------------------------------------------
                Building        Songhyun                  -      Aug. 27, '03~       2,250        800
                                  Daegu                          Aug. 26. '04
                -------------------------------------------------------------------------------------
                Building    Youngdeungpo-Ku,              -      Sep. 3, '02 ~      43,000      3,200
                                 Seoul                           Sep. 2, '04
                -------------------------------------------------------------------------------------
                Building        Mokpo si                  -      Sep. 3, '02 ~      16,000      2,400
                                Jeonnam                          Sep. 2, '04
                -------------------------------------------------------------------------------------
                Building    Haundae Busan                 -      Sep. 3, '02 ~      12,500      1,600
                                                                 Sep. 2, '04
                -------------------------------------------------------------------------------------
                Building       Seongnam                   -      Jan 1, '04 ~       17,160      7,592
                               Kyunggi                           Dec. 31, '04
                -------------------------------------------------------------------------------------
                Building    Iksan Jeonbuk               6.0      May. 13, '03 ~          -      1,886
                                                                 Apr. 30, '04
                -------------------------------------------------------------------------------------
                Building       Dongsun                161.0      Jun. 1, '03 ~      44,000      4,390
                               Seongbuk                          May. 31, '04
                -------------------------------------------------------------------------------------
                Total                                 167.0                        223,160     41,868
-----------------------------------------------------------------------------------------------------

     C)   Transfer of Business

          -    Dreamline

               The basic contract on September 26, 2003 for the acquisition of Dreamline's broadband Internet business in Suwon, Osan, Byung-jom, and Gunpo was terminated on February 5, 2003. Hanaro locally filed a corporate disclosure on February 6, 2004.

2.   TRANSACTIONS WITH SHAREHOLDERS, EMPLOYEES AND OTHERS

     A)   Investment

                                                             (Unit: KRW million)

 Company Name      Beg. Balance    End. Balance
-----------------------------------------------
LG Telecom Inc,       5,396            5,396
-----------------------------------------------

     B)   Real estate rent

                                       (Unit : Square Yard, in thousands of Won)

                                                                            Rental details
                                                 Increase in     ------------------------------------
                                                 rental space       Term of
Shareholders      Type           Location       (Square yard)       contract       Deposit       Rent
-----------------------------------------------------------------------------------------------------
    Dacom       Building      Dong-Ku,                    -       Jul 1, '03 -           -        128
Corporation                    Busan                             Jun. 30, '04
                -------------------------------------------------------------------------------------
                Building    Youngdeungpo-Ku,              -       Aug. 7, '99 -      210,080        -
                                Seoul                             Dec. 31, '04
                -------------------------------------------------------------------------------------
                Building     Namdong-Ku,                  -       May 27, '03 -    1,966,800        -
                               Inchon                              May 26, '04
                -------------------------------------------------------------------------------------
                Building      Kwachoen                    -      Jul. 10, '03 -      188,000        -
                               Kyunggi                             Jul. 9, '04
                -------------------------------------------------------------------------------------
                Building    Dong-Ku Busan                 -       Jul 1, '03 -     1,000,076        -
                                                                   Jun 30, '04
                -------------------------------------------------------------------------------------
                Building      Pyungtak,                   -      Aug. 17, '03 -      112,800        -
                               Kyunggi                            Aug. 16, '04
                -------------------------------------------------------------------------------------
                Building      Jungeup,                    -      Aug. 17, '03 -       78,000        -
                              Jeonbook                            Aug. 16, '05
                -------------------------------------------------------------------------------------
                Building       Icheon                     -      Aug. 16, '04 ~      100,000        -
                               Kyunggi                            Sep. 16, '05
                -------------------------------------------------------------------------------------
                Building       Namwon,                    -      Sep. 17, '03 -       28,410        -
                              Jeonbook                            Sep. 16, '05
                -------------------------------------------------------------------------------------
                Building      Milyang,                    -      Sep. 14, '03 -       20,000       90
                              Kyungnam                            Sep. 13, '04
                -------------------------------------------------------------------------------------
                Building    Kuri, Kyunggi                 -      Sep. 20, '03 -      186,830        -
                                                                  Sep. 19, '04
-----------------------------------------------------------------------------------------------------
LG Telecom      Building       Nam-Ku,                    -       Jan. 1, '04 ~            -    1,000
                              Kwangjoo                            Dec. 31, '04
                -------------------------------------------------------------------------------------
                Building    Suwon Kyunggi                 -      Dec. 21, '03 ~        3,000      900
                                                                   Dec. 20, '04
                -------------------------------------------------------------------------------------
                Building     Yeonje-Ku,                   -      May. 27, '03 ~        4,267      500
                                 Busan                             May. 26, '04
-----------------------------------------------------------------------------------------------------

                Building    Dalseo Daegu                4.0      May. 28, '03 ~        3,000        -
                                                                   May. 27, '04
-----------------------------------------------------------------------------------------------------
SK Telecom      Building     Bundang-Ku,                  -      Jun. 03, '03 -    2,061,900        -
                               Sungnam                             Jun. 29, '04
                -------------------------------------------------------------------------------------
                Building     Dalseo-Ku,                   -      Apr. 11, '03 ~            -      780
                                Daeku                              Apr. 10, '04
                -------------------------------------------------------------------------------------
                Building      Jung-Ku                     -       Mar. 5, '04 ~      520,000        -
                              Daejeon                               Mar. 4, '05
                -------------------------------------------------------------------------------------
                Building      Dong-Ku                            Aug. 27, '03 ~       50,000      493
                              Kwangju                              Aug. 26, '04
-----------------------------------------------------------------------------------------------------
   Daewoo       Building    Wonju Kangwon                 -       Jun 18, '03 ~      887,125        -
Securities                                                         Jun 17, '04
-----------------------------------------------------------------------------------------------------
  Samsung       Building       Jeonju,                183.3       Jul. 7, '03 ~      411,000
Electronics                   Jeonra-do                            Jul. 6, '06
-----------------------------------------------------------------------------------------------------
                Total                                 187.3                        7,831,288    3,891
-----------------------------------------------------------------------------------------------------

IX.        NOTES TO FINANCIAL STATEMENTS

     1.   DETAILS OF DEPOSITS AND ETC.

                                                             (Unit: KRW million)

                              Name of Financial       Outstanding     Interest income
 Title of Account              Institution              Balance          incurred         Collateral
----------------------------------------------------------------------------------------------------
Cash and Cash            Korea Exchange Bank            195,006                   -               -
equivalent               ---------------------------------------------------------------------------
                         Others                           1,123                   -               -
                         ---------------------------------------------------------------------------
                         Subtotal                       196,128                   -               -
----------------------------------------------------------------------------------------------------
Restricted cash and      Koomin Bank                       ,2.5                   -               -
deposits                 ---------------------------------------------------------------------------
                         Korea Exchange Bank                2.5                   -               -
                         ---------------------------------------------------------------------------
                         Hami Bank                          1.5                   -               -
                         ---------------------------------------------------------------------------
                         Subtotal                           6.5                   -               -
----------------------------------------------------------------------------------------------------
Other deposits           Korea Exchange Bank            137,872                   -             Yes
                         ---------------------------------------------------------------------------
                         Koomin Bank                     49,900                   -             Yes
                         ---------------------------------------------------------------------------
                         Industrial Bank of Korea        13,900                   -             Yes
                         ---------------------------------------------------------------------------
                         Others                          15,600                   -
                         ---------------------------------------------------------------------------
                         Subtotal                       217,272                   -               -
                         ---------------------------------------------------------------------------
                      Grand Total                       413,407              12,819               -
----------------------------------------------------------------------------------------------------

   *    Interest income from the above deposits amounts to KRW 12,818,567.

   ** Restricted cash and deposits are included in the long-term financial instruments on the income statement.

   2.   MARKETABLE SECURITIES

                                                            (Unit: KRW thousand)

                                                                       Evaluated
                   Type             Acquisition cost    Book value    profit/loss
---------------------------------------------------------------------------------
MMF       Sejong Securities                371,148         208,835      -162,313
          -----------------------------------------------------------------------
          Mirae Asset Securities           208,626          64,270      -144,356
--------------------------------------------------------------------------------
*Bonds    CCS Ltd.                         240,000
---------------------------------------------------------------------------------
           Total                           819,774         273,105      -306,668
---------------------------------------------------------------------------------

     *    Convertible bonds (exercise price - KRW 5,000) were written-off.

     3.   INVENTORIES

                                                            (Unit: KRW thousand)

                            Beginning                               Ending
Business     Description     Balance      Increase     Decrease     Balance
---------------------------------------------------------------------------
Broadband    Splitter        792,428              -       92,465     699,963
Internet     ---------------------------------------------------------------
 Access      HFC                   -      1,291,729    1,134,636     157,093
             ---------------------------------------------------------------
             Cable Modem   3,504,539     11,462,473   14,811,458     155,554
             ---------------------------------------------------------------
             Others        6,564,594     21,451,256   27,759,143     256,708
----------------------------------------------------------------------------
             Total        10,861,561     34,205,459   43,797,702   1,269,318
----------------------------------------------------------------------------

     4.   DETAILS OF TRADE RECEIVABLES

                                                            (Unit: KRW thousand)

    Title of                          Beginning                                         Ending
    Account             Debtor         Balance        Increase          Decrease        Balance
-------------------------------------------------------------------------------------------------
Trade Receivables    Subscribers     219,346,528    3,079,804,974    3,054,392,404    244,759,098
-------------------------------------------------------------------------------------------------
Allowance for bad
debts                Onse Telecom              -        1,717,640                -      1,717,640
-------------------------------------------------------------------------------------------------
                Total                219,346,528    3,081,522,614    3,054,392,404    246,476,738
-------------------------------------------------------------------------------------------------

     5.   DETAILS OF SHORT-TERM BORROWINGS

                                                            (Unit: KRW thousand)

 Title of                                                      Interest
 Account                 Creditor                 Amount      Rate(p.a.)           Remarks
------------------------------------------------------------------------------------------------
Short-term    Choheung Bank                    100,000,000       5.43       Payment in full at
borrowings                                                                   maturity (2/10/'04)
              ----------------------------------------------------------------------------------
              *Korea Development Bank (KDB)     60,000,000       6.00       Payment in full at
                                                                             maturity (3/15/'04)
              ----------------------------------------------------------------------------------
              Korea Securities Finance           3,000,000       7.60       Payment in full at
              Corporation (KSFC)                                            maturity (4/6/'04)
------------------------------------------------------------------------------------------------
                  Total                        163,000,000
------------------------------------------------------------------------------------------------

     *    Refers to the syndicated loan from the syndication group.

               -    Details of CP                           (Unit: KRW thousand)

Institutions    Beg. Balance      Increase        Decrease      Ending Balance
------------------------------------------------------------------------------
    Banks                 -      100,000,000               -       100,000,000
------------------------------------------------------------------------------
   Others                 -      120,000,000     120,000,000                 -
------------------------------------------------------------------------------
    Total                        220,000,000     120,000,000
------------------------------------------------------------------------------

   6.   DETAILS OF TRADE PAYABLES

                                              (Unit: KRW thousand, USD thousand)

   Title of                              Beginning
    Account            Creditor           Balance         Increase          Decrease       Ending Balance
---------------------------------------------------------------------------------------------------------
Short-term       Data Craft Korea          3,337,170       12,660,186         8,132,263         7,865,093
trade payables   ----------------------------------------------------------------------------------------
                 Cispol                    4,557,060        8,516,801         4,738,860         8,335,001
                 ----------------------------------------------------------------------------------------
                           -               8,371,737      129,915,967       135,230,141         3,057,563
                 ----------------------------------------------------------------------------------------
                 Others                  207,222,326   1,235,,973,520     1,314,448,507       128,747,339
                 ----------------------------------------------------------------------------------------
                 Sub total               223,488,293   1,387,,066,474     1,462,549,771       148,004,996
---------------------------------------------------------------------------------------------------------
Long-term        Cisco Korea               4,605,093       89,566,189        24,510,866        69,660,416
trade payables   ----------------------------------------------------------------------------------------
                 LG Card                  25,598,581        6,667,347         8,903,829        23,362,099
                 ----------------------------------------------------------------------------------------
                 Yunhap Capital           12,630,080                -         6,146,212         6,483,868
                 ----------------------------------------------------------------------------------------
                 Korea Development         5,928,751                -         2,303,875         3,624,876
                 Leasing Co.
                 ----------------------------------------------------------------------------------------
                 HP Korea (USD)            8,300,787           38,500         4,905,482         3,433,805
                                       ($      6,997)                   ($        4,118)    ($      2,879)
                 ----------------------------------------------------------------------------------------
                 HP Korea                  4,773,780                -         1,553,397         3,220,383
                 ----------------------------------------------------------------------------------------
                 HP Financial Service              -        1,996,000           106,816         1,889,184
                 ----------------------------------------------------------------------------------------
                 Samsung Card,            12,394,442                -        12,069,216           325,226
                 Shinhan Capital
                 ----------------------------------------------------------------------------------------
                 Sub total                74,231,514       98,268,036        60,499,693       111,999,857
                                       ($      6,997)                   ($        4,118)    ($      2,879)
---------------------------------------------------------------------------------------------------------
Total                                    297,719,807    1,485,334,510     1,523,049,464       260,004,853
                                       ($      6,997)                   ($        4,118)    ($      2,879)
---------------------------------------------------------------------------------------------------------

     * Trade payables include trade payables and other payables. Long-term payables includes long-term lease payables on the financial statements.

     7.   DETAILS OF LONG-TERM BORROWINGS

                                               (Unit: KRW million, USD thousand)

                            Interest                                                             Repayment Schedule
               Kind of      Rate (%)   Beginning                         Ending    -----------------------------------------------
 Lender          Loan        (p.a.)     Balance    Increase   Decrease   Balance    2004     2005      2006      2007       2008
----------------------------------------------------------------------------------------------------------------------------------
Korea         Information
Exchange      Promotion                   19,944                          21,340
Bank          Fund            4.83       (13,324)    14,720     13,324    (6,620)   6,620    3,680     4,907       4906      1,227
----------------------------------------------------------------------------------------------------------------------------------
              Information
KDB           Promotion       7.25        32,926          -     11,973    20,953   11,973    8,980         -          -          -
Capital       Fund                       (11,973)                        (11,973)
----------------------------------------------------------------------------------------------------------------------------------
              Information
KDB           Promotion       4.83             -     18,280     18,280         -        -        -         -          -          -
              Fund
----------------------------------------------------------------------------------------------------------------------------------
              Information
Koomin        Promotion       6.00       111,570          -      6,199   105,371   34,092   37,190    30,991      3,098          -
Bank          Fund                        (6,199)                        (34,092)
----------------------------------------------------------------------------------------------------------------------------------
Industrial    Information
Bank of       Promotion       4.83        16,150          -          -    16,150    5,383    5,383     5,384          -          -
Korea         Fund                                                        (5,383)
----------------------------------------------------------------------------------------------------------------------------------
Chohung       Loan            9.94        10,000          -     10,000         -        -        -         -          -          -
Bank                                     (10,000)
----------------------------------------------------------------------------------------------------------------------------------
Woori         Loan            8.41         7,000          -      7,000         -        -        -         -          -          -
Bank                                      (7,000)
----------------------------------------------------------------------------------------------------------------------------------
Hanmi         Loan            6.99             -     40,000          -    40,000        -   40,000         -          -          -
Bank
----------------------------------------------------------------------------------------------------------------------------------
Kwangju       Loan            7.60        15,000          -          -    15,000   15,000        -         -          -          -
Bank                                                                     (15,000)
----------------------------------------------------------------------------------------------------------------------------------
HP Korea      Loan                        20,566
                                         (16,265)
                              9.16    ($  17,337)         -     20,566         -        -        -         -          -          -
----------------------------------------------------------------------------------------------------------------------------------
Syndication   Syndicated      8.50             -     24,952          -    24,952        -        -     3,743      9,981     11,228
Group         Loan
----------------------------------------------------------------------------------------------------------------------------------
Syndication   Syndicated
Group         Loan (USD)      7.72             -     75,212          -    75,212        -        -    11,282     30,085     33,845
                                                  ($ 63,065)           ($ 63,065)                   ($ 9,460)  ($25,226)  ($28,379)
----------------------------------------------------------------------------------------------------------------------------------
HanaDream     Loan            9.23       128,764          -    102,862    25,902   25,902        -         -          -          -
                                        (102,862)                        (25,902)
----------------------------------------------------------------------------------------------------------------------------------
                                         361,920                         344,880
                Total                   (167,623)   173,164              (98,970)                     56,307     48,070     46,300
                                      ($  17,337) ($ 63,065)   190,204 ($ 63,065)  98,970   95,233  ($ 9,460)  ($25,226)  ($28,379)
----------------------------------------------------------------------------------------------------------------------------------

*The borrowing from HanaDream is ABL.

   8. DETAILS OF BONDS ISSUED

                                                             (Unit: KRW million)

                                         Issue       Interest rate    Maturity
         Type             Issue Date     Amount      (%, p.a.)**       (Year)
------------------------------------------------------------------------------
15th Private Placement     9/25/01        15,000         7.84             3
------------------------------------------------------------------------------
 17-1 Public Offering      2/18/02        60,000         6.00             2
------------------------------------------------------------------------------
 17-2 Public Offering      2/18/02        40,000         6.00            2.5
------------------------------------------------------------------------------
 19-1 Public Offering      3/25/02        80,000         6.00            2.5
------------------------------------------------------------------------------
 19-2 Public Offering      3/25/02        20,000         6.00             3
------------------------------------------------------------------------------
 20th Public Offering       5/2/02       100,000         7.43             3
------------------------------------------------------------------------------
 21st Public Offering      11/15/02      170,000         6.00             3
------------------------------------------------------------------------------
 23rd Public Offering      2/24/03       190,000         6.00             3
------------------------------------------------------------------------------
24th Private Placement     5/26/03        16,000         8.59             2
------------------------------------------------------------------------------
       TOTAL                             691,000
------------------------------------------------------------------------------

* The above table includes KRW 14,247 million of premium/discount on debentures.

**   The interest rate is nominal.

9. DETAILS OF DEPRECIATION AND AMORTIZATION

                                                           (Unit : KRW thousand)

                                                       Depreciation    Accumulated      Year-end          Depreciation
Description       Title of Account  Acquisition cost     (FY2002)     depreciation      balance              method
---------------------------------------------------------------------------------------------------------------------------
                  Buildings              300,429,221      6,462,067      22,474,769     277,954,452    Straight-line
                                                                                                       method, 50 yrs
                -----------------------------------------------------------------------------------------------------------
                  Structures                 192,302          3,846          15,649         176,653    Straight-line
                                                                                                       method, 50 yrs
                -----------------------------------------------------------------------------------------------------------
                  Machinery            3,287,079,743    406,628,320   1,222,402,315   2,064,677,429    Straight-line
                                                                                                       method, 8 yrs
                -----------------------------------------------------------------------------------------------------------
Property and      Vehicles                   343,761         51,464         167,934         175,827    General: Straight-
Equipment                                                                                              line method, 8 yrs
                -----------------------------------------------------------------------------------
                  General tools           16,905,319      2,483,974       9,984,831       6,920,488
                  and equipment                                                                        Costs: Straight-
                -----------------------------------------------------------------------------------    line method, 8 years
                  System tools            21,046,333      2,369,643       8,688,809      12,357,524
                  and equipment
                -----------------------------------------------------------------------------------------------------------
                  Leased                   7,306,325      1,225,351       5,710,514       1,595,811    Straight-line
                  facilities                                                                              method, 8 yrs
                -----------------------------------------------------------------------------------------------------------
                  Interconnection             73,092          9,136          41,068          32,023    Straight-line
                  facilities                                                                              method, 8 yrs
                -----------------------------------------------------------------------------------------------------------
                    Sub-total          3,633,376,096    419,233,801   1,269,485,889   2,363,890,207
---------------------------------------------------------------------------------------------------------------------------
Intangible        Cable line              50,997,411      2,414,348       5,609,824      45,387,587    Straight-line
 Assets           usage rights                                                                         method, 20 yrs
                -----------------------------------------------------------------------------------------------------------
                  Goodwill                 2,127,000        425,400       1,870,300         256,700    Straight-line
                                                                                                       method, 5 yrs
                -----------------------------------------------------------------------------------------------------------
                  Intellectual                                                                         Straight-line
                  property                     1,612            161             658             954    method, 10 yrs
                  rights
                -----------------------------------------------------------------------------------------------------------
                  Design rights                  727             36             149             579    Straight-line
                                                                                                       method, 5 yrs
                -----------------------------------------------------------------------------------------------------------
                  Trademark                   36,435          7,287          29,755           6,679    Straight-line
                                                                                                       method, 5 yrs
                -----------------------------------------------------------------------------------------------------------
                  Development             35,400,874      3,345,721      32,684,878       2,715,996    Straight-line
                  cost                                                                                 method, 1 yrs
                -----------------------------------------------------------------------------------------------------------
                  Land rights                 78,000          3,900          11,700          66,300    Straight-line
                                                                                                       method, 20 yrs
---------------------------------------------------------------------------------------------------------------------------
                     Subtotal             88,642,059      6,196,853      40,207,264      48,434,795
               Total                   3,722,018,155    425,430,654   1,309,693,153   2,412,325,002
---------------------------------------------------------------------------------------------------------------------------

X. OTHER REQUIRED ARTICLES

   1. PUBLIC DISCLOSURE FROM JANUARY 1, 2003 TO NOVEMBER 3, 2003

     A) Public disclosure pursuant to Articles 6-2 and 6-3

    Date                         Agenda                                 Public Disclosure
-----------------------------------------------------------------------------------------------------------
Jan. 6, 2003      Open Interest Balance of              - Derivative traded : Won/US$ forward
                  Derivatives                             (US$50,000,000)
                                                        - Loss incurred form the forward contract :
                                                          KRW1,544,500,000
-----------------------------------------------------------------------------------------------------------
Jan. 16, 2003     Cancellation of BOD                   - Confirmation of the disclosure dated December 30,
                  resolutions                             2002
-----------------------------------------------------------------------------------------------------------
Jan. 17, 2003     Acquisition (redemption) of           - Total amount of bond acquired :
                  convertible bond before                 KRW43,000,000,000
                  maturity after its issuance           - Total face amount of bond acquired :
                                                          KRW43,000,000,000
-----------------------------------------------------------------------------------------------------------
Jan. 17, 2003     Acquisition (redemption) of           - Total amount of bond acquired :
                  convertible bond before                 KRW43,000,000,000
                  maturity after its issuance           - Total face amount of bond acquired :
                                                          KRW43,000,000,000
-----------------------------------------------------------------------------------------------------------
Feb. 6, 2003      5% increase in revenue                - Total increase in revenue : KRW428,410,682,763
                  compared to previous fiscal           - % of increase: 51.9%
                  year
-----------------------------------------------------------------------------------------------------------
Feb. 6, 2003      15% decrease in ordinary              - Total decrease in ordinary loss :
                  loss compared to previous               KRW120,972,825,549
                  fiscal year                           - % of decrease: 49.6%
-----------------------------------------------------------------------------------------------------------
Feb. 6, 2003      15% decrease in net loss              - Total decrease in net loss : KRW120,972,825,549
                  compared to previous fiscal           - % of decrease : 49.6%
                  year
-----------------------------------------------------------------------------------------------------------
Feb. 25, 2003     BOD Resolution for Annual             - Date and agenda confirmation of AGM
                  General Meeting of Shareholders
-----------------------------------------------------------------------------------------------------------
Feb. 25, 2003     Amendments to business                - Adding "Provide telecommunications services" and
                  objectives                              others
-----------------------------------------------------------------------------------------------------------
Feb. 25, 2003     Transaction with the                  - Company name : Dacom Corporation
                  largest shareholding group            - Transaction amount : KRW70,000,000,000
-----------------------------------------------------------------------------------------------------------
Feb. 25, 2003     Transaction with the                  - Company name : Powercomm
                  largest shareholding group            - Transaction amount : KRW100,000,000,000
-----------------------------------------------------------------------------------------------------------
Feb. 25, 2003     Transaction with the                  - Company name : Hanaro T&I
                  largest shareholding group            - Transaction amount : KRW50,000,000,000
-----------------------------------------------------------------------------------------------------------
Feb. 25, 2003     Cancellation of stock
                  purchase option rights grant          - Officers and employees subject to cancellation :
                                                          Mr. Changho Chun and 40 employees
-----------------------------------------------------------------------------------------------------------
                                                        - Role of outside directors and issues concerning
                                                          compensation
Mar. 13, 2003     AGM reference material                - Transactions with major shareholders
                                                        - Business outlook
-----------------------------------------------------------------------------------------------------------
Mar. 21, 2003     Submission of 2002 Audit
                  Report
-----------------------------------------------------------------------------------------------------------
                  Resolutions of 2003 Annual            - Disclosure of approved items at AGM
Mar. 28, 2003     General Meeting of
                  Shareholders
-----------------------------------------------------------------------------------------------------------
Mar. 28, 2003     Appointment of outside                - Yong Hwan Kim
                  directors                             - Wung Hae Lee

                                                        - Sung Kyou Park
                                                        - Sa Hyeon Seo
                                                        - Sun Woo Kim
-----------------------------------------------------------------------------------------------------------
                                                        - Young Hwan Kim
                  Appointment of Audit                  - Wung Hae Lee
Mar. 28, 2003     Committee members                     - Sung Kyou Park
                                                        - Sun Woo Kim
-----------------------------------------------------------------------------------------------------------
Mar. 31, 2003     Submission of 2002 annual
                  report
-----------------------------------------------------------------------------------------------------------
Apr. 30, 2003     Submission of consolidated 2002
                  annual report
-----------------------------------------------------------------------------------------------------------
May. 9, 2003      BOD Resolution for EGM                - Date and agenda approved of EGM
-----------------------------------------------------------------------------------------------------------
May. 13, 2003     Lease of Real Estate to               - Name : Dreamline Co., Ltd
                  Affiliated Company                    - Rent : KRW 1,885,725
-----------------------------------------------------------------------------------------------------------
May. 15, 2003     Submission of 1Q 2003
                  quarterly report
------------------------------------------------------------------------------------------------------------
May 28, 2003      Lease of Real Estate to               - LG Telecom
                  Major Shareholder                     - Deposit : KRW3 million
------------------ -----------------------------------------------------------------------------------------
                  BOD resolution on corporate           - Face value : KRW65 billion
May 30, 2003      bond issue in the form of             - Interest rate : 8.9%
                  private placement                     - Maturity : 5 years
------------------------------------------------------------------------------------------------------------
Jun. 2, 2003      Lease of Real Estate to               - Dreamline
                  Affiliated Company                    - Deposit : KRW44 million
------------------------------------------------------------------------------------------------------------
                  BOD resolution on calling             - Correction of the previous notice. The specific
Jul. 3, 2003      for Extraordinary                       details for the EGM will be determined at the BOD
                  Shareholders Meeting                    meeting to be resumed on July 8, 2003.
-----------------------------------------------------------------------------------------------------------
                  Lease of Real Estate from             - Dacom
Jul. 4, 2003      Major Shareholder and the             - Deposit : KRW1,000,076,000
                  related
-----------------------------------------------------------------------------------------------------------=
                                                        - Number of shares : 200 million shares
                                                        - Minimum issue price : KRW2,500
                  BOD resolution on new                 - Closing date : September 29, 2003
Jul. 8, 2003      rights issue                          - Lead manager : LG Investment Securities
                                                        - Type of issue : public offering after a primary
                                                          offering to shareholders
------------------------------------------------------------------------------------------------------------
                                                        - The agenda of EGM confirmed.
                                                        - Date & venue : Aug. 5, 2003, 10AM, Ilsan
                  BOD resolution on calling               Information Center
Jul. 3, 2003      for Extraordinary                     - Agenda :
                  Shareholders Meeting                    - To determine the minimum issue price
                                                          - To approve new rights issue
                                                          - To appoint a standing director
------------------------------------------------------------------------------------------------------------
                  Lease of Real Estate from             - LG Industrial Systems Co., Ltd.
Jul. 11, 2003     Major Shareholder and the             - Deposit : KRW1.1 billion
                  related
------------------------------------------------------------------------------------------------------------
                  Notice and Reference
Jul. 21, 2003     materials for Extraordinary
                  Shareholders Meeting
-----------------------------------------------------------------------------------------------------------
Jul. 24, 2003     Exclusion of affiliated               - KDMC
                  company
------------------------------------------------------------------------------------------------------------
                                                        - EGM resolutions
                  Resolution of Extraordinary           - Appointment of new CEO, Mr. Chang-Bun Yoon
Aug. 5, 2003      Shareholders Meeting                  - The BOD resolution dated July 8, 2003 became null
                                                          and void.
------------------------------------------------------------------------------------------------------------
Aug. 14, 2003     Submission of interim report          - 1H03 report
-----------------------------------------------------------------------------------------------------------
Aug. 19, 2003     Real estate transaction               - Lease agreement with Dreamline (deposit : KRW4.5
                  with the largest                        million, rent : KRW1.6 million)
------------------------------------------------------------------------------------------------------------

                  shareholder
------------------------------------------------------------------------------------------------------------------
                                                        - Face value : KRW200 billion
                                                        - Subscription companies : LG Corporation, Samsung
 Aug. 21 2003     BOD resolution on CB issue              Electronics, SK Telecom and their affiliates, and
                                                          local/foreign financial institutions
------------------------------------------------------------------------------------------------------------------
                                                        - Result of subscription of the Company's 26th zero
Aug. 23, 2003     Notice of material                      coupon bond issue
                  information                           - Subscription : 0%
------------------------------------------------------------------------------------------------------------------
Aug. 26, 2003     Notice of material                    - Delay in repayment of the Company's 18th Bonds
                  information                             with Warrants upon the exercise of put option by holders
------------------------------------------------------------------------------------------------------------------
                  BOD resolution on the                 - Extraordinary shareholders' meeting and agenda
Aug. 29, 2003     calling of an extraordinary for         the meeting
                  shareholders' meeting
------------------------------------------------------------------------------------------------------------------
                                                        - Number of shares to be issued : 182,812,500 shares
                  BOD resolution on new share           - Issue price per share : KRW3,200
Aug. 29, 2003     issuance                              - Closing date : October 31, 2003
                                                        - Type of issue : private placement
------------------------------------------------------------------------------------------------------------------
                                                        - CP issue
Sep. 2, 2003      Notice of material                    - Subscription companies : SK Telecom (KRW120
                  information                             billion)
------------------------------------------------------------------------------------------------------------------
                                                        - Issue date : Feb. 26, 2002
Sep. 2, 2003      Redemption of BW before               - Redemption amount : KRW132,393,600,906
                  maturity                              - Face value : KRW132,393,600,906
------------------------------------------------------------------------------------------------------------------
                                                        - Issue company : C.C.S.
Sep. 9, 2003      Change in stockholding                - Before filing : 0 shares, 0%
                  position                              - After filing : 340,000 shares, 7.22%
------------------------------------------------------------------------------------------------------------------
                                                        - Acquisition of Dreamline's broadband business
Sep. 27, 2003     Acquisition of business               - Acquisition cost may change dependent upon
                                                          customer's consent about service transfer
------------------------------------------------------------------------------------------------------------------
Oct.6, 2003       Notice of shareholders'               - Notice of shareholders' meeting and reference
                  meeting                                 materials
------------------------------------------------------------------------------------------------------------------
Oct 21, 2003      Resolutions of                        - All items approved as proposed
                  shareholders' meeting
------------------------------------------------------------------------------------------------------------------
                                                        - Directors : Sung Kyu Park, Yong Hwan Kim, Woong
                                                          Hae Lee, Sun Woo Kim, Sa Hyun Suh, Hang Ku Park
Oct 21, 2003      Resignation of outsider               - Such resignation of directors is conditional upon
                  directors                               successful completion of the `Investment Agreement'
                                                          signed between the Company and the foreign investors.
------------------------------------------------------------------------------------------------------------------
                                                        - Members : Sung Kyu Park, Yong Hwan Kim, Woong Hae
                                                          Lee, Sun Woo Kim
Oct 21, 2003      Resignation of Audit                  - Such resignation of directors is conditional upon
                  Committee members                       successful completion of the `Investment Agreement'
                                                          signed between the Company and the foreign investors
------------------------------------------------------------------------------------------------------------------
                                                        - Directors : Paul Chen, Byung Moo Park, Kyung-Joon
                                                          Choi, Sung Kyu Park, Sun Woo Kim
Oct 21, 2003      Appointment of outside                - Such appointment of directors is conditional upon
                  directors                               successful completion of the `Investment Agreement'
                                                          signed between the Company and the foreign investors
------------------------------------------------------------------------------------------------------------------
                                                        - Notice of changes to the previous filing
                  Notice of correction :                - Corrected closing date : November 20, 2003
Oct. 31, 2003     Resolution on new share               - Others : The deal is expected to be closed by the
                  issuance                                closing date.
------------------------------------------------------------------------------------------------------------------
                                                        - Notice of changes to the previous filing dated
Nov. 3, 2003      Notice of correction :                  September 26, 2003 : corrected date of business transfer
                  Transfer of business                    : December 1, 2003


Nov. 14, 2003     Quarterly Report                      - Submission of 2003 Q3 Report
----------------------------------------------------------------------------------------------------------------
                  Notice of correction :                - Date: November 18,2003
Nov. 19, 2003     Resolution on new share               - Nomination of foreign investors for new share
                  issuance                                issuance.
----------------------------------------------------------------------------------------------------------------
                                                        - Change of the largest shareholder
Nov. 19, 2003     Change of the largest                 - Before: Dacom Co. and 6 others
                  shareholder                           - After: AIF II NT, Ltd and 1 other.
----------------------------------------------------------------------------------------------------------------
                                                        - Change of the major shareholders
Nov. 19, 2003     Change of the major                   - Before: -
                  shareholders                          - After: Newbridge Asia HT, LP.
----------------------------------------------------------------------------------------------------------------
                                                        - Date of closing: December 10, 2003
                                                        - Lenders: DBS, JP Morgan Chase, ABN Amro, KDB,
Nov. 21, 2003     Closing of Syndicated Loan              Korea Exchange Bank
                  Agreement                             - Period of loan: 5 years
                                                        - Amount: KRW 720 billion
----------------------------------------------------------------------------------------------------------------
                                                        - Name: Sung Kyu Park, Sun-Woo Kim, Kyung-Jun Choi.
Nov. 21, 2003     Appointment of audit                  - Tenure: 3 years
                  committee members                     - Date of resolution: November 21, 2003.
----------------------------------------------------------------------------------------------------------------
                                                        - Correction of the date of termination and other
                  Notice of correction:                   details disclosed on Nov. 3, 2003.
Dec. 10, 2003     Termination of business               - Other: Outstanding payments and the signing of
                  with major shareholders                 contract
----------------------------------------------------------------------------------------------------------------
                                                        - Derivatives traded : KRW/USD cross
Dec. 22, 2003     Open Interest Balance of                currency/interest rate swaps
                  Derivatives                           - Contract size: KRW 75,047,915,250
----------------------------------------------------------------------------------------------------------------
                                                        - Payment of fine for
                                                          violating the obligation to file securities
                                                          registration report for the 13th bonds
                  Notice of material                      with warrants (detachable) upon issuance.
 Jan. 6, 2004     information                           - Supervisory body: Securities and derivatives
                                                          committee
                                                        - Fine: KRW500 million.
----------------------------------------------------------------------------------------------------------------
                                                        - Progress on the transfer of business with major
                                                          shareholders
                                                        - Hanaro sent a final notice to Dreamline on
                  Notice of material                      February 2, 2004 requesting to enter into a definitive
Feb. 2, 2004      information                             business transfer contract for the acquisition of
                                                          Dreamline's broadband Internet business in
                                                          Suwon area. If the other party cannot correct the
                                                          breach within 7 days, the party may terminate
                                                          the contract immediately.
----------------------------------------------------------------------------------------------------------------
                                                        - Notice of termination of transfer of business
                                                          with major shareholders.
                                                        - On Feb. 5, 2004, Hanaro received a notice from
                                                          Dreamline that Dreamline cannot enter into a
                                                          definitive business transfer contract within 7 days.
                  Notice of material                    - Contract was terminated, pursuant to Article 10,
Feb. 6, 2004      information                             Clause 1 of the basic broadband Internet business
                                                          transfer contract between the two parties.
                                                        - On Feb. 9, 2004, Hanaro sent a written notice to
                                                          Dreamline that Dreamline should return the total
                                                          amount of the initial down payment (including
                                                          value-added tax) and the interest on the down
                                                          payment (6% p.a.).
----------------------------------------------------------------------------------------------------------------
                                                        - Derivatives traded: KRW/USD cross currency/
                  Open Interest Balance of                interest rate swaps
Feb. 10, 2004     Derivatives                           - Fixed - KRW 75,047,915,250
                                                        - Floating - KRW 161,803,305,279.
----------------------------------------------------------------------------------------------------------------
Feb. 13, 2004     BOD resolution on AGM                 - the 7th AGM
                                                        - Proposed time & date : 10:00AM, March 26, 2004.
----------------------------------------------------------------------------------------------------------------
Feb. 13, 2004     Change in business purpose            - Addition
                                                          - Provide broadband internet access services
----------------------------------------------------------------------------------------------------------------

                                                          - Provide local telephony, long distance telephony
                                                            and international telephony services
                                                        - Deletion
                                                          - Provide local telephony service
                                                        - Change
                                                          - Penetration of the future telecommunication
                                                            industries - The future telecommunication
                                                            industries, new media business and the
                                                            related business thereto
                                                          - Lease communication bureau buildings, and facilities thereof, incidental to telecommunication business - Lease real
                                                            estates and facilities thereof
-------------------------------------------------------------------------------------------------------------------------
                  5% increase in revenue                - Total increase in revenue : KRW 121,376,646,821
Feb. 13, 2004     compared to previous fiscal           - % increase: 9.7%
                  year
-------------------------------------------------------------------------------------------------------------------------
                  15% increase in ordinary              - Total increase in ordinary loss: KRW
Feb. 13, 2004     losses compared to previous             42,195,895,715
                  fiscal year                           - % increase: 34.3%
-------------------------------------------------------------------------------------------------------------------------
                  15% increase in net losses            - Total increase in net losses: KRW 42,195,895,715
Feb. 13, 2004     compared to previous fiscal           - % increase: 34.3%
                  year
-------------------------------------------------------------------------------------------------------------------------
                                                        - Reason for correction: change, addition to, and
                                                          confirmation in the agenda to be presented at AGM (Date
                  Notice of correction:                   of BOD meeting for such change: February 26, 2004)
Feb. 26, 2004     BOD resolution on calling             - Details of correction;
                  the 7th AGM                             - Addition of item on the grant of stock option
                                                            rights and; Change in the item regarding preemptive
                                                            rights.
-------------------------------------------------------------------------------------------------------------------------
                                                        - Reason for correction: correction in the change
                                                          of business purpose (Date of Board of Directors meeting
                                                          for such change: February 26, 2004)

                                                        - Details of correction;
Feb. 26, 2004     Notice of correction:                   - Penetration of the future telecommunication
                  Change of business purpose                industries - The future telecommunication industries,
                                                            new media business and the related business thereto
                                                          - Lease communication bureau buildings, and
                                                            facilities thereof, incidental to telecommunication
                                                            business - Lease real estates and facilities thereof
-------------------------------------------------------------------------------------------------------------------------
                                                        - Grantees: Chang Bun Yoon and 43 others
                                                        - Number of Stocks Granted: 10,06,690
                                                        - Method of Grant: New issuance grant, Treasury
                                                          stock grant, Compensation for the difference on the date
                                                          of exercising the right.
                                                        - Exercise Price: The exercise price shall be above
Feb.26, 2004      BOD resolution on the                   standard pricedetermined in accordance with Article 84
                  grant the of stock options              clause 9 of the
                                                        - Korean Securities and Exchange Act as 11. Others
                                                          per the resolution of the shareholders (provided that
                                                          if such price is below the par value (KRW 5,000),
                                                          then the exercise price shall be the par value (KRW
                                                          5,000)).
                                                        - Exercise Period: March 27, 2006 ~ March 26, 2011.
-------------------------------------------------------------------------------------------------------------------------
Feb. 27, 2004     Submission of 2003 audit              - Submission of 2003 audit report (by Anjin, Co.)
                  report
-------------------------------------------------------------------------------------------------------------------------
Mar. 11, 2004     BOD resolution on calling             - Calling the 7th AGM - agenda and main issues
                  AGM
-------------------------------------------------------------------------------------------------------------------------

Mar. 23, 2004     Exclusion of affiliated       -          Exclusion of Dreamline Co. and Hanaro Dream, Co.
                  companies                                from Hanaro Telecom's affiliated companies.
-----------------------------------------------------------------------------------------------------------
                  Resolutions of 2004 Annual    -          Disclosure of approved items at AGM
Mar. 26, 2004     General Meeting of
                  Shareholders
-----------------------------------------------------------------------------------------------------------
Mar. 26, 2004     Resignation of outside        -          Name: Byung Mu Park, Kyung Jun Choi, Shin Bae Kim
                  directors                     -          Date of AGM resolution: March 26, 2004
-----------------------------------------------------------------------------------------------------------
Mar. 26, 2004     Resolution on appointment     -          Name: Byung Mu Park, Varun Bery, Min-Lae Cho
                  of outside directors          -          Date of AGM resolution: March 26, 2004
-----------------------------------------------------------------------------------------------------------
Mar. 26, 2004     Resignation of audit          -          Name: Kyung Jun Choi
                  committee members             -          Date of AGM resolution: March 26, 2004
-----------------------------------------------------------------------------------------------------------
Mar. 26, 2004     Nomination of audit           -          Nominee: Byung Mu Park
                  committee members             -          Date of AGM resolution: March 26, 2004
-----------------------------------------------------------------------------------------------------------

B) Public disclosure pursuant to KOSDAQ regulations

     Date                                Title                                   Public Disclosure
-----------------------------------------------------------------------------------------------------------
Jan. 6, 2003       Open interest balance of derivatives
-----------------------------------------------------------------------------------------------------------
Jan. 16, 2003      Syndicated loan
-----------------------------------------------------------------------------------------------------------
Jan. 17, 2003      Acquisition (redemption) of convertible bonds
                   before maturity
-----------------------------------------------------------------------------------------------------------
Jan. 17, 2003      Acquisition (redemption) of convertible bonds
                   before maturity
-----------------------------------------------------------------------------------------------------------
Feb. 6, 2003       5% increase in revenue compared to previous
                   fiscal year
-----------------------------------------------------------------------------------------------------------
Feb. 6, 2003       15% decrease in ordinary loss compared to
                   previous fiscal year
-----------------------------------------------------------------------------------------------------------
Feb. 6, 2003       15% decrease in net loss compared to previous
                   fiscal year
-----------------------------------------------------------------------------------------------------------
Feb. 25, 2003      BOD resolution for Annual General Meeting of
                   Shareholders
-----------------------------------------------------------------------------------------------------------
Feb. 25, 2003      Amendments to business objectives
-----------------------------------------------------------------------------------------------------------
Feb. 25, 2003      Transaction with the largest shareholding group
-----------------------------------------------------------------------------------------------------------
Feb. 25, 2003      Transaction with the largest shareholding group
-----------------------------------------------------------------------------------------------------------
Feb. 25, 2003      Transaction with the largest shareholding group
-----------------------------------------------------------------------------------------------------------
Feb. 25, 2003      Cancellation of Stock Purchase Option Rights Grant
-----------------------------------------------------------------------------------------------------------
Mar. 13, 2003      AGM reference material
-----------------------------------------------------------------------------------------------------------
Mar. 28, 2003      Resolutions of 2003 Annual General Meeting of
                   Shareholders
-----------------------------------------------------------------------------------------------------------
Mar. 28, 2003      Appointment of outside directors
-----------------------------------------------------------------------------------------------------------
Mar. 28, 2003      Appointment of Audit Committee members
-----------------------------------------------------------------------------------------------------------
                                                                       -   Before change ;
                                                                           - Representative Director &
Mar. 28, 2003      Change of Representative Director                         CEO : Un-Sik Shin
                                                                           - Representative Director &
-----------------------------------------------------------------------------------------------------------

                                                                             Senior Executive Vice
                                                                             President : In Haeng Lee
                                                                       -     After change ;
                                                                           - Representative Director &
                                                                             Senior Executive Vice
                                                                             President : In Haeng Lee
-----------------------------------------------------------------------------------------------------------
Mar. 28, 2003      Summary of BOD members
Mar. 31, 2003      Submission of 2002 annual report
-----------------------------------------------------------------------------------------------------------
Apr. 30, 2003      Submission of consolidated 2002 annual report
-----------------------------------------------------------------------------------------------------------
May. 9, 2003       BOD Resolution for EGM
-----------------------------------------------------------------------------------------------------------
May. 13, 2003      Lease of Real Estate to Affiliated Company
-----------------------------------------------------------------------------------------------------------
May. 15, 2003      Submission of 1Q 2003 quarterly report
-----------------------------------------------------------------------------------------------------------
May 28, 2003       Lease of Real Estate to Major Shareholder           -     LG Telecom
-----------------------------------------------------------------------------------------------------------
May 30, 2003       BOD resolution on corporate bond issue in the
                   form of private placement
-----------------------------------------------------------------------------------------------------------
Jun. 2, 2003       Lease of Real Estate to Affiliated Company          -     Dreamline
-----------------------------------------------------------------------------------------------------------
Jul. 3, 2003       BOD resolution on calling for Extraordinary         -     Correction of the previous
                   Shareholders Meeting                                      notice
-----------------------------------------------------------------------------------------------------------
Jul. 4, 2003       Lease of Real Estate from Major Shareholder and     -     Dacom
                   the related
-----------------------------------------------------------------------------------------------------------
Jul. 8, 2003       BOD resolution on new rights issue
-----------------------------------------------------------------------------------------------------------
Jul. 3, 2003       BOD resolution on calling for Extraordinary
                   Shareholders Meeting
-----------------------------------------------------------------------------------------------------------
Jul. 11, 2003      Lease of Real Estate from Major Shareholder and     -     LG Industrial Systems Co.,
                   the related                                               Ltd.
-----------------------------------------------------------------------------------------------------------
Jul. 21, 2003      Notice and Reference materials for
                   Extraordinary Shareholders Meeting
-----------------------------------------------------------------------------------------------------------
Jul. 24, 2003      Exclusion of affiliated company                     -     KDMC
-----------------------------------------------------------------------------------------------------------
Aug. 5, 2003       Resolution of Extraordinary Shareholders Meeting
-----------------------------------------------------------------------------------------------------------
                                                                       -     Before the change
                                                                             -  Representative Director &
                                                                                CEO : Un-Sik Shin
                                                                             -  Representative Director &
                                                                                Senior Executive Vice
                                                                                President : In Haeng Lee
Aug. 5, 2003       Change in Representative Director                           (Independent president)
                                                                       -     After the change
                                                                             -  Representative Director &
                                                                                Senior Executive Vice
                                                                                President : In Haeng Lee
                                                                                (Independent president)
-----------------------------------------------------------------------------------------------------------
Aug. 14, 2003      Submission of 1H03 Interim report
-----------------------------------------------------------------------------------------------------------
Aug. 19, 2003      Lease of real estate to the largest shareholder
                   or others
-----------------------------------------------------------------------------------------------------------
Aug. 21, 2003      BOD resolution on CB issue
-----------------------------------------------------------------------------------------------------------
Aug. 23, 2003      Notice of material changes
-----------------------------------------------------------------------------------------------------------
Aug. 26, 2003      Notice of material changes
-----------------------------------------------------------------------------------------------------------

                                                                       -     Date : September 16, 2003
Aug. 29, 2003      Notice of the closing of shareholder registrar      -     Purpose : extraordinary
                                                                             shareholders meeting
-----------------------------------------------------------------------------------------------------------
Aug. 29, 2003      BOD resolution on new share issuance
-----------------------------------------------------------------------------------------------------------
Aug. 29, 2003      BOD resolution for calling an extraordinary
                   shareholders meeting
-----------------------------------------------------------------------------------------------------------
Sep. 2, 2003       Notice of material changes
-----------------------------------------------------------------------------------------------------------
Sep. 2, 2003       Repayment of bonds with warrants before maturity
-----------------------------------------------------------------------------------------------------------
Sep. 9, 2003       Changes of major shareholders
-----------------------------------------------------------------------------------------------------------
Sep. 27, 2003      Business transfer to the largest shareholder and
                   others
-----------------------------------------------------------------------------------------------------------
Sep. 27, 2003      Notice of correction : BOD resolution on calling
                   for extraordinary shareholders meeting
-----------------------------------------------------------------------------------------------------------
Sep. 27, 2003      Proxy reference material
-----------------------------------------------------------------------------------------------------------
Oct. 6, 2003       Notice of shareholders' meting and reference
                   materials to shareholders
-----------------------------------------------------------------------------------------------------------
Oct. 21, 2003      Resolution on calling EGM
-----------------------------------------------------------------------------------------------------------
Oct. 21, 2003      Resignation of outside directors
-----------------------------------------------------------------------------------------------------------
Oct. 21, 2003      Resignation of Audit Committee members
-----------------------------------------------------------------------------------------------------------
Oct. 21, 2003      Appointment of outside directors
-----------------------------------------------------------------------------------------------------------
                                                                       -     Before the change
                                                                             -  Representative Director &
                                                                                CEO : Chang-Bun Yoon
                                                                             -  Representative Director &
                                                                                Senior Executive Vice
                                                                                President : In Haeng Lee
                                                                                (Independent president)
                                                                       -     After the change
Oct. 21, 2003      Changes to representative director                        -  Representative Director &
                                                                                CEO : Chang-Bun Yoon
                                                                       -     Such appointment of directors
                                                                             is conditional upon
                                                                             successful completion
                                                                             of the Investment
                                                                             Agreement' signed between
                                                                             the Company and the
                                                                             foreign investors
-----------------------------------------------------------------------------------------------------------
Oct. 31, 2003      Notice of correction : BOD resolution on new
                   share issuance
-----------------------------------------------------------------------------------------------------------
Nov. 3, 2003       Notice of correction : business transfer with
                   the largest shareholder and others
-----------------------------------------------------------------------------------------------------------
Nov. 14, 2003      Quarterly Report
-----------------------------------------------------------------------------------------------------------
Nov. 19, 2003      Notice of correction : Resolution on new share
                   issuance
-----------------------------------------------------------------------------------------------------------
Nov. 19, 2003      Change of the largest shareholder
-----------------------------------------------------------------------------------------------------------
Nov. 19, 2003      Change of the major shareholders
-----------------------------------------------------------------------------------------------------------
Nov. 21, 2003      Closing of Syndicated Loan Agreement
-----------------------------------------------------------------------------------------------------------
Nov. 21, 2003      Appointment of audit committee members
-----------------------------------------------------------------------------------------------------------
Dec. 10, 2003      Notice of correction: Termination of business
-----------------------------------------------------------------------------------------------------------

     Date                                   Title                                    Public Disclosure
------------------------------------------------------------------------------------------------------------
                  with major shareholders
                                                                                  - Date : December 31, 2003
                                                                                  - Period: Jan. 1, 2004 -
Dec.21, 2003      Notice of the closing of shareholder registrar                    Jan. 31, 2004
                                                                                  - Purpose: AGM
------------------------------------------------------------------------------------------------------------
Dec. 22, 2003     Open Interest Balance of Derivatives
------------------------------------------------------------------------------------------------------------
Jan. 6, 2004      Notice of material information
------------------------------------------------------------------------------------------------------------
Feb. 2, 2004      Notice of material information
------------------------------------------------------------------------------------------------------------
Feb. 6, 2004      Notice of material information
------------------------------------------------------------------------------------------------------------
Feb. 10, 2004     Open Interest Balance of Derivatives
------------------------------------------------------------------------------------------------------------
Feb. 13, 2004     BOD resolution on AGM
------------------------------------------------------------------------------------------------------------
Feb. 13, 2004     Change in business purpose
------------------------------------------------------------------------------------------------------------
Feb. 13, 2004     5% increase in revenue compared to previous
                  fiscal year
------------------------------------------------------------------------------------------------------------
Feb. 13, 2004     15% increase in ordinary losses compared to
                  previous fiscal year
------------------------------------------------------------------------------------------------------------
Feb. 13, 2004     15% increase in net losses compared to previous fiscal year
------------------------------------------------------------------------------------------------------------
Feb. 26, 2004     Notice of correction: BOD resolution on calling the 7th AGM
------------------------------------------------------------------------------------------------------------
Feb. 26, 2004     Notice of correction: Change of business purpose
------------------------------------------------------------------------------------------------------------
Feb. 26, 2004     BOD resolution on the grant of stock options
------------------------------------------------------------------------------------------------------------
Feb. 27, 2004     Submission of 2003 audit report
------------------------------------------------------------------------------------------------------------
Mar. 11, 2004     BOD resolution on calling AGM
------------------------------------------------------------------------------------------------------------
Mar. 23, 2004     Exclusion of affiliated companies
------------------------------------------------------------------------------------------------------------
Mar. 26, 2004     Resolutions of 2004 Annual General Meeting of
                  Shareholders
------------------------------------------------------------------------------------------------------------
Mar. 26, 2004     Resignation of outside directors
------------------------------------------------------------------------------------------------------------
Mar. 26, 2004     Resolution on appointment of outside directors
------------------------------------------------------------------------------------------------------------
Mar. 26, 2004     Resignation of audit committee
------------------------------------------------------------------------------------------------------------
Mar. 26, 2004     Nomination of audit committee
------------------------------------------------------------------------------------------------------------

C)       Fair Disclosure (FD)

    Date        Title                         Public Disclosure
------------------------------------------------------------------------------------------------------------
Nov. 1, 2002      FD           Press release : BOD resolution on foreign investment inducement
------------------------------------------------------------------------------------------------------------
Nov. 7, 2002      FD           Subscriber numbers as of October 2002
------------------------------------------------------------------------------------------------------------
Nov. 8, 2002      FD           Announcement of 2002 October subscriber number
------------------------------------------------------------------------------------------------------------
Nov. 14, 2002     FD           3Q2002 conference call
------------------------------------------------------------------------------------------------------------
Nov 14, 2002      FD           3Q02002 earnings announcement
------------------------------------------------------------------------------------------------------------
Nov. 27, 2002     FD           Press release : Export of animated 3-D film to Japan
------------------------------------------------------------------------------------------------------------
Nov. 29, 2002     FD           Official stance of Hanaro Telecom on acquisition of a major stake in
                               Powercomm by Dacom
------------------------------------------------------------------------------------------------------------

    Date        Title                         Public Disclosure
---------------------------------------------------------------------------------------------------
Nov. 29, 2002     FD           Official stance of Hanaro Telecom on Dacom's acquisition of a major stake in Powercomm
---------------------------------------------------------------------------------------------------
Dec. 5, 2002      FD           Management restructuring
---------------------------------------------------------------------------------------------------
Dec. 11, 2002     FD           Announcement of 2002 November subscriber numbers
---------------------------------------------------------------------------------------------------
Dec. 12, 2002     FD           Long-distance and international telephony service license
---------------------------------------------------------------------------------------------------
Dec. 16, 2002     FD           Press release : Hanaro's agreement with Flarion Technologies
---------------------------------------------------------------------------------------------------
Dec. 130, 2002    FD           Press release : Hanaro's acquisition of 72% stake in Thrunet
---------------------------------------------------------------------------------------------------
Jan. 16, 2003     FD           Announcement of 2002 December subscriber numbers
---------------------------------------------------------------------------------------------------
Jan. 16, 2003     FD           Press release : Cancellation of Share purchase agreement
---------------------------------------------------------------------------------------------------
Jan. 17, 2003     FD           Press release : Commercialization of 20Mbps-VDSL broadband service
---------------------------------------------------------------------------------------------------
Jan. 23, 2003     FD           Press release : Establishment of mobile LAN-based IPv6
                               (Internet protocol version 6) system
---------------------------------------------------------------------------------------------------
Feb. 6, 2003      FD           Press release : Announcement of 2002 results and 2003 business plan
---------------------------------------------------------------------------------------------------
Feb. 11, 2003     FD           Announcement of 2003 January subscriber numbers
---------------------------------------------------------------------------------------------------
Feb. 13, 2003     FD           Press release : Cooperation with Kyrgyz Republic
---------------------------------------------------------------------------------------------------
Feb. 28, 2003     FD           4Q2002 earnings announcement
---------------------------------------------------------------------------------------------------
Mar. 10, 2003     FD           Announcement of 2003 February subscriber numbers
---------------------------------------------------------------------------------------------------
Mar. 28, 2003     FD           The 54th BOD Meeting
---------------------------------------------------------------------------------------------------
Apr. 4, 2003      FD           Press release : MOU with Broad Storms for 2.3 GHz mobile internet
---------------------------------------------------------------------------------------------------
Apr. 11, 2003     FD           Announcement of 2003 March subscriber numbers
---------------------------------------------------------------------------------------------------
May. 12, 2003     FD           Announcement of 2003 April subscriber numbers
---------------------------------------------------------------------------------------------------
May. 13, 2003     FD           Press release : Ethics on Management
---------------------------------------------------------------------------------------------------
May. 14, 2003     FD           1Q2003 earnings announcement
---------------------------------------------------------------------------------------------------
May 27, 2003      FD           2.3 GHz wireless broadband service demonstration
---------------------------------------------------------------------------------------------------
Jun. 2, 2003      FD           Press release on KDB's financial support amounting to KRW150 billion
---------------------------------------------------------------------------------------------------
Jun 13, 2003      FD           2003 May subscriber numbers
---------------------------------------------------------------------------------------------------
Jul. 3, 2003      FD           Press release on BOD's disapproval of foreign investment inducement
---------------------------------------------------------------------------------------------------
Jul. 10, 2003     FD           2003 June subscribers
---------------------------------------------------------------------------------------------------
Jul. 23, 2003     FD           Press release on adjustment of voice service charge
---------------------------------------------------------------------------------------------------
Jul. 24, 2003     FD           Press release on 1H03 earnings results
---------------------------------------------------------------------------------------------------
Jul. 29, 2003     FD           Additional press release on adjustment of voice service charge
---------------------------------------------------------------------------------------------------
Jul. 31, 2003     FD           Press release on V-Ring service
---------------------------------------------------------------------------------------------------
Aug. 5, 2003     FD            Press release on resolutions of Extraordinary Shareholders Meeting
---------------------------------------------------------------------------------------------------
Aug. 8, 2003     FD            2003 July subscriber numbers
---------------------------------------------------------------------------------------------------
Aug. 14, 2003     FD           2Q03 earnings announcement
---------------------------------------------------------------------------------------------------

    Date        Title                         Public Disclosure
---------------------------------------------------------------------------------------------------
Aug. 28, 2003     FD           Press release on wireless LAN international roaming service
---------------------------------------------------------------------------------------------------
Sep. 9, 2003      FD           Press release on the Company's signing of Investment Agreement with foreign investors
---------------------------------------------------------------------------------------------------
Sep. 9, 2003      FD           Announcement of 2003 August subscriber numbers
---------------------------------------------------------------------------------------------------
Oct. 10, 2003     FD           Announcement of 2003 September subscriber numbers
---------------------------------------------------------------------------------------------------
Nov. 10, 2003     FD           Press release on the Company's organizational restructuring
---------------------------------------------------------------------------------------------------
Nov. 11, 2003     FD           3Q03 earnings announcement
---------------------------------------------------------------------------------------------------
Nov. 18, 2003     FD           Announcement of 2003 October subscriber numbers
---------------------------------------------------------------------------------------------------
Dec. 11, 2003     FD           Press Release: Hanaro launches international phone cards
---------------------------------------------------------------------------------------------------
Dec. 11, 2003     FD           Announcement of 2003 November subscriber numbers
---------------------------------------------------------------------------------------------------
Jan. 9, 2004      FD           Announcement of 2003 December subscriber numbers
---------------------------------------------------------------------------------------------------
Feb. 10, 2004     FD           Announcement of 2004 January subscriber numbers
---------------------------------------------------------------------------------------------------
                               Announcement of 4Q 2003 results and business plan for 2004

                               - Results for 2003 4Q

                               Revenues: KRW 349.2 billion; Operating profit: KRW 21.3
Feb. 17, 2004     FD           billion; net losses in 4Q: KRW 103.7 billion

                               - Business plans for 2004

                               Revenues: KRW 1.5 trillion; Operating profit: KRW 98.9 billion; Net profit:
                               KRW 500 million.
---------------------------------------------------------------------------------------------------
 Mar. 9, 2004     FD           Announcement of 2004 February subscriber numbers
---------------------------------------------------------------------------------------------------

D)       Corporate disclosure upon request

     Date              Title                                    Public Disclosure
-----------------------------------------------------------------------------------------------------------
Apr. 28, 2003     Foreign investment          The Company will make an adequate disclosure on any progress
                  inducement                  in foreign investment.
-----------------------------------------------------------------------------------------------------------
May 28, 2003      Foreign investment          The Company will make a timely disclosure on further
                  inducement                  developments if there is any.
-----------------------------------------------------------------------------------------------------------
Jun. 9, 2003      Acquisition of              The Company will make a timely disclosure on further
                  Dreamline Co.               developments if there is any.
-----------------------------------------------------------------------------------------------------------
                                              The Company's BOD discussed the subject on June 24, 2003.
Jun. 27, 2003     Foreign investment          Further discussion will be made on July 3 as the previous
                  inducement                  meeting resumes.
-----------------------------------------------------------------------------------------------------------
Jul. 3, 2003      Foreign investment          The subject did not obtain a BOD approval on July 3, 2003.
                  inducement
-----------------------------------------------------------------------------------------------------------
Jul. 9, 2003      Acquisition of              The Company will make a timely disclosure on further
                  Dreamline Co.               developments if there is any.
-----------------------------------------------------------------------------------------------------------
Aug. 8, 2003      Acquisition of              The Company will make a timely disclosure on further
                  Dreamline Co.               developments if there is any.
-----------------------------------------------------------------------------------------------------------
Sep. 8, 2003      Acquisition of              The Company will make a timely disclosure on further
                  Dreamline Co.               developments if there is any.
-----------------------------------------------------------------------------------------------------------
                                              The Company signed a business transfer agreement with
                                              Dreamline for some of Dreamline's service areas. The Company
Oct. 8, 2003      Acquisition of              shall make an adequate filing if there's any further
                  Dreamline                   material development.
-----------------------------------------------------------------------------------------------------------

     Date              Title                                    Public Disclosure
---------------------------------------------------------------------------------------------------------
Nov. 7, 2003      Acquisition of              There has been no further material development since the
                  Dreamline                   last filing.
---------------------------------------------------------------------------------------------------------
Dec. 5, 2003      Acquisition of              There has been no further material development since the
                  Dreamline                   last filing.
---------------------------------------------------------------------------------------------------------
Jan. 5, 2004      Acquisition of              There has been no further material development since the
                  Dreamline                   last filing.
---------------------------------------------------------------------------------------------------------
                                              Hanaro sent a final notice to Dreamline on February 2,
                                              2004 requesting to enter into a definitive business
                                              transfer contract for the acquisition of Dreamline's
                                              broadband Internet business in Suwon area. If the other
Feb. 5, 2004      Acquisition of              party cannot correct the breach within 7 day
                  Dreamline                   may terminate the contract immediately.

                                              There has been no further material development since the
                                              last filing.
---------------------------------------------------------------------------------------------------------
                                              Hanaro sent a notice of termination of transfer of business
Feb. 13, 2004     Acquisition of              with Dreamline Co. on Feb. 13, 2004.
                  Dreamline
                                              Final disclosure on the acquisition of Dreamline
---------------------------------------------------------------------------------------------------------

E)       Material developments after corporate disclosure

     Date             Title                     Development in previously disclosed matters
----------------------------------------------------------------------------------------------------------
Feb. 6, 2003      2003 Business Plan          Downward adjustment of the revenue target from KRW1.59
                                              trillion to KRW1.38 trillion
----------------------------------------------------------------------------------------------------------
                                              The Company is currently testing the necessary equipment
                  2.3 GHz wireless            with three companies that own the core technology. Selection
May 27, 2003      broadband service           of a supplier will be subject to next year's bidding
                  demonstration               criteria.
----------------------------------------------------------------------------------------------------------
                                              Acquisition of Dreamline's high-speed broadband internet
                                              business is unlikely due to the difficulties over the
Jun. 9, 2003      Acquisition of              relationship with other SO/RO and backbone networking
                  Dreamline Co.               business. (as disclosed on Feb. 13, 2004)
----------------------------------------------------------------------------------------------------------

2.       SUMMARY OF SHAREHOLDERS' MEETING

     Date                               Agenda                                       Resolution
------------------------------------------------------------------------------------------------------
The 7th AGM        Approval of Balance Sheet and Statements of                  Approved
(March 26, 2004)   operations for the FY2003
                   -----------------------------------------------------------------------------------
                   Approval of Statements of Disposition of Deficit             Approved (no dividend)
                   for the year FY2003
                   -----------------------------------------------------------------------------------
                   Approval of Granting the Stock Option Rights                 Not Presented
                   -----------------------------------------------------------------------------------
                   Approval of the ceiling amount of remuneration for           Approved
                   directors for year 2004
                   -----------------------------------------------------------------------------------
                   Amendment of the regulations for officers'                   Approved
                   severance payment
                   -----------------------------------------------------------------------------------
                   Amendment of the Articles of Incorporation                   Approved
                   -----------------------------------------------------------------------------------

     Date                               Agenda                                       Resolution
-----------------------------------------------------------------------------------------------------------------
                                                                                New outside directors
                                                                                - Varun Bery
                   Appointment of Outside Director                              - Min-Lae Cho
                                                                                New outside director/audit
                                                                                committee member
                                                                                - Byung Moo Park
-----------------------------------------------------------------------------------------------------------------
                   Approval of the lowest price of the shares to be
                   issued                                                       Approved as proposed
                   ----------------------------------------------------------------------------------------------
                   Approval of new share issuance                               Approved as proposed
                   ----------------------------------------------------------------------------------------------
                   Approval of amendment of the Articles of                     Approved as proposed
                   Incorporation
                   ----------------------------------------------------------------------------------------------
                                                                                New non-standing directors
Extraordinary      Appointment of non-standing directors                        - Wilfried Kaffenberger
Shareholders                                                                    - David Yeung
                   ----------------------------------------------------------------------------------------------
Meeting (October                                                                New outside directors
21, 2003)                                                                       - Paul Chen
                                                                                - Byung Moo Park

                   Appointment of outside directors                             - Kyung-Joon Choi
                                                                                Re-appointed directors
                                                                                - Sung Kyu Park
                                                                                - Sun Woo Kim
-----------------------------------------------------------------------------------------------------------------
                   Approval of issuance of shares at a per share
                   price below par value                                        Not approved
Extraordinary      ----------------------------------------------------------------------------------------------
Shareholders       Approval of new share issuance                               Not approved
Meeting (August    ----------------------------------------------------------------------------------------------
5, 2003)           Approval of amendment of the Articles of                     Not approved
                   Incorporation
                   ----------------------------------------------------------------------------------------------
                   Appointment of standing director                             Approved. Mr. Chang-Bun Yoon
                   ----------------------------------------------------------------------------------------------
                   Appointment of non-standing director                         Not considered
                   ----------------------------------------------------------------------------------------------
                   Approval of Balance Sheet and Statements of                  Approved
                   ----------------------------------------------------------------------------------------------
                   operations for the FY2002
                   Approval of Statements of Disposition of Deficit             Approved (no dividend)
                   for the year FY2002
                   ----------------------------------------------------------------------------------------------
                                                                                Directors newly elected;
                                                                                Sun Woo Kim (Outside Director)
                                                                                Sa Hyeon Seo (Outside Director)
                                                                                Directors re-elected;
The 6th AGM        Appointment of directors                                     Young Woo Nam (Non-standing)
(March 28, 2003)                                                                Yong Hwan Kim (Non-standing)
                                                                                Wung Hae Lee (Outside Director)
                                                                                Sung Kyou Park (Outside Director)
                   ----------------------------------------------------------------------------------------------
                   Approval of maximum amount of remuneration for               Approved
                   directors for year 2003
                   ----------------------------------------------------------------------------------------------
                   Amendments to the Articles of Incorporation                  Rejected
-----------------------------------------------------------------------------------------------------------------
The 5th AGM        Approval of Balance Sheet and Statements of                  Approved
(March 29, 2002)   operations for the FY2001
                   ----------------------------------------------------------------------------------------------
                   Approval of Statements of Disposition of Deficit             Approved (no dividend)
                   for the year FY2001
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
                   Amendments to the Articles of Incorporation                  Approved
                   Amendments to the regulation on severance payment            Approved
                   for standing directors
                   ----------------------------------------------------------------------------------------------
                                                                                Directors newly elected;
                                                                                Dong Ki Kim (Outside Director)
                                                                                Sung Kyou Park (Outside Director)
                                                                                Yong Hwan Kim (Outside Director)
                   Appointment of new directors                                 Wung Hae Lee (Outside Director)
                                                                                Hang Gu Bahk (Outside Director)
                                                                                Shin Bae Kim (Outside Director)
                                                                                Soon Ho Hong (Non-standing)
                   ----------------------------------------------------------------------------------------------
                   Approval of maximum amount of remuneration for               Approved
                   directors for year 2002

3.       CONTINGENT LIABILITIES

         A)       Promissory notes

            Creditor                  Number of notes                  Amount                    Remarks
-------------------------------------------------------------------------------------------------------------
     Financial institutions                  4                         Blank                 Relating to loan
-------------------------------------------------------------------------------------------------------------

4.       DISCIPLINARY NOTICE

            Date                           Reason                                            Remarks
----------------------------------------------------------------------------------------------------------------
        Dec. 30, 2003         Failure to submit the prospectus on the issuance      Penalties - KRW 500 million
                                               of overseas BW.
----------------------------------------------------------------------------------------------------------------
        Jan. 7, 2004          Violation - Ownership of shares in excess of the                Warning
                                          foreign ownership limit.
----------------------------------------------------------------------------------------------------------------

5.       MATTERS OF IMPORTANCE AFTER 2003 BOOK CLOSING

         At the 7th AGM, the BOD decided not to present the agenda regarding the approval of granting the stock options to the nominated directors and employees.

                                                                       EXHIBIT A

            HANARO TELECOM, INC.

            NON-CONSOLIDATED FINANCIAL STATEMENTS
            AS OF DECEMBER 31, 2003 AND 2002
            TOGETHER WITH
            INDEPENDENT PUBLIC ACCOUNTANTS' REPORT

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

           English Translation of a Report Originally Issued in Korean

To the Shareholders and Board of Directors of Hanaro Telecom, Inc.:

We have audited the accompanying non-consolidated balance sheets of Hanaro Telecom, Inc. (the "Company") as of December 31, 2003 and 2002, and the related non-consolidated statements of operations, disposition of deficit and cash flows for the years then ended, all expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanaro Telecom, Inc. as of December 31, 2003 and 2002, and the results of its operations, changes in its deficit and its cash flows for the years then ended in conformity with financial accounting standards in the Republic of Korea (Note 2).

The translated amounts in the accompanying financial statements have been translated into U.S. dollars, solely for the convenience of the reader, on the basis set forth in Note 2.

As explained in Note 17, on November 18, 2003, the Company issued 182,182,500 common shares at W3,200 per share (par value : W5,000) for the specified foreign investors. The discounts at less than par value, which amounts to W329,062 million, and the issuing cost of W19,111 million were offset against the existing paid-in capital in excess of par value.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

Anjin Deloitte LLC

Seoul, Korea
February 12, 2004

                                Notice to Readers

This report is effective as of February 12, 2004, the auditors' report date. Certain subsequent events or circumstances may have occurred between the auditors' report date and the time the auditors' report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the auditors' report.

                              HANARO TELECOM, INC.

                         NON-CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 2003 AND 2002

                                                                                                      Translation into
                                                                               Korean Won           U.S. Dollars (Note 2)
                                                                        -----------------------    ------------------------
                                                                           2003         2002          2003          2002
                                                                        ----------   ----------    -----------   ----------
                                                                             (In millions)              (In thousands)
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents (Note 3)                                  W  196,128   W  278,511    $   164,454   $  233,533
    Short-term financial instruments (Notes 4 and 5)                       217,272      131,723        182,183      110,450
    Short-term investment securities (Note 6)                                  273       18,770            229       15,739
    Trade receivables, net of allowance for doubtful
     accounts of W36,955 million in 2003 and W13,517 million in
     2002, and discount on present value of W5 million in 2003             207,799      205,830        174,240      172,589
    Short-term loans, net of discount on present value of W596
     million in 2003 and W189 million in 2002 (Note 9)                      14,451        7,193         12,117        6,031
    Accounts receivable-other, net of allowance for doubtful accounts
     of W2,899 million in 2003 and 2002                                     3,140        5,930          2,633         4,972
    Accrued income                                                           6,249        4,982          5,240        4,177
    Prepaid expenses                                                        21,921        8,409         18,381        7,051
    Prepaid income tax                                                       2,347        3,709          1,968        3,110
    Advanced payments                                                        1,548          185          1,298          155
    Forward exchange contracts (Note 16)                                       173            -            145            -
    Inventories                                                              1,270       10,862          1,065        9,109
                                                                        ----------   ----------    -----------   ----------
                                                                           672,571      676,104        563,953      566,916
                                                                        ----------   ----------    -----------   ----------

NON-CURRENT ASSETS:
    Long-term financial instruments (Notes 4 and 5)                              7            5              6            4
    Long-term investment securities (Note 7)                                24,984       49,316         20,949       41,352
    Investment securities using the equity method (Note 8)                  20,338       40,796         17,053       34,208
    Long-term trade receivables, net of discount on present value of
     W680 million in 2003 (Note 2)                                           1,038            -            870            -
    Long-term loans, net of discount on present value of W2,525
     million in 2003 and W4,006 million in 2002 (Note 9)                    13,483       23,161         11,306       19,421
    Key-money deposits                                                      45,180       61,156         37,884       51,280
    Long-term prepaid expenses                                              12,893       13,990         10,811       11,730
    Property and equipment, net (Notes 10, 12, 14 and 25)                2,542,994    2,695,529      2,132,311    2,260,212
    Intangibles (Notes 11 and 24)                                           48,434       41,513         40,612       34,808
                                                                        ----------   ----------    -----------   ----------
                                                                         2,709,351    2,925,466      2,271,802    2,453,015
                                                                        ----------   ----------    -----------   ----------
               Total Assets                                             W3,381,922   W3,601,570    $ 2,835,755   $3,019,931
                                                                        ==========   ==========    ===========   ==========

         (continued)

                              HANARO TELECOM, INC.

                        AS OF DECEMBER 31, 2003 AND 2002

                                                                                                      Translation into
                                                                               Korean Won           U.S. Dollars (Note 2)
                                                                        -----------------------    ------------------------
                                                                           2003         2002          2003          2002
                                                                        ----------   ----------    -----------   ----------
                                                                             (In millions)              (In thousands)
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Trade payables                                                      W   31,319   W   70,234    $    26,261   $   58,891
    Other accounts payable                                                 116,686      153,254         97,842      128,504
    Short-term borrowings (Note 13)                                        163,000       55,000        136,676       46,118
    Advances received                                                        3,268        3,036          2,740        2,546
    Accrued expenses                                                        60,780       43,795         50,964       36,722
    Withholdings                                                            20,172       12,675         16,914       10,628
    Current portion of Asset Backed Securities payable (Note 15)            32,510      122,972         27,260      103,113
    Current maturities of long-term debt, net of discount on
     debentures of W3,476 million in 2003 and W5,180 million in 2002, and present value discount of W1,698 million in 2003, and
     accrued interest of W8,246 million in 2002 (Notes 12 and 14)          352,226      842,964        295,343      706,829
    Forward exchange contracts                                                   -        1,888              -        1,583
    Interest swap (Note 16)                                                 13,058        5,632         10,949        4,723
    Deposits received                                                        1,785       16,711          1,497       14,012
                                                                        ----------   ----------    -----------   ----------
                                                                           794,804    1,328,161        666,446    1,113,669
                                                                        ----------   ----------    -----------   ----------

LONG-TERM LIABILITIES:
    Long-term debt, net of current portion (Note 14)                       242,523      194,297        203,357      162,919
    Debentures, net (Note 14)                                              481,753      594,718        403,952      498,673
    Long-term obligation under capital leases (Note 12)                     48,570       38,087         40,726       31,936
    Long-term Asset Backed Securities payable (Note 15)                          -       32,510              -       27,260
    Long-term advances received                                             14,315       15,504         12,003       13,000
    Accrued severance indemnities, net (Note 2)                             21,728       22,057         18,219       18,495
    Long-term deposits received                                             19,874        1,566         16,664        1,313
                                                                        ----------   ----------    -----------   ----------
                                                                           828,763      898,739        694,921      753,596
                                                                        ----------   ----------    -----------   ----------
               Total Liabilities                                         1,623,567    2,226,900      1,361,367    1,867,265
                                                                        ----------   ----------    -----------   ----------

SHAREHOLDERS' EQUITY (Note 17):

    Capital stock                                                        2,310,676    1,396,613      1,937,511    1,171,066
    Paid-in capital in excess of par value                                 344,642      692,815        288,984      580,928
    Accumulated deficit                                                   (874,573)    (709,237)      (733,333)    (594,698)
    Capital adjustments:
     Stock compensation (Note 18)                                            5,916        4,541          4,961        3,808
     Valuation loss on available-for-sale securities, net (Note 7)          (6,806)      (4,430)        (5,707)      (3,715)
     Valuation loss on available-for-sale securities using the equity
      method (Note 8)                                                       (8,442)           -         (7,079)           -
     Valuation loss on interest swap (Note 16)                             (13,058)      (5,632)       (10,949)      (4,723)
                                                                        ----------   ----------    ------------  ----------
               Total Shareholders' Equity                                1,758,355    1,374,670      1,474,388    1,152,666
                                                                        ----------   ----------    -----------   ----------

               Total Liabilities and Shareholders' Equity               W3,381,922   W3,601,570    $ 2,835,755   $3,019,931
                                                                        ==========   ==========    ===========   ==========

        See accompanying notes to non-consolidated financial statements.

                              HANARO TELECOM, INC.

                    NON-CONSOLIDATED STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                                                      Translation into
                                                                               Korean Won           U.S. Dollars (Note 2)
                                                                        -----------------------    ------------------------
                                                                           2003         2002          2003          2002
                                                                        ----------   ----------    -----------   ----------
                                                                              (In millions,             (In thousands,
                                                                        except per share amount)   except per share amount)
OPERATING REVENUE (Note 25)                                             W1,375,336   W1,253,859    $ 1,153,225   $1,051,366

OPERATING EXPENSES (Note 19)                                             1,300,129    1,247,779      1,090,164    1,046,268
                                                                        ----------   ----------    -----------   ----------

OPERATING INCOME                                                            75,207        6,080         63,061        5,098
                                                                        ----------   ----------    -----------   ----------

NON-OPERATING INCOME:
    Interest income                                                         18,220       26,516         15,278       22,234
    Dividend income                                                              -        2,899              -        2,431
    Gain on disposal of short-term investment securities                       315        1,718            264        1,441
    Gains on disposal of long-term investment securities                       145          229            122          192
    Gain on disposal of property and equipment                               1,093           58            916           49
    Gain on foreign currency transactions                                      267        1,559            224        1,307
    Gain on foreign currency translation                                        19       17,064             16       14,308
    Gain on early redemption of debentures (Note 14)                           870            -            729            -
    Gain on valuation of forward exchange contract (Note 16)                   173            -            145            -
    Gain on transaction of forward exchange contract (Note 16)                 343          186            288          156
    Gain on valuation using the equity method (Note 8)                           -        1,266              -        1,062
    Other                                                                    5,197        5,655          4,357        4,741
                                                                        ----------   ----------    -----------   ----------
                                                                            26,642       57,150         22,339       47,921
                                                                        ----------   ----------    -----------   ----------
NON-OPERATING EXPENSES:
    Interest expense (Note 14)                                             139,328      142,389        116,827      119,394
    Asset Backed Securities payable expense (Note 15)                        9,028       18,382          7,570       15,413
    Loss on foreign currency transactions                                      764          428            641          359
    Loss on foreign currency translation                                       138          260            116          218
    Loss on disposal of short-term investment securities                     2,117            -          1,775            -
    Loss on valuation of trading securities                                    307        2,838            257        2,380
    Impairment loss on short-term investment securities                        940          600            788          503
    Impairment loss on long-term investment securities (Note 7)              3,385        6,357          2,838        5,330
    Donations                                                                  786          311            659          261
    Loss on early redemption of debentures (Note 14)                           308        4,265            258        3,576
    Loss on valuation using the equity method (Note 8)                      31,826            -         26,686            -
    Loss on disposal of property and equipment                               1,319        5,482          1,106        4,597
    Loss on disuse of property and equipment (Note 10)                      61,333            -         51,428            -
    Loss on valuation of forward exchange contract                               -        1,888              -        1,583
    Other (Note 2)                                                          15,606        3,170         13,086        2,658
                                                                        ----------   ----------    -----------   ----------
                                                                           267,185      186,370        224,035      156,272
                                                                        ----------   ----------    -----------   ----------
ORDINARY LOSS                                                             (165,336)    (123,140)      (138,635)    (103,253)

EXTRAORDINARY ITEMS                                                             -            -               -            -
                                                                        ----------   ----------    -----------   ----------
LOSS BEFORE INCOME TAX                                                    (165,336)    (123,140)      (138,635)    (103,253)

INCOME TAX EXPENSE (Note 20)                                                    -            -               -            -
                                                                        ----------   ----------    -----------   ----------
NET LOSS                                                                W (165,336)  W (123,140)   $  (138,635)  $ (103,253)
                                                                        ==========   ==========   ============   ==========
ORDINARY LOSS PER SHARE (Note 2)                                        W     (515)  W     (413)   $     (0.43)  $    (0.35)
                                                                        ==========   ==========   ============   ==========

NET LOSS PER SHARE (Note 2)                                             W     (515)  W     (413)   $     (0.43)  $    (0.35)
                                                                        ==========   ==========   ============   ==========

        See accompanying notes to non-consolidated financial statements.

                              HANARO TELECOM, INC.

              NON-CONSOLIDATED STATEMENTS OF DISPOSITION OF DEFICIT

                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                                                      Translation into
                                                                               Korean Won           U.S. Dollars (Note 2)
                                                                        -----------------------    ------------------------
                                                                           2003         2002          2003          2002
                                                                        ----------   ----------    -----------   ----------
                                                                             (In millions)              (In thousands)
ACCUMULATED DEFICIT BEFORE DISPOSITION:
    Undisposed deficit carried over from prior year                     W (709,237)  W (586,097)   $  (594,698)  $ (491,445)
    Net loss                                                              (165,336)    (123,140)      (138,635)    (103,253)
                                                                        ----------   ----------    -----------   -----------
                                                                          (874,573)    (709,237)      (733,333)    (594,698)

DISPOSITION OF DEFICIT                                                           -            -              -            -
                                                                        ----------   ----------    -----------   ----------

UNDISPOSED DEFICIT TO BE CARRIED FORWARD TO SUBSEQUENT YEAR             W (874,573)  W (709,237)   $  (733,333)  $ (594,698)
                                                                        ==========   ==========    ===========   ==========

        See accompanying notes to non-consolidated financial statements.

                              HANARO TELECOM, INC.

                    NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                                                      Translation into
                                                                               Korean Won            U.S. Dollars (Note)
                                                                        -----------------------    ------------------------
                                                                           2003         2002          2003          2002
                                                                        ----------   ----------    -----------   ----------
                                                                             (In millions)              (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                            W (165,336)  W (123,140)   $  (138,635)  $ (103,253)
                                                                        ----------   ----------    -----------   ----------
    Addition of expenses not involving cash outflows:
       Stock compensation expense                                            1,375        1,651          1,153        1,384
       Provision for severance indemnities                                  10,486        8,648          8,793        7,251
       Amortization of discount on debentures                               18,857       14,076         15,812       11,803
       Recognition of long-term accrued interest                             6,171        8,246          5,174        6,914
       Employee fringe benefits                                                944        2,070            792        1,736
       Depreciation                                                        424,813      385,324        356,207      323,096
       Loss on foreign currency translation                                    138          260            116          218
       Provision for doubtful accounts                                      25,573       10,200         21,443        8,553
       Loss on valuation of trading securities                                 307        2,838            257        2,380
       Loss on disposal of property and equipment                            1,319        5,482          1,106        4,597
       Impairment loss on short-term investment securities                     940          600            788          503
       Impairment loss on long-term investment securities                    3,385        6,357          2,838        5,330
       Loss on disposal of short-term investment securities                  2,117            -          1,775            -
       Loss on valuation using the equity method                            31,826            -         26,686            -
       Loss on disuse of property and equipment                             61,333            -         51,428            -
       Loss on early redemption of debentures                                  308        4,265            258        3,576
       Loss on valuation of forward exchange contract                            -        1,888              -        1,583
       Ordinary development cost and other                                   1,061        3,356            891        2,814
                                                                        ----------   ----------    -----------   ----------
                                                                           590,953      455,261        495,517      381,738
                                                                        ----------   ----------    -----------   ----------

    Deduction of revenues not involving cash inflows:
       Gain on disposal of short-term investment securities                    315        1,718            264        1,441
       Amortization of present value discount                                2,018        1,932          1,692        1,620
       Gain on transaction of forward exchange contract                        343          186            288          156
       Gain on valuation of forward exchange contract                          173            -            145            -
       Gain on disposal of property and equipment                            1,093           58            916           49
       Gain on disposal of long-term investment securities                     145          229            122          192
       Gain on foreign currency translation                                     19       17,064             16       14,308
       Gain on valuation using the equity method                                 -        1,266              -        1,062
       Gain on early redemption of debt                                        870            -            729            -
       Gain on disposal of key-money deposits                                   58           23             49           18
                                                                        ----------   ----------    -----------   ----------
                                                                             5,034       22,476          4,221       18,846
                                                                        ----------   ----------    -----------   ----------

    Changes in assets and liabilities resulting from operations:
       Increase in trade receivables                                       (28,129)     (85,316)       (23,586)     (71,538)
       Decrease (Increase) in accounts receivable-other                      2,790       (2,885)         2,339       (2,419)
       Increase in accrued income                                           (1,267)      (1,845)        (1,062)      (1,547)
       Decrease in prepaid expenses                                          5,711       22,388          4,789       18,772
       Decrease in prepaid income tax                                        1,363        1,571          1,143        1,317
       Increase in advanced payments                                        (1,363)     (12,032)        (1,143)     (10,089)
       Increase in inventories                                             (32,209)     (55,934)       (27,007)     (46,901)
       Decrease (Increase) in prepaid V.A.T.                                     -        5,905              -        4,951
       Decrease (Increase) in forward exchange contract                     (1,545)       2,705         (1,296)       2,268
       Decrease in long-term prepaid expenses                                1,097        6,961            920        5,837
       Decrease in trade payables                                          (38,915)     (33,184)       (32,630)     (27,825)

         (continued)

                              HANARO TELECOM, INC.

                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                                                      Translation into
                                                                               Korean Won           U.S. Dollars (Note 2)
                                                                        -----------------------    ------------------------
                                                                           2003         2002          2003          2002
                                                                        ----------   ----------    -----------   ----------
                                                                             (In millions)              (In thousands)
    Changes in assets and liabilities resulting from operations:
       Decrease in other accounts payable                               W  (36,554)  W (184,598)   $   (30,651)  $ (154,786)
       Increase in advances received                                           232        1,628            194        1,365
       Increase in accrued expenses                                         16,985       13,137         14,242       11,015
       Increase in withholdings                                              7,242        8,438          6,072        7,075
       Write-off of trade receivables                                       (1,449)         (40)        (1,215)         (34)
       Increase in long-term deposit received                                2,195        3,451          1,841        2,894
       Decrease in payments to National Pension                                138           65            116           55
       Payments of severance indemnities                                   (12,743)      (3,657)       (10,686)      (3,065)
                                                                        ----------   ----------    -----------   ----------
                                                                          (116,421)    (313,242)       (97,620)    (262,655)
                                                                        ----------   ----------    -----------   ----------
    Net cash flows provided by (used in) operating activities              304,162       (3,597)       255,041       (3,016)
                                                                        ----------   ----------    -----------   ----------

CASH FLOWS FROM INVESTING ACTIVITIES:

       Proceeds from disposal of short-term investment securities           34,128      101,840         28,616       85,393
       Collection of short-term financial instruments                      839,767      451,000        704,148      378,165
       Redemption of short-term loans                                        6,760        1,149          5,668          963
       Redemption of long-term loans                                         2,734        3,074          2,292        2,578
       Proceeds from disposal of long-term investment securities               406        1,804            340        1,513
       Withdrawal of long-term financial instruments                             -        1,217              -        1,020
       Refund of key-money deposits                                         19,815       10,404         16,615        8,724
       Proceeds from disposal of property and equipment                      9,270        3,481          7,773        2,919
       Acquisition of short-term financial instruments                    (925,316)    (476,923)      (775,881)    (399,902)
       Purchase of short-term investment securities                        (17,801)     (70,004)       (14,926)     (58,699)
       Extension of short-term loans                                          (596)        (572)          (500)        (480)
       Purchase of long-term investment securities                          (1,122)        (530)          (940)        (444)
       Acquisition of long-term financial instruments                           (2)         (82)            (2)         (69)
       Extension of long-term loans                                         (5,404)      (2,818)        (4,531)      (2,363)
       Payment of key-money deposits                                        (3,785)      (6,265)        (3,173)      (5,252)
       Acquisition of property and equipment                              (195,740)    (283,119)      (164,129)    (237,396)
       Payment of intangibles                                              (13,118)     (18,107)       (10,999)     (15,183)
                                                                        ----------   ----------    -----------   ----------
    Net cash flows used in investing activities                           (250,004)    (284,451)      (209,629)    (238,513)
                                                                        ----------   ----------    -----------   ----------

   (continued)

                              HANARO TELECOM, INC.

                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                                                      Translation into
                                                                             Korean Won             U.S. Dollars (Note 2)
                                                                     --------------------------    ------------------------
                                                                         2003           2002          2003          2002
                                                                     -------------   ----------    -----------   ----------
                                                                           (In millions)                (In thousands)
CASH FLOWS FROM FINANCING ACTIVITIES:

     Proceeds from short-term borrowings                             W    338,000    W   55,000    $   283,414   $   46,118
     Proceeds from long-term debt                                         148,329       236,424        124,374      198,242
     Proceed from issuance of debentures                                  261,013       572,676        218,860      480,191
     Proceeds from issuance of common stock                               565,889        76,223        474,500       63,913
     Repayment of short-term borrowings                                  (230,000)      (55,000)      (192,856)     (46,118)
     Repayment of long-term debt                                       (1,096,800)     (495,684)      (919,671)    (415,633)
     Decrease in Asset Backed Securities payable                         (122,972)      (97,617)      (103,112)     (81,851)
                                                                     ------------    ----------    -----------   ----------
    Net cash flows provided by (used in) financing
     activities                                                          (136,541)      292,022       (114,491)     244,862
                                                                     ------------    ----------    -----------   ----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                      (82,383)        3,974        (69,079)       3,333

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                              278,511       274,537        233,533      230,200
                                                                     ------------    ----------    -----------   ----------

CASH AND CASH EQUIVALENTS, END OF YEAR                               W    196,128    W  278,511    $   164,454   $  233,533
                                                                     ============    ==========    ===========   ==========

   (continued)

                              HANARO TELECOM, INC.

                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                                                                                      Translation into
                                                                               Korean Won            U.S. Dollars (Note)
                                                                        -----------------------    ------------------------
                                                                           2003         2002          2003          2002
                                                                        ----------   ----------    -----------   ----------
                                                                             (In millions)              (In thousands)
TRANSACTIONS NOT INVOLVING CASH:
    Transfer of long-term loans to current portion                      W   13,830   W    6,842    $    11,597   $    5,737
    Transfer of inventories to property and equipment                       41,801       59,374         35,050       49,785
    Transfer of debentures to current portion                              264,688      663,930        221,942      556,708
    Transfer of long-term debt to current portion                          103,271      166,867         86,593      139,919
    Transfer of long-term obligation under capital lease to current
     portion                                                                87,297       38,376         73,199       32,178
    Transfer of Asset Backed Securities payable to current portion          32,510      122,972         27,260      103,113
    Recognition of loss on valuation of available-for-sale securities
     as capital adjustments                                                  3,496        3,761          2,931        3,154
    Transfer of construction in progress to property and equipment         125,045       93,851        104,851       78,418
    Transfer of construction in progress to intangibles                          -       16,429              -       13,776
    Increase of long-term loans accompanied by long-term debt                    -        7,000              -        5,870
    Acquisition of property and equipment under long-term lease
     obligation                                                             98,230       20,526         82,366       17,211
    Transfer of other current liabilities to long-term deposits
     received                                                               17,121            -         14,356            -
    Transfer of long-term investment securities to investment
     securities using the equity method                                     19,809            -         16,610            -

        See accompanying notes to non-consolidated financial statements.

                              HANARO TELECOM, INC.

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

1. GENERAL:

Hanaro Telecom, Inc. (the "Company") was incorporated on September 26, 1997 pursuant to the laws of the Republic of Korea ("Korea"). The Company was formed following its selection by the Ministry of Information and Communication ("MIC") on June 13, 1997 as the second carrier to provide local telephony services in Korea. On November 11, 1998, the Company was listed on the Korea Securities Dealers Automated Quotation System ("KOSDAQ"). The Company issued American Depository Receipts ("ADRs") on April 4, 2000, which are traded on the National Association of Securities Dealers Automated Quotation System ("NASDAQ").

The Company commenced providing local call and high-speed data access, internet and multimedia access, on April 1, 1999 and is providing services in 80 cities, including Seoul, Pusan, Ulsan and Incheon, and 52 counties as of December 31, 2003. On December 12, 2002, the Company received a license to provide domestic long-distance calls and international calls from the MIC and will begin to provide the service in 2004.

The Company's headquarters is located in Seocho-Gu, Seoul. The Company has 26 domestic branches and also has invested in several companies such as Hanaro Telecom America, Inc., Hanaro Realty Development & Management Co., Ltd., Hanaro Telephone & Internet Information, Inc., and Dreamline Corporation in order to facilitate and strengthen its services.

As of December 31, 2003 and 2002, the shareholders of the Company are as follows:

                                                           2003                                  2002
                                              ------------------------------       ---------------------------------
                                              Number of        Percentage of       Number of           Percentage of
                                               shares           ownership(%)         shares             ownership(%)
                                              ---------        -------------       ---------           -------------
Newbridge Asia HT, L.P..                     49,535,799            10.72                    -                  -
AIF II NT, Ltd.                              38,456,250             8.32                    -                  -
AOF NT, Ltd.                                 24,721,875             5.35                    -                  -
Samsung Electronics Co., Ltd.                23,542,281             5.09           23,542,281               8.43
United Classic Investment Limited            20,392,746             4.41                    -                  -
Dacom Corporation                            19,754,656             4.27           19,754,656               7.07
HT Holding IX, L.P.                          12,818,750             2.77                    -                  -
Daewoo Securities Co., Ltd.                  12,000,000             2.60           12,000,000               4.30
LG Corp.                                     11,175,047             2.42           11,175,047               4.00
Employee stock ownership association          2,854,906             0.62            2,995,840               1.07
Others                                      246,882,870            53.43          209,854,856              75.13
                                            -----------           ------          -----------             ------
                                            462,135,180           100.00          279,322,680             100.00
                                            ===========           ======          ===========             ======

In common with other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices including corporate governance. The Company may be either directly or indirectly affected by these economic conditions and the reform program described above. The accompanying financial statements reflect management's assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management's current assessment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements.

The U.S. dollar amounts presented in these financial statements were computed by translating the Korean won into U.S. dollars based on the Korea Exchange Bank Basic Rate of W1,192.60 to US$ 1.00 at December 31, 2003, solely for the convenience of the reader. This convenience translation into U.S. dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The significant accounting policies followed by the Company in preparing the accompanying financial statements are summarized as follows:

Adoption of Newly Effective Statements of Korea Accounting Standards

The Company prepared its financial statements in accordance with the Statements of Korea Accounting Standards ("SKAS"), which is effective from January 1, 2003. The revised accounting standards include SKAS No.2 - "Interim Financial Reporting", No.3 - "Intangible Assets", No.4 - "Revenue Recognition", No.5 - "Tangible Assets", No.6 - "Events Occurring After Balance Sheet Dates", No.7 - "Capitalization of Financing Costs", No.8 - "Investments in Securities", No.9 - "Convertible Securities" and No.10 - "Inventories". The comparative financial statements were restated applying the above accounting standards.

Revenue Recognition

Revenue related to installation of service and sale of customer premises equipment is recognized when equipment is delivered and installation is completed. Revenue from monthly recurring service is recognized in the month the service is provided.

Cash and Cash Equivalents

Cash and cash equivalents are bank deposits and short-term money market instruments that can be easily converted into cash and whose risk of value fluctuation arising from changes of interest rates is not material. Only investments with maturities of three months or less at the acquisition date are included in cash equivalents.

Short-term Financial Instruments

Short-term financial instruments primarily consist of time deposits with original maturities of less than one year and repurchase agreements that invest in short-term highly liquid securities. Short-term financial instruments are recorded at cost. Interest income on short-term financial instruments is accrued as earned.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.

Changes in allowance for doubtful accounts of trade receivables and accounts receivables-other for the years ended December 31, 2003 and 2002 are as follows (won in millions):

                                             Amount
                                       ------------------
                                       2003         2002
                                       ----         ----
Beginning of period                 W  16,416    W   3,358
Provision                              24,887       13,098
Write-offs                             (1,449)         (40)
                                    ---------    ---------
End of period                       W  39,854    W  16,416
                                    =========    ==========

The Company reclassified the trade receivables against Onse Telecom into long-term trade receivables due to the court arrangement of debt and accordingly, recorded W686 million of the difference between the trade receivables and the discounted present value as provision for doubtful accounts in 2003.

Inventories

Inventories consist primarily of modems and local area network equipment to be leased to customers. Inventories are stated at the lower of cost or net realizable value, cost determined using the average cost method. If the net realizable value of inventories is lower than cost, inventories are adjusted to net realizable value and the difference between cost and revalued amount is charged to current operations.

Investment Securities Other than those Accounted for Using the Equity Method

(1) Classification of Securities

At acquisition, the Company classifies securities into one of the three categories: trading, held-to-maturity or available-for-sale. Trading securities are those that were acquired principally to generate profits from short-term fluctuations in prices. Held-to-maturity securities are those with fixed and determinable payments and fixed maturity that an enterprise has the positive intent and ability to hold to maturity. Available-for-sale securities are those not classified as either held-to-maturity or trading securities. Trading securities are classified as short-term investment securities, whereas available-for-sale securities and held-to-maturity securities are classified as long-term investment securities, except for those maturity dates or whose likelihood of being disposed of are within one year from balance sheet date, which are classified as short-term investment securities.

(2) Valuation of Securities

Securities are recognized initially at cost, which includes the market value of the consideration given and incidental expenses. If the market price of the consideration given is not available, the market prices of the securities purchased are used as the basis of measurement. If neither the market price of the consideration given nor those of the acquired securities are available, the acquisition cost is measured at the best estimates of its fair value.

After initial recognition, held-to-maturity securities are valued at amortized cost. The difference between their acquisition costs and face values is amortized over the remaining term of the securities by applying the effective interest method and added to or subtracted from the acquisition costs and interest income of the remaining period. Trading securities are valued at fair value, with unrealized gains or losses included in current operations. Available-for-sale securities are also valued at fair value, with unrealized gains or losses included in capital adjustments, until the securities are sold or if the securities are determined to be impaired and the lump-sum cumulative amount of capital adjustments are reflected in current operations. However, available-for-sale securities that are not traded in an active market and whose fair values cannot be reliably estimated are accounted for at acquisition costs. For those securities that are traded in an active market (marketable securities), fair values refers to the quoted market prices, which are measured as the closing price at the balance sheet date. The fair values of non-marketable debt securities are measured at the discounted future cash flows by using the discount rate that appropriately reflects the credit rating of the issuing entity assessed by a publicly reliable independent credit rating agency. If application of such measurement method is not feasible, estimates of the fair values may be made using a reasonable valuation model or quoted market prices of similar debt securities issued by entities conducting similar business in similar industries. Securities are evaluated at each balance sheet date to determine whether there is any objective evidence of impairment loss. When any such evidence exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of held-to-maturity security or non-marketable equity security is measured as the difference between the recoverable amount and the carrying amount.

The recoverable amount of held-to maturity security is the present value of expected future cash flows discounted at the securities' original effective interest rate. For available-for-sale debt or equity security stated at fair value, the amount of impairment loss to be recognized in the current period is determined by subtracting the amount of impairment loss of debt or equity security already recognized in prior period from the amount of amortized cost in excess of the recoverable amount for debt security or from the amount of acquisition cost in excess of fair value for equity security. For non-marketable equity securities accounted for at acquisition costs, the impairment loss is equal to the difference between the recoverable amount and the carrying amount.

If the realizable value subsequently recovers, in case of a security stated at fair value, the increase in value in recorded in current operations, up to the amount of the previously recognized impairment loss, while security stated at amortized cost or acquisition cost, the increase in value is recorded in current operations, so that its recovered value does not exceed what its amortized cost would be as of the recovery date if there had been no impairment loss.

(3) Reclassification of Securities

When transfers of securities between categories are needed because of changes in an entity's intention and ability to hold those securities, such transfer is accounted for as follows: trading securities cannot be reclassified into available-for-sale and held-to-maturity securities, and vice versa, except when certain trading securities lose their marketability. Available-for-sale securities and held-to-maturity securities can be reclassified into each other after fair value recognition. When held-to-maturity security is classified into available-for-sale security, the difference between fair value and book value is recorded as capital adjustments. Whereas, in case available-for-sale security is reclassified into held-to-maturity security, the difference is recorded as capital adjustments and amortized using effective interest rate method for the remaining periods.

Investment Securities Using the Equity Method

Equity securities held for investments in companies in which the Company is able to exercise significant influence over the investees are accounted for using the equity method. The Company's share in net income or net loss of investees is reflected in current operations. Changes in the retained earnings, capital surplus or other capital accounts of investees are accounted for as an adjustment to retained earnings or to capital adjustment.

Valuation of Assets and Liabilities at Present Value

Long-term accounts receivable and long-term payables are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as interest expense or interest income over the term of the related accounts.

Property and Equipment

Property and equipment are stated at cost. Expenditures that result in the enhancement of the value or extension of the useful life of the facilities involved are capitalized as additions to property and equipment. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

                                                      Estimated useful lives
                                                      ----------------------
Buildings, building facilities and structures                50 years
Machinery                                                     8 years
Vehicles and other                                          5~8 years

Capitalization of Financing Costs

Interest expense, discount and other financial charges, including certain foreign exchange translation gains and losses on borrowings associated with the manufacture, purchase, or construction of property and equipment, incurred prior to the completion of the acquisition, were capitalized until the year ended December 31, 2002, and are no longer capitalized from January 1, 2003 in compliance with SKAS No. 7. Interest capitalization for the year ended December 31, 2002 is as follows (won in millions):

                                        2003            2002
                                    -----------      ----------
Total interest incurred             W  139,328       W  146,560
Charged to expense                     139,328          142,389
                                    ----------       ----------
Interest capitalized                W        -       W    4,171
                                    ==========       ==========

Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75% of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90% of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

Intangibles

Intangibles are stated at cost, net of amortization. Amortization is computed using the straight-line method, based on the estimated useful lives of the assets as described below.

                                    Estimated Useful Lives
                                    ----------------------
Goodwill                                     5 years
Property rights of industry               5-10 years
Cable line usage rights                     20 years
Land rights                                 20 years
Development costs                            1 year

Convertible Bonds and Bonds with Warrants

The proceeds from issuance of debt securities with detachable warrants shall be allocated between the warrants and the debt securities based on their relative fair values at time of issuance. For debt securities with non-detachable warrants, the warrants are recorded as the difference between the issuance amount of debt securities with non-detachable warrants and the reference amount of debt securities without warrants in similar market. In accordance with SKAS No.9, the Company did not adjust retroactively the amount of detachable warrants on bonds issued before December 31, 2002. Interest expense on convertible bonds and bonds with warrants is recognized using the effective interest rate, which equalizes the issued amount of bonds to the present value of the future cash outflow of the bonds. Accordingly, the differences between accrued interest and interest paid are presented as an addition to the nominal value of the bonds as a long-term accrued interest account.

Discounts on Debentures

Discounts on debentures are amortized over the redemption period of the debenture using the effective interest rate method. Amortization of discounts is recognized as interest expense.

Accrued Severance Indemnities

All employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The severance indemnities that would be payable assuming all employees were to resign amount to W21,874 million and W22,341 million as of December 31, 2003 and 2002, respectively.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees' 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of W146 million and W284 million as of December 31, 2003 and 2002, respectively, are presented as a deduction from accrued severance indemnities. Starting April 1999, the Company and its employees each pay 4.5 percent of monthly pay to the National Pension Fund under the revised National Pension Law of Korea.

Changes in accrued severance indemnities for the years ended December 31, 2003 and 2002 are as follows (won in millions):

                               Amount
                       ----------------------
                         2003         2002
                       ----------   ---------
Beginning of period    W   22,341   W   15,664
Severance payments        (12,743)      (3,657)
                       ----------   ----------
                            9,598       12,007
Provision                  12,276       10,334
                       ----------   ----------
End of period          W   21,874   W   22,341
                       ==========   ==========

In 2003, the Company paid retirement bonus amounting to W4,513 million in addition to the normal severance payment. The retirement bonus was recorded as non-operating expense-other.

Accounting for Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date and the translation gains or losses are reflected in current operations. The balances have been translated using the rate announced by the Korea Exchange Bank, which was W1,192.60 and W1,186.30 to US$1.00 at December 31, 2003 and 2002, respectively.

Income Tax

The provision for income tax consists of the corporate income tax and resident surtax currently payable and the changes in deferred income taxes for the year. The Company recognizes deferred income taxes arising from temporary differences between amounts reported for financial accounting and income tax purposes. Deferred income taxes will be offset against those incurred in the future, if any. Deferred income taxes will be recalculated based on the actual tax rate in effect at each balance sheet date (see Note 20).

Stock Compensation Expense

The Company records the difference between the present value of the exercise price and the stock price at the grant date as compensation expense with a corresponding credit to the capital adjustment account (using the minimum value method). The computed deferred compensation expenses are allocated over the contracted vesting period. When the stock options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustment account and the par value of the new shares issued is recorded as additional paid-in capital. However, for the stock options granted in 1999, compensation expense was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options (see Note 18).

Net Loss Per Common Share

Net loss per common share is computed by dividing net loss, by the weighted average number of common shares outstanding during the period. The number of shares used in computing per share amounts for the years ended December 31, 2003 and 2002 were 321,310 thousand shares and 298,251 thousand shares, respectively.

For comparability, the Company recalculated the weighted average number of common shares for the year ended December 31, 2002 due to the issuance of new shares in 2003 at lower price than market in accordance with Interpretation 29-54 of the Financial Accounting Standards in Korea.

Net loss for common stock for the years ended December 31, 2003 and 2002 are computed as follows (won in millions):

                                       2003              2002
                                    ----------       -----------
Net loss                            W  165,336       W   123,140
Dividend for preferred stock                 -                 -
                                    ----------       -----------
Net loss for common stock           W  165,336       W   123,140
                                    ==========       ===========

Comparative Presentation

Certain amounts of prior year's financial statements are reclassified to confirm to the current year's presentation. This reclassification does not affect the net loss and net assets of the prior period.

3. CASH AND CASH EQUIVALENTS:

Cash and cash equivalents as of December 31, 2003 and 2002 are as follows (won in millions):

                                    Interest rate per annum (%)              Amount
                                    ---------------------------      -----------------------
                                               2003                     2003         2002
                                    ---------------------------      ----------   ----------
Cash on hand                                    -                    W        1   W        2
Passbook accounts                             0.1                         1,894          754
Time deposits                                   -                             -       21,171
Commercial paper                              3.3                       194,233            -
Money market fund                               -                             -      203,844
Repurchase agreements                           -                             -       10,000
Specified money trust                           -                             -       32,740
Fixed interest instruments                      -                             -       10,000
                                                                     ----------   ----------
                                                                     W  196,128   W  278,511
                                                                     ==========   ==========

4. SHORT-TERM AND LONG-TERM FINANCIAL INSTRUMENTS:

(1) Short-term financial instruments as of December 31, 2003 and 2002 are as follows (won in millions):

                                    Interest rate per annum (%)              Amount
                                    ---------------------------      ----------------------
                                              2003                      2003         2002
                                    ---------------------------      ----------   ---------
Time deposits                              3.7 ~ 4.56                W  183,520   W  85,700
Specified money trust                               -                         -      20,956
Money market deposit account                      3.4                    26,752           -
Repurchase agreements                       3.9 ~ 4.3                     7,000      25,067
                                                                     ----------   ---------
                                                                     W  217,272   W 131,723
                                                                     ==========   =========

(2) Long-term financial instruments as of December 31, 2003 and 2002 are as follows (won in millions):

                                    Interest rate per annum (%)              Amount
                                    ---------------------------      -----------------------
                                               2003                     2003         2002
                                    ---------------------------      ----------   ----------
Deposits for checking accounts                  -                    W        7   W        5

5. RESTRICTED DEPOSITS:

As of December 31, 2003 and 2002, the following deposits are subject to withdrawal restriction as guarantee for the payment of borrowings, checking accounts and other reasons (won in millions).

                                               Amount
                                    ----------------------------
                                        2003             2002
                                    -----------      -----------
Short-term financial instruments:
    Time deposits                   W   183,520      W    62,700
    Repurchase agreements                 2,000           14,800
    Money market deposit account         26,752                -
                                    -----------      -----------
                                        212,272           77,500
                                    -----------      -----------
Long-term financial instruments
    Deposits for checking accounts            7                5
                                    -----------      -----------
                                    W   212,279      W    77,505
                                    ===========      ===========

6. SHORT-TERM INVESTMENT SECURITIES:

Short-term investment securities as of December 31, 2003 and 2002 are as follows (won in millions):

                                                         2003                               2002
                                                         ----                               ----
                                         Acquisition cost     Book value    Acquisition cost    Book value
                                         ----------------     ----------    ----------------    ----------
Trading securities:

     Beneficiary certificates            W              -   W           -   W         25,000   W     17,630
     Money market funds                               579             273                  -              -
                                         ----------------   -------------   ----------------   ------------
                                                      579             273             25,000         17,630
                                         ----------------   -------------   ----------------   ------------

Held-to-maturity securities:
     Collateralized bond obligation                 1,540               -              2,860          1,140
                                         ----------------   -------------   ----------------   ------------
                                         W          2,119   W         273   W         27,860   W     18,770
                                         ================   =============   ================   ============

7. LONG-TERM INVESTMENT SECURITIES:

(1) Long-term investment securities as of December 31, 2003 and 2002 consist of the following (won in millions):

                                                                          2003                                2002
                                                                          ----                                ----
                                                               Ownership                           Ownership
                                                             percentage (%)         Amount       percentage (%)      Amount
                                                             --------------         ------       --------------      ------
Available-for-sale securities:
    Listed equity securities:
       LG Telecom, Ltd.                                            0.37         W        3,764         0.37       W      4,505
       IMRI Co., Ltd.                                              0.63                     11         0.63                 64
       Netsecure Technology, Inc.                                  2.35                    108         2.35                166
       C.C.S., Inc.                                                7.22                  1,894            -                  -
                                                                                --------------                    ------------
                                                                                         5,777                           4,735
                                                                                --------------                    ------------
    Investments in affiliates (unlisted equity securities):

       Hanaro Realty Development &
           Management Co., Ltd.                                       -                      -        99.99              2,500
       Hanaro Web(n) TV                                               -                      -        90.91             17,309
       Hanaro Telecom & Internet Information, Inc.                99.99                  1,900        99.99              1,900
       Hanaro Telecom Asia, Inc.                                 100.00                     23       100.00                 23
       Others                                                                                -                             500
                                                                                --------------                    ------------
                                                                                         1,923                          22,232
                                                                                --------------                    ------------
    Other non-listed equity securities:
       Korea Information Assurance, Inc.                           0.47         W          100         0.47       W        100
       Media Valley, Inc.                                             -                      -         5.44                256
       C.C.S., Inc.                                                   -                      -        10.00              4,500
       CCR Inc.                                                    2.08                    484         2.08              1,780
       Dauinternet, Inc.                                           0.71                     28         0.71              1,100
       Korea Digital Cable Media Center                           11.24                    500            -                  -
       Others                                                                            2,734                           2,498
                                                                                --------------                    ------------
                                                                                         3,846                          10,234
                                                                                --------------                    ------------
    Investments in funds:
       Engineering Benevolent Association                          0.03                     14         0.03                 14
       KDBC Hanaro Interventure Fund                              31.00                  3,100        31.00              3,100
                                                                                         3,114                           3,114
                                                                                        14,660                          40,315
Held-to-maturity securities:
    Investments in funds:
       Hana Dream Limited Co.                                      5.00                      1         5.00                  1
       Hanafos Securitization Specialty Co., Ltd.                  2.00                      -         2.00                  -
                                                                                --------------                    ------------
                                                                                             1                               1
                                                                                --------------                    ------------

                                                                 2003                          2002
                                                    -----------------------------    -------------------------
                                                      Ownership                        Ownership
                                                    percentage (%)       Amount      percentage (%)    Amount
                                                    --------------       ------      --------------    ------
Debt securities:
   G.P.S. Korea Inc.                                                    W       2                     W      -
   Hanafos Securitization Specialty Co., Ltd.                               9,000                        9,000
   Best Pool Securitization Specialty Co., Ltd.                               201                            -
   New KB STAR Guarantee ABS Specialty Co., Ltd.                            1,120                            -
                                                                        ---------                     --------
                                                                           10,323                        9,000
                                                                        ---------                     --------
                                                                           10,324                        9,001
                                                                        ---------                     --------
                                                                        W  24,984                     W 49,316
                                                                        =========                     ========

(2) Listed equity securities as of December 31, 2003 and 2002 are as follows (won in millions):

                                                   2003                               2002
                                    -----------------------------    --------------------------------
                                    Acquisition cost   Fair value    Acquisition cost      Fair value
                                    ----------------   ----------    ----------------      ----------
LG Telecom Co., Ltd.                W         5,396    W   3,764     W         5,396       W   4,505
IMRI Co., Ltd.                                  800           11                 800              64
Netsecure Technology, Inc.                    1,399          108               1,399             166
C.C.S., Inc.                                  4,740        1,894                   -               -
                                    ---------------    ---------     ----------------     ----------
                                    W        12,335    W   5,777     W         7,595       W   4,735
                                    ===============    =========     ================     ==========

Above listed equity securities are recorded at market price and the difference between acquisition cost and fair value is accounted for as capital adjustments.

(3) Investments in affiliates as of December 31, 2003 and 2002 are as follows (won in millions):

                                                    2003                            2002
                                    -----------------------------------  ---------------------------
                                    Acquisition cost   Net asset value   Book Value       Book Value
                                    ----------------   ---------------   ----------       ----------
Hanaro Realty Development &
    Management Co., Ltd.            W             -    W          -      W        -            2,500
Hanaro Web(n) TV                                  -               -               -           17,309
Hanaro Telecom & Internet
    Information, Inc.                         1,900               -           1,900            1,900
Hanaro Telecom Asia, Inc.                        23             300              23               23
M-Commerce Co., Ltd.                          4,585               -               -                -
Others                                        1,440               -               -              500
                                    ---------------    ------------      ----------       ----------
                                    W         7,948    W        300      W    1,923       W   22,232
                                    ===============    ============      ==========       ==========

In accordance with Interpretation 42-59 of the Financial Accounting Standards, the Company did not apply the equity method of accounting for the above investments in affiliates since the total assets of the individual invested company were less than W7,000 million as of the prior year end.

(4) Other non-listed equity securities as of December 31, 2003 and 2002 are as follows (won in millions):

                                                    2003                              2002
                                    -----------------------------------    ---------------------------
                                    Acquisition cost    Net asset value    Book Value       Book Value
                                    ----------------    ---------------    ----------       ----------
Korea Information Assurance, Inc.   W           100     W           82     W      100       W      100
Media Valley, Inc.                                -                  -              -              256
C.C.S., Inc.                                      -                  -              -            4,500
CCR Inc.                                      1,780                484            484            1,780
Dauinternet, Inc.                             1,100                 28             28            1,100
Korea Digital Cable Media Center                500                363            500                -
Others                                        6,609              1,736          2,734            2,498
                                    ---------------     --------------     ----------       ----------
                                    W        10,089     W        2,693       W  3,846        W  10,234
                                    ===============     ==============     ==========       ==========

Other non-listed equity securities of which net asset value declined and is not expected to recover were adjusted to net asset value or fair value, with the valuation loss of W3,385 million and W2,678 million of impairment loss on long-term investment securities charged to current operations.

(5) Debt securities as of December 31, 2003 and 2002 are as follows (won in millions):

                                                                            2003                               2002
                                                             -----------------------------    --------------------------------
                                                             Acquisition cost   Book value    Acquisition cost      Book value
                                                             ----------------   ----------    ----------------      ----------
Corporate bonds:
    G.P.S. Korea Inc.                                        W             2    W       2     W             -       W        -
Subordinate debt investments:
    Hanafos Securitization Specialty Co., Ltd.                         9,000        9,000                9,000           9,000
    Best Pool Securitization Specialty Co., Ltd.                         450          201                  450               -
    New KB STAR Guarantee ABS Specialty Co., Ltd.                      1,120        1,120                    -               -
                                                             ---------------    ---------     ----------------      ----------
                                                             W        10,572    W  10,323     W          9,450      W    9,000
                                                             ===============    =========     ================      ==========

8. INVESTMENT SECURITIES USING THE EQUITY METHOD:

(1) Investment securities using the equity method as of December 31, 2003 and 2002 are as follows (won in millions):

                                                  2003                                                2002
                                                  ----                                                ----
                                  Ownership                                          Ownership
                                 Percentage (%)              Book value             Percentage (%)               Book value
                                 --------------              ----------             --------------           ------------------
Dreamline Corp.                      26.28                 W          8,465               32.18              W           40,796
Hanaro Web(n)  TV                    90.91                            8,918                -                                  -
Hanaro Realty Development &
 Management Co., Ltd.                99.99                            2,955                -                                  -
                                                           ----------------                                  ------------------
                                                           W         20,338                                  W           40,796
                                                           ================                                  ==================

(2) Gain (loss) on valuation of equity securities for the years ended December 31, 2003 and 2002 is as follows (won in millions):

                                                                      Amount
                                                                      ------
                                 Acquisition    Net asset    Beginning                  Capital
                2003                 cost         value      of period   Gain(Loss)    adjustment    Book value
                ----                 ----         -----      ---------   ----------    ----------    ----------
Dreamline Corp.                  W    39,530  W     24,348  W    40,796  W (23,773)   W    (8,557)   W    8,466
Hanaro Web(n) TV                      17,310         5,888            -     (8,508)           115         8,917
Hanaro Realty Development &
   Management Co., Ltd.                2,500         2,955            -        455              -         2,955
                                 -----------  ------------  -----------  ---------    -----------    ----------
                                 W    59,340  W     33,191  W    40,796  W (31,826)   W    (8,442)   W   20,338
                                 ===========  ============  ===========  =========    ===========    ==========

                                                                       Amount
                                                                       ------
                                 Acquisition    Net asset    Beginning                  Capital
    2002                             cost         value      of period   Gain(Loss)    adjustment    Book value
    ----                             ----         -----      ---------   ----------    ----------    ----------
Dreamline Corp.                  W    39,530  W     67,641  W    39,530  W    1,266   W          -   W   40,796

(1) Changes in the difference between acquisition cost and net asset value at time of acquisition for the year ended December 31, 2003 are as follows (won in millions):

                                                     Amount
                              -------------------------------------------------------
                              Beginning of period      Recognition     End of period
                              -------------------      -----------     -------------
Dreamline Corp.                 W    (26,844)          W    (10,962)    W    (15,882)
Hanaro Web(n)TV                       15,149                 12,119            3,030
                                ------------           ------------     ------------
                                W    (11,695)          W      1,157     W    (12,852)
                                ============           ============     ============

9. LOANS TO EMPLOYEES:

Short-term and long-term loans to employees as of December 31, 2003 and 2002 are as follows (won in millions):

                                                                           2003                              2002
                                          Interest rate per      ---------------------------     ---------------------------
                                             annum (%)           Short-term       Long-term      Short-term       Long-term
                                          ---------------        -----------     -----------     -----------     -----------
Loans to employees for share ownership           -               W     8,808     W     4,588     W         -     W    14,835
Loans to employees for housing                  2.0                    1,382           8,226           1,147           6,733
Other                                            -                        98              41             109              63
                                                                 -----------     -----------     -----------     -----------
                                                                      10,288          12,855           1,256          21,631
   Less: discount on present value                                      (401)         (2,069)            (26)         (3,357)
                                                                 -----------     -----------     -----------     -----------

                                                                 W     9,887     W    10,786     W     1,230     W    18,274
                                                                 ===========     ===========     ===========     ===========

10. PROPERTY AND EQUIPMENT:

Changes in property and equipment for the year end December 31, 2003 are as follows (won in millions):

                                                                     Amount
                                    -----------------------------------------------------------------------
                                     Beginning of
                                        period            Increase           Decrease         End of period
                                    --------------     --------------     --------------     --------------
Land                                W      154,879     W          385     W           70     W      155,194
Buildings                                  250,999             49,593                163            300,429
Structures                                     192                  -                  -                192
Machinery                                3,061,887            342,605            117,412          3,287,080
Vehicles                                       545                  -                201                344
Other                                       40,492              5,428                589             45,331
Construction in progress                    83,932             64,961            125,045             23,848
Machinery in transit                           460                 69                468                 61
                                    --------------     --------------     --------------     --------------
                                         3,593,386            463,041            243,948          3,812,479
                                    --------------     --------------     --------------     --------------

Less: Accumulated depreciation
    Buildings                               16,022              6,462                  9             22,475
    Structures                                  12                  4                  -                 16
    Machinery                              862,974            406,628             47,200          1,222,402
    Vehicles                                   249                 51                133                167
    Other                                   18,600              6,088                263             24,425
                                    --------------     --------------     --------------     --------------
                                           897,857            419,233             47,605          1,269,485
                                    --------------     --------------     --------------     --------------
                                    W    2,695,529                                           W    2,542,994
                                    ==============                                           ==============

Depreciable assets are insured for fire and other casualty losses up to W1,608,902 million as of December 31, 2003.

The market value of the Company's land based on the official price of land (published by Ministry of Construction and Traffic) is W156,459 million as of December 31, 2003.

The Company recorded W61,333 million of loss on disuse of property and equipment in December 2003 due to discontinuance of service, decrease of customer demand and deterioration of certain machinery.

11. INTANGIBLES:

(1) Changes in intangibles for the year ended December 31, 2003 are as follows (won in millions):

                                     Beginning of period      Acquisition        Amortization      End of period
                                    ---------------------   ---------------     ---------------   ---------------
Goodwill                            W                 682   W             -     W           425   W           257
Intellectual proprietary rights                        16                 -                   8                 8
Cable line usage rights                            39,746             8,055               2,414            45,387
Development costs                                     999             5,063               3,346             2,716
Land rights                                            70                 -                   4                66
                                    ---------------------   ---------------     ---------------   ---------------
                                    W              41,513   W        13,118     W         6,197   W        48,434
                                    =====================   ===============     ===============   ===============

(2) W4,891 million and W4,784 million of ordinary research and development costs were charged to expense as incurred for the years ended December 31, 2003 and 2002, respectively.

12. LEASES:

(1) The Company has operating lease agreements for the rights to use various underground facilities to house its fiber-optic cable network, leased lines, telecommunication equipments and automobiles with some Metropolitan Subway Corp., Powercomm Corp., Dacom Corp. and KRX Co., Ltd. The payment schedule for the operating leases is as follows (won in millions):

                                          Amount
           ---------------------------------------------------------------
           Underground facilities
Year          and leased lines          Automobiles            Total
-----      ----------------------      -------------       ---------------
2004        W             19,934       W         784       W        20,718
2005                      19,934                 748                20,682
2006                      19,757                 313                20,070
2007                      19,509                   -                19,509
            --------------------       -------------       ---------------
            W             79,134       W       1,845       W        80,979
            ====================       =============       ===============

(2) The Company also has capital lease agreements with Korea Hewlett Packard Co., LG Card Services Corp., Samsung Card Co., Ltd., Shinhan Capital.,Co., Ltd., Yonhap Capital Co., Ltd., and Cisco Systems Capital Korea Ltd. for certain machinery and equipment. As of December 31, 2003 and 2002, the acquisition cost of machinery and equipment under capital leases was W193,959 million, and depreciation expenses related to the these capital leases for the year ended December 31, 2003 amount to W20,071 million.

         The future annual payments under these capital lease agreements as of December 31, 2003 are as follows (won in millions and dollar in thousands):


                          Principal                                       Interest
        --------------------------------------------   ---------------------------------------------       Total
Year      Korean won      US dollars  Won equivalent    Korean won      US dollars    Won equivalent   lease payment
----    ------------    ------------  --------------   -------------   ------------   --------------   --------------
2004    W      60,171   $     2,733   W        3,259   W       5,778   $       127    W          152   W       69,360
2005           36,863           146              175           2,040             3                 4           39,082
2006           10,801             -                -             354             -                 -           11,155
2007              731             -                -              23             -                 -              754
        -------------   -----------   --------------   -------------   -----------    --------------   --------------
        W     108,566   $     2,879            3,434   W       8,195   $       130               156   W      120,351
        =============   ===========                    =============   ===========                     ==============
                                             108,566                                           8,195
                                      --------------                                  --------------
                                             112,000                                  W        8,351
                                                                                      ==============
        Less: Current portion                (63,430)
                                      --------------
                                      W       48,570
                                      ==============

13. SHORT-TERM BORROWINGS:

Short-term borrowings as of December 31, 2003 and 2002 are as follows (won in millions):

                                     Interest rate per annum (%)                      Amount
                                     ---------------------------     -----------------------------------------
                                                 2003                      2003                   2002
                                    ----------------------------     ------------------     ------------------
General loans                                    6.00                W            3,000     W           55,000
Syndication loans                                7.60                            60,000                      -
Issuance of commercial paper                     5.43                           100,000                      -
                                                                     ------------------     ------------------
                                                                     W          163,000     W           55,000
                                                                     ==================     ==================

14. LONG-TERM DEBT AND DEBENTURES:

(1) Long-term debt in local currency as of December 31, 2003 and 2002 is as follows (won in millions):

                                            Interest rate per annum (%)               Amount
                                            ---------------------------    ---------------------------
                                                        2003                   2003            2002
                                            ---------------------------    ------------     ----------
Information promotion fund                          3.58 ~ 7.25            W   163,813      W  180,590
General loans                                       6.99 ~ 7.60                 55,000          32,000
Syndication loans                                   7.60 ~ 8.50                 24,952               -
Asset backed loan (ABL)                                  -                      25,902         128,764
                                                                           -----------      ----------
                                                                               269,667         341,354
Less:   Current portion                                                        (98,970)       (151,358)
        Discount on present value                                                 (844)              -
                                                                           -----------      ----------
                                                                           W   169,853      W  189,996
                                                                           ===========      ==========

         On April 18, 2002, the Company transferred the beneficiary certificates of W 207,000 million for the trust amount of W 226,800 million issued by Kookmin Bank to Hana Dream Limited Co.("Hanadream") in exchange for the right to receive certain of the Company's future trade receivables, which are expected to be incurred from April 2002 to April 2004. Hanadream issued Asset Backed Loans (ABL) amounting to W 207,000 million on April 25, 2002, of which the subordinate loan of W7,000 million was loaned by the Company and W 200,000 million was loaned by the banks. The proceeds of W200,000 million were remitted to the Company. In relation to the issuance of ABL, the Company recognizes the difference between the trade receivables and the reduced long-term debt as interest expense. The balance of current portion of long-term debt related to this ABL transaction as of December 31, 2003 amounts to W25,902 million. And, W7,538 million was recorded as interest expense for the year ended December 31, 2003.

(2) Long-term debt in foreign currency as of December 31, 2003 and 2002 is as follows (won in millions, dollar in thousands):

                                  Interest rate
                                  per annum(%)             US dollars                   Won equivalent
                                  -------------  ---------------------------      -------------------------
                                      2003           2003             2002           2003            2002
                                  -------------  -----------      ----------      ---------      ----------
Facility loans                           -       $         -      $   17,337      W       -      W   20,566
Syndication loans                     4.41            63,065               -         75,212               -
                                                 -----------      ----------      ---------      ----------
                                                      63,065          17,337         75,212          20,566

Less: Current portion                                      -         (13,711)             -         (16,265)
      Discount on present value                       (2,131)              -         (2,542)              -
                                                 -----------      ----------      ---------      ----------
                                                 $    60,934      $    3,626      W  72,670      W    4,301
                                                 ===========      ==========      =========      ==========

(3) Debentures as of December 31, 2003 and 2002 are as follows (won in millions):

                                                                            Amount
                                                             -------------------------------------
           Interest rate per annum (%)        Due                  2003                 2002
           ---------------------------     -----------       ----------------     ----------------
   1st                  -                  2000~2003         W              -     W        250,000
   2nd                  -                  2000~2005                        -              218,750
   3rd                  -                  2000~2003                        -              140,000
   10th                 -                  2001~2003                        -               10,000
   11th                 -                  2001~2003                        -               10,000
   12th                 -                  2001~2003                        -               10,000
   14th                 -                  2001~2003                        -               10,000
   15th               7.84                 2001~2004                   15,000               15,000
  17-1st              6.00                 2002~2004                   60,000               60,000
  17-2nd              6.00                 2002~2004                   40,000               40,000
   18th                 -                  2002~2007                        -              118,630
  19-1st              6.00                 2002~2004                   80,000               80,000
  19-2nd              6.00                 2002~2005                   20,000               20,000
   20th               6.43                 2002~2005                  100,000              100,000
   21st               6.00                 2002~2005                  170,000              170,000
   23th               6.00                 2003~2006                  190,000                    -
   24th               8.59                 2003~2005                   16,000                    -
                                                             ----------------     ----------------
                                                                      691,000            1,252,380
Less: Current portion                                                (195,000)            (636,130)
      Discount on present value                                       (14,247)             (21,532)
                                                             ----------------     ----------------
                                                             W        481,753     W        594,718
                                                             ================     ================

(4) On September 2, 2003, the Company early repaid bonds with stock warrants ("18th debenture") and recorded W870 million of gain on early redemption of debt. The warrants on the bonds with stock warrants is 15% or US$ 15,000 thousand and may be exercised until January 26, 2007. The exercise price is W5,000 at an exchange rate of W1,321.20 to US$1.00. The exercise price is scheduled to change quarterly based on the market price of the stock.

(5) As of December 31, 2003, US$ 62,000 thousand (15,322,680 shares) has been exercised and US$ 38,000 thousand (9,391,320 shares) remains unexercised for the 13th debenture (bond with stock warrant).

(6) During 2003, the Company early repaid W20,000 million of 1st debenture to reduce interest expense burden and recorded W308 million of loss on early redemption of debt.

(7) On December 10, 2003, the Company entered into the syndication loan agreement with Development Bank of Singapore, JP Morgan Chase, ABN Amro, Korea Exchange Bank, Korea Development Bank and other financial institutions. The loan amount approximates to W720 billion (won currency loan of W224,684 million and US$ currency loan of US$416,232 thousand), which includes term loan of W660 billion with a maturity of five years and revolving loan of W60 billion. The outstanding balance of this syndication loan as of December 31, 2003 is W160,164 million (short-term borrowings of W60,000 million, long-term debt in local currency of W24,952 million, and long-term debt in foreign currency of W75,212 million).

         In relation to the above syndication loan, the Company's buildings are pledged as collateral up to W531,411 million; machinery, of which book value is W1,937,437 million as of September 30, 2003, are provided as assignable mortgage; some intellectual property rights are pledged as collateral.

(8) The schedule of principal payments of debentures and long-term debt (excluding capital lease obligations explained in Note 12) as of December 31, 2003 is as follows (won in millions and dollar in thousands):

                                                     Long-term debt in foreign currency
                                  Long-term debt     ----------------------------------
Year          Debentures         in local currency    U.S. dollar        Won equivalent         Total
------       -------------       ------------------  -------------       --------------    --------------
2004         W     195,000       W      98,970       $           -        W           -    W      293,970
2005               306,000              95,233                   -                    -           401,233
2006               190,000              45,023               9,460               11,282           246,305
2007                     -              17,986              25,226               30,085            48,071
2008                     -              12,455              28,379               33,845            46,300
             -------------       -------------       -------------        -------------    --------------
             W     691,000       W     269,667       $      63,065        W      75,212    W    1,035,879
             =============       =============       =============        =============    ==============

(9) Other than collateral provided to the syndication loan consortium described in the Note 14(7), property and equipment of W142,956 million, short-term financial instruments of W78,620 million and investment securities of W3,000 million are pledged as collateral for short-term and long-term debt and debentures as of December 31, 2003.

(10) According to the covenants, debentures of 17-1st, 17-2nd, 19-1st, 19-2nd, 20th, and 21st require the Company to keep the debt ratio lower than 250 percent ~ 300 percent and the Company should not dispose its property and equipment of more than the amount of W750 billion ~W1,000 billion in each fiscal year.

15. ASSET BACKED SECURITIES PAYABLE:

In October 2001, the Company transferred the beneficiary certificates of W309,000 million for the trust amount of W341,000 million issued by a trustee bank to Hanafos Securitization Speciality Co., Ltd. ("Hanafos") in exchange for the right to receive certain of the Company's future trade receivables, which are expected to be incurred from October 2001 to April 2004. Hanafos then issued Asset Backed Securities (ABS) amounting to W309,000 million on October 31, 2001, of which a subordinate debt investment of W9,000 million was purchased by the Company and W300,000 million was purchased by third party investors. The proceeds of W300,000 million from the issuance of ABS by Hanafos were remitted to the Company. In relation to the issuance of ABS, the balance of Asset Backed Securities payable (current) as of December 31, 2003 amounts to W32,510 million, and W9,028 million and W18,382 million were recorded as Asset Backed Securities payable expense for the years ended December 31, 2003 and 2002, respectively.

16. DERIVATIVES:

(1)      Swap Contract

With reference to the Company's issuance of the 20th debenture (Floating Rate
Note) and syndication loan in foreign currency, the Company entered into a swap contract (fixed interest rate) with Industrial Bank of Korea (IBK) and Korea Development Bank (KDB) to hedge the risk of floating interest rates. In relation to the valuation of this swap contract, the Company recorded W13,058 million of valuation loss as capital adjustment and liability as of December 31, 2003 (won in millions and dollar in thousands).

 Financial                                                          Fixed                          Valuation loss
institution    Contract period          Floating rate(%)           rate(%)     Contract amount    on interest swap
-----------    ---------------     -------------------------       -------     ---------------    ----------------
IBK             2002.5~2005.5      Government bond rate+1.95        9.90        W      100,000       W    4,419
KDB            2003.12~2008.11             LIBOR+3.25               7.72        US$     63,065            8,639
                                                                                                     ----------
                                                                                                     W   13,058
                                                                                                     ==========

(2) Forward Exchange Contract

On December 19, 2003, the Company entered into a foreign currency forward contract, relating to syndication loan in foreign currency, with Korea Development Bank to hedge the exposure to changes in the foreign currency exchange rate at W1,190.0 per US$ against US$ 63,065 thousand. In relation to this forward contract, the Company recorded W173 million of gain on valuation of forward exchange contract for the year ended December 31, 2003. For other contracts expired in 2003 and 2002, the Company recognized W343 million and W186 million of gain on transaction of forward exchange contracts, respectively.

17. SHAREHOLDERS' EQUITY:

(1)      Capital Stock

The Company has authorized 700,000,000 shares of W5,000 par value, of which 462,135,180 shares have been issued as of December 31, 2003

(2) The changes in shareholders' equity for the year ended December 31, 2003 are as follows (amount: won in millions):

                                                                                 Amount
                                              ------------------------------------------------------------------------------
                                                             Paid-in capital
                                Number of         Common       in excess of                      Capital
                                  shares          stock         par value        Deficits      Adjustments        Total
                               -----------    -------------  ---------------  -------------    ------------   -------------
Beginning of period            279,322,680    W   1,396,613   W     692,815   W   (709,237)    W    (5,521)   W   1,374,670
Capital stock                  182,812,500          914,063        (348,173)             -               -          565,890
Net loss                                 -                -               -       (165,336)              -         (165,336)
Stock options                            -                -               -              -           1,374            1,374
Loss on valuation of
  investment securities                  -                -               -              -          (2,376)          (2,376)
Loss on valuation of
  investment securities
  using the equity method                -                -               -              -          (8,442)          (8,442)
Loss on valuation of
  interest swap                          -                -               -              -          (7,425)          (7,425)
                               -----------    -------------   -------------   ------------     -----------    -------------
End of period                  462,135,180    W   2,310,676   W     334,642   W   (874,573)    W   (22,390)   W   1,758,355
                               ===========    =============   =============   ============     ===========    =============

On November 18, 2003, the Company issued 182,182,500 common shares at W3,200 per share (par value : W5,000) for the specified foreign investors. The discounts at less than par value, which amounts to W329,062 million, and the issuing cost of W19,111 million were offset against the existing paid-in capital in excess of par value.

18. STOCK OPTION PLAN:

The Company entered into stock option agreements with the Chief Executive Officer, senior managers, and employees of the Company. The details of the stock options granted as of December 31, 2003 are as follows (won in millions):

                                        Number of        Exercise
Grant Date           Employee            shares        price/share          Methods            Exercise period
----------       ---------------        ---------      ------------    ---------------       -------------------
1999.3.1         Ex-CEO                    50,000      W      5,630    New stock issue        2002.3.1~2007.2.28
1999.10.1        Senior managers          120,000            19,910    New stock issue       2002.10.1~2007.9.30
2000.3.17        Senior managers
                  & Employees           1,551,153            17,750    New stock issue       2003.3.18~2008.3.17

The Company values stock options granted based on the minimum value method (see
Note 2). Total compensation expense of W8,062 million was allocated over the vesting period, and the compensation expense charged to operations for the year ended December 31, 2003 is W1,375 million.

In relation to the stock options granted in 1999, the Company did not recognize compensation expense, which was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options, due to downward movement of the stock price.

Had the compensation cost for the Company's stock option plans, which were granted in 2000, been determined based on the fair value method at the grant dates for awards, the Company's ordinary loss, net loss, ordinary loss per share and net loss per share would have been reduced as follows (won in millions, except per share amount):

                                      2003                  2002
                                ---------------        -------------
Ordinary loss                   W       167,081        W     125,435
Net loss                        W       167,081        W     125,435

Ordinary loss per share         W           520        W         421
Net loss per share              W           520        W         421

The fair value of the option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000: dividend yield of nil, expected volatility of 93.8 percent, risk-free interest rate of 9.0 percent, expected exercise lives of 3 to 7 years and expected forfeitures per year of 3%. Total compensation cost based on the fair value method was calculated as W18,389 million.

19. OPERATING EXPENSES:

Significant accounts of operating expenses for the years ended December 31, 2003 and 2002 are as follows (won in millions):

                                                           2003                   2002
                                                    ------------------      -----------------
Salaries and wages                                  W           64,152      W          61,088
Provision for severance indemnities                             10,486                  8,648
Employee benefit                                                14,754                 16,377
Rent                                                            14,563                 15,490
Depreciation                                                   424,813                385,324
Advertising                                                     26,808                 38,927
Ordinary research and development cost                           4,891                  4,784
Bad debt                                                        25,573                 10,200
Telecommunication equipment lease expense                      165,976                156,590
Utilities                                                       19,233                 16,789
Maintenance                                                     56,602                 54,727
Selling                                                          6,408                 32,240
Sales commissions                                              199,150                226,765
Interconnection charges                                        131,114                 95,883
Commissions                                                    100,915                 95,051
Outsourcing services                                             5,951                  4,608
Communications                                                   9,330                  7,678
Other                                                           19,410                 16,610
                                                    ------------------      -----------------
                                                    W        1,300,129      W       1,247,779
                                                    ==================      =================

20. INCOME TAX AND DEFERRED INCOME TAXES:

Income Tax Expense

The statutory corporate income tax rate (including resident surtax) applicable to the Company is approximately 29.7 percent in 2003 and 2002. Income tax expense in 2003 and 2002 is not recognized due to the Company's accumulated operating losses.

Deferred Income Taxes

Deferred income taxes reflect the tax effects on prior years' tax losses, tax credits, and temporary differences between the carrying amount of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes. Accumulated temporary differences as of December 31, 2003 and 2002 are as follows (won in millions):

                                                                      Amount
                                                        -------------------------------
                                                              2003            2002
                                                        --------------     ------------
Accrued severance indemnities                           W       15,028     W     13,121
Loss on valuation of short-term investment securities              307            7,370
Provision for doubtful accounts                                 37,331           14,134
Present value discount                                          (1,964)           4,195
Accrued expenses                                                     -            3,023
Loss on valuation of forward exchange contract                       -            1,888
Impairment loss on long-term investment securities              13,809           10,305
Loss on disuse of property and equipment                        61,333                -
Long-term accrued interest                                           -            8,246
Bond issue cost                                                     (1)             207
Unearned income                                                 (6,249)          (4,982)
Gain on valuation of forward exchange contract                    (173)               -
Loss on foreign currency translation                              (349)          (1,755)
Investment in equity securities                                 30,560           (1,267)
                                                        --------------     ------------
                                                        W      149,632     W     54,485
Statutory tax rate (%)                                            29.7             29.7
                                                        --------------     ------------
Deferred income tax assets                              W       44,441     W     16,182
                                                        ==============     ============

As of December 31, 2003 and 2002, the Company did not recognize deferred income tax assets for temporary differences due to the uncertainty of future realization of the deferred tax benefits.

21.  RELATED PARTY TRANSACTIONS:

(1) Significant transactions and outstanding balances with subsidiaries during 2003 and 2002 are as follows (won in millions):

         2003                    Revenue         Expenses     Key-money deposits       Payables
---------------------------   -------------  ---------------  ------------------  -----------------
Hanaro Realty Development &
   Management Co., Ltd.       W         166  W        20,153   W          1,522   W           1,775
Hanaro Telephone & Internet
   Information, Inc.                    106           28,881                102               1,958
Hanaro Web(n)TV                         150            3,153                223                   9
Hanaro Telecom America, Inc.              -            7,525                  -                 623
Dreamline Corporation                 3,368            8,646              1,404                 469
Hanaro Dream, Inc.                    6,013           20,198                583               2,574

                              -------------  ---------------  ------------------  -----------------
                              W       9,803  W        88,556   W          3,834   W           7,408
                              =============  ===============  =================   =================

         2002                    Revenue         Expenses     Key-money deposits       Payables
---------------------------   -------------  ---------------  ------------------  -----------------
Hanaro Realty Development &
   Management Co., Ltd.       W          53  W        14,278   W          1,412   W           1,652
Hanaro Telephone & Internet
   Information, Inc.                    122           26,720                122               2,702
Hanaro Technologies, Inc.                11            9,562                  -                   -
Hanaro Web(n)UTV                        138            5,567                189                   8
Hanaro Telecom America, Inc.              -           11,487                  -                 936
Dreamline Corporation                 2,773            3,401                 28                 429
Hanaro Dream, Inc.                    4,884           24,330                172               6,992

                              -------------  ---------------  ------------------  -----------------
                              W       7,981  W        95,345   W          1,923   W          12,719
                              =============  ===============   ================   =================

22.  COMMITMENTS AND CONTINGENCIES:

(1) The Company has been provided US$ 500 thousand of payment guarantees by the Korea Exchange Bank in connection with the issuance of letters of credit.

(2) The Company has provided four blank promissory notes as collateral to KDB Capital Corp., LG Card Services Corp. and Samsung Card Co., Ltd. in connection with its borrowings and lease agreements.

(3) As of December 31, 2003, the Company has overdraft agreements with Koram Bank with a maximum line of credit of W10,000 million.

23.  4th QUARTER'S FINANCIAL INFORMATION:

The Company's financial information for the three-month periods ended December 31, 2003 and 2002 are as follows (won in millions, except per share amount).

                               2003                2002
                         ---------------     ---------------
Operating revenue        W       349,165     W       348,808
Net loss                         103,673              15,267
Net loss per share                   274                  51

The loss on disuse of property and equipment was recognized and reported in December 2003 (see Note 10).

24. SUPPLEMENTARY INFORMATION FOR COMPUTATION OF VALUE ADDED:

The accounts and amounts needed for calculation of value added for the years ended December 31, 2003 and 2002 are as follows (won in millions):

                                                    2003                 2002
                                              ---------------        -------------
Ordinary loss                                 W      (165,336)       W    (123,140)
Salaries and wages                                     74,880               71,045
Provisions for severance indemnities                   12,276               10,334
Employee benefits                                      16,991               18,370
Interest, net                                         121,108              115,873
Rent                                                   14,563               15,490
Taxes and dues                                          7,395                5,485
Depreciation                                          424,813              385,324
                                               --------------        -------------
                                               W      506,690        W     498,781
                                               ==============        =============

25. SEGMENT INFORMATION:

The Company's reportable segments are strategic business units that offer different products and services. The segments are managed separately based on the difference in products and services, technology and marketing strategies. The Company has three reportable operating segments; voice services, lease line and broadband services. Voice services include all services provided to fixed line customers, including local services. Lease line services consist of the leasing of dedicated fiber optic lines over which customers transmit voice and data. Broadband services include high-speed data transmission services over Asymmetrical Digital Subscriber Line (ADSL), hybrid fiber coaxial (HFC) cable lines and internet access services. The operations of all other operating segments, which fall below the reporting thresholds, are included in the other segment below and include entities providing real estate management services and customer services. The accounting policies of the segments are the same as those described in Note 2.

Segment information for the years ended December 31, 2003 and 2002 is as follows (won in millions):

                                                                         Broadband
          2003                        Voice           Leased Line         Service          Others          Total
------------------------------  ------------------    ------------      ----------       ----------     -----------
Operating revenue               W          249,041    W     37,992      W  982,693       W  105,610     W 1,375,336
Operating income (loss)                     (8,577)          4,986         118,937          (40,139)         75,207
Tangible and intangible assets             558,446          16,652       1,743,778          272,553       2,591,429
Depreciation and amortization               60,298           5,657         315,208           43,650         424,813

                                                                         Broadband
          2002                        Voice           Leased Line         Service          Others          Total
------------------------------  ------------------    ------------      ----------       ----------     -----------
Operating revenue               W          210,921    W     27,829      W  911,767       W  103,342     W 1,253,859
Operating income (loss)                    (12,822)           (665)         22,571           (3,004)          6,080
Tangible and intangible assets             161,178          15,471       2,398,953          161,440       2,737,042
Depreciation and amortization               46,969           9,962         297,314           31,079         385,324

                                                                       EXHIBIT B

                            ARTICLES OF INCORPORATION

                                      dated

                                October 21, 2003

                                       of

                           HANARO TELECOM INCORPORATED

                            ARTICLES OF INCORPORATION

                                       OF

                           HANARO TELECOM INCORPORATED

                                TABLE OF CONTENTS

                          CHAPTER I. GENERAL PROVISIONS

Article 1.     Corporate Name

Article 2.     Objectives

Article 3.     Head Office and Branch Offices

Article 4.     Public Notice

                               CHAPTER II. SHARES

Article 5.     Number of Authorized Shares

Article 6.     Par Value

Article 7.     Number of Initial Shares

Article 8.     Shares and Denominations of Share Certificates

Article 9.     Preemptive Rights

Article 9-2.   Stock Purchase Option Rights

Article 10.    Limitation on Shareholdings

Article 11.    Transfer Agent

Article 12.    Report of Names, Addresses and Seal Impressions of Shareholders,
               Etc.

Article 13.    Closure of Shareholders Register and Setting of Record Date

                          CHAPTER III. CORPORATE BONDS

Article 14.    Issuance of Convertible Bonds

Article 15.    Issuance of Bonds with Warrants

Article 16.    Application of Certain Articles for the Issuance of Bonds

                  CHAPTER IV. GENERAL MEETINGS OF SHAREHOLDERS

Article 17.    Types and Time for Convening Shareholders Meetings

Article 18.    Call for Shareholders Meetings

Article 19.    Notice for Convening Shareholders Meetings and Public Notice
               Thereof

Article 20.    Venue of General Meetings

Article 21.    Chairman

Article 22.    Chairman's Power to Maintain Order

Article 23.    Voting Rights

Article 24.    Split Voting

Article 25.    Voting by Proxy

Article 26.    Matters Requiring Resolutions of Shareholders Meetings

Article 26-2.  (Deleted on October 21, 2003)

Article 27.    Method of Resolution

Article 27-2.  Cumulative Voting

Article 28.    Minutes of the General Meeting

              CHAPTER V. DIRECTORS, BOARD OF DIRECTORS AND AUDITORS

Article 29.    Directors

Article 30.    Vacancy in Directorship

Article 31.    Responsibilities of Directors

Article 32.    Board of Directors

Article 33.    Convening of Board Meetings

Article 34.    Resolutions of the Board of Directors

Article 35.    Matters for which Board Resolutions are Required

Article 35-2.  Sub-Committees of the Board of Directors

Article 36.    Minutes

Article 37-2.  Audit Committee

Article 37-3.  Outside Director Candidate Nominating Committee

Article 38.    Responsibilities of the Statutory Auditor

Article 39.    Audit Report

Article 40.    Remuneration and Severance Pay

                           CHAPTER VI. BUSINESS PLANS

Article 41.    (Deleted on October 21 , 2003)

Article 42.    (Deleted on October 21 , 2003)

                             CHAPTER VII. ACCOUNTING

Article 43.    Fiscal Year

Article 44.    Financial Statements and Business Reports, Etc.

Article 45.    Appropriation of Earned Surplus

Article 46.    Dividends to Shareholders

                     CHAPTER VIII. SUPPLEMENTARY PROVISIONS

Article 47.    Regulations

Article 48.    Notices

                      CHAPTER IX. INCORPORATION OF COMPANY

Article 49.    Preincorporation Expenses

Article 50.    Names and Addresses of Promoters

Article 51.    Representative of Company Prior to Incorporation

                                     ADDENDA

                            ARTICLES OF INCORPORATION
                         OF HANARO TELECOM INCORPORATED

                           Enacted on Aug. 30, 1997;
                           First Amendment on Sept. 23, 1997;
                           Second Amendment on March 30, 1998;
                           Third Amendment on August 28, 1998; and
                           Fourth Amendment on February 26, 1999.
                           Fifth Amendment on October 1, 1999
                           Sixth Amendment on March 17, 2000
                           Seventh Amendment on March 23, 2001
                           Eighth Amendment on March 29, 2002
                           Night Amendment on October 21, 2003

                          CHAPTER I. GENERAL PROVISIONS

Article 1.     Corporate name

         The corporate name of the Company shall be "Hanaro Tongshin Chushik Hoesa" in Korean, and "HANARO TELECOM INCORPORATED" in English. (As amended on Aug. 28, 1998)

Article 2.     Objectives

(1) The objectives of the Company shall be; to play a leading role in the nation's efforts to accomplish a society of multimedia super-highway telecommunication industry by efficient performance of telecommunication business; to establish and operate the nation's alternative infrastructural communication service network, as a preparation against any national disaster or calamity, by diversifying communication channels and establishing an automatic recovery system; and to enhance the convenience and welfare of the general public.

(2) In order to accomplish such objectives as set forth in the foregoing Paragraph(1), the Company shall;

         1. Provide broadband internet access services

         2. Provide local telephony, long distance telephony and international telephony services

         3. Establish, own and operate telecommunications networks

         4. Manufacture, sell and supply equipment and/or machines incidental or related to telecommunications business

         5.  Research and develop technologies related to telecommunications

         6.  Initiate future telecommunications business

         7. The future telecommunication industries, new media business and the related businesses thereto

         8. Lease communication bureau buildings, and facilities thereof, pursuant to telecommunications laws in Korea

         9.  Lease real estates and facilities thereof

         10. Perform any activities or businesses required by applicable telecommunications laws in Korea, and

         11. Conduct any and all activities directly or indirectly related to or incidental to any of the foregoing objectives, undertake any overseas activities for any of the objectives set forth in the foregoing items.

(3) The Company shall conduct any activities required by laws and regulations, in addition to those set forth in the foregoing Paragraph
         (2) of this Article.

Article 3.     Head Office and Branch Offices

(1)      The head office of Company shall be located in Seoul, Korea

(2) The Company may establish branches and/or offices at any place as it deems necessary.

Article 4.     Public Notices

         Public notices of the Company shall be published on "The Korean Daily" (or its successor in case of merger or change of name), a daily newspaper published in Seoul, Korea. <Amended as of October 1, 1999.>

                               CHAPTER II. SHARES

Article 5.     Number of Authorized Shares

         The total number of shares to be issued by the Company shall be seven hundred million (700,000,000) shares. (as amended on October 21 , 2003.)

Article 6.     Par Value

         The par value of each share issued by the Company shall be Five Thousand (5,000) Won.

Article 7.     Number of Initial Shares

         The total number of shares to be issued by the Company upon its incorporation is One Hundred Twenty Million Eighty-two Thousand Two Hundred (120,082,200) shares. (As amended on Sept. 23, 1997)

Article 8.     Class of Shares and Denomination of Share Certificates

         The shares issued by the Company shall be registered common shares, which shall be represented by share certificates in eight (8) denominations: One (1), Five (5), Ten (10), Fifty (50), One Hundred
         (100), Five Hundred (500), One Thousand (1,000) and Ten Thousand (10,000) share(s). (Amended as of March 23, 2001)

Article 9.     Preemptive Rights

(1) Each shareholder of the Company shall have a preemptive right to subscribe to any new shares to be issued by the Company in proportion to its percentage ownership.

(2) If any shareholder waives or forfeits its preemptive rights, or if any fractional number of shares("odd shares") is created in the course of allotting such new shares, then such shares waived or forfeited or the odd shares shall be disposed of in accordance with the resolutions of the Board of Directors of Company.
          (As amended on August 28, 1999)

(3) Notwithstanding the provisions of the foregoing Paragraph (1) , the Company may, by resolutions of the Board of Directors, allocate such new shares to any persons, including persons other than existing shareholders (As amended on August 28, 1998);

         1. If new shares are subscribed to by the public pursuant to the Securities and Exchange Act;

         2. If new shares are offered to the public in the form of an increase of paid-in capital by means of a general public offer pursuant to a resolution of the Board of Directors, in accordance with the Securities and Exchange Act;

         3. If new shares are allotted to members of employee shareholders association in accordance with the relevant provisions of the Securities and Exchange Act; (As amended on April 28, 1998)

         4.       If new shares are issued in the form of depositary receipts
                  (DR) in accordance with the Securities and Exchange Act;

         5.       (Deleted March 30, 1998);

         6. If new shares are issued to any person exercising stock option rights conferred pursuant to Article 189-4 of the Securities and Exchange Act (Inserted on February 26, 1999.);

         7. If new shares are issued to a foreign telecommunications company or a foreign financial/investment institution that has completed the foreign investment procedures for the purpose of strategic alliance in relation to the business.
                  <Added on October 1, 1999.>

         8. If new shares are issued to domestic strategic or financial investors or the employees or officers of the Company up to an amount not exceeding 10% of the then current total issued and outstanding shares of the Company for the purpose of realizing the Company's business objectives, including, but not limited to, improving its financial structure and entering into new business areas.

(4)      (Deleted on October 21, 2003)

(5) In case the Company issues new shares through right issues, bonus issues and stock dividends, the new shares shall be deemed to have been issued at the end of the fiscal year immediately prior to the fiscal year during which the new shares are issued for purposes of distribution of dividends for such new shares.

Article 9-2. Stock Purchase Option Rights (Inserted on Feb. 26, 1999, as amended on March 17, 2000)

(1) To the extent permitted under the Securities and Exchange Act, the Company may grant its officers and employees (including, without limitation, the officers/employees of the Company's affiliates as described in Article 189-4, Paragraph (1) of the Securities and Exchange Act) stock options by a special resolution of the shareholders as prescribed under Article 189-4 of the Securities and Exchange Act. Provided, pursuant to Article 189-4, Paragraph (3) of the Securities and Exchange Act, such rights may be granted by a resolution of the Board of Directors' meeting to the extent of 10% of the Company's total number of shares issued and outstanding, subject to applicable laws and regulations. Other than in the cases of death, mandatory retirement or other involuntary termination of employment not attributable to the grantee, a stock option can only be exercised if the grantee has been employed by the Company for at least two (2) years after such stock option was granted and must be exercised within five (5) years from the date in which the option becomes exercisable.
         <Amended as of October 21, 2003>

(2) The stock option rights may be granted to any officer or employee of the Company, who has contributed or are qualified to contribute, to the establishment, and management, overseas operations, technological innovation or the like. Provided, however, the stock purchase options shall not be granted to:

         1. the largest shareholder in the Company and specially related person(s) (as defined in Article 10-3, Paragraph 2, of the Enforcement Decree of the Securities and Exchange Act); or

         2. Major shareholders and their specially related persons as defined in Article 188 of the Securities and Exchange Act; or

         3. Any person who becomes a major shareholder by exercising the stock purchase option rights hereunder pursuant to Article 188 of the Securities and Exchange Act.
                  <Amended as of October 21, 2003>

(3) Shares to be delivered upon exercise of the stock option rights (in the event there is a difference between the price of shares at which the stock purchase option is exercised and market price thereof is paid in cash or delivered from treasury stock, such shares that are used as the basis of calculation of such differences.) shall be registered common shares.

(4) The purchase price for each share when exercising stock option rights shall be determined in accordance with the relevant laws and regulations.

(5) The stock option rights shall be exercisable in compliance with the Securities and Exchange Act. <Amended as of October 21, 2003>

(6) The stock purchase option rights may be cancelled by a resolution of the Board of Directors;

         1. If the officer or employee granted the stock purchase option rights hereunder resigns voluntarily or is discharged from his or her office; or

         2. If the officer or employee granted the stock purchase option rights hereunder inflicts substantial or material damage on the Company by his/her willful misconduct or negligence; or

         3. If any of the causes for the cancellation of stock purchase option rights as set forth in the Stock Option Agreement occurs.

Article 10.    Limitation on Shareholdings (Title Changed on August 28, 1998)

         Any restriction or limitations on the shareholding ratios of the shareholders of the Company shall be as prescribed in the relevant provisions of laws and regulations related to telecommunications. (Newly established on Aug. 28, 1998).

(1)  ~  (G)    (Deleted on Aug. 28, 1998)

Article 11.    Transfer Agent (Title changed on March 30, 1998)

(1) The Company shall have a transfer agent in respect of shares in Company. (Inserted on March 30, 1998).

(2) The appointment of such transfer agent and any contract regulating the scope of the agent's duties shall be made in compliance with a resolution of the Board of Directors and shall be noticed to the public.(Inserted on March 30, 1999).

(3) The register of shareholders of the Company or a copy of it shall be kept at the offices of the transfer agent, and the alteration of entries in the register of shareholders as well as the creation or cancellation of pledges and trusts, issuance of share certificates, acceptance of reports and other related activities shall be handled by the transfer agent.
          (As amended on August 28, 1998).

(4) Such procedures as referred to in the foregoing Paragraph (3) shall be performed in compliance with the regulations regarding transfer agency services for securities.
         (As amended on August 28, 1998).

(5)  ~  (7)    (Deleted on August 28, 1998)

Article 12.    Report of Names, Addresses and Seal Impression of Shareholders,
               Etc.

(1) Shareholders and registered pledgees shall report their names, addresses, and seal impressions or specimen signatures with the transfer agent appointed under Article 11 hereof.
          (As amended on March 30, 1998)

(2) Shareholders or registered pledgees who reside overseas shall designate an agent and a place within the Republic of Korea for the delivery and receipt of notices from Company.

(3) Any changes in respect of the foregoing Paragraph (1) and (2) shall promptly be reported to the Company.

(4) The Company shall not be responsible for any damages sustained by any shareholder or registered pledgee arising from the failure to comply with the provisions of the foregoing Paragraphs.

Article 13.    Closure of Shareholders Register and Setting of Record Date.

(1) The Company shall suspend alteration of entries in the register of shareholders, registration of pledges, creation and cancellation of trust property for one month, commencing from the day following the last day closing of each accounting period.

(2) The Company shall entitle every shareholder on its shareholders list as of the last day of each fiscal year to vote at the meeting of the annual ordinary general shareholders meeting held for such fiscal year.

(3) The Company may suspend alteration of entries in the register of shareholders for a period not exceeding three (3) months or set a record date when necessary for convening an extraordinary general meeting of shareholders or for other reasons, in accordance with a resolution of the board of directors. The Company may suspend the alteration of entries in the registry of shareholders and at the same time set a record date, when considered necessary by the board of directors.

(4) The Company shall give public notice of the period and dates referred to in preceding Paragraph (3) at least two weeks in advance of the commencement of the period and of the occurrence of such date.

                          CHAPTER III. CORPORATE BONDS

Article 14.    Issuance of Convertible Bonds

(1) The Company may issue convertible bonds to persons, including persons other than its shareholders by a resolution of its Board of Directors to the extent that the aggregate face value of the bonds does not exceed Five Hundred Billion (500,000,000,000) Won:

         1. where the Company issues convertible bonds by a general public offering;

         2. where the Company issues convertible bonds in order to solicit foreign investment pursuant to the Foreign Investment Promotion Act when necessary for its management;

         3. where the Company issues convertible bonds to domestic/overseas companies which are in strategic/operations cooperation in connection with the Company's management and technology;

         4. where the Company issues convertible bonds to domestic/overseas financial institutions in order for an urgent raising of funds;

         5. where the Company issues convertible bonds in overseas market pursuant to Article 192 of the SEA; or

         6. where the Company issues convertible bonds to individual or corporate investors as determined by a special resolution of a general shareholders' meeting for the purpose of raising funds. < Amended as of October 21, 2003 >

(2) The total number of shares to be issued upon conversion of the convertible bonds referred to in the foregoing Paragraph (1) shall not exceed the balance of authorized shares remaining unissued by the Company.

(3) The Board of Directors may decide to issue the convertible bonds referred to in Paragraph (1) with a condition in which only a portion of the bonds shall have conversion rights.

(4) All shares issued upon conversion of the convertible bonds shall be common shares, and the conversion price shall be as determined by the Board of Directors.

(5) The conversion period during which the conversion rights may be exercised shall be from the day immediately following the date of issuance of the convertible bonds on or prior to the day immediately preceding the maturity date. The conversion period, however, may be adjusted by a resolution of the Board of Directors within the period of time as referred to above.

(6) The distribution of any interest or the payment of any dividends declared on the shares issued upon conversion of convertible bonds under Paragraph (1) shall be made in compliance with Article 9, Paragraph (5) hereof.

(7)      (Deleted on August 28, 1998)

Article 15. Issuance of Bonds with Warrants

(1) The Company may issue bonds with warrants to persons, including persons other than its shareholders by a resolution of its Board of Directors to the extent that the aggregate face value of the bonds with warrants shall not exceed Five Hundred Billion (500,000,000,000) Won:

         1. where the Company issued bonds with warrants by a general public offering;

         2. where the Company issues bonds with warrants in order to solicit foreign investment pursuant to the Foreign Investment Promotion Act when necessary for its management;

         3. where the Company issues bonds with warrants to domestic/overseas companies which are in strategic/operations cooperation in connection with the Company's management and technology;

         4. where the Company issues bonds with warrants to domestic/overseas financial institutions in order for an urgent raising of funds;

         5. where the Company issues bonds with warrants in overseas market pursuant to Article 192 of the SEA; or

         6. where the Company issues bonds with warrants to individual or corporate investors as determined by a special resolution of a general shareholders' meeting for the purpose of raising funds. <Amended as of October 21, 2003>

(2) The total number of shares to be issued upon the exercise of the warrants referred to in the foregoing paragraph (1) shall not exceed the balance of authorized shares remaining unissued by Company.

(3) The total number of shares for which the warrants may be exercised shall be determined by the Board of Directors of the Company, and shall not exceed the total face value of the issued bonds.

(4) The shares to be issued upon the exercise of the warrants shall be common shares. The exercise price shall be determined by the Board of Directors at the time of issuance of the bonds.

(5) The period during which the warrants may be exercised shall be from the date one day after the date of issuance of the bonds with warrants until one day prior to the maturity date. The exercise period, however, may be adjusted by a resolution of the Board of Directors of the Company within the period of time referred to above.

(6) In calculating the interest on the bonds with warrants or the dividends on the shares issued upon the exercise of the warrants, the provisions of Article 9, Paragraph 4 hereof, shall apply mutatis mutandis.

(7)      (Deleted on August 28, 1998)

Article 16. Application of Certain Articles for the Issuance of Bonds

         Articles 11, 12 and 13 hereof shall apply mutatis mutandis in cases of the issuance of bonds by the Company.

                   CHAPTER IV. GENERAL MEETING OF SHAREHOLDERS

Article 17. Types and Time for Convening Shareholders Meetings

(1) The general meeting of shareholders of the Company shall consist of ordinary general meetings and extraordinary general meetings.

(2) The general meeting shall be held within three (3) months after the closing of each fiscal year. An extraordinary general meeting shall be held whenever it is considered necessary.

Article 18. Call for Shareholders Meetings

(1) Except as otherwise provided for in the relevant laws and regulations, the Representative Director shall convene a shareholders meeting of the Company in accordance with the resolution of the Board of Directors.
         < Amended as of October 21, 2003 >

(2) If the Representative Director is absent or unable to perform his or her responsibilities, then Article 31, Paragraph (2), hereof shall apply mutatis mutandis.

Article 19. Notice for Convening Shareholders Meetings and Public Notice Thereof

(1) A notice for a general meeting of shareholders of Company shall be made in writing or by email, stating the date, time, venue and agenda of such meeting and dispatched to each shareholder of the Company at least two (2) weeks prior to such date of meeting. Provided however in the event a notice for a general meeting sent to the address of any shareholder recorded in the Shareholders Register has not been received by such shareholder for three (3) consecutive years for any reason whatsoever, then the Company does not have to send to such shareholder any notice for general meetings to be held thereafter.
          < Amended as of October 21, 2003 >

(2) In the case of shareholders holding shares not more than one-hundredth(1/100) of the total issued and outstanding shares of the Company, the notice requirement described in Paragraph (1), above, may be substituted with public notices published on no less than two occasions in each of two
         (2) daily newspapers published in Seoul, Korea such as "The Korea Daily" and "Maeil Economic Daily Newspaper", no later than two (2) weeks prior to the scheduled date for meeting. Such public notices shall contain the intention to convene the general meeting of shareholders and the agenda of such meeting. < Amended on October 1, 1999 >

Article 20. Venue of General Meetings

         The Meeting shall be convened at the head office of the Company or, when considered desirable, at an adjacent location.

Article 21. Chairman

         The Representative Director shall preside over all general meetings of shareholders, provided, however, that in the event that he or she is absent or unable to perform his or her responsibilities, then the provisions set forth in Article 31, Paragraph (2), shall apply mutatis mutandis. < Amended as of October 21, 2003 >

Article 22. Chairman's Authority to Maintain Order

         The chairman of the general meeting of shareholders may order anybody who intentionally disrupts the proceedings of a meeting or causes disorder at the meeting to stop speaking, to retract his or her words or to leave the meeting. The Chairman may also restrict the length and frequency of the speech of shareholders when it is deemed necessary for the meeting to proceed smoothly.

Article 23. Voting Rights

         Each shareholder shall have one voting right for each share owned.

Article 24. Split Voting

(1) Any shareholder having two (2) or more voting rights and desiring to cast his or her votes in split voting method, shall give the Company three (3) days prior notice thereof in writing, specifying his or her intention thereof and the reasons therefore.

(2) The company may refuse to permit the foregoing split voting by a shareholder, unless the shareholder has accepted a certain number of shares in trust from other shareholders of the Company or possesses shares in the Company for the benefit of other persons, in addition to the shares in the Company owned by himself or herself.

Article 25. Voting by Proxy

(1) A shareholder may exercise his/her vote by proxy. In this case, the proxy holder must present the Company with documents evidencing his/her power of representation prior to the opening of a general shareholders' meeting. < Amended as of October 21, 2003 >

(2) For the purposes of Paragraph (1), a person who is appointed as a proxy may or may not be a shareholder of Company, and shall submit an evidence of his appointment in writing to the general meeting of shareholders for which such appointment is made.

Article 26. Matters Requiring Resolutions of Shareholders Meeting

(1) The general meeting of shareholders shall resolve each of the following: < Amended as of October 1, 1999 and as of March 17, 2000 >:

         1.       Appointment or dismissal of a director;

         2.       Imposition of limitations on the remuneration for directors;

         3.       Approval of settlement of accounts;

         4.       Amendment of the Articles of Incorporation;

         5.       Merger or dissolution of Company; or

         6. Any other matters for which resolutions of general meeting of shareholders are required by the relevant laws or by the Board of Directors.

(2) If the shares of the Company are listed or traded on an overseas market, the Company shall obtain approval from the General Meeting of Shareholders to the extent such approval is required under the Rules and Regulations of the supervising authorities of the relevant overseas market where the shares are listed or traded.
         < Inserted as of October 1, 1999. >

Article 26-2. (Deleted on October 21, 2003)

Article 27. Method of Resolution

(1) Except as otherwise provided for in relevant laws and regulations or these Articles of Incorporation, a resolution of a general meeting of shareholders shall be adopted by a simple majority vote, but the majority shall consist of at least twenty-five percent (25%) or more of the total number of issued and outstanding shares of the Company.

(2) Any of the following resolutions shall be adopted by a at least a two-thirds (2/3) or more affirmative vote of the shareholders present at the meeting, which affirmative votes shall also constitute at least one-third (1/3) or more of the total number of issued and outstanding shares of the Company;

         1.       Amendment of these Articles of Incorporation;

         2.       Removal of a director < Amended as of March 17, 2000 >

         3.       Reduction of capital;

         4.       Merger or dissolution of Company;

         5. Transfer of the entire or substantial part of business of Company by any means;

         6. Lease of entire business, delegation of business operations, or the execution, modification or cancellation of agreements from which profits/losses shall affect both parties;

         7.       [Deleted]

         8. Any other matters requiring such special resolutions under the relevant laws and regulations. < Amended as of October 21, 2003 >

(3)      (Deleted on August 28, 1999)

Article 27-2. Cumulative Voting

         With regard to the appointment of directors of the Company, the provisions of Article 382-2 of the KCC shall not apply. < Inserted as of October 1, 1999. >

Article 28. Minutes of the General Meeting

         The proceedings and resolutions of the Meeting shall be recorded in the minutes which, after being signed or sealed by the chairman of the Meeting and all the directors present, shall be kept at the Company's head office and branches.

          CHAPTER V. DIRECTORS, BOARD OF DIRECTORS AND AUDIT COMMITTEE

Article 29. Directors

(1) The Company shall have eleven (11) directors. The outside directors prescribed under Article 191-16 of the Securities And Exchange Act ("Outside Directors"), shall not be less than half of the total number of Directors. < Amended as of October 1, 1999 > < Amended as of March 29, 2002> < Amended as of October 21, 2003 >

(2) The only director who engages in the regular business of the Company ("Standing Director") shall be the Representative Director. The Outside Directors shall be nominated by the Outside Director Candidate Nominating Committee. All the Directors (standing, non-standing and Outside Directors) shall be elected at the general meeting of shareholders. < Amended as of March 29, 2002 > < Amended as of October 21, 2003 >

(3)      (Deleted on October 21, 2003)

(4) In order to procure fairness in the management of the Company and to protect the Investors, the Company shall appoint as Outside Directors those persons who do not fall under any of the following disqualifications. Further, in the event a person falls under any of the following after assuming the office of Outside Director, such person shall be removed from office.

         1. A person who does not have the qualifications under the Securities and Exchange Act or any other statutes. < Amended as of October 21, 2003 >

         2.       (deleted on Mar. 29, 2002)

         3.       (deleted on October 21, 2003)

(5) Notwithstanding the provisions of paragraph (2), the shareholders may exercise their right of proposal as provided under the KCC, Securities and Exchange Act and other relevant laws and regulations to recommend candidates for Directors. < Inserted as of October 1, 1999. >

(6)      (Deleted on October 21, 2003)

(7)      (Deleted on October 21, 2003)

(8)      (Deleted as of March 23, 2001)

(9)      (Deleted on October 21, 2003)

(10) The Company may appoint Chairman, Vice-Chairman(s), President(s), Vice President(s), Senior Vice President(s), Executive Vice President(s) among the Directors by a resolution of the Board of Directors.
         < Amended as of October 1, 1999. > < Amended as of March 23, 2001 >
         < Amended as of March 29, 2002 >

(11)     (Deleted as of October 1, 1999)

(12)     (Deleted as of October 1, 1999)

(13) The term of office of a director shall be a three (3) year term. However, if the term ends before the ordinary general meeting of shareholders for the last fiscal year of his of her term, it shall be extended until the end of the ordinary general meeting of shareholders.

(14) Such director elected to fill any vacancy shall serve for a three (3) year term commencing with the day on which he or she is elected.

Article 30. Vacancy in Directorship

(1) In case of a vacancy in the office of a director, such vacancy shall be filled as soon as practicable by holding a shareholders' meeting to appoint a replacement director. < Amended as of October 21, 2003 >

(2) The office of a director shall be deemed vacant in the event of each of the following;

         1.       If he or she is deceased;

         2.       If he or she is declared bankrupt;

         3.       If he or she is declared incompetent or quasi-incompetent; or

         4. If he on she is finally sentenced to imprisonment or a heavier punishment.

Article 31. Responsibilities of Directors

(1) There shall be only one (1) Representative Direct to represent the Company. The Representative Director shall execute all resolutions adopted by the Board of Directors, and carry out the general management and operation of the Company. < Amended as of March 23, 2001 >
         < Amended as of October 21, 2003 >

(2) If the Representative Director is absent or unable to perform his or her responsibilities for any reason whatsoever, a designated replacement representative director, as appointed by a majority of the Board of Directors, shall perform the responsibilities of the Representative Director but, if such absence or inability is only temporary, only until the Representative Director is able to perform his or her responsibilities. The Board of Directors may designate a director as the designated replacement representative director prior to such absence or inability of the Representative Director and, when he or she commences to perform the responsibilities of a Representative Directors, such director will become a Standing Director. In the event that the designated replacement representative director is also absent or unable to perform his or her responsibilities for any reason whatsoever, then the directors shall, in accordance with a resolution of the Board of Directors, perform the responsibilities of the Representative Director. < Amended as of March 23, 2001 > < Amended as of October 21, 2003 >

(3) If a director becomes aware of any event which may cause material damage to the Company, such director should immediately report to the Audit Committee thereof. < Amended as of March 17, 2000 >

Article 32. Board of Directors

(1) The Board of Directors shall consist of the directors of Company, and shall make, by resolutions, decisions on important matters in the course of operation of Company.

(2)      < Deleted as of October 1, 1999. >

(3) The Chairman shall be appointed by the Board of Directors and shall preside over each meeting of the Board of Directors. Unless otherwise resolved by the Board of Directors, the Representative Director shall be the Chairman and in the event that the Representative Director is absent or unable to perform his or her responsibilities, the provisions of Article 31, Paragraph (2) shall be applied mutatis mutandis.
         < Amended as of October 1, 1999. > < Amended as of October 21, 2003 >

Article 33. Convening of Board Meetings

(1) All Meetings of the Board of Directors shall be convened by the Representative Director or upon the demand of any member of the Board of Directors. If the Representative Director is absent or unable to perform his or her responsibilities, then the provisions of Article 31, Paragraph (2) shall apply mutatis mutandis. < Amended as of October
         21, 2003 >

(2) The Representative Director shall provide notice of any Board of Directors meetings to each director at least one (1) week prior to the scheduled date of such meeting. < Amended as of March 17, 2000 >
          < Amended as of October 21, 2003 >

Article 34. Resolutions of the Board of Directors

(1) Except as otherwise provided for in these Articles of Incorporation, all resolutions of the Board of Directors shall be adopted by a majority vote at a meeting where more than fifty (50%) of the Directors are present; Provided, however, with respect to resolutions regarding the removal of a member of the Audit Committee, the approval of at least two-thirds (2/3) of the directors is necessary. < Amended as of March 17, 2000 >

(2)      < Deleted as of October 1, 1999. >

(3) No director who has a special interest in a matter for resolution can exercise his vote upon such matter.

Article 35. Matters for which Board Resolutions are Required

         The following matters shall be subject to the resolution of the Board of Directors;

         1.       (Deleted on October 21, 2003)

         2.       Annual business plans, budgets, and settlement of accounts;

         3. Call for a general meeting of shareholders and the agenda therefore;

         4. Enactment or the amendment or repeal of important internal regulations;

         5. Establishment, removal or closing of branch or other offices of the Company;

         6. Borrowing money, except as otherwise provided for in separate regulations where the Representative Director is authorized to borrow money in an amount not exceeding a certain limit;

         7. Election or removal of the Representative Director and/or the designated replacement representative director < Amended as of October 21, 2003 >;

         8.       Issuance of new shares;

         9.       Acquisition or disposal of material assets;

         10.      Institution of any important suit or settlement by compromise;

         11. Allowing directors to carry on any business in competition with the Company;

         12.      (Deleted on August 28, 1998)

         13. Any other matters for which a resolution of Board of Directors is required by these Article of Incorporation (As amended on August 28, 1998);

         14. Formation of a sub-committee within the Board of Directors in accordance with the provisions of the KCC and the appointment and removal of such sub-committee members; or < Inserted as of March 17, 2000 >

         15.      Any other important matters.

Article 35-2. Sub-Committees of the Board of Directors

         Based upon the regulations of the Company, the Board of Directors may form a sub-committee composed of at least two directors to carry out certain specialized functions and may delegate powers to such a sub-committee within a specific scope.

Article 36. Minutes

(1) With respect to a meeting of the board of directors, the matters considered by the board of directors, the progress of the meeting, the results, those opposing the matters presented and the reasons for opposition thereof shall be recorded in minutes which shall bear the names and seals or signatures of the directors in attendance at the meeting. < Amended as of March 17, 2000 >

(2) A shareholder may make a request to review the minutes of the board of directors or to copy them during business hours.

(3) The Company may refuse a request made pursuant to paragraph 2 for a specified reason. In this case, the shareholder may obtain the permission of the court and review the minutes or copy the records.

Article 37. < Deleted as of March 17, 2000 >

Article 37-2. Audit Committee < Inserted as of October 1, 1999. >

(1) The Company shall establish an Audit Committee in order to examine internal transactions, potential conflicts of interest and other relevant matters.

(2) The Audit Committee shall be composed of at least three (3) Outside Directors based upon the resolution of the board of directors. However, persons who fall within each provision of Article 415-2(2) of the KCC cannot compose more than one-third (1/3) of the Audit Committee.
         < Amended as of March 17, 2000 > < Amended as of March 29, 2002 >

(3) In the event the Company lists of transacts its shares on a foreign stock exchange market, the qualifications of the members of the Audit Committee and the composition thereof shall fulfill the requirements of the laws and regulations of the relevant country and the rules and regulations of the supervisory authority of such country. < Inserted as of March 17, 2000 >

(4) Matters relating to the delegation of powers to the Audit Committee and the operation of such Audit Committee shall be determined in accordance with the Audit Committee Rules determined by the board of directors.
         < Amended as of March 17, 2000 >

Article 37-3. Outside Director Candidate Nominating Committee < Inserted as of
              March 29, 2002. >

(1) The Company shall establish an Outside Director Candidate Nominating Committee in accordance with the Securities and Exchange Act or any other statutes in order to nominate candidates for Outside Directors to general meeting of shareholders.

(2) The Outside Director Candidate Nominating Committee shall be composed of three (3) Directors and Outside Directors shall constitute at least half of the total number of this committee. The term for each member of the Outside Director Candidate Nominating Committee shall be three (3) year. If a member of the Outside Director Candidate Nominating Committee is absent or unable to perform his or her responsibilities for any reason whatsoever, a designated replacement member, as appointed by a resolution of the Board of Directors, shall perform the responsibilities of such member. The Board of Directors may designate a director as the designated replacement member prior to such absence or inability of a member. < Amended as of October 21, 2003 >

(3) Matters relating to the delegation of powers to the Outside Director Candidate Nominating Committee and the operation of such (Outside Director Candidate Nominating) a Committee shall be determined in accordance with the Independent Director Candidate Nominating Committee Rules determined by the Board of Directors.

Article 38. Responsibilities of the Statutory Auditor

(1) The Audit Committee shall audit the accounting records and business transactions of the Company. < Amended as of March 17, 2000 >

(2) The Audit Committee shall examine the proposals and documents to be submitted by directors to general meetings of shareholders, and subsequently report at the meeting his or her opinion on whether there is any violation of law or these Articles of Incorporation or any other irregularity that might materially affect the business of Company.
         < Amended as of March 17, 2000 >

(3)      < Deleted as of March 17, 2000 >

(4) The Audit Committee may request the convening of an extraordinary general meeting of shareholders by submitting a request in writing to the Board of Directors, specifying the purpose and reason for such meeting.

Article 39. Audit Report of Audit Committee < Amended as of March 17, 2000 >

         The Audit Committee shall prepare audit statements, which shall contain all of the proceedings and results of such audit, and shall be signed and/or sealed by the chairman of the Audit Committee and those members who are present.

Article 40. Remuneration and Severance Payment of Director < Amended as of March
            17, 2000 >

(1) The Board of Directors shall decide the remuneration and severance payment for each director of the Company, subject to the ceiling amount as resolved by shareholders in the their general meetings.

(2) The Regulations for Officers' Severance Payment, adopted by the general meeting of shareholders of Company, shall apply in determining the severance payment for directors.

                           CHAPTER VI. BUSINESS PLANS

Article 41. (Deleted on October 21, 2003).

Article 42. (Deleted on October 21, 2003).

                             CHAPTER VII. ACCOUNTING

Article 43. Fiscal Year

         The fiscal year of the Company shall begin on the first (1) day, of each year and end on the thirty-first (31st) day of December of the same year.

Article 44. Preparation of the Financial Statements and Business Reports, Etc.

(1) The Representative Director shall, for each fiscal year, prepare each of the following documents, attachments and business reports and obtain the approval of the Board of Directors thereon, and deliver to the Audit Committee no later than six (6) weeks prior to the ordinary general meeting of shareholders to be held for such business year;
         < Amended as of March 17, 2000 >

         1.       Balance sheet;

         2.       Profit and Loss Statement; and

         3. Statement of appropriation of retained earnings or statement of disposition of deficit.

(2) The Audit Committee shall deliver to the Representative Director its audit report no later than four (4) weeks after receiving the documents referred to in the foregoing paragraph. < Amended as of March 17, 2000 >

(3) The Company shall cause such documents and the audit report referred to in the foregoing paragraphs (4) to be placed for five (5) years in the head office and for three (3) years in each branch of the Company commencing one
         (1) week prior to the ordinary general meeting of shareholders.

(4) The Company shall give public notice of the balance sheet and the opinion thereon of an independent auditor immediately after the document referred to in paragraph (1) has been approved by the ordinary general meeting of shareholders.

(5) In the event that the Company causes the shares in the Company to be listed or traded on an overseas securities market, to the extent related thereto, the Company shall comply with the rules and regulations of the relevant supervising authorities in connection with the preparation, submission and disclosure of information on the management and financial condition of the Company. < Inserted as of October 1, 1999 >

Article 45. Appropriation of Earned Surplus

(1) Earned surplus for each business year, including any carried-over profit, shall be appropriated in the following order;

         1.       Earned surplus reserve;

         2.       Other reserves required by law;

         3.       Voluntary reserves;

         4.       Dividends to shareholder;

         5.       Any other sums required to be paid from earned surplus; and

         6.       Profits to be carried forward to the next business year.

Article 46. Dividends to Shareholders

(1)      Dividends to shareholders may be paid in cash or in the form of shares.

(2) In case dividends are distributed in the form of shares, the Company may issue a new class of shares different from existing classes of shares issued and outstanding, subject to a resolution of the general meeting of shareholders.

(3) The dividends referred to in paragraph (1) shall be paid to the shareholders or registered pledgees recorded in the Shareholders Register of the Company as of the end of each fiscal year.

(4) The right to demand payment of dividends shall be expired if the right is not exercised within five (5) years. Dividends, after the expiration of the period referred to above, shall be reverted to the Company.

(5) The Company may pay dividends only from those fiscal years in which the carried-over loss has been replenished in full, after the commencement of local telephony services.

                     CHAPTER VIII. SUPPLEMENTARY PROVISIONS

Article 47. Regulations

         The Company may, with the approval of Board of Directors, adopt relevant regulations, whichever necessary, required for the operation of the Company.

Article 48. Notices

         Any notice, demand, request, consent or any communication hereunder shall be made in writing (including, without limitation, by hand delivery, registered airmail, email or facsimile). < Amended as of October 21, 2003 >

                    CHAPTER IX. INCORPORATION OF THE COMPANY

Article 49. Pre-incorporation Expenses

         Company shall bear and reimburse, up to the sum of Thirty-five Billion (35,000,000,000) Won, all expenses incurred for the incorporation of Company, including expenses for holding road-shows for organizing the Consortium, advertisements, preparation of the Initial Business Plan, registrations, approvals and permits.

Article 50. Names and Addresses of Promoters

         The names and addresses of promoters of Company are as listed at the end of these Articles of Incorporation.

Article 51. Representative of Company Prior to Incorporation

         The representative promoter shall, for the time being, represent the Company during the procedures for incorporation and shall be in charge of the preparation and submission of the application for the government permit for local telephony service business.

                                     ADDENDA

                                 August 30, 1997

Article 1. Effective Date

         These Articles of Incorporation shall become effective from the date of incorporation of the Company.

Article 2. Interim Provisions for the Nomination of Non-executive Directors

         In applying the provisions of Article 29, Paragraph (2) hereof, if the right of the Largest Shareholder or Major Shareholders to nominate non-standing directors cannot be maintained from the time the amended Telecommunications Business Act becomes effective after January 1, 1998, or if the shareholders association cannot maintain a position similar to the Board of Directors, then the right of the Largest Shareholder and Major Shareholders to nominate non-standing directors shall be replaced by their right to nominate standing directors.

Article 3. (Deleted on August 28, 1998)

         In order to form a corporation in accordance with the foregoing terms and conditions, all promoters of company have caused these Articles of Incorporation to be executed in their names and under their seals hereunto affixed.

                                    ADDENDUM

                                 Sept. 23, 1997

Article 1. Effective Date

         These Articles of Incorporation shall become effective from the day on which Company is incorporated.

                                     ADDENDA

                                 March 30, 1998

Article 1. Effective Date

         These Articles of Incorporation shall become effective from March 30, 1998.

Article 2. (Deleted on August 28, 1998)

                                    ADDENDUM

                                 August 28, 1998

Article 1. Effective Date

         These Articles of Incorporation shall be become effective from August 28, 1998.

                                    ADDENDUM

                                February 26, 1999

Article 1. Effective Date

         These Articles of Incorporation shall become effective from February 26, 1999

                                     ADDENDA

                                 October 1, 1999

Article 1. Effective Date

         These Articles of Incorporation shall become effective from October 1, 1999.

Article 2. Interim Provisions

(1) Amendment of the provisions in respect of recommendation of non-standing directors under Article 29, Paragraph (2) shall not affect the term of office of non-standing directors who are in office at the time of enforcement of the said provision.

(2) Amendment of the provisions in respect of appointment of the Representative Director/President under Article 29, Paragraph (9) shall not affect the term of office of the Representative Director/President who is in office at the time of enforcement of the said provision.

                                     ADDENDA

                                 March 17, 2000

Article 1. Effective Date

         These Articles of Incorporation shall become effective from March 17, 2000.

Article 2. Interim Provisions

         Unless specified otherwise by these Articles of Incorporation, these Articles of Incorporation shall apply to events or matters that arose prior to the effective date. However, those matters that became effective under the previous Articles of Incorporation shall not be affected.

                                    ADDENDUM

                                 March 23, 2001

Article 1. Effective Date

         These Articles of Incorporation shall become effective from March 23, 2001.

                                     ADDENDA

                                 March 29, 2002

Article 1. Effective Date

         These Articles of Incorporation shall become effective from March 29, 2002.

Article 2. Interim Provisions

(1) Any person appointed as an Outside Director at the regular general meeting of shareholders in 2002 shall be deemed to be nominated by the Outside Director Candidate Nominating Committee.

(2) Any Outside Director who holds office at the Company as non-standing Directors or independent non-standing Directors at the regular general meeting of shareholders in 2002 shall be deemed to be appointed as an Outside Director by the time when his or her terms of office expires notwithstanding the provision of Article 29 (13).

                                    ADDENDUM

                                 March 26, 2004

ARTICLE 1. EFFECTIVE DATE

         These Articles of Incorporation shall be effective as of March 26, 2004.

                                                                       EXHIBIT C

                         AUDIT REPORT OF AUDIT COMMITTEE

I, as the Chairman of the Audit Committee (the "Committee") of Hanaro Telecom, Inc. ("the Company"), have audited and hereby report the results of auditing the accounting records and business transactions of the Company's fiscal year 2003 from January 1, 2003 to December 31, 2003.

1.       Summary of Auditing Methodology

         Auditing the accounts included reviewing accounting records and relevant statements, and examining the financial statements and the specifications attached thereto. When necessary, the Committee resorted to auditing procedures that included contrast, due diligence, observation, inquiry, etc.

         As for auditing the business transactions, in the event that it was necessary to attend a meeting of the Board of Directors or other important meetings, I received reports from Directors regarding the Company's operation, and reviewed and examined relevant records for business transactions of importance.

2.       Balance Sheet & Statements of Operations

         The balance sheet and statements of operations present fairly, pursuant to the applicable laws of Korea and the Articles of Incorporation, the financial position and operation of the Company.

3.       Statement of Disposition of Deficit

         The statement of disposition of deficit was prepared pursuant to the applicable laws of Korea and the Articles of Incorporation, and appropriately states and reflects the financial position and other matters of the Company.

4.       Business Report

         The business report represents fairly, pursuant to the applicable laws of Korea and the Articles of Incorporation, the sate of the Company.

March 11, 2004
Sung Kyu Park, Chairman of the Audit Committee
Hanaro Telecom, Inc.

                                                                       EXHIBIT D

                    DIRECTOR'S OPINION ON BUSINESS OPERATION

1.       Results of Operation

         [ ] Sales

                                                      (Unit: in millions of Won)

                                       2003              2002               2001
Operating Revenue                   1,375,336         1,253,859           825,449
Operating Expense                   1,300,129         1,247,779           990,637

Operating Income (Loss)                75,207             6,080          (165,188)
Non-operating Income                   26,642            57,150            48,977
Non-operating Expense                 267,185           186,370           127,902
Ordinary Income (Loss)               (165,336)         (123,140)         (244,113)
Extraordinary Income (Loss)                 -                 -                 -
Income (Loss) Income Taxes           (165,336)         (123,140)         (244,113)
Income Tax (Expense) Benefit                -                 -                 -
Net Income (Loss)                    (165,336)         (123,140)         (244,113)

[ ] Hanaro Telecom, Inc. ("the Company") is a telecommunications company established on September 26, 1997 to offer local telephony and high-speed Internet services. Launching its commercial service on April 1, 1999 in four metropolitan cities including Seoul, Pusan, Incheon and Ulsan, the Company has expanded its service coverage to 80 cities and 52 districts as of the end of 2003.

[ ] Revenues in the fiscal year 2003 rose 9.7% YoY to KRW 1,375.3 billion, attributable to the on-going `clean marketing agreement' with the competitors that subsequently reduced the number of cut-throat promotions.

[ ]      Main Business

Source of Profitability                 Overview              Main cause attributing to profitability
------------------------------------------------------------------------------------------------------
   Telephony Service          Local/long-distance/overseas   Revenue increased to a growing number of
                              telephony services and         residential customers that use high-speed
                              other value-added services     integrated telephone services.
------------------------------------------------------------------------------------------------------
   Leased lines               Dedicated lines                Revenue increased due to the number of
                              (telephony/internet)           subscribers rising steadily
------------------------------------------------------------------------------------------------------
   High-speed                 High-speed broadband           No. of subscribers for VDSL services
   Broadband internet         internet services              increased.
   Others                     Other services
------------------------------------------------------------------------------------------------------

[ ] Operating profit rose sharply, due to an increase in revenues and a fall in commissions attributed to a fall in the number of subscribers. Accordingly, EBITDA rose 27.8% YoY from KRW 391.4 billions to KRW 500 billions.

[ ] Non-operating income fell 53.4% YoY to KRW 26.6 billions, due to a decrease in cash on hand and losses from foreign currency conversion (KRW 17.1 billions in the fiscal year of 2002).

[ ] Non-operating expenses rose 43.4% YoY to KRW 165.3 billions due to the closing of some existing services, an increase in the demand for customer service and

[ ] Despite the improvement in operating profit, the Company recorded net losses of KRW 165.3 billions, up 34.3% from the previous fiscal year, due to a rise in non-operating losses.

2.       Financial Status

           Description                    2003            2002     %change (annual)
-----------------------------------------------------------------------------------
[Current Asset]                          672,571         676,104       -0.5%
---------------------------------------------------------------------------
[Non-current  Asset]                   2,709,351       2,925,467       -7.4%
---------------------------------------------------------------------------
TOTAL ASSETS                           3,381,922       3,601,570       -6.1%
---------------------------------------------------------------------------
[Current Liabilities]                    794,804       1,328,161      -40.2%

[Non-current Liabilities]                828,763         898,739       -7.8%
---------------------------------------------------------------------------
TOTAL LIABILITIES                      1,623,567       2,226,900      -27.1%
---------------------------------------------------------------------------
[Paid-in Capital]                      2,310,676       1,396,613       65.4%
---------------------------------------------------------------------------
[Capital in excess of par value]         344,642         692,815      -50.3%

[Retained Earning]                      -874,573        -709,237       23.3%

[Capital Adjustment]                     -22,390          -5,521      305.5%
---------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY             1,758,355       1,374,670       27.9%
---------------------------------------------------------------------------

[ ] Current liabilities fell 40.2% due to the repayment of ABS and corporate debentures due in 2003. Accordingly, the total liabilities fell 27.1% from the previous fiscal year

[ ] On November 18, 2003, the Company issued 182,182,500 common shares at KRW 3,200 per share (par value: KRW 5,000) for the specified foreign investors, thus increasing the paid-in capital by 65.4%. The discounts at less than par value led capital in excess of par value to decrease by 50.3%.

[ ] The above figures for assets, liabilities and shareholder's equity are the end of year balance for 2003. Net profit has been deducted from the shareholder's equity. Borrowings refer to interest-bearing debts that include both the short-term and the long-term loans, financial leases, ABS, and corporate bonds.

                                                                  2003                2002
-----------------------------------------------------------------------------------------------
                Current asset to current liability ratio        84.62%               50.91%
                Debt to equity ratio                            92.33%               162.0%
  Stability     Dependency level on overall borrowing           39.05%               52.21%
                Operating profit to interest expenses           0.507                0.038
-----------------------------------------------------------------------------------------------
                Sales revenue growth rate                        9.69%               51.90%
                Operating profit growth rate                 1,136.91%         turned positive
   Growth       Net profit growth rate                         negative             negative
                Total assets increase rate                      -6.10%                0.58%
                Asset turnover                                   0.39 x               0.35 x
-----------------------------------------------------------------------------------------------
                Operating profit to sales revenue ratio          5.47%                0.48%
                Net profit to sales revenue ratio              -12.02%               -9.82%
Profitability   Net profit to total asset ratio                 -4.74%                -3.4%
                Profit to net worth ratio                      -10.55%               -8.78%
                Operating cash flows to total asset              8.71%               -0.10%
-----------------------------------------------------------------------------------------------

3.       Financing

[ ]      Details of Financing Activities

                                                      (Unit: in billions of Won)

Financing Source                                         2003             2002             2001
------------------------------------------------------------------------------------------------
Banks & others financial institutions                    131.0            112.7            178.7
------------------------------------------------------------------------------------------------
Syndication Loan                                         159.1                -                -
Corporate debentures                                     271.0            588.6            573.3
Rights issues                                            585.0             76.6                -
------------------------------------------------------------------------------------------------
*Others                                                  318.2            207.0
------------------------------------------------------------------------------------------------
Total                                                  1,464.3            987.9            752.0
------------------------------------------------------------------------------------------------

* Others are issuance of ABL.

[ ]      Outstanding Loans (as of the end of the year 2003)

                                               (Units: KRW billion, USD million)

                                                           Repayment Schedule
Category                  Outstanding         -------------------------------------------------
                            Amount             2004       2005        2006       2007      2008
-----------------------------------------------------------------------------------------------
Short-term borrowings        103.0            103.0
-----------------------------------------------------------------------------------------------
Long-term borrowings
-----------------------------------------------------------------------------------------------
   Loans                     218.8             73.1       95.3        41.3       8.0        1.2
-----------------------------------------------------------------------------------------------
   Corporate                 691.0            195.0      306.0       190.0
   debenture
-----------------------------------------------------------------------------------------------
   ABS/ABL                    58.4             58.4
-----------------------------------------------------------------------------------------------
   Vendor Financing/
   Leasing
-----------------------------------------------------------------------------------------------
   (in KRW)                  108.6             60.0       37.0        10.8       0.7
-----------------------------------------------------------------------------------------------
   (in USD)                    2.9              2.7        0.2
-----------------------------------------------------------------------------------------------
Syndication Loan
-----------------------------------------------------------------------------------------------
   Fixed-term
-----------------------------------------------------------------------------------------------
   (in KRW)                   25.0                                     3.7      10.0       11.2
-----------------------------------------------------------------------------------------------
   (in USD)                     63                                     9.5      25.2       28.3
-----------------------------------------------------------------------------------------------
   Revolving                  60.0             60.0
-----------------------------------------------------------------------------------------------
Total - KRW                1,264.8            549.5      438.3       245.8      18.7       12.4
-----------------------------------------------------------------------------------------------
Total - USD                   65.9              2.7        0.2         9.5      25.2       28.3
-----------------------------------------------------------------------------------------------

[ ]      Financing Plan for the Year 2004             (Unit: in billions of Won)

 Financing Source                                                       2004
----------------------------------------------------------------------------
Syndication Loan                                                       411.7

Vendor Financing                                                        50.0
----------------------------------------------------------------------------
Total                                                                  461.7
----------------------------------------------------------------------------

Young-Wan Cho

Executive Vice President & Director, Hanaro Telecom, Inc.

                                                                       EXHIBIT E

          AUDITOR'S COMMENTS ON FORMATION OF INTERNAL MONITORING SYSTEM

1.       Internal Monitoring System

     A.  Structure and Function of Internal Monitoring Committee

         [ ]  Board of Directors: Monitors performance of directors' duties.

         [ ] Audit Committee: Audits performance of directors' duties. It may request a report on operation of the Company from directors or investigate matters relating to the Company's operation and financial position.

         [ ] Audit Team: As a supporting department to the Audit Committee, it audits operations of each department. It conducts regular, periodic and special audits.

     B. The Board of Directors consists of 11 directors including 6 independent directors.

     C. Appointment of Members of the Audit Committee and Secured Standing of the Audit Unit within the Company

         1)   Appointment of members of the Audit Committee

              [ ] Pursuant to Article 37-2 of the Articles of Incorporation, the Company established the Audit Committee and appointed four independent non-standing directors as members of the Audit Committee.

              [ ] The Audit Committee consists of a scholar, an accountant, a lawyer, and a professional businessman.

         2) The standing of employees of the Audit Team within the Company is secured since their transfer or dismissal requires consent of the Chairman of the Audit Committee.

2.       Internal Monitoring System

     A.  Performance of Internal Audit in 2003

         [ ]  The number of regular audit conducted : 402

         [ ] Periodic Audit : 2 (2003 book-closing, Hanaro Telephone & Internet Information, Inc)

         [ ] Special Audit : 2 (Hanaro Realty Development & Management Co., Ltd., Hanaro Web & TV, Ltd.)

     B.  Dealings with Audit Statement

         [ ] In accordance with the Audit Rules, audit statements are reported immediately to the president of the Company for prompt correction, and the matters are dealt with and managed continuously afterwards.

3.       Audit Committee's Comment on Performance of Internal Monitoring System

     [ ] In accordance with the Commercial Code of Korea and the Articles of Incorporation, the Audit Committee plays an important role in investigating the assets and supervising business activities of the Company.

Sung Kyu Park
Chairman of the Audit Committee
Hanaro Telecom, Inc.

                                                                       EXHIBIT F

                        INDEPENDENT AUDITOR'S COMMENTS ON
                     FORMATION OF INTERNAL MONITORING SYSTEM

                                                                 March 17 , 2004

To:        The Board of Directors and Shareholders of Hanaro Telecom, Inc.

In accordance with generally accepted auditing standards in the Republic of Korea, we have audited the financial statements of Hanaro Telecom, Inc. (the "Company") for the fiscal year ended December 31, 2003 and in this regard, we have analyzed and evaluated the Company's internal monitoring system. The purpose of our task was to determine whether we have enough evidence that the Company's internal auditing procedures appropriately monitor the account balances and disclosure status in the financial statements. Accordingly, we did not investigate the internal monitoring system for the purpose of issuing an opinion regarding the validity and appropriateness of the Company's internal monitoring system. In addition, we may not have discovered all material weaknesses in the Company's internal monitoring system.

According to our analysis and evaluation, the Company has the following internal monitoring system:

1.   The Board of Directors and the Audit Committee;

2.   Approval procedures for transactions;

3. Separation of the approval, recording and protection of property procedures of a transaction;

4.   Recording transaction documents and financial ledgers;

5.   Restriction on use or access to documents and property; and

6. Independent and regular internal verification procedures including comparative analysis and adjustments.

It is our opinion that we did not find any material weakness in the Company's internal monitoring system during the Company's fiscal year ended December 31, 2004.

Anjin Accounting Corporation
Representative Director Yang Seung Woo

                                                                       EXHIBIT G

                                 BUSINESS REPORT

                            For the Fiscal Year 2003

[HANARO TELECOM, INC. LOGO]

                               ANNUAL REPORT 2003

                               From January 1,2003
                              to December 31, 2003

                                TABLE OF CONTENTS

1.   COMPANY OVERVIEW

2.   OPERATIONAL REVIEW

3.   STATE OF AFFILIATES, SUBSIDIARIES, AND BUSINESS CONSOLIDATION

4.   CHANGES IN ASSET AND FINANCIAL RESULTS FOR THE RECENT THREE YEARS

5.   THE TASKS FOR OVERCOME

6.   BOD AND AUDIT COMMITTEE

7.   MAJOR SHAREHOLDERS

8.   INVESTMENTS IN THE AFFILIATED COMPANIES AND OTHER COMPANIES

9.   MAJOR CREDITORS

10.  IMPORTANT EVENTS AFTER THE CLOSING DATE

11.  OTHER IMPORTANT FACTORS

1.   COMPANY OVERVIEW

     1)   OBJECTIVES OF THE COMPANY

          -    Provide local telephony services

          -    Lease telecommunications lines and facilities related thereto

          -    Establish, own and operate telecommunications networks

          - Manufacture, sell and supply equipment and/or machines incidental or related to telecommunications business

          -    Research and develop technologies related to telecommunications

          -    Initiate future telecommunications business

          -    Lease communication bureau buildings, and facilities

          - Perform any activities or business mandated by pertinent telecommunications laws in Korea

          - Conduct any and all activities directly or indirectly related to or incidental to any of the foregoing objectives, undertake any overseas activities for any of the objectives set forth in the foregoing items

     2)   IMPORTANT BUSINESS DETAILS

          Hanaro, as the second local call service provider, has provided local telephony service, broadband Internet service, and corporate leased line service. Hanaro has built its business foundation with an eye to being a dominating force, together with KT, in the wired telecommunication business area. Especially, as a front-runner in Broadband business, Hanaro also has led the growth of the nation's telecommunication industry by making a great contribution to achieving nation-wide domestic broadband Internet users more than 10 million, only within 4 years since our business launching.

          The broadband market saturation, and the restructuring of the telecom industry will bring on fierce competition among telecom players to dominate the market in 2004. To actively overcome this adverse environment, Hanaro completed 1.1 billion USD equity injections in last October. In addition to that, Hanaro will strengthen broadband Internet business as well as the increase of the voice market share to achieve the 2nd leap for a continuous development.

     3)   STATUS ON HEAD OFFICE AND BRANCH OFFICE

---------------------------------------------------------------------------------------------------
            NAME                        LOCATION                        MAJOR BUSINESS
---------------------------------------------------------------------------------------------------
         Head Office                     Seoul                        Overall management
---------------------------------------------------------------------------------------------------
  Seoul Central Office                   Seoul          -        Sales planning and management
-----------------------------------------------------
  Metropolitan North branch             Kyunggi         -        Sales and promotion activities
-----------------------------------------------------
  Metropolitan South branch             Kyunggi         -        Installation, operation and
                                                                 management of telecommunications
                                                                 facilities
-----------------------------------------------------
      Chungchung branch                 Taejeon         -        Building telecommunications
                                                                 infrastructure
-----------------------------------------------------
       Kyungbuk branch                   Taegu          -        Budget planning, asset management,
                                                                 general administration
-----------------------------------------------------
        Honam branch                    Kwangju
-----------------------------------------------------
        Busan branch                     Busan
---------------------------------------------------------------------------------------------------

     4)   EMPLOYEES

                                                                  (Unit: person)

                              Management
Description      Executive      Staff       Engineer    Researcher  Sales Office   Others       Total
-----------------------------------------------------------------------------------------------------
   Male              33          242          770           26          255           55        1,381
-----------------------------------------------------------------------------------------------------
  Female              -           27           40            8            4          119          198
-----------------------------------------------------------------------------------------------------
   Total             33          269          810           34          259          174        1,579
-----------------------------------------------------------------------------------------------------

Exhibit G.

5) STATUS OF ISSUED SHARES

     - THE NUMBER AND TYPE OF SHARES ISSUED

                                                     (Unit: Share, KRW million )

         Type                Number of shares       Paid-in capital        Composition             Remarks
-----------------------------------------------------------------------------------------------------------
Registered common stock         462,135,180            2,310,676               100%
-----------------------------------------------------------------------------------------------------------
         Total                  462,135,180            2,310,676               100%
-----------------------------------------------------------------------------------------------------------

     - CHANGES IN PAID-IN CAPITAL

                                           (Unit: share, KRW/share, KRW million)

                                                     Number of                         Cumulative
   Date            Type of Shares       Par value  shares issued    Total Amount    Paid-in Capital          Remarks
---------------------------------------------------------------------------------------------------------------------------
1997. 9.26    Registered Common Stock     5,000     120,082,200       600,411             600,411      Initial Shares
---------------------------------------------------------------------------------------------------------------------------
1998. 1.22             "                    "       19,917,800         99,589             700,000      Right Issue
---------------------------------------------------------------------------------------------------------------------------
1998.10. 2             "                    "       44,012,222        255,271             920,061      Right Issue
---------------------------------------------------------------------------------------------------------------------------
1999. 8. 5             "                    "       55,987,778        660,656           1,200,000      Right Issue
---------------------------------------------------------------------------------------------------------------------------
2000. 4. 4             "                    "       24,000,000        413,640           1,320,000      Issue of ADR
---------------------------------------------------------------------------------------------------------------------------
2002. 3.20             "                    "        2,990,394         14,952           1,334,952      Exercise of warrants
---------------------------------------------------------------------------------------------------------------------------
2002. 3.22             "                    "        4,226,094         21,130           1,356,082      Exercise of warrants
---------------------------------------------------------------------------------------------------------------------------
2002. 3.27             "                    "        2,718,540         13,593           1,369,675      Exercise of warrants
---------------------------------------------------------------------------------------------------------------------------
2002. 3.28             "                    "        3,286,962         16,435           1,386,100      Exercise of warrants
---------------------------------------------------------------------------------------------------------------------------
2002. 3.29             "                    "        2,100,690         10,503           1,396,613      Exercise of warrants
---------------------------------------------------------------------------------------------------------------------------
2003.11.18             "                    "      182,812,500        585,000           2,310,676      Right Issue
---------------------------------------------------------------------------------------------------------------------------

     - INFORMATION ON SHARES AND SHARE CERTIFICATES

                                                                                                   Within three (3) months after
           Fiscal year                          December 31                          AGM           the closing of each fiscal year
----------------------------------------------------------------------------------------------------------------------------------
Closure of shareholders register       Within one (1) month after the           Public notice            The Seoul Shinmun
    and setting of record date         last day of each fiscal year
---------------------------------------------------------------------
         Class of Shares                  Registered common stock
----------------------------------------------------------------------------------------------------------------------------------

Exhibit G.

                                            Name                           Korean Securities Depositary
         Shares register and              ------------------------------------------------------------------
            transfer agent                Location                    Yuido-dong 34-6, Youngdongpo-gu, Seoul
------------------------------------------------------------------------------------------------------------
     Priority of shareholders                                                       None
------------------------------------------------------------------------------------------------------------

6) DETAILS OF BONDS ISSUED

                                                             (Unit: KRW million)

                                                              Interest Rate
Issue Date              Type            Amount                   (p.a.)                 Maturity                Remarks
----------------------------------------------------------------------------------------------------------------------------
2003. 2.24       Public placement       190,000                  6.00%                 2006. 2.24
----------------------------------------------------------------------------------------------------------------------------
2003. 5.26       Private placement       16,000                  8.59%                 2005. 5.26
----------------------------------------------------------------------------------------------------------------------------
2003. 6. 3       Private placement       65,000                  8.90%                 2008. 6. 3           Early redemption
----------------------------------------------------------------------------------------------------------------------------
   TOTAL                                271,000
----------------------------------------------------------------------------------------------------------------------------

2. OPERATIONAL REVIEW

 1) BUSINESS OVERVIEW

     - 2003 FINANCIAL RESULTS

     In the year 2003, it was a year where public consumption was depressed by a number of factors including depressed corporate capital investments, the negative conditions in Iraq and North Korea, and the anticipation of a long-term depression in world economy, on the other hand, Korea achieved a mere economic growth by dint of the recovery of export in several business areas such as semiconductor and automobile business. Moreover in the domestic telecom industry, the market size frozen by the radically dampened increase in broadband access subscribers and sluggish state in wired/mobile telephone business, have brought on the radical change of focusing business area. Meanwhile, due to the fierce competition between telecom players without future core growth engine, the monopoly of a big player has become deepened and it brought big changes in the telecommunication business area.

     Hanaro has been offering services to 80 cities and 52 districts nationwide, and procured 2.73 million broadband subscriber lines and 1 million telephone subscriber lines as of the end of 2003. Hanaro's revenue was KRW
     1.375 trillion in 2003. Through the continuous improvement of earnings, Hanaro

Exhibit G.

     achieved a high level of operating profit and is hoping that it will be a stepping-stone for the 1st positive turn of net profit in 2004.

     - 2004 BUSINESS PLAN

     The utmost goal for Hanaro in 2004 is to achieve KRW 1.50 trillion in revenues and to achieve the 1st positive turn of net profit since the first commercial service launch through the improvement of the financial structure. It will enable us to make a firm basis of our 2nd leap for a continuous development.

     In order to achieve this goal, Hanaro will 1) solidify its position and improve earning ratio in the broadband Internet market, 2) increase the market share in local telephone market, and 3) strengthen the financial structure and management system of the Company through flexible fund management such as, investment efficiency increase in corporate leased line business.

     - BROADBAND INTERNET BUSINESS

     Beginning in April 1999, the Company started offering broadband Internet access services and telephony services in 4 major metropolitan cities of Korea. As of the end of 2003, the company secured 2.73 million subscriber lines in 80 cities and 52 districts nationwide. In 2003, the growth rate has greatly dampened compare to 2002, mainly due to the clean-marketing to avoid the overheated competition among operators. The net addition of the subscribers was small, which, together with the effect of the clean-up of inactive subscribers, dropped the market share from 27.6% to 24.4%.

     Furthermore, in preparing for a saturated stage of the industry in 2004, Hanaro focuses on building up strong competitive edge, and retaining subscribers in broadband Internet business. To avoid the overheated competition, Hanaro has been making efforts to firmly establish the "clean-marking", and be actively allied with affiliates to secure subscribers.

     - TELEPHONY SERVICE

     As for local telephony services, the Company is offering services to 1 million subscribers in 32 cities as of the end of 2003. New opportunities, such as VoIP, number portability (from June, 2003), became effective in telephony industry; therefore it brought on the favorable market environment for the telephony service expansion.

     We will focus on revenue increase and profitability improvement by actively acquiring subscribers by the grace of the favorable business environment such

Exhibit G.

     as nationwide number portability, VoIP coverage expand, etc. and by providing fully bundled service with IDD and long distance call from the second half of the year.

     - CORPORATE LEASED LINE

     Leased lime service has been confronted with the hostile market environment because of the fierce competition in the sluggish market due to the unstable state of the domestic economy. However, through CRM (customer relations management), secured customer information and well-organized customer DB, we have created a favorable market condition in which we can provide better services than our competitors.

     We expect a more hostile market environment in year 2004; therefore we will focus on enhancing profitability by selectively making investments, maximizing the use of the existing equipment for a better ROI and increasing the ARPU.

     Further, we will provide differentiated services by developing a niche market through our existing infrastructure, and focusing on cost-effective customers. For stable retention of our existing customers, we will provide 24-hour monitoring service, and early catch hold of the customer needs.

2) REVENUES

                                                             (Unit: KRW million)

   Business                      Revenues                         Percent
-------------------------------------------------------------------------
Local Telephony                    249,041                         18.11%
-------------------------------------------------------------------------
  Leased Line                       37,992                          2.76%
-------------------------------------------------------------------------
   Broadband                       982,693                         71.45%
-------------------------------------------------------------------------
    Others                         105,610                          7.68%
-------------------------------------------------------------------------
     TOTAL                       1,375,336                        100.00%
-------------------------------------------------------------------------

3) CAPEX

                                                             (Unit: KRW million)

      Description                             Amount                        Remarks
-----------------------------------------------------------------------------------
          Land                                   385
-----------------------------------------------------------------------------------
Buildings and Structures                      11,080
-----------------------------------------------------------------------------------
       Equipments                            321,304
-----------------------------------------------------------------------------------
         Others                                4,759
-----------------------------------------------------------------------------------
         TOTAL                               337,528
-----------------------------------------------------------------------------------

Exhibit G.

4) STATUS OF BORROWINGS

                                                             (Unit: KRW million)

                                                    Interest Rate
   Date             Lender             Amount           (p.a.)       Maturity Date                    Remarks
------------------------------------------------------------------------------------------------------------------------------------
2003. 2.10       Chohong Bank         100,000           5.43%         2004. 2.10.
------------------------------------------------------------------------------------------------------------------------------------
2003. 3.14        Hanmi Bank           40,000           6.99%         2005. 9.14.
------------------------------------------------------------------------------------------------------------------------------------
2003. 4. 2            KEB              14,720           3.58%         2008. 3.17.            Information promotion fund
------------------------------------------------------------------------------------------------------------------------------------
2003. 5.23        Woori Bank           25,000           7.40%          2003.11.23               Repayment completed
------------------------------------------------------------------------------------------------------------------------------------
2003. 6. 9            KDB              18,280           3.58%          2008. 3.15      Information promotion fund Early redemption
------------------------------------------------------------------------------------------------------------------------------------
2003. 9. 2        SK Telecom          120,000           5.50%          2004. 2.27                 Early redemption
------------------------------------------------------------------------------------------------------------------------------------
2003.10. 6    Securities Finance        3,000           6.00%          2004. 4.6
------------------------------------------------------------------------------------------------------------------------------------
2003.11.14            KEB              30,000           6.80%          2003.12.14               Repayment completed
------------------------------------------------------------------------------------------------------------------------------------
2003.12.15         KDB, etc.           60,000           7.60%          2004. 3.15                 Syndicated Loan
------------------------------------------------------------------------------------------------------------------------------------
2003.12.19         KDB, etc.            4,986           7.60%          2008.11.13                 Syndicated Loan
------------------------------------------------------------------------------------------------------------------------------------
2003.12.19         KDB, etc.           19,966           8.50%          2008.11.13                 Syndicated Loan
------------------------------------------------------------------------------------------------------------------------------------
2003.12.19         KDB, etc.           75,212           4.41%          2008.11.13                 Syndicated Loan
------------------------------------------------------------------------------------------------------------------------------------
   TOTAL                              511,164
------------------------------------------------------------------------------------------------------------------------------------

Exhibit G.

3. STATE OF AFFILIATES, SUBSIDIARIES, AND BUSINESS CONSOLIDATION

1) STATUS OF SUBSIDIARIES

                                                      (Unit: Share, KRW million)


                         Subsidiaries                                                Relation
-----------------------------------------------------------------------------------------------------------------------------
                                  Paid-in                          Shares owned by    Shareholding           Relation
     Name            Location     Capital     Major Business         the Company        ratio (%)
-----------------------------------------------------------------------------------------------------------------------------
Hanaro T&I Inc      Sungbuk-gu,    1,900      Call center               379,996         99.99%          Customer management
                       Seoul                                                                               consignment
-----------------------------------------------------------------------------------------------------------------------------
Hanaro Reality      Dongjak-gu,    2,500      Hanaro building           499,998         99.99%          Building management
 Development &         Seoul                  management                                                      agency
Management Co.
-----------------------------------------------------------------------------------------------------------------------------
 Hanaro Web(n)        Su-ku,       6,050      Total service             550,000         90.91%              Broadband
   TV Co.Ltd          Gwanghu                 operator                                                     sales agency
-----------------------------------------------------------------------------------------------------------------------------
Hanaro Telecom          Los           23      Telecommunica               2,000           100%       International leased line
 America, INC       Angeles, CA               tion service                                                   business
                       90071                                                                               consignment
-----------------------------------------------------------------------------------------------------------------------------

2) EXECUTIVES WHO HOLD CONCURRENT POSITION IN AFFILIATES

                                                                    Affiliates
                    Title in           ----------------------------------------------------------------------
    Name             Hanaro                     Name                        Title
-------------------------------------------------------------------------------------------------------------
Youngwan Cho       Senior Vice         Hanaro T&I Inc                       Auditor              Non-standing
                   President
Hyungjun Song      Senior Vice         Hanaro Reality Development          Director              Non-standing
                   President           & Management Co
 Inkuen Han        Senior Vice         Hanaro T&I Inc                      Director              Non-standing
                   President           Hanaro Web(n) TV Co. Ltd            Director              Non-standing
Jaewook Myung      Senior Vice         Hanaro Web(n) TV Co. Ltd        Senior Executive            Standing
                   President                                            Vice President
Suenggil Park      Senior Vice         Hanaro Web(n) TV Co. Ltd            Director              Non-standing
                   President

Exhibit G.

4. SUMMARIZED FINANCIAL STATEMENTS FOR THE RECENT THREE YEARS

1) SUMMARIZED INCOME STATEMENTS

                                                             (Unit: KRW million)

        Items                        2003                2002               2001
-----------------------------------------------------------------------------------
Operating Revenue                 1,375,336           1,253,859            825,449
Operating Expense                 1,300,129           1,247,779            990,637
Operating Income (loss)              75,207               6,080           (165,188)
Non-Operating Income                 26,642              57,150             48,977
Non-Operating Expenses              267,185             186,370            127,902
Ordinary Loss                      (165,336)           (123,140)          (244,113)
Extraordinary profit                      -                   -                  -
Extraordinary Loss                        -                   -                  -
Profit Before Income Tax           (165,336)           (123,140)          (244,113)
Income Tax Expense                        -                   -                  -
Net Income (Loss)                  (165,336)           (123,140)          (244,113)
-----------------------------------------------------------------------------------

2) SUMMARIZED BALANCE SHEETS

                                                             (Unit: KRW million)

                  Items                                     2003               2002                2001
---------------------------------------------------------------------------------------------------------
Total Assets                                              3,381,922         3,601,570           3,580,692
---------------------------------------------------------------------------------------------------------
   Current Assets                                           672,571           674,963             642,773
   Non-Current Assets                                     2,709,351         2,926,607           2,937,919
---------------------------------------------------------------------------------------------------------
Total Liabilities                                         1,623,567         2,226,900           2,151,363
---------------------------------------------------------------------------------------------------------
   Current Liabilities                                      794,804         1,328,161             904,816
   Non-current Liabilities                                  828,764           898,739           1,246,547
---------------------------------------------------------------------------------------------------------
Total Shareholder's Equities                              1,758,355         1,374,670           1,429,329
---------------------------------------------------------------------------------------------------------
   Capital Stock                                          2,310,676         1,396,613           1,320,000
   Paid-in Capital in Excess of par Value                   344,642           692,815             693,205
   Retained Earnings                                       (874,573)         (709,237)           (586,097)
   Capital Adjustment                                       (22,390)           (5,521)              2,221
---------------------------------------------------------------------------------------------------------
Total Liabilities & Shareholder's Equities                3,381,922         3,601,570           3,580,692
---------------------------------------------------------------------------------------------------------

Exhibit G.

5. THE TASKS FOR OVERCOME

     -    Refer "1) Financial result in detail" in "2. Operational review "

6. BOD AND AUDIT COMMITTEE

         Description                 Name                       Current Title                      Remarks
----------------------------------------------------------------------------------------------------------
  Standing      Representative     Chang-bun Yoon     Hanaro Telecom              Chairman& CEO
                   Director

Non-standing       Director       W. Kaffenberger     AIG Asian Infrastructure         CEO
                                                      Fund []

                   Director         David Yeung       AIG Global Investment          Managing
                                                      Corp.                          Director

                   Director        Young-Woo Nam      KIDC                             CEO

                   Director         Sun-Ho Hong       Samsung Electronics           Executive
                                                                                  Vice President

  Outside          Director          Paul Chen        Newbridge Capital              Managing
  Director                                                                           Director

                   Director        Byung-Moo Park     Newbridge Capital Korea          CEO
                                                      Branch
                                                                                                   Member of
                                                                                                   Audit
                   Director        Kyung-Jun Choi     Kim& Jang Law Firm              Lawyer       Committee

                                                                                                   Member of
                                                      Telecommunication                            Audit
                   Director        Sung-Kyu Park      Institution                     Member       Committee

                                                                                                   Member of
                                                      Okedongmu Children in                        Audit
                   Director         Sun-Woo Kim       Korea                          Director      Committee

                   Director         Shin-Bae Kim      SK Telecom                    Executive
                                                                                  Vice President

Exhibit G.

7. STATUS OF MAJOR SHAREHOLDERS

                                                                   (Unit: Share)

                                                                            Transaction
                                             Number of       Shareholding    with the      Investment by
           Name                               Shares           Ratio (%)      Company       the Company
-------------------------------------------------------------------------------------------------------
Newbridge Asia HT, L.P.                     49,535,799          10.72%            -               -
AIF II NT, Ltd.                             38,456,250           8.32%            -               -
AOF NT, Ltd.                                24,721,875           5.35%            -               -
Samsung Electronics                         23,542,281           5.09%      Delivery of           -
                                                                             Equipment
United Classic Investments Limited(1)       20,392,746           4.41%            -               -

8. INVESTMENTS IN THE AFFILIATES AND OTHERS BY THE COMPANY

 1) INVESTMENT COMPANIES BY THE COMPANY

                                                             (Unit: KRW million)

                                                                  Investment Status
                                                                  -----------------
                                                     Number of                            Shareholding
       Company                                        Shares              Amount            ratio (%)
-----------------------------------------------------------------------------------------------------
Hanaro Telecom America ,Inc                             2,000                 23            100.00%
Hanaro Reality Development & Management Co.           499,998              2,500             99.99%
Hanaro T & I Inc.                                     379,996              1,900             99.99%
Hanaro Web(n) TV                                      550,000             17,309             90.91%
M-Commerce Inc.                                         3,029              4,585             30.29%
Hanaro 800 Co. Ltd                                    200,000                300             29.41%
Dreamline Co. Ltd.                                  1,520,373             39,530             26.28%
Syspol Indonesia                                        8,454              1,003             21.14%
NAWANET Co., Ltd.                                       9,500              1,140             20.00%
Entertech, Inc                                         23,656                300             11.83%

----------------
(1) United Classic Investments Limited is controlled by Telecom Venture Group
Ltd.

Exhibit G.

Korea Digital Cable Media Center Co. Ltd              500,000                500             11.24%
Cosmo I & C                                            38,000                600             10.00%

 2) INVESTMENT COMPANIES BY THE COMPANY AND ITS AFFILIATES

                                                             (Unit: KRW million)

                                                  Investment Status
                                                  -----------------
                                    Number of                       Shareholding
          Company                    Shares           Amount           ratio (%)        Remarks
-----------------------------------------------------------------------------------------------------
Korea Digital Cable Media            500,000              500           11.24%     Hanaro Telecom Inc.
        Center Co. Ltd
                                      50,000               50            1.12%       Hanaro Web(n) TV
            TOTAL                    550,000              550           12.36%

9. MAJOR CREDITORS

                                                             (Unit: KRW million)

                             Credit       Number of  Shareholding
       Creditors             Amount        Shares      ratio (%)                   Remarks
-------------------------------------------------------------------------------------------------------------------
Cispol                        7,849         2,000        0.00%          CMTS Server delivery payment, etc.
Data Craft Korea              7,409         3,000        0.00%          IT equipments delivery payment, etc.
Diamond AD Ltd.               6,876             -           -           Hanafos V broadcast advertisement fee, etc.
Korea Telecom                 6,002             -           -           Interconnection fee
ChungMyung CNT Co. Ltd.       4,028             -           -           Small equipment delivery payment, etc.

10. IMPORTANT EVENTS AFTER THE CLOSING DATE

     -    Not Applicable

11. OTHER IMPORTANT FACTORS

     -    Not Applicable

Exhibit G.

                              HANARO TELECOM, INC.

                         NON-CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 2003 AND 2002

                                                                                                           Translation into
                                                                                                        U.S. Dollars (Note 2)
                                                                             Korean Won              ---------------------------
                           ASSETS                                      2003               2002            2003           2002
                           ------                                      ----               ----            ----           ----
                                                                            (In millions)                   (In thousands)
CURRENT ASSETS:
   Cash and cash equivalents (Note 3)                                W 196,128           W 278,511  $     164,454  $     233,533
   Short-term financial instruments (Notes 4 and 5)                    217,272             131,723        182,183        110,450
   Short-term investment securities (Note 6)                               273              18,770            229         15,739
   Trade receivables, net of allowance for doubtful
   accounts of W 36,955 million in 2003 and
   W 13,517 million in 2002, and discount on
   present value of W 5 million in 2003                                207,799             205,830        174,240        172,589
   Short-term loans, net of discount on present value
   of W 596 million in 2003 and W 189 million
   in 2002 (Note 9)                                                     14,451               7,193         12,117          6,031
   Accounts receivable-other, net of allowance for doubtful
   accounts of W 2,899 million in 2003 and 2002                          3,140               5,930          2,633          4,972
   Accrued income                                                        6,249               4,982          5,240          4,177
   Prepaid expenses                                                     21,921               8,409         18,381          7,051
   Prepaid income tax                                                    2,347               3,709          1,968          3,110
   Advanced payments                                                     1,548                 185          1,298            155
   Forward exchange contracts (Note 16)                                    173                   -            145              -
   Inventories                                                           1,270              10,862          1,065          9,109
                                                                     ---------           ---------  -------------  -------------

Exhibit G.

                                                                       672,571             676,104        563,953        566,916
                                                            ------------------  ------------------  -------------  -------------
NON-CURRENT ASSETS:
   Long-term financial instruments (Notes 4 and 5)                           7                   5              6              4
   Long-term investment securities (Note 7)                             24,984              49,316         20,949         41,352
   Investment securities using the equity method (Note 8)               20,338              40,796         17,053         34,208
   Long-term trade receivables, net of discount on present
   value of W 680 million in 2003 (Note 2)                               1,038                   -            870              -
   Long-term loans, net of discount on present value of
   W 2,525 million in 2003 and W 4,006 million
   in 2002 (Note 9)                                                     13,483              23,161         11,306         19,421
   Key-money deposits                                                   45,180              61,156         37,884         51,280
   Long-term prepaid expenses                                           12,893              13,990         10,811         11,730
   Property and equipment, net (Notes 10, 12, 14 and 25)             2,542,994           2,695,529      2,132,311      2,260,212
   Intangibles (Notes 11 and 24)                                        48,434              41,513         40,612         34,808
                                                            ------------------  ------------------  -------------  -------------
                                                                     2,709,351           2,925,466      2,271,802      2,453,015
                                                            ------------------  ------------------  -------------  -------------
           Total Assets                                     W        3,381,922  W        3,601,570  $   2,835,755  $   3,019,931
                                                            ==================  ==================  =============  =============

  (continued)

Exhibit G.

                              HANARO TELECOM, INC.

                   NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)

                        AS OF DECEMBER 31, 2003 AND 2002

                                                                                                         Translation into
                                                                                                       U.S. Dollars (Note 2)
                                                                          Korean Won                ---------------------------
                                                                    2003              2002             2003            2002
                                                                    ----              ----             ----            ----
                                                                         (In millions)                     (In thousands)
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Trade payables                                            W           31,319  W          70,234  $     26,261   $     58,891
   Other accounts payable                                               116,686            153,254        97,842        128,504
   Short-term borrowings (Note 13)                                      163,000             55,000       136,676         46,118
   Advances received                                                      3,268              3,036         2,740          2,546
   Accrued expenses                                                      60,780             43,795        50,964         36,722
   Withholdings                                                          20,172             12,675        16,914         10,628
   Current portion of Asset Backed Securities payable
     (Note 15)                                                           32,510            122,972        27,260        103,113
   Current maturities of long-term debt, net of discount on
     debentures of W 3,476 million in 2003 and
     W 5,180 million in 2002, and present value
     discount of W 1,698 million in 2003, and
     accrued interest of W 8,246 million in 2002
     (Notes 12 and 14)                                                  352,226            842,964       295,343        706,829
   Forward exchange contracts                                                 -              1,888             -          1,583
   Interest swap (Note 16)                                               13,058              5,632        10,949          4,723
   Deposits received                                                      1,785             16,711         1,497         14,012
                                                             ------------------  -----------------  ------------   ------------
                                                                        794,804          1,328,161       666,446      1,113,669
                                                             ------------------  -----------------  ------------   ------------

LONG-TERM LIABILITIES:
   Long-term debt, net of current portion (Note 14)                     242,523            194,297       203,357        162,919
   Debentures, net (Note 14)                                            481,753            594,718       403,952        498,673

Exhibit G.

   Long-term obligation under capital leases (Note 12)                   48,570             38,087        40,726         31,936
   Long-term Asset Backed Securities payable (Note 15)                        -             32,510             -         27,260
   Long-term advances received                                           14,315             15,504        12,003         13,000
   Accrued severance indemnities, net (Note 2)                           21,728             22,057        18,219         18,495
   Long-term deposits received                                           19,874              1,566        16,664          1,313
                                                             ------------------  -----------------  ------------   ------------
                                                                        828,763            898,739       694,921        753,596
                                                             ------------------  -----------------  ------------   ------------
           Total Liabilities                                          1,623,567          2,226,900     1,361,367      1,867,265
                                                             ------------------  -----------------  ------------   ------------

SHAREHOLDERS' EQUITY (Note 17):

   Capital stock                                                      2,310,676          1,396,613     1,937,511      1,171,066
   Paid-in capital in excess of par value                               344,642            692,815       288,984        580,928
   Accumulated deficit                                                 (874,573)          (709,237)     (733,333)      (594,698)
   Capital adjustments:
     Stock compensation (Note 18)                                         5,916              4,541         4,961          3,808
     Valuation loss on available-for-sale
     securities, net (Note 7)                                            (6,806)            (4,430)       (5,707)        (3,715)
     Valuation loss on available-for-sale securities using
     the equity method (Note 8)                                          (8,442)                 -        (7,079)             -
     Valuation loss on interest swap (Note 16)                          (13,058)            (5,632)      (10,949)        (4,723)
                                                             ------------------  -----------------  ------------   ------------
           Total Shareholders' Equity                                 1,758,355          1,374,670     1,474,388      1,152,666
                                                             ------------------  -----------------  ------------   ------------
           Total Liabilities and Shareholders' Equity        W        3,381,922  W       3,601,570  $  2,835,755   $  3,019,931
                                                             ==================  =================  ============   ============

Exhibit G.

                              HANARO TELECOM, INC.

                    NON-CONSOLIDATED STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                                                          Translation into
                                                                                                        U.S. Dollars (Note 2)
                                                                           Korean Won               ---------------------------
                                                                     2003              2002              2003            2002
                                                               ---------------   ---------------    ---------------   ------------
                                                                         (In millions,                     (In thousands,
                                                                   except per share amount)           except per share amount)
OPERATING REVENUE (Note 25)                                 W        1,375,336  W        1,253,859  $     1,153,225   $  1,051,366

OPERATING EXPENSES (Note 19)                                         1,300,129           1,247,779        1,090,164      1,046,268
                                                            ------------------  ------------------  ---------------   ------------

OPERATING INCOME                                                        75,207               6,080           63,061          5,098
                                                            ------------------  ------------------  ---------------   ------------

NON-OPERATING INCOME:
   Interest income                                                      18,220              26,516           15,278         22,234
   Dividend income                                                           -               2,899                -          2,431
   Gain on disposal of short-term investment securities                    315               1,718              264          1,441
   Gains on disposal of long-term investment securities                    145                 229              122            192
   Gain on disposal of property and equipment                            1,093                  58              916             49
   Gain on foreign currency transactions                                   267               1,559              224          1,307
   Gain on foreign currency translation                                     19              17,064               16         14,308
   Gain on early redemption of debentures (Note 14)                        870                   -              729              -
   Gain on valuation of forward exchange contract (Note 16)                173                   -              145              -
   Gain on transaction of forward exchange contract                        343                 186              288            156
    (Note 16)

   Gain on valuation using the equity method (Note 8)                        -               1,266                -          1,062

Exhibit G.

   Other                                                                 5,197               5,655            4,357          4,741
                                                            ------------------  ------------------  ---------------   ------------
                                                                        26,642              57,150           22,339         47,921
                                                            ------------------  ------------------  ---------------   ------------
NON-OPERATING EXPENSES:
   Interest expense (Note 14)                                          139,328             142,389          116,827        119,394
   Asset Backed Securities payable expense (Note 15)                     9,028              18,382            7,570         15,413
   Loss on foreign currency transactions                                   764                 428              641            359
   Loss on foreign currency translation                                    138                 260              116            218
   Loss on disposal of short-term investment securities                  2,117                   -            1,775              -
   Loss on valuation of trading securities                                 307               2,838              257          2,380
   Impairment loss on short-term investment securities                     940                 600              788            503
   Impairment loss on long-term investment securities
    (Note 7)                                                             3,385               6,357            2,838          5,330
   Donations                                                               786                 311              659            261
   Loss on early redemption of debentures (Note 14)                        308               4,265              258          3,576
   Loss on valuation using the equity method (Note 8)                   31,826                   -           26,686              -
   Loss on disposal of property and equipment                            1,319               5,482            1,106          4,597
   Loss on disuse of property and equipment (Note 10)                   61,333                   -           51,428              -
   Loss on valuation of forward exchange contract                            -               1,888                -          1,583
   Other (Note 2)                                                       15,606               3,170           13,086          2,658
                                                            ------------------  ------------------  ---------------   ------------
                                                                       267,185             186,370          224,035        156,272
                                                            ------------------  ------------------  ---------------   ------------
ORDINARY LOSS                                                         (165,336)           (123,140)        (138,635)      (103,253)

EXTRAORDINARY ITEMS                                                          -                   -                -              -
                                                            ------------------  ------------------  ---------------   ------------

LOSS BEFORE INCOME TAX                                                (165,336)           (123,140)        (138,635)      (103,253)

INCOME TAX EXPENSE (Note 20)                                                 -                   -                -              -
                                                            ------------------  ------------------  ---------------   ------------

NET LOSS                                                    W         (165,336) W         (123,140) $      (138,635)  $   (103,253)
                                                            ==================  ==================  ===============   ============

ORDINARY LOSS PER SHARE (Note 2)                            W             (515) W             (413) $         (0.43)  $      (0.35)
                                                            ==================  ==================  ===============   ============

NET LOSS PER SHARE (Note 2)                                 W             (515) W             (413) $         (0.43)  $      (0.35)
                                                            ==================  ==================  ===============   ============

Exhibit G.

              NON-CONSOLIDATED STATEMENTS OF DISPOSITION OF DEFICIT

                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                                                           Translation into
                                                                           Korean Won                    U.S. Dollars (Note 2)
                                                                                                    ------------------------------
                                                                    2003               2002              2003             2002
                                                                    ----               ----              ----             ----
                                                                         (In millions)                       (In thousands)
ACCUMULATED DEFICIT BEFORE DISPOSITION:
   Undisposed deficit carried over from prior year          W         (709,237) W         (586,097) $      (594,698)  $   (491,445)
   Net loss                                                           (165,336)           (123,140)        (138,635)      (103,253)
                                                            ------------------  ------------------  ---------------   ------------
                                                                      (874,573)           (709,237)        (733,333)      (594,698)

DISPOSITION OF DEFICIT                                                       -                   -                -              -
                                                            ------------------  ------------------  ---------------   ------------
UNDISPOSED DEFICIT TO BE CARRIED
   FORWARD TO SUBSEQUENT YEAR                               W         (874,573) W         (709,237) $      (733,333)  $   (594,698)
                                                            ==================  ==================  ===============   ============

Exhibit G.

                         AUDIT REPORT OF AUDIT COMMITTEE

I, as the Chairman of the Audit Committee (the "Committee") of Hanaro Telecom, Inc. ("the Company"), have audited and hereby report the results of auditing the accounting records and business transactions of the Company's fiscal year 2003 from January 1, 2003 to December 31, 2003.

1.       Summary of Auditing Methodology

     Auditing the accounts included reviewing accounting records and relevant statements, and examining the financial statements and the specifications attached thereto. When necessary, the Committee resorted to auditing procedures that included contrast, due diligence, observation, inquiry, etc.

     As for auditing the business transactions, in the event that it was necessary to attend a meeting of the Board of Directors or other important meetings, I received reports from Directors regarding the Company's operation, and reviewed and examined relevant records for business transactions of importance.

2.       Balance Sheet & Statements of Operations

     The balance sheet and statements of operations present fairly, pursuant to the applicable laws of Korea and the Articles of Incorporation, the financial position and operation of the Company.

3.       Statement of Disposition of Deficit

     The statement of disposition of deficit was prepared pursuant to the applicable laws of Korea and the Articles of Incorporation, and appropriately states and reflects the financial position and other matters of the Company.

4.       Business Report

     The business report represents fairly, pursuant to the applicable laws of Korea and the Articles of Incorporation, the sate of the Company.

March 11, 2004

Sung Kyu Park, Chairman of the Audit Committee

Hanaro Telecom, Inc.

Exhibit G.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

           English Translation of a Report Originally Issued in Korean

To the Shareholders and Board of Directors of

Hanaro Telecom, Inc.:

We have audited the accompanying non-consolidated balance sheets of Hanaro Telecom, Inc. (the "Company") as of December 31, 2003 and 2002, and the related non-consolidated statements of operations, disposition of deficit and cash flows for the years then ended, all expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanaro Telecom, Inc. as of December 31, 2003 and 2002, and the results of its operations, changes in its deficit and its cash flows for the years then ended in conformity with financial accounting standards in the Republic of Korea (Note 2).

Exhibit G.

The translated amounts in the accompanying financial statements have been translated into U.S. dollars, solely for the convenience of the reader, on the basis set forth in Note 2.

As explained in Note 17, on November 18, 2003, the Company issued 182,182,500 common shares at W 3,200 per share (par value : W 5,000) for the specified foreign investors. The discounts at less than par value, which amounts to W 329,062 million, and the issuing cost of W 19,111 million were offset against the existing paid-in capital in excess of par value.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

Anjin Deloitte LLC

Seoul, Korea

February 12, 2004

                                                                       EXHIBIT H

                 MANAGERIAL ACCOUNTING & INTERNAL CONTROL SYSTEM

Hanaro Telecom, Inc. ("the Company") attempts to strengthen its managerial accounting and internal control procedures for compiling financial information of the Company to enhance the validity and reliability of the information presented to the public.